Exhibit 99.2

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5067 ACN 112 202 883

Telephone:  +61 8 8274 2128   Facsimile: +61 8 8132 0766   www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

Not for release to US wire services

General Manager

The Company Announcements Office

Australian Securities Exchange

SUNDANCE RE-DOMICILIATION:
SCHEME BOOKLET REGISTERED WITH ASIC

Sundance Energy Australia Limited (ASX: SEA) (NASDAQ: SNDE) (the “Company” or “Sundance”) is pleased to announce that the Australian Securities and Investments Commission (“ASIC”) has registered the Scheme Booklet in relation to the Company’s proposed re-domiciliation from Australia to the United States via a Scheme of Arrangement (the “Scheme”), under which a newly formed US corporation (“Holdco”) will become the ultimate parent company of the Sundance group of companies following the implementation of the Scheme.

A full copy of the Scheme Booklet is attached to this announcement. The Scheme Booklet includes the Notice of Scheme Meeting and an Independent Expert’s Report prepared by KPMG Financial Advisory Services (Australia) Pty Ltd, which concludes that, in their opinion, the Scheme is in the best interests of Sundance shareholders.

The Directors of Sundance continue to unanimously recommend that Sundance shareholders vote in favour of the Scheme and intend to vote Sundance shares in their control in favour of the Scheme, in the absence of a superior proposal and subject to an Independent Expert continuing to conclude that the Scheme is in the best interests of Sundance shareholders.

Despatch of Scheme Booklet and proxy form

A full copy of the Scheme Booklet, which includes the Notice of Scheme Meeting and the Independent Expert’s Report, and proxy form will be sent to Sundance shareholders on or about 10 October 2019.

Scheme Meeting

The Scheme Meeting will be held on Friday, 8 November 2019 at the offices of Baker McKenzie, Tower One - International Towers Sydney, Level 46, 100 Barangaroo Avenue, Sydney NSW 2000, commencing at 10:00 am (Sydney time).

All Sundance shareholders are encouraged to vote either by attending the Scheme Meeting in person or by appointing a proxy, attorney or an authorised corporate representative to attend the Scheme Meeting and vote on your behalf. Details on how to vote at the Scheme Meeting are included in the Scheme Booklet.

1

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with headquarters in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford. A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the US Securities and Exchange Commission available at www.sec.gov.

Forward-Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Not for Release to US wire services

This announcement has been prepared for publication in Australia and may not be released to US wire services. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States except in transactions exempt from, or not subject to, registration under the US Securities Act and applicable US state securities laws.

For more information, please contact:
United States:
	John Roberts	Eric McCrady
	VP Finance & Investor Relations	CEO and Managing Director
	Tel: +1 (720) 638-2400	Tel: +1 (303) 543-5703

Australia:
Mike Hannell Chairman
Tel:	+61 (0)418 834 957 or
+61 8 8274 2128

2

Sundance Energy Australia Limited

(ACN 112 202 883)

Scheme Booklet

For a scheme of arrangement between Sundance Energy Australia Limited (ACN 112 202 883) (Sundance) and holders of ordinary shares in Sundance in relation to the proposed re-domiciliation of Sundance to the United States.

Your directors unanimously recommend that you

VOTE FOR

the Scheme, in the absence of
a superior proposal

This is an important document and requires your immediate attention. You should read it in its entirety before deciding whether or not to vote for the Scheme.

If you are in any doubt about how to deal with this document, please consult your financial, legal, taxation or other professional advisor.

A notice for the Scheme Meeting is included as Annexure D to this Scheme Booklet. A Proxy Form for the Scheme Meeting also accompanies this Scheme Booklet.

The Scheme Meeting will be held on 8 November 2019 at 10:00 am (Sydney time) at the offices of Baker McKenzie, Tower One - International Towers Sydney, Level 46, 100 Barangaroo Avenue, Sydney NSW 2000.

Legal Advisor

Letter from the Chairman of Sundance

Dear Sundance Shareholders,

On 11 September 2019, Sundance announced its proposal to re-domicile Sundance to the United States via a scheme of arrangement under which all of the shares held by Sundance Shareholders will be exchanged for shares of Sundance Energy Inc., a newly formed Delaware corporation (“Holdco”), on the ratio of one Holdco Share for every 100 Sundance Shares. Promptly following the implementation of the Scheme, it is expected that Holdco’s shares will have been authorised for listing on the Nasdaq Stock Market (“Nasdaq”), subject to official notice of issuance from Holdco. Holdco made an application for listing to Nasdaq in September 2019. Following the Scheme, Holdco will become the ultimate parent company of the Sundance group of companies.

The Sundance Directors have considered the advantages and disadvantages of the Scheme and unanimously recommend that you support the proposal to re-domicile Sundance to the United States, in the absence of a superior proposal. After careful and diligent consideration, the Sundance Board believes that the advantages of the Scheme are that the re-domiciliation and listing of Holdco’s shares on Nasdaq:

•                  may attract increased attention from the broader US investor pool and lead to Holdco being more fully valued by investors over time as the US market is generally better informed regarding unconventional E&P companies operating in the US due to its greater number of market participants and investors;

•                  may have increased access to lower-cost debt or equity capital in the US markets, which are larger and more diverse than Australian capital markets. Thus, this increased access to US capital markets may enable future growth to be financed at a lower cost;

•                  would simplify the structuring of potential future merger, sale or acquisition transactions, which may increase Holdco’s attractiveness to potential merger partners, sellers or acquirers; and

•                  will allow Holdco to streamline its business operations as the corporate structure would be aligned with the core of its business operations. Currently, substantially all of Sundance’s assets and management are in the US.

The Sundance Board believes that the potential disadvantages and risks of the Scheme include the following:

•                  there may be a loss of demand for Holdco Shares from Australian investors without an offsetting demand for Holdco Shares from US investors;

•                  there will be differences in Sundance Shareholders’ rights as shareholders of Holdco, a Delaware corporation, as compared to Sundance Shareholders’ existing rights, in particular in relation to regulation of takeovers;

•                  there will be increased exposure to US law and a more litigious environment;

•                  there may be US federal income and Australian taxation consequences for Sundance Shareholders if the Scheme is implemented as a result of the implementation or holding Holdco Shares, as discussed in Section 10; and

•                  Sundance Shareholders may disagree with the recommendation of the Sundance Board and the Independent Expert’s conclusion.

In this regard, potential disadvantages and risks are discussed, respectively, in Section 2 (page 22) and Section 7 (page 71).

However, as holding shares in a Nasdaq listed, US incorporated company may not be attractive to all current Sundance Shareholders, and Sundance does not expect to maintain a Chess Depositary Interest (“CDI”) listing on the ASX, we are giving certain eligible shareholders the opportunity to participate in the Share Sale Facility, which will facilitate the sale of their Holdco Shares on Nasdaq if the Scheme is implemented. There is no guarantee as to the price that will be achieved by participants in the Share Sale Facility, which will depend, among other things, on market conditions at the time of the relevant sales. To ensure that the sales of Holdco Shares take place in an orderly market and that the Share Sale Facility does not unduly destabilise that market, it is anticipated that the completion of the sales of Holdco Shares through the Share Sale Facility and the distribution of the Share Sale Facility Proceeds may require several months. Interest will not be paid on any Share Sale Facility Proceeds.

The Sundance Board has appointed KPMG as an Independent Expert to review and opine on the merits of the Proposed Transaction. The Independent Expert has concluded that the Scheme is, on balance, in the best interests of the Sundance Shareholders. A summary of the Independent Expert’s Report is included in Section 9 of this Scheme Booklet and the full report is contained in Annexure A (page 116) Further information on the advantages and disadvantages of the Scheme are set out in sections 3.1 and 3.2 and 3.3 of the Independent Expert’s Report (pages 121-126).

The Scheme requires the approval of Sundance Shareholders at a meeting to be held on 8 November 2019 at the offices of Baker McKenzie, Level 46, Tower One, 100 Barangaroo Avenue, Sydney NSW 2000, followed by final court approval before its implementation. You are encouraged to vote either by attending the meeting or completing and returning the Proxy Form in accordance with the instructions on that form. Each Sundance Director intends to vote for the Scheme in respect of their personal holdings of Sundance Shares and any proxies placed at their discretion. If you are a holder of American Depositary Receipt (“ADRs”), you will be entitled to give instructions to the ADR Depositary, to vote at the Scheme Meeting. Holders of ADRs (“ADR Holders”) may not vote in person at the Scheme Meeting or by proxy (other than through instructions given to the ADR Depositary) and cannot elect to participate in the Share Sale Facility, unless they surrender their ADR and become holders of the underlying Sundance Shares withdrawn prior to the cut-off date for determining entitlements to vote or to participate in the Share Sale Facility (as applicable).

While the Sundance Board unanimously believes that re-domiciliation to the US and the proposed listing of Holdco Shares on Nasdaq will be beneficial for the Sundance group of companies and its shareholders, we recognise and acknowledge that there are some potential disadvantages and risks associated with re-domiciliation that need to be assessed by each individual Sundance Shareholder. These risks are described in Section 7 of this Scheme Booklet.

If the Scheme is not implemented, you will not receive the Scheme Consideration to which you would otherwise be entitled, Sundance will remain the ultimate parent of the Sundance group of companies, and its shares will continue to trade on the ASX and on Nasdaq in the form of ADRs.

This Scheme Booklet contains important information in relation to the Scheme, including the reasons for your directors’ recommendation and a summary of the findings of the Independent Expert. We encourage you to read it in full as it will assist you in making an informed decision.

If you have any questions in relation to any of the Scheme, please contact the Company Chairman Michael D. Hannell (+61 8 8274 2128 or +61 418 834 957), Managing Director Eric P. McCrady (+1 (303) 543-5703), or Vice President of Investor Relations John Roberts (+1 (720) 638-2400) or go to

Sundance’s website at www.sundanceenergy.com.au. You are encouraged to contact your financial, legal, taxation or other professional advisor to discuss the implications of the Scheme for your individual circumstances. You can also contact the Sundance Share Registry on 1300 556 161 (within Australia), or +61 3 9415 4000 (outside Australia).

On behalf of the Sundance Board of Directors, I recommend the Scheme to you in the absence of a superior proposal, and thank you for your continued support as a Sundance Shareholder.

Yours sincerely,

Michael D. Hannell

Non-executive Chair, Sundance Energy Australia Limited

Overview of this Scheme Booklet

What is the purpose of this Scheme Booklet?

This Scheme Booklet contains information about the proposed re-domiciliation of Sundance Energy Australia Limited (Sundance or the Company) to the US by way of the Scheme under which all of the shares held by Sundance Shareholders will be transferred to Holdco, a new US company incorporated in accordance with the laws of Delaware, in exchange for the issue of Holdco Shares to Sundance Shareholders, as further described in this Scheme Booklet (collectively, the Proposed Transaction).

Following the Scheme, Holdco will become the ultimate parent company of the Sundance Group. It is intended that Holdco will be a public reporting company in the US with the Holdco Shares being listed for trading on Nasdaq promptly following the implementation of the Scheme, subject to authorisation for listing being obtained from Nasdaq and official notice of issuance of Holdco Shares from Holdco.

This Scheme Booklet provides Sundance Shareholders with information to consider before voting on the Scheme at the Scheme Meeting to be held on 8 November 2019 at 10:00 am (Sydney time).

Why you should vote?

If you are a Sundance Shareholder, you will have a say on whether the Scheme is implemented. Your vote is important to ensure that the Scheme is successful.

Is the Scheme in the best interests of the Sundance Shareholders?

The Sundance Directors unanimously recommend that Sundance Shareholders vote FOR the Scheme, in the absence of a superior proposal. Some of these reasons are set out in Section 1 of this Scheme Booklet.

The Independent Expert has concluded that the Scheme is, on balance, in the best interests of the Sundance Shareholders.

However, you are not obliged to follow the recommendation of the Sundance Directors or the conclusions of the Independent Expert. There are certain factors that may lead you to vote against the Scheme. Some of these factors are set out in Section 2 of this Scheme Booklet.

What if I have questions in relation to the Scheme?

If you have questions in relation to the Scheme, you should refer to Section 3 (Frequently asked questions), visit Sundance’s website at www.sundanceenergy.com.au or contact the Company Chairman Michael D. Hannell (+61 8 8274 2128 or +61 418 834 957), Managing Director Eric P. McCrady (+1 (303) 543-5703), or Vice President of Investor Relations John Roberts (+1 (720) 638- 2400). Alternatively, you can contact your financial, legal, taxation or other professional advisor. You can also contact the Sundance Share Registry on 1300 556 161 (within Australia), or +61 3 9415 4000 (outside Australia).

What should you do?

Read this Scheme Booklet

You should read and carefully consider the information contained in this Scheme Booklet to help you make an informed decision in relation to your Sundance Shares and on how to vote at the Scheme Meeting.

Vote on the Scheme

The Scheme Meeting will be held at the offices of Baker McKenzie, Tower One - International Towers Sydney, Level 46, 100 Barangaroo Avenue, Sydney NSW 2000 on 8 November 2019 at 10:00 am (Sydney time).

The business of the Scheme Meeting is to consider and, if thought fit, pass the Scheme Resolution to approve the Scheme. The Scheme Resolution must be approved by:

•                a majority in number (more than 50%) of Sundance Shareholders present and voting at the Scheme Meeting; and

•                at least 75% of the total number of votes cast on the Scheme Resolution at the Scheme Meeting by Sundance Shareholders entitled to vote on the Scheme Resolution.

Please refer to Section 4.3 and the Notice of Scheme Meeting in Annexure D for further information.

Following approval of the Scheme by Sundance Shareholders, the Court must also finally approve the Scheme and has discretion as to whether or not the Scheme is approved.

Entitlement to vote

If you are registered as a Sundance Shareholder at 7:00 pm (Sydney time) on 6 November 2019, you are entitled to vote at the Scheme Meeting. Refer to Section 4.3(b) for further details of voting entitlements at the Scheme Meeting.

How to vote

Sundance Shareholders entitled to vote on the Scheme Resolution can vote in person, by attorney, by proxy or by corporate representative (in the case of a corporate shareholder). You will be counted as being present at the Scheme Meeting if you vote in any of these ways.

In the case of Sundance Shares which are jointly held, only one of the joint holders is entitled to vote. If more than one holder votes in respect of jointly held Sundance Shares, only the vote of the Sundance Shareholder whose name appears first in the Sundance Register will be counted.

If you are an ADR Holder, you will be entitled to give instructions to the ADR Depositary, to vote at the Scheme Meeting. ADR Holders may not vote in person at the Scheme Meeting or by proxy (other than through instructions given to the ADR Depositary) unless they surrender their ADR and become holders of the underlying Sundance Shares withdrawn prior to the cut-off date for determining entitlements to vote.

Voting at the Scheme Meeting will be by poll (one vote for each Sundance Share that is eligible to be voted).

(a)                                 Voting in person

Sundance Shareholders who are entitled to vote and wish to do so in person should attend the Scheme Meeting to be held on 8 November 2019 at 10:00 am (Sydney time).

On arrival at the Scheme Meeting, you will be required to provide your name and address and will be given a voting card. Please bring your Proxy Form to assist with the registration process.

Persons who are attending as an attorney should bring the original power of attorney (or a certified copy), unless a certified copy has previously been provided to Sundance.

Persons who are attending as a corporate representative should bring evidence of their appointment, which must comply with the relevant requirements of the Corporations Act. A form of the certificate used to appoint a corporate representative can be obtained from the Sundance Share Registry.

(b)                                 Voting by proxy

Sundance Shareholders who are entitled to vote and who wish to appoint a proxy to vote on their behalf at the Scheme Meeting must complete and sign the Proxy Form and either:

•                  send it to the Sundance Share Registry by mail to the following address: Computershare Investor Services Pty Limited, GPO Box 1282 Melbourne, Victoria 3001, Australia; or

•                  send it to the Sundance Share Registry by facsimile to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia).

To be effective, completed Proxy Forms for the Scheme Meeting must be received by the Sundance Share Registry (whether in person, by mail or facsimile) by no later than 10:00 am (Sydney time) on 6 November 2019 (or if the Scheme Meeting is adjourned, at least 48 hours before the resumption of the Scheme Meeting in relation to the resumed part of the Scheme Meeting).

If an attorney signs a Proxy Form on behalf of a Sundance Shareholder, the original power of attorney (or a certified copy) must be received by the Sundance Share Registry at the same time as the Proxy Form (unless a certified copy has previously been provided to Sundance). A proxy will be admitted to the Scheme Meeting and given a voting card at the point of entry to the Scheme Meeting on providing written evidence of their name and address.

Sundance Shareholders who complete and return the Proxy Form as set out above will not be precluded from attending in person and voting at the Scheme Meeting. Any such vote by a Sundance Shareholder will override any previously submitted Proxy Form.

(c)                                  Lodging your proxy online

Sundance Shareholders who are entitled to vote may lodge their proxy online by going to www.investorvote.com.au and following the instructions on the secure website. The access  information that you will need to lodge your proxy is set out in the Proxy Form for the Scheme  Meeting.

Right to object at Second Court Hearing

If the Scheme is approved at the Scheme Meeting but you wish to oppose approval by the Court, you have a right to appear at the Second Court Hearing for approval of the Scheme on 14 November 2019 at 10.15 am (Sydney time) before Justice Farrell in the Federal Court of Australia, Law Courts Building, Queens Square, Sydney. If you intend to appear you should serve notice of intention to appear on the Company’s solicitors, Baker McKenzie, Tower One - International Towers Sydney, Level 46, 100 Barangaroo Avenue, Sydney NSW 2000 (attention: Maria O’Brien).

The Sundance Board unanimously recommends that you vote FOR the Scheme in the absence of a superior proposal.

Important Notices

Purpose of Scheme Booklet

The purpose of this Scheme Booklet is to explain the terms of the Scheme and the manner in which it will be implemented (if approved) and to provide information as is prescribed or otherwise material to the decision of Sundance Shareholders whether to approve the Scheme.

An electronic version of this Scheme Booklet will be available for viewing and downloading online at www.sundanceenergy.com.au.

Read the entire Scheme Booklet

Sundance Shareholders are encouraged to read this Scheme Booklet in its entirety before voting on the Scheme. If you have any questions, you should refer to Section 3 (Frequently asked questions), visit Sundance’s website at www.sundanceenergy.com.au or contact the Company Chairman, Michael D. Hannell (+61 8 8274 2128 or +61 418 834 957), Managing Director, Eric P. McCrady (+1 (303) 543-5703), or Vice President of Investor Relations, John Roberts (+1 (720) 638-2400). Alternatively, you can contact your financial, legal, taxation or other professional advisor. You can also contact the Sundance Share Registry on 1300 556 161 (within Australia), or +61 3 9415 4000 (outside Australia).

Important notice associated with Court order under subsection 411(1) of Corporations Act

The fact that under subsection 411(1) of the Corporations Act the Court has ordered that the meeting be convened and has approved the explanatory statement required to accompany the notice of the meeting does not mean that the Court:

(a)                                has formed any view as to the merits of the proposed Scheme or as to how Sundance Shareholders should vote (on this matter Sundance Shareholders must reach their own decision); or

(b)                                has prepared, or is responsible for the content of, the explanatory statement.

References to defined terms, time and currency

A number of terms used in this Scheme Booklet have special meanings. These are listed in Section 12 (Glossary) at the back of this Scheme Booklet. The documents reproduced in some of the Annexures to this Scheme Booklet each have their own defined terms which are sometimes different from those in the Glossary. Unless otherwise specified, all data contained in charts, graphs and tables is based on information available at the date of this Scheme Booklet. All references to time in this Scheme Booklet are to time in Sydney, Australia. All references to A$ or AUD in this Scheme Booklet are to Australian dollars, unless otherwise specified. All references to $ or US$ in this Scheme Booklet are to the currency of the United States, unless otherwise noted.

Effect of rounding

A number of figures, amounts, percentages, estimates and fractions in this Scheme Booklet are subject to the effect of rounding. Accordingly, the actual calculation of these figures may differ from the figures set out in this Scheme Booklet.

Investment decisions

This Scheme Booklet is intended for all Sundance Shareholders collectively and does not take into account the investment objectives, financial  situation or particular needs of each Sundance Shareholder or any other particular person. This Scheme Booklet should not be relied upon as the sole basis for any investment decision in relation to the Scheme or your Sundance Shares. Before making any investment decision in relation to the Scheme or your Sundance Shares, including any decision to vote for or against the Scheme, you should consider whether that decision is appropriate in the light of your particular investment needs, objectives and financial circumstances. If you are in any doubt about what you should do, you should seek independent financial, legal, taxation or other professional advice before making any investment decision in relation to the Scheme or your Sundance Shares.

Future matters and intentions

Certain statements in this Scheme Booklet relate to the future. The forward-looking statements in this Scheme Booklet reflect the current expectations of Sundance, or in relation to the Holdco Information, on Holdco. These forward-looking statements involve known and unknown risks, uncertainties, assumptions (including without limitation assumptions regarding the present and future business strategies of Sundance, Holdco and the environment in which the Sundance Group will operate in the future) and other important factors that could cause the actual results, performance or achievements to be materially different from expected future results, performance or achievements expressed or implied by those statements. Forward-looking statements should, therefore, be construed in light of such factors and you are cautioned not to place undue reliance on any such statement. Sundance  Shareholders should also note that the historical financial performance of Sundance is no assurance of the future performance of Sundance or Holdco (after implementation of the Scheme), whether or not the Scheme proceeds.

Other than as required by law, neither Sundance nor Holdco nor any director or officer of those entities nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this Scheme Booklet will actually occur. The forward-looking statements in this Scheme Booklet reflect the views held only at the date of this Scheme Booklet. Subject to any continuing obligation under applicable law or the ASX Listing Rules, Sundance, Holdco and their respective directors and officers disclaim any responsibility, obligation or undertaking to disseminate after the date of this Scheme Booklet any updates or revisions to any forward-looking statements to reflect any change in expectations in relation to those statements of any change in events, conditions or circumstances on which any such statement is based.

Responsibility for information

Sundance has provided, and is responsible for, the Sundance Information in this Scheme Booklet.

Holdco has provided, and is responsible for, the Holdco Information in this Scheme Booklet.

KPMG has prepared and is responsible for the Independent Expert’s Report. None of Sundance, Holdco and their respective related bodies corporate, directors, officers, employees and advisors assume any responsibility for the accuracy or completeness of the information contained in the Independent Expert’s Report, except, in the case of Sundance and Holdco, in relation to the information given by them respectively to the Independent Expert.

A summary of the Independent Expert’s Report is set out in Section 9, and a copy of the complete Independent Expert’s Report is contained in Annexure A.

ASIC and ASX

This Scheme Booklet contains the explanatory statement for the Scheme for the purposes of section 412(1) of the Corporations Act. A copy of this Scheme Booklet has been registered with ASIC for the purposes of section 412(6) of the Corporations Act. ASIC has been given an opportunity to review and comment on this Scheme Booklet in accordance with section 411(2) of the Corporations Act. Neither ASIC nor any of its officers is responsible for the contents of this Scheme Booklet.

ASIC has been requested to provide a statement in accordance with section 411(17)(b) of the Corporations Act, that ASIC has no objection to the Scheme. If ASIC provides that statement, then it  will be produced to the Court at the time of the Court hearing to approve the Scheme.

A copy of this Scheme Booklet has been lodged with ASX. Neither ASX nor its officers take any responsibility for the contents of this Scheme Booklet.

Foreign Shareholders

This Scheme Booklet and the Scheme are subject to Australian disclosure requirements and Australian accounting standards which may be different from those applicable in other jurisdictions. This Scheme Booklet and the Scheme do not in any way constitute an offer of securities in any place in which, or to any person to whom, it would not be lawful to make such an offer.

No action has been taken to register or qualify the Holdco Shares or otherwise permit a public offering of such securities in any jurisdiction outside Australia. See “Notice to foreign shareholders” in Section 11.8 for restrictions on distribution of the Scheme Booklet and the Holdco Shares.

Based on the information available to Sundance as at the date of this Scheme Booklet, Scheme Shareholders whose addresses are shown in the Sundance Register on the Scheme Record Date as being in the following jurisdictions will be entitled to have Holdco Shares issued to them pursuant to the Scheme subject to the qualifications, if any, set out below in respect of that jurisdiction:

•                  Australia;

•                  Cayman Islands;

•                  France;

•                  Germany;

•                  Hong Kong;

•                  Lithuania;

•                  New Zealand;

•                  Singapore;

•                  Thailand;

•                  United Kingdom;

•                  United States; and

•                  any other person or jurisdiction in respect of which Sundance reasonably believes that it is not prohibited and not unduly onerous or impractical to implement the Scheme and to issue Holdco Shares to a Sundance Shareholder with a registered address in such jurisdiction.

Nominees, custodians and other Sundance Shareholders who hold Sundance Shares on behalf of a beneficial owner resident outside Australia, Cayman Islands, Hong Kong, New Zealand, Singapore, the United Kingdom and the United States may not forward this Scheme Booklet (or any accompanying documents) to anyone outside these countries without the prior written consent of Sundance.

Sundance Shareholders who are Ineligible Foreign Shareholders will not be issued Holdco Shares. Instead, the Holdco Shares to which Ineligible Foreign Shareholders would otherwise be entitled to under the Scheme will automatically be issued to the Sale Agent and sold through the Share Sale Facility, with the Share Sale Facility Proceeds being remitted to those shareholders. Refer to Section 4.9 for further details.

Sundance Shareholders should seek specific taxation advice in relation to the Australian and overseas taxation implications of the Scheme.

Important Notice to Sundance Shareholders in the United States

The Holdco Shares have not been registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the US. Instead, Holdco intends to rely on an exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of the US Securities Act in connection with the consummation of the Scheme and the issuance of Holdco Shares. Section 3(a)(10) exempts securities issued in exchange for other securities from the general requirement of registration where the terms and conditions of the issuance and exchange have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance at which all persons to whom the securities will be issued have the right to appear. Approval of the Scheme by the Court  will be relied upon by Sundance and Holdco for purposes of qualifying for the Section 3(a)(10) exemption.

Persons who are Affiliates of Sundance prior to the Effective Date of the Scheme and who are Affiliates of Holdco after the Effective Date of the Scheme will be subject to certain restrictions on resale in a US public market including:

•                  sales may be made only if Holdco has been a US reporting company for at least 90 days and has complied with its US reporting obligations;

•                  the volume of securities that can be sold in any three month period is limited to an amount equal to 1% of Holdco Shares on issue or, if the Holdco Shares are listed on a national US exchange (such as Nasdaq), the greater of 1% of Holdco Shares on issue and 1% of the average reported weekly trading volume of Holdco Shares (measured over the previous four weeks); and

•                  sales must be conducted by way of unsolicited broker’s transactions.

The Holdco Shares issued pursuant to the Scheme have neither been approved nor disapproved by the SEC, or by any other securities regulatory authority of any US state or of any international jurisdiction.

This Scheme Booklet has not been filed with or reviewed by the SEC or any US state securities authority and none of them has passed upon or endorsed the merits of the Scheme or the accuracy, adequacy or completeness of this Scheme Booklet. Any representation to the contrary is a criminal offence.

Sundance Shareholders in the United States should note that the Scheme will be conducted in accordance with the laws of Australia and ASX Listing Rules. As a result, it may be difficult for you to enforce your rights, including any claim you may have arising under US federal securities laws, as Sundance is presently located outside the US and some of its officers and directors may be residents of a foreign country. As such, you may not be able to take legal action against Sundance or its officers and directors in Australia for violations of US securities laws and it may be difficult to compel Sundance and its officers and directors to subject themselves to a US court’s judgement.

You should be aware that Holdco may, subject to the requirements of the Corporations Act, purchase securities otherwise than under the Scheme, such as in open market or privately negotiated purchases.

Privacy

Sundance and Holdco may collect personal information in the process of implementing the Scheme. This personal information may include the names, contact details and shareholdings of Sundance Shareholders and the names of persons appointed by Sundance Shareholders to act as proxy, corporate representative or attorney at the Scheme Meeting. The primary purpose of collecting this personal information is to assist Sundance and Holdco to conduct the Scheme Meeting and implement the Scheme in the manner described in this Scheme Booklet. The collection of this personal information is authorised by the Corporations Act.

Personal information may be disclosed to the Sundance Share Registry, to the Holdco Share Registry, to securities brokers, to third party service providers, including print and mail service providers and professional advisors, to related bodies corporate of Holdco, Sundance and each of their respective agents and contractors, and to ASX and other regulatory authorities, and in any case, where disclosure is required by law or allowed by law or where the relevant individual has consented. The personal information of Sundance Shareholders may also be disclosed to the Sale Agent for the purposes of operating the Share Sale Facility.

Sundance Shareholders who are individuals and other individuals in respect of whom personal information is collected have certain rights to access personal information collected in relation to them. Such individuals should contact the Sundance Share Registry in the first instance if they wish to request access to that personal information.

Sundance Shareholders who appoint a named person to act as their proxy, corporate representative or attorney at the Scheme Meeting should ensure that they inform that person of the matters outlined above.

Sundance website

The content of Sundance’s website does not form part of this Scheme Booklet and investors should not rely on any such content.

Date of this Scheme Booklet

This Scheme Booklet is dated 1 October 2019.

Key Dates

Scheme Meeting proxies	10:00 am (Sydney time) on 6 November 2019
Latest time and date for receipt of Proxy Forms for the Scheme Meeting

Voting Record Date	7:00 pm (Sydney time) on 6 November 2019
Time and date for determining eligibility to vote at Scheme Meeting

Scheme Meeting	10:00 am (Sydney time) on 8 November 2019
To be held at the offices of Baker McKenzie, Tower One - International Towers Sydney, Level 46, 100 Barangaroo Avenue, Sydney NSW 2000

If the Scheme is approved by Sundance Shareholders:

Second Court Hearing for approval of the Scheme	14 November 2019

Effective Date	14 November 2019
The date on which the Scheme comes into effect and is binding on Sundance Shareholders. The Court orders will be lodged with ASIC and announced on the ASX.

Last day of trading in Sundance Shares on ASX - Sundance Shares will be suspended from trading on ASX from close of trading on ASX.

Share Sale Facility election	5:00 pm (Melbourne time) on 19 November 2019
Latest time and date by which the Sundance Share Registry must receive your Sale Election Form if you are an eligible Sundance Shareholder and wish to participate in the Share Sale Facility.

Scheme Record Date	7:00 pm (Sydney time) on 19
All Sundance Shareholders who hold Sundance Shares on the Scheme Record Date will be entitled to receive the Scheme Consideration.

Implementation Date	26 November 2019
Issue of Holdco Shares to Scheme Shareholders.

Commencement of despatch to Scheme Shareholders of statements confirming the issue of Holdco Shares.

Nasdaq trading	Promptly following the Implementation Date
Trading of Holdco Shares commences on Nasdaq

Share Sale Facility Proceeds	The sale and distribution may require several months.
Share Sale Facility Proceeds will be distributed to those Scheme Shareholders who participate in the Share Sale Facility.

This timetable is indicative only and, among other things, is subject to the satisfaction of or, where applicable, waiver of the Conditions Precedent, and to all necessary Court and regulatory approvals. Sundance has the right to vary any or all of these dates and times, subject to the approval of such variation by the ASX, the Court and Holdco, where required. Any variation to the timetable set out above will be announced to ASX and published on Sundance’s website at www.sundanceenergy.com.au.

All references to time in this Scheme Booklet are references to Sydney time unless otherwise stated. Any obligation to do an act by a specified time in an Australian time zone must be done at the corresponding time in any other jurisdiction.

Summary of the Proposed Transaction

This summary sets out selected information that is described in greater detail elsewhere in this Scheme Booklet. It does not include all of the important information contained in this Scheme Booklet and Sundance Shareholders should ensure they carefully read the entire Scheme Booklet and other documents referred to in or accompanying this Scheme Booklet for a complete understanding of the Proposed Transaction.

The Proposed Transaction

The Proposed Transaction will be effected by way of a Scheme, under which all of the Sundance Shares held by Scheme Shareholders, including Sundance Shares underlying ADRs, will be transferred to Holdco, a new US company incorporated in accordance with the laws of Delaware, in exchange for the issue of Holdco Shares to Sundance Shareholders. Following the Scheme, Holdco will become the ultimate parent company of the Sundance Group. It is intended that Holdco will be a publicly reporting company in the US with the Holdco Shares being listed for trading on Nasdaq promptly following the implementation of the Scheme, subject to authorisation for listing being obtained from Nasdaq and official notice of issuance of Holdco Shares from Holdco.

Upon implementation of the Scheme, Scheme Shareholders will hold 100% of the voting shares in Holdco. Ineligible Foreign Shareholders and Selling Shareholders will not directly receive Holdco Shares. Instead, the Holdco Shares to which an Ineligible Foreign Shareholder or Selling Shareholder would otherwise have been entitled to under the Scheme will be sold through the Share Sale Facility for their benefit (and at their risk).

Fractional entitlements to Holdco Shares will not be rounded but will instead be aggregated, issued to the Sale Agent and sold under the Share Sale Facility, for the benefit of the Scheme Shareholders who would otherwise have been entitled to receive those fractional entitlements.

It is intended that, after the Scheme is implemented, Sundance will transfer all of its assets to Holdco.

Approvals required to implement the Proposed Transaction

To implement the Proposed Transaction, the Scheme needs to be approved by:

•                  Sundance Shareholders at the Scheme Meeting, which will be held on 8 November 2019 at 10:00 am; and

•                  the Court, if the Sundance Shareholders approve the Scheme.

In addition, it is a condition to implementation of the Scheme that Nasdaq has authorised the Holdco Shares for listing on Nasdaq, subject to official notice of issuance from Holdco following the implementation of the Scheme.

Scheme Consideration

If the Scheme is approved and implemented, Scheme Shareholders (other than Ineligible Foreign Shareholders and Selling Shareholders) will receive one Holdco Share for every 100 Sundance Shares held at the Scheme Record Date.

Scheme Shareholders will not directly receive fractional entitlements to a Holdco Share. Instead, the fractional entitlements to Holdco Shares which Scheme Shareholders may otherwise have been entitled to as part of their Scheme Consideration, will be aggregated and issued to the Sale Agent to be sold under the Share Sale Facility, with the Share Sale Facility Proceeds being remitted to those Scheme Shareholders. See Section 4.8(a) for more information.

The Scheme Record Date is currently expected to be 7:00 pm (Sydney time) on 19 November 2019.

Scheme Shareholders will own essentially the same proportion of Holdco (prior to any sale process) as they do of Sundance following Scheme Implementation. Ineligible Foreign Shareholders will not receive any Holdco Shares, but will instead receive Share Sale Facility Proceeds. Refer to below and Section 4.9 for further details.

The value of the Scheme Consideration will depend on the price of Holdco Shares upon listing on Nasdaq.

Ineligible Foreign Shareholders

You are an Ineligible Foreign Shareholder if your address as shown on the Sundance Register as at the Scheme Record Date is a place outside Australia and its external territories, Cayman Islands, France, Germany, Hong Kong, Lithuania, New Zealand, Singapore, Thailand, the United Kingdom or the United States unless Sundance and Holdco determine that it is:

•                  lawful and not unduly onerous or impracticable to issue that Sundance Shareholder with Holdco Shares if the Scheme becomes Effective; or

•                  lawful for that Sundance Shareholder to participate in the Scheme by the law of the relevant place.

Ineligible Foreign Shareholders will not directly receive any Holdco Shares. Instead, if you are an Ineligible Foreign Shareholder, your Holdco Shares will be issued to the Sale Agent for sale, and you will receive the Share Sale Facility Proceeds after those Holdco Shares are sold. Refer to Section 4.9 for further details.

Selling Shareholders and Participation in Share Sale Facility

If you hold less than 50,000 Sundance Shares at the Scheme Record Date, you may elect to sell all (but not some) of the Holdco Shares that you would be entitled to receive under the Scheme through the Share Sale Facility, by making a Sale Election. Under the Share Sale Facility, eligible  shareholders who elect to participate will have their Holdco Shares sold on their behalf by a broker to be appointed by Sundance (the “Sale Agent”) with all Share Sale Facility Proceeds remitted to the electing shareholders. Please refer to Section 4.9 for more complete details.

Unless you are an Ineligible Foreign Shareholder, participation in the Share Sale Facility is optional. If you are not an Ineligible Foreign Shareholder and you do not make a Sale Election, then you will receive Holdco Shares as the Scheme Consideration.

Holders of ADRs

In September 2016, Sundance implemented a sponsored ADR program with The Bank of New York Mellon, as depositary (the “ADR Depositary”). The ADRs are listed on Nasdaq under the symbol (Nasdaq: SNDE). Each ADR represents a beneficial ownership of 10 Sundance Shares.

If the Scheme is approved and implemented, the Sundance Shares represented by the outstanding ADRs will be replaced with the right to receive Holdco Shares. The ADR Depositary has informed Sundance that it will call for surrender of all outstanding ADRs and will deliver whole Holdco Shares and cash proceeds of the sale of entitlements to fractions of Holdco Shares to ADR Holders upon surrenders by them of their ADRs and payment of the ADR Depositary’s fee for the surrender of the ADRs. The ADR program will also be terminated.

If you are an ADR Holder, you will be entitled to give instructions to the ADR Depositary, to vote at the Scheme Meeting. ADR Holders may not vote in person at the Scheme Meeting or by proxy (other than through instructions given to the ADR Depositary) unless they surrender their ADR and become holders of the underlying Sundance Shares withdrawn prior to the cut-off date for determining entitlements to vote.

Board recommendation and Independent Expert’s Report

The Sundance Directors unanimously recommend that Sundance Shareholders vote for the Scheme at the Scheme Meeting. All Sundance Directors who hold or control the right to vote Sundance Shares intend to vote all such shares for the Scheme.

The Independent Expert commissioned by the Sundance Board to opine on the merits of the  Proposed Transaction has concluded that the Scheme is, on balance, in the best interests of the Sundance Shareholders.

Effect of the Proposed Transaction

The Proposed Transaction will not directly impact Sundance’s operations. However, if approved, it is expected that it will have the following major effects:

•                  Sundance will become a wholly owned subsidiary of Holdco;

•                  Sundance will be removed from the official list of ASX and Holdco Shares will be listed on Nasdaq promptly following the implementation of the Scheme, subject to authorisation for listing being obtained from Nasdaq and official notice of issuance of Holdco Shares from Holdco;

•                  Scheme Shareholders will essentially have the same proportional investment in Holdco (prior to any sale process) upon the Scheme being implemented as they have in Sundance immediately before the Scheme; and

•                  Sundance Shares, including those underlying ADRs, will be transferred to Holdco and the Scheme Shareholders (other than Ineligible Foreign Shareholders and Selling Shareholders) will receive one Holdco Share for every 100 Sundance Shares held on the Scheme Record Date.

Summary of reasons to vote for or against the Scheme

This section should be read in conjunction with Section 2 which sets out a summary of the reasons why you may consider voting against the Scheme and Section 7 which sets out the risks associated with the Scheme.

Summary of reasons to vote FOR the Scheme:

•                       The Sundance Board believes that the US market is generally better informed regarding unconventional E&P companies operating in the US due to its greater number of market participants and investors. Re-domiciling Sundance to the US as an SEC-registered company may therefore attract increased attention from the broader US investor pool and lead to Holdco being more fully valued by investors over time

•                       The Sundance Board believes that Holdco may have increased access to lower-cost debt or equity capital in the US markets, which are larger and more diverse than Australian capital markets. Thus, this increased access to US capital markets may enable future growth to be financed at a lower cost

•                       The Sundance Board believes that establishing Holdco in the US would simplify the structuring of potential future merger, sale or acquisition transactions, which may increase Holdco’s attractiveness to potential merger partners, sellers or acquirers

•                       The Sundance Board believes that the Scheme will allow Holdco to streamline its business operations as the corporate structure would be aligned with the core of its business operations. Currently, substantially all of Sundance’s assets and management are in the US

•                       The Sundance Board believes that the Scheme is in the best interests of the Sundance Shareholders and unanimously recommends the Scheme in the absence of a superior proposal

•                       The Independent Expert has concluded that the Scheme is, on balance, in the best interests of the Sundance Shareholders

Summary of reasons to vote AGAINST the Scheme:

•                       There may be a loss of demand for Holdco Shares from Australian investors without an offsetting demand for Holdco Shares from US investors

•                       There will be differences in Sundance Shareholders’ rights as shareholders  of  Holdco,  a  Delaware corporation, as compared to Sundance Shareholders’ existing rights, in particular in relation to regulation of takeovers

•                       There will be increased exposure to US law and a more litigious environment

•                       There may be US federal income and Australian taxation consequences for Sundance  Shareholders if the Scheme is implemented as a result of the implementation or holding Holdco Shares, as discussed in Section 10

•                       Sundance Shareholders may disagree with the recommendation of the Sundance Board and the Independent Expert’s conclusion

Other relevant considerations in relation to the Scheme

The Scheme may be implemented even if you vote against the Scheme or you do not vote at all

Even if you vote against the Scheme, or do not vote, the Scheme may still be implemented if it is approved by the required majorities of Sundance Shareholders and by the Court. If this happens, your Sundance Shares will be transferred to Holdco and you will receive the Scheme Consideration even though you voted against, or did not vote on, the Scheme.

Deemed warranties by Scheme Shareholders about their Scheme Shares

If the Scheme is implemented, each Scheme Shareholder will be deemed to have warranted to Holdco that:

•                  their Scheme Shares are transferred to Holdco on the Implementation Date free from all mortgages, charges, security interests, liens, encumbrances, pledges, security interests and other and interest of third parties of any kind (whether legal or otherwise), and restrictions on transfer of any kind; and

•                  they have full power and capacity to sell and transfer their Scheme Shares (including all rights and entitlements attaching to them) to Holdco. See Section 4.10 for further details.

1.                                      Reasons to vote for the Scheme

1.1                               The Sundance Board believes that the US market is generally better informed regarding unconventional E&P companies operating in the US due to its greater number of market participants and investors. Re-domiciling Sundance to the US as an SEC-registered company may therefore attract increased attention from the broader US investor pool and lead to Holdco being more fully valued by investors over time

The Sundance Board believes that US market participants can be more knowledgeable regarding US shale, including the underlying technical and economic dynamics. As a result, they can potentially understand and distinguish between exploration plays with greater geologic risk and “manufacturing” plays such as Sundance which has entered the lower-risk resource exploitation phase.

Sundance’s leverage ratio (net debt divided by consensus 2019 EBITDA) is moderate relative to its US based small/mid-cap and Eagle Ford peer groups but may be viewed as higher relative to its Australian market peers. The Sundance Board believes that the discrepancy in leverage perception may be resulting in a valuation discount in the Australian market. The Sundance Board believes that changing Sundance’s primary listing from the ASX to Nasdaq may result in a reduced valuation discount related to Sundance’s leverage ratio.

Currently, Sundance’s implied Enterprise Valuation is generally at a discount relative to its US based Eagle Ford peers using a number of metrics, including, but not limited to:

•                  consensus 2019 EBITDA;

•                  projected 2019 average sales volumes per day; and

•                  net asset value of proved reserves.

1.2                               The Sundance Board believes that Holdco may have increased access to lower- cost debt or equity capital in the US markets, which are larger and more diverse than Australian capital markets. Thus, this increased access to US capital markets may enable future growth to be financed at a lower cost

The Sundance Board believes that future growth and development of Sundance may benefit from greater access to US debt and equity capital markets. This access may provide funding in a more cost-effective way. Generally, US investors are more familiar with the structure of US debt issues. The Sundance Board believes that the Australian market does not provide sufficient access to the broader and deeper investment capital that is available in the US.

Changing Sundance’s primary listing from the ASX to Nasdaq may potentially broaden and diversify Sundance Group’s shareholder base and enhance Sundance’s visibility in the US where all of its assets and operations are located. The Sundance Board believes that this may attract further investments and provide increased funding for projects on more attractive terms to a US domiciled company.

1.3                               The Sundance Board believes that establishing Holdco in the US would simplify the structuring of potential future merger, sale or acquisition transactions, which may increase Holdco’s attractiveness to potential merger partners, sellers or acquirers

US oil and gas companies are generally more familiar with the legal, tax and other corporate issues of SEC-registered and primarily Nasdaq-listed companies than they are of Australian- domiciled and primarily ASX-listed entities. The Sundance Board believes that the re- domiciliation may therefore increase the attractiveness of Sundance as a potential merger partner, seller or acquirer to such US oil and gas companies. In the event that a merger, sale or acquisition with attractive terms would be consummated, it may benefit Sundance Shareholders.

The Sundance Board also believes that mergers, sales or acquisitions between US  companies could be accomplished more quickly with lower transaction costs than mergers, sales or acquisitions between US companies and Australian-domiciled and ASX-listed entities, again potentially enhancing Sundance as a transaction partner. Sundance would also have the ability to use a Nasdaq-listed stock as consideration in any corporate merger or asset acquisition with a US based public or private company.

1.4                               The Sundance Board believes that the Scheme will allow Holdco to streamline its business operations as the corporate structure would be aligned with the core of its business operations. Currently, substantially all of Sundance’s assets and management are in the US.

The Board believes that the re-domiciliation will align the corporate structure of the Sundance Group with Sundance’s current operating assets, management and businesses, which are substantially all located in the US. The Board also believes that the re-domiciliation would reduce overall costs associated with maintaining an Australian domicile and a dual listing. US investors and US-based employees would likely better understand a US corporate structure and primary Nasdaq listing, which should increase their attraction and retention.

1.5                               The Sundance Board believes that the Scheme is in the best interests of the Sundance Shareholders and unanimously recommends the Scheme, in the absence of a superior proposal

The Sundance Board has unanimously recommended that Sundance Shareholders vote for the Scheme, in the absence of a superior proposal, and have also considered the advantages, disadvantages and risks associated with the Scheme in arriving at this recommendation. Each Sundance Director intends to vote for the Scheme in respect of their personal holdings of Sundance Shares and any proxies placed at their discretion, in the absence of a superior proposal.

In this context, a “superior proposal” could include a proposal such as a third party making an offer for control of the Company (for example, under a takeover bid). If that were to occur, the Sundance Board would evaluate the proposal and, if considered superior to the proposed Scheme taking into account all relevant factors, would make an updated recommendation to Sundance Shareholders. As at the date of this Scheme Booklet, the Sundance Board is not aware of any such proposal that would be a superior proposal.

1.6                               The Independent Expert has concluded that the Scheme is, on balance, in the best interests of the Sundance Shareholders

The Independent Expert, KPMG, has concluded that the Scheme is, on balance, in the best interests of the Sundance Shareholders and states that:

•                  a primary listing in the US may lead to a rerating of Sundance;

•                  Sundance Shareholders will exchange their current shares in Sundance for shares in a new US company to be listed on Nasdaq (if the listing is approved);

•                  there will be no material change to the business plan or the financial and operating strategies of Sundance as a result of the Proposed Transaction;

•                  the proportional economic interest of Sundance Shareholders (excluding Ineligible Foreign Shareholders and fractional entitlements whose impact Sundance’s management expects to be immaterial) will not change as a result of the Proposed Transaction; and

•                  the Holdco Shares are expected to commence trading on Nasdaq shortly after receiving all required approvals.

A summary of the Independent Expert’s Report is set out in Section 9 and the full report is contained in Annexure A. Sundance Shareholders are encouraged to read the Independent Expert’s Report carefully, including the assumptions, qualifications and disclaimers on which the Independent Expert’s conclusions are based.

2.                                      Reasons why you may consider voting against the Scheme

2.1                               Introduction

The Scheme has some potential disadvantages and risks that Sundance Shareholders should consider in deciding whether to vote for the Scheme as set out in this Section 2. The Sundance Directors believe the benefits of the Scheme outweigh the disadvantages and unanimously recommend that Sundance Shareholders vote for the Scheme, in the absence of a superior proposal. In addition, the Independent Expert has concluded that the Scheme is, on balance, in the best interests of the Sundance Shareholders.

However, Sundance Shareholders are not obliged to follow the recommendation of the Sundance Directors or the conclusions of the Independent Expert. Set out below are some reasons that may lead you to vote against the Scheme. This Section should be read in conjunction with Section 7, which sets out some of the risks associated with the Scheme.

2.2                               There may be a loss of demand for Holdco Shares from Australian investors without an offsetting demand for Holdco Shares from US investors

Some Sundance Shareholders, particularly those who are residents of Australia may not wish to become shareholders in Holdco which will be a US corporation expected to be listed on Nasdaq and regulated under US laws.

If Australian-resident Sundance Shareholders seek to sell their Holdco Shares on Nasdaq as soon as Holdco is listed, they may incur higher dealing costs and foreign exchange losses and it may adversely impact the share price of Holdco. However, to help mitigate this risk, Sundance has engaged a registered brokerage firm to facilitate the sale of shares (see Section 4.9 for further discussion and restrictions).

Should the Scheme be approved and implemented, Sundance does not expect to maintain a Chess Depositary Interest (CDI) listing on the ASX.

2.3                               There will be differences in Sundance Shareholders’ rights as shareholders of Holdco, a Delaware corporation, as compared to Sundance Shareholders’ existing rights, in particular in relation to regulation of takeovers

On implementation of the Scheme, Sundance Shareholders will become  Holdco Shareholders. Holdco, as a company incorporated in Delaware in the US, will not be subject to the provisions of the Corporations Act to which Sundance is currently subject and with which Australian-resident Sundance Shareholders may be more familiar. The rights of Holdco Shareholders will instead be governed by the laws of the State of Delaware, including the Delaware General Corporation Law (DGCL), US federal securities laws, Nasdaq listing rules and Holdco’s certificate of incorporation and by-laws.

Sundance Shareholders receiving Holdco Shares in exchange for their Sundance Shares may also have reduced takeover protection under Delaware and US laws, compared to the protection available under Australian law. Sundance, as an Australian-listed company, is subject to the takeover provisions of the Corporations Act, which protect minority shareholders on a change of control or acquisition above 20% and restrict the Sundance Board’s ability to take defensive steps that could impact competition for control of the Company. Delaware law provides different protections, which may impact shareholders negatively in certain circumstances. In particular, such protections do not consist of legislative prohibitions on acquisitions above a threshold similar to that of the Corporations Act, but rather a three-year prohibition as of the acquisition of a certain shareholding threshold, and an inability to insert takeover protections in the certificate of incorporation or by-laws of Holdco. However, the DGCL does not prevent a shareholder acquiring shares up to any percentage level they may desire and then to promote changes in the directors appointments which could facilitate a takeover. The reduced takeover protection under Delaware law may be mitigated by the Nasdaq listing rules. In particular, the Nasdaq listing rules require shareholder approval for certain significant issuances of a listed company’s securities including issuances in excess of 20% of the voting power or number of shares outstanding before the issuance (or 5% in the case of certain related parties), issuances of securities that will result in a change in control and issuances in connection with a new or materially amended equity compensation arrangement for officers, directors, employees or consultants.

Currently, Australian-resident Sundance Shareholders may take action to enforce the provisions of the Sundance Constitution or securities laws applicable to Sundance in Australian courts, applying Australian law. After implementation of the Scheme, such actions with respect to Holdco will be determined in accordance with US law, and in the courts of the State of Delaware.

Some Sundance Shareholders may not be familiar with the US provisions to which Holdco will be subject and should refer to Section 6.5(b) and Annexure B of this Scheme Booklet for further information.

2.4                               There will be increased exposure to US law and a more litigious environment

Holdco may be exposed to increased litigation as a US public company, as the US legal environment is generally more litigious. Under Delaware law, a shareholder must meet certain eligibility and standing requirements to bring a derivative action, but settlement or dismissal of a derivative action requires the approval of the court and notice to shareholders of the proposed dismissal.

Shareholders in the US are entitled to commence class action suits on their own behalf and on behalf of any other similarly situated shareholders to enforce an obligation owed to the shareholders directly where the requirements for maintaining a class action under Delaware law have been met. There is a risk that any material or costly dispute or litigation could adversely affect Sundance’s reputation, financial performance or value.

2.5                               There may be US federal income and Australian taxation consequences for Sundance Shareholders if the Scheme is implemented as a result of the implementation or holding Holdco Shares

Depending on each Sundance Shareholder’s individual circumstances, implementation of the Scheme and related transactions may trigger US federal income and Australian tax consequences for Sundance Shareholders, as described in more detail below in “Taxation implications.”

Broadly, each Australian-resident Sundance Shareholder should be able to defer recognition of any capital gain made on disposal or cancellation of Sundance Shares until such time as the relevant replacement interest is disposed of or cancelled. To the extent that Sundance Shareholders receive cash in lieu of fractional Holdco Shares, then only a partial roll-over should be available - in other words, no roll-over relief can be obtained for the amounts of cash.

Roll-over relief (whether full or partial) may not be available for Sundance Shareholders who hold their Sundance Shares on revenue account or as trading stock (i.e., shares held in the expectation of a short-term sale).

Roll-over relief should not be available to Sundance Shareholders who make a Sale Election to sell their Sundance Shares under the Sale Facility. Instead, the Selling Shareholder should be regarded as having disposed of their Sundance Shares under the Sale Facility. The capital proceeds should equal the Sale Facility Proceeds. Any gain made by an Australian-resident Selling Shareholder from the disposal should be included in their assessable income and taxed accordingly. Non-Australian Selling Shareholders may be able to disregard any gain for Australian tax purposes - refer to Section 10.1(b)(iv) for further details.

Sundance Shareholders that are subject to US taxation and who own US$50,000 or more of Sundance stock at the time of the re-domiciliation will generally be required to (i) recognise gain, but not loss, with respect to the Sundance Shareholder’s surrender of the Sundance Shares and receipt of the Holdco Shares, subject to certain exceptions, or (ii) in certain cases, include such portion of the “all earnings and profits” amount in income. Exchanging Sundance Shareholders should generally receive, for US federal income tax purposes, an aggregate basis in their Holdco Shares equal to the aggregate basis in their Sundance ADRs or Sundance Shares surrendered in the exchange, increased by the amount of any gain recognised.

As Holdco is expected to be a “United States real property holding corporation” immediately after the Scheme, sales or other dispositions of, and the receipt of distributions on, Holdco Shares by non-US shareholders may be subject to US federal income and withholding tax unless certain exceptions are met. However, and very broadly, Australian-resident Holdco Shareholders should be entitled to a “foreign income tax offset” to the extent that any foreign income tax is paid on amounts included in their assessable income. Further information is set out under section 10.1(c)(i)(C) below.

Each Sundance Shareholder should consult their tax advisors to determine the particular tax consequences of the Scheme, including the applicability of US state, local, and other tax laws, as well as any non-US tax laws.

Section 10 sets out further details about the potential tax implications of the Scheme.

2.6                               Sundance Shareholders may disagree with the recommendation of the Sundance Board and the Independent Expert’s conclusion

Sundance Shareholders may disagree with the recommendation of the Sundance Directors and the Independent Expert’s conclusion and could believe that the Scheme is not in their best interests. Sundance Shareholders may believe that the disadvantages of the Proposed Transaction outweigh the advantages. In particular, the Independent Expert noted that (i) the shareholder rights and protections are different under US law, (ii) future returns may be subject to increased foreign exchange risk, (iii) ineligible foreign shareholder and holders of fractional entitlements will incur brokerage fees and may be subject to tax implications, and (iv) there could be an increase in the short-term volatility of the Holdco Share price.

Sundance Shareholders may believe that Sundance will deliver greater returns over the long term and their rights as a shareholder will be better protected if Sundance remains a company domiciled in Australia.

3.             Frequently asked questions

This section answers some frequently asked questions about the Scheme. It is not intended to address all relevant issues for Sundance Shareholders. This section should be read together with all other parts of this Scheme Booklet.

Question	Answer	More Information

QUESTIONS ABOUT THE PROPOSED TRANSACTION

What is the Proposed Transaction?

The Proposed Transaction is a transaction to re-domicile Sundance to the US so that the new ultimate parent company of the Sundance Group will be a US corporation.

 The Proposed Transaction will be implemented by a Scheme pursuant to which a new US corporation, Holdco, acquires all of the issued Sundance Shares from Sundance Shareholders in exchange for the issue of Holdco Shares to those Sundance Shareholders.

 It is intended that Holdco Shares will be listed for trading on Nasdaq promptly following implementation of the Scheme, subject to authorisation for listing being obtained from Nasdaq and official notice of issuance of Holdco Shares from Holdco.

A summary of the Scheme is set out in Section 4. The terms of the Scheme are set out in full in Annexure E.

What is a scheme of arrangement?

The Scheme is a means of implementing an acquisition of shares under the Corporations Act. It requires a vote for the Scheme by certain majorities of Sundance Shareholders at the Scheme Meeting and also requires Court approval.

A summary of the Scheme is set out in Section 4. The terms of the Scheme are set out in full in Annexure E.

Why is Sundance re-domiciling to the US?	The Sundance Board believes that the re-domiciliation in the US is in the best interests of the Sundance Shareholders.	Further information regarding the reasons for re-domiciliation is set out in the Chairman’s letter and Section 1.

Who is Holdco?

Holdco is a newly formed US company incorporated under the laws of the State of Delaware for the specific purpose of becoming the ultimate parent company of the Sundance Group. Holdco has not conducted, and has no current intent to conduct, any business other than entering into the agreements and performing the acts which are detailed in this Scheme Booklet.

 It is intended that Holdco Shares will be listed for trading on Nasdaq promptly following implementation of the Scheme, subject to authorisation for listing being obtained from Nasdaq and official notice of issuance of Holdco Shares from Holdco.

Refer to Section 6 for further information.

Who will be the directors of Holdco following	The board of Holdco will initially be the same as the existing Sundance Board. As previously announced the Chairman intends to retire at an	Refer to Sections 5.4 and 6.3 for further information.

Question	Answer	More Information

implementation of the Scheme?	appropriate time after a replacement Chairman is appointed and established.

Will there be changes to the strategy of the Sundance Group following the Proposed Transaction?	Immediately following the Proposed Transaction, the Sundance Group will continue to have materially the same assets and liabilities as immediately before the Proposed Transaction.	Refer to Section 6 for further information.

QUESTIONS ABOUT THE SCHEME

Who is entitled to participate in the Scheme?	Sundance Shareholders as at the Scheme Record Date are Scheme Shareholders and are entitled to participate in the Scheme.	Refer to Section 4.7, 4.8 and 4.9 and the Important Notices section for further information.

What is the effect of approving the Scheme?

If the Scheme is approved by Sundance Shareholders and the Court, the Scheme will be implemented and Sundance will re-domicile to the US with Holdco becoming the ultimate parent company of the Sundance Group. Scheme Shareholders (other than Ineligible Foreign Shareholders and Selling Shareholders) will receive Holdco Shares.

 Following implementation of the Scheme, it is intended that Holdco Shares will be listed on Nasdaq, subject to satisfying the listing conditions imposed by Nasdaq.

Refer to Sections 4.7 and 4.8 for further information.

Why should I vote for the Scheme?

The Sundance Board unanimously considers that the Scheme is in the best interests of the Sundance Shareholders, in the absence of a superior proposal.

In addition, the Independent Expert has concluded that the Scheme is, on balance, in the best interests of the Sundance Shareholders.

Further information regarding the reasons to vote for the Scheme are set out in Section 1. A summary of the Independent Expert’s Report is contained in Section 9. A copy of the complete Independent Expert’s Report is set out in Annexure A.

What do the Sundance Directors recommend?

The Sundance Directors unanimously recommend that you vote for the Scheme, in the absence of a superior proposal. Additionally, each Sundance Director who holds Sundance Shares, or on whose behalf Sundance Shares are held at the time of the Scheme Meeting, intends to vote for the Scheme, in the absence of a superior proposal.

Section 4.4 provides further information as to the recommendation of Sundance Directors.

Question	Answer	More Information

What is the opinion of the Independent Expert?

The Independent Expert has concluded that the Scheme is, on balance, in the best interests of the Sundance Shareholders.

 A summary of the Independent contained in Section 9 and you are encouraged to read that summary in its entirety, including the assumption, qualifications and disclaimers on which the Independent Expert’s conclusions are based.

The complete Independent Expert’s Report contains more detailed information on the Independent Expert’s conclusions. A copy of the complete Independent Expert’s Report is set out in Annexure A.

Section 4.6 provides further information on conclusions of the Independent Expert.

A Summary of the Independent Expert’s Report is contained in Section 9. A complete copy of the Independent Expert’s Report is set out in Annexure A.

Am I obliged to follow the recommendation of the Sundance Board or the conclusions of the Independent Expert?

No. While the Sundance Board considers the Scheme is in the best interests of the Sundance Shareholders, and Independent Expert has concluded that the Scheme is, on balance, in the best interests of the Sundance Shareholders, Sundance Shareholders are not obliged to follow the recommendation of the Sundance Board or the conclusions of the Independent Expert.

Further information regarding the reasons why Sundance Shareholders may consider voting against the Scheme are set out in Section 2. That Section should be read in conjunction with Section 7, which sets out a number of risks associated with Scheme.

What are the prospects of receiving a superior proposal?

Since the Scheme was announced, no superior proposal has been received by the Sundance Board.

If a superior proposal emerges, this will be announced to ASX and the Sundance Directors will carefully reconsider the Scheme and advise you of their recommendation.

Section 4.12 provides further information on the implications for Sundance Shareholders if the Scheme does not proceed.

QUESTIONS ABOUT THE SCHEME CONSIDERATION

What will I receive if the Scheme proceeds?

If the Scheme becomes Effective and you are a Scheme Shareholder (other than an Ineligible Foreign Shareholder or a Selling Shareholder), you will receive one Holdco Share for every 100 Sundance Shares held on the Scheme Record Date.

 Fractional entitlements to a Holdco Share will be issued to the Sale Agent and sold on your behalf through the Share Sale Facility. The Share Sale Facility Proceeds will then be distributed in accordance with the fractional share entitlements of all Scheme Shareholders. See Section 4.8(a) for more information.

Ineligible Foreign Shareholders and Selling Shareholders should refer to Section 4.9 for

Sections 4.8 to 4.9 provide further information regarding Scheme Consideration.

Question	Answer	More Information

further details about the consideration they will receive.

Are there differences between my Sundance Shares and the Holdco Shares I will receive under the Scheme?

Yes, there are certain important differences. In addition, there are a number of significant differences between the United States and Australian legal regimes. A summary of these differences is set out in Annexure B.

Section 6.5(b) and Annexure B provide further information about the differences between the United States and Australian legal regimes.

What by-laws will be adopted for Holdco as a result of the redomiciliation?

As Sundance’s aim is to re-domicile in the US and obtain the advantages of being a US company (as described in Section 1), it has adopted a customary form of by-laws for a Delaware corporation, which the Sundance Board believes is appropriate for a Nasdaq listed company, rather than adopting by-laws that provide Australian-style protections for Sundance Shareholders.

Section 6.5(b) and Annexure B provide further information about the differences between the United States and Australian legal regimes.

When will I receive my Scheme Consideration?

If the Scheme is approved and implemented, you will receive the Scheme Consideration on the Implementation Date, expected to be 26 November 2019.

Statements detailing your holding of Holdco Shares are expected to be despatched to you within five Business Days after the Implementation Date, being by 3 December 2019.

Scheme Shareholders with fractional share entitlements, Selling Shareholders and Ineligible Foreign Shareholders should refer to Section 4.9 for further details about the timing for payment of the consideration they will receive.

Sections 4.8, 4.9 and 8.10 provide further information about the payment of Scheme Consideration.

Why has an exchange ratio of one Holdco Share for every 100 Sundance Shares been selected?

This ratio has been selected so that the theoretical per-share market price of Holdco Shares will be in line with trading levels on major US stock exchanges and therefore more attractive to potential investors. There is no assurance, however, that Holdco Shares will continue to trade at post-implementation levels, and the market price of Holdco Shares may decline. As a result, we have also considered Nasdaq listing rules for purposes of selecting the ratio. In particular, trading on Nasdaq requires a minimum per-share price of US$1.00 under its continued listing rules.

The initial price at which Holdco Shares are listed is expected to be based upon recent trading prices of Sundance Shares on ASX, after giving effect to the one for 100 exchange ratio.

—

What is the Share Sale Facility?	The Share Sale Facility will be used to sell: • Holdco Shares that would have otherwise been received by Ineligible Foreign	—

Question	Answer	More Information

Shareholders;

•                  Holdco Shares that would have otherwise been received by Selling Shareholders who make a valid Sale Election; and

•                  Fractional entitlements to Holdco Shares that Scheme Shareholders would otherwise be entitled to under the Scheme.

Under the Share Sale Facility, following the Scheme Implementation Date, the Sale Agent will sell those Holdco Shares on Nasdaq. To ensure that the sales of Holdco Shares take place in an orderly market and that the Share Sale Facility does not unduly destabilise that market, it is anticipated that the completion of the sales of Holdco Shares through the Share Sale Facility and the distribution of the Share Sale Facility Proceeds may require several months. Interest will not be paid on any Share Sale Facility Proceeds.

The Share Sale Facility Proceeds will be distributed in Australian dollars to Ineligible Foreign Shareholders, Selling Shareholders and Scheme Shareholders who would otherwise have fractional entitlements to Holdco Shares as part of their Scheme Consideration.

Participation in the Share Sale Facility is optional, other than for Ineligible Foreign Shareholders and holders of fractional entitlements.

What if I am an Ineligible Foreign Shareholder?

You are an Ineligible Foreign Shareholder if your address as shown in the Sundance Register is a place outside of Australia, Cayman Islands, France, Germany, Hong Kong, Lithuania, New Zealand, Singapore, Thailand, the United Kingdom or the United States unless Sundance and Holdco determine that:

•                  it is lawful and not unduly onerous or impracticable to issue that Sundance Shareholder with Holdco Shares if the Scheme becomes Effective; or

•                  it is lawful for that Sundance Shareholder to participate in the Scheme by the law of the relevant place.

The Holdco Shares which you would be entitled to receive under the Scheme will be issued to the Sale Agent and sold through the Share Sale Facility. You will not directly receive any Holdco Shares but instead will receive the Share Sale Facility Proceeds once your Holdco Shares have been sold by the Sale Agent.

Section 4.9 provides further information about the consideration that Ineligible Foreign Shareholders will receive.

What if I am a Selling Shareholder?	You are a Selling Shareholder if: • you hold less than 50,000 Sundance	Section 4.9 provides further information about

Question	Answer	More Information

Shares; and

•                  you make a valid Sale Election.

To make a valid Sale Election, you must complete and lodge a Sale Election Form so that it is received by the Sundance Share Registry before 5pm (Melbourne time) on the Scheme Record Date at the following address: GPO Box 1282 Melbourne; Victoria 3001, Australia. If you make a valid Sale Election, the Holdco Shares which you otherwise would have received under the Scheme will be issued to the Sale Agent, and sold through the Share Sale Facility on your behalf. In this scenario, you will not directly receive any Holdco Shares, but instead will receive the Share Sale Facility Proceeds in cash once your Holdco Shares have been sold by the Sale Agent.

the consideration that Selling Shareholders will receive.

Will I have to pay brokerage fees or stamp duty?

Unless your Shares are being sold by the Sale Agent through the Share Sale Facility, you will not have to pay brokerage fees or stamp duty in connection with the exchange of your Sundance Shares for Holdco Shares. Ineligible Foreign Shareholders and Selling Shareholders will pay brokerage fees for the sale of Holdco Shares to which they are entitled. The brokerage fees will be deducted from the sale proceeds of their Holdco Shares sold by the Sale Agent through the Share Sale Facility. Likewise, Scheme Shareholders will pay brokerage fees for the sale of fractional entitlements to Holdco Shares. These fees will also be deducted from the sale proceeds of such fractional entitlements to Holdco Shares sold by the Sale Agent through the Share Sale Facility.

—

When can I start trading my Holdco Shares on Nasdaq?

Trading on Nasdaq of Holdco Shares issued as part of the Scheme Consideration is expected to commence promptly following the Implementation Date. It is the responsibility of each Holdco Shareholder to confirm their holding before trading in Holdco Shares.

Section 4.13 provides further information about the trading of Holdco Shares.

What is Nasdaq?	The Nasdaq Stock Market, known as Nasdaq. Many companies, including oil and gas companies, are listed on Nasdaq.	—

Why was Nasdaq selected as the exchange for the US listing?	Sundance is currently listed on Nasdaq with its ADR program. In addition, many other oil and gas companies are listed on Nasdaq. As a result, the directors consider that Nasdaq is the most appropriate US listing for Holdco.	—

QUESTIONS ABOUT THE SCHEME MEETING, AGREEMENT AND APPROVAL

When and where will the Scheme Meeting be held?	The Scheme Meeting will be held on 8 November 2019 at Tower One - International Towers Sydney, Level 46, 100 Barangaroo Avenue,	The Notice of Meeting set out in Annexure D contains further

Question	Answer	More Information

	Sydney NSW 2000 at 10:00 am (Sydney time).	information on the Scheme Meeting.

Am I entitled to vote at the Scheme Meeting?	If you are registered as a Sundance Shareholder on the Sundance Register as at 7:00 pm (Sydney time) on 6 November 2019, you will be entitled to vote at the Scheme Meeting.	Refer to Section 4.3(b) for further details of voting entitlements at the Scheme Meeting. The Notice of Meeting set out in Annexure D contains further information on how to vote.

Is voting compulsory?

Voting is not compulsory. However, the Sundance Directors believe that the Scheme is an important opportunity for all Sundance Shareholders and encourage you to read this Scheme Booklet carefully and to vote for the Scheme, in the absence of a superior proposal.

Sections 1 and 4.4 contain details on the Sundance Directors’ recommendation and the reasons for it.

What vote is required to approve the Scheme?

For the Scheme to proceed, votes “in favour” must be received from:

•                  a majority in number (more than 50%) of Sundance Shareholders present and voting at the Scheme Meeting; and

•                  at least 75% of the total number of votes cast on the Scheme Resolution at the Scheme Meeting by Sundance Shareholders entitled to vote on the Scheme Resolution.

It is also necessary for the Court to approve the Scheme before it can become Effective. If Sundance Shareholders wish to oppose the approval by the Court of the Scheme at the Second Court Hearing, they may do so at the Second Court Hearing by filing with the Court and serving on Sundance, a notice of appearance in the prescribed form, together with any affidavit on which they wish to rely at the hearing.

Section 4.3 and the Notice of Meeting in Annexure D contain further details with regards to voting requirements under the Scheme Meeting.

Section 8.6 provides further information on the Court approval process.

How do I vote if I am not able to attend the Scheme Meeting?

Even if you cannot attend the Scheme Meeting in person, you can still vote by proxy, by completing and returning the Proxy Form accompanying this Scheme Booklet so that it is received by the Sundance Share Registry by no later than 10:00 am (Sydney time) on 6 November 2019.

The Notice of Meeting in Annexure D contains further details on how to vote.

How will the Scheme be implemented?	Section 8 provides further information on how the Scheme will be implemented.	Further details of the way in which the Scheme will be implemented are set out in Section 8

Are there any conditions to the Scheme?	The Scheme is subject to a number of conditions, some of which have already been satisfied. The conditions which have not yet been satisfied include: • Sundance Shareholder and final Court	Further details of the conditions of the Scheme are set out in Section 8.2.

Question	Answer	More Information

approval of the Scheme; • lodgement of Court orders from the Second Court Hearing with ASIC; and • Nasdaq approval. If the conditions are not satisfied or waived then the Scheme will not proceed.

When will the result of the Scheme Meeting be known?	The result of the Scheme Meeting will be available shortly after the conclusion of the Scheme Meeting and will be announced to ASX as soon as practicable. The results will be available online at www.sundanceenergy.com.au and www.asx.com.au.	—

What happens if the Scheme does not proceed?

If the Scheme is not approved at the Scheme Meeting (or is approved at the Scheme Meeting but is not subsequently approved by the Court), the Scheme will not be Effective and will not proceed. Sundance Shareholders will not receive the Scheme Consideration but will retain their Sundance Shares and Sundance will continue to operate as a company domiciled in Australia.

Section 4.12 provides further information on the implications for Sundance Shareholders if the Scheme does not proceed.

What happens to my Sundance Shares if I do not vote, or if I vote against the Scheme and the Scheme proceeds?

If the Scheme proceeds and you are a Scheme Shareholder, you will receive the Scheme Consideration for your Sundance Shares. This will occur even if you did not vote, or if you voted against the Scheme.

Ineligible Foreign Shareholders and Selling Shareholders should refer to Section 4.9 for further details about the consideration they will receive.

Section 4.8 provides further information regarding Scheme Consideration.

OTHER QUESTIONS

What should I do?	You should read this Scheme Booklet carefully in its entirety and then vote by attending the Scheme Meeting, or by appointing a proxy to vote on your behalf.

What will happen to Sundance if the Scheme proceeds?

If the Scheme proceeds, Sundance will be acquired by Holdco, delisted from ASX and will become a wholly-owned subsidiary of Holdco. It is intended that Holdco Shares will be listed on Nasdaq in the US promptly following implementation of the Scheme, subject to authorisation for listing being obtained from Nasdaq and official notice of issuance of Holdco Shares from Holdco.

Holdco’s Intentions for Sundance if the Scheme proceeds are set out in Section 6

Can I sell my Sundance Shares now?

Yes. You can sell your Sundance Shares at any time on the ASX (or Nasdaq in the form of ADRs) before the close of trading on ASX (or Nasdaq) on the Effective Date at the prevailing market price. Sundance has engaged a registered brokerage firm to facilitate sales of shares for Sundance Shareholders that intend to sell their shares through the Share Sale Facility (see Section 4.9 for further discussion and restrictions).

Section 4.9 provides further information regarding the sale of Sundance Shares

Question	Answer	More Information

What are the taxation implications of the Scheme?

This Scheme Booklet contains a discussion of the main US and Australian taxation implications for Scheme Shareholders.
Your decision on how to vote on the Scheme should be made only after consultation with a financial, legal, taxation or other professional advisor based on your own investment objectives, financial situation, taxation position and particular needs.

Section 10 contains a summary of the main US and Australian taxation implications for Scheme Shareholders.

What are the forms accompanying this Scheme Booklet?

The first form accompanying this Scheme Booklet is a Proxy Form. If you wish to appoint a proxy to vote on your behalf at the Scheme Meeting, you should complete and sign the Proxy Form and return it to the Sundance Share Registry in accordance with the instructions on that form.

If you hold less than 50,000 Sundance Shares you will have also received a Sale Election Form from Computershare Investor Services Pty Limited. If you wish to sell the Holdco Shares you otherwise would be entitled to receive under the Scheme through the Share Sale Facility, you should complete and sign the Sale Election Form and return it to the Sundance Share Registry in accordance with the instructions on that form.

The Notice of Meeting in Annexure D and the Proxy Form provide further details. The Sale Election Form provides further details.

Where can I get further information?	For further information, you can call the Company Chairman, Michael D. Hannell (+61 8 8274 2128 or +61 418 834 957), Managing Director, Eric P. McCrady (+1 (303) 543-5703), or Vice President of Investor Relations, John Roberts (+1 (720) 638-2400). You can also contact the Sundance Share Registry on 1300 556 161 (within Australia), or +61 3 9415 4000 (outside Australia). If you are in any doubt about anything in this Scheme Booklet, please contact your financial, legal, taxation or other professional advisor.	—

4.                                      Overview of the Proposed Transaction

4.1                               Background

On 11 September 2019, Sundance announced a proposal to re-domicile Sundance to the United States by way of a scheme of arrangement with Sundance Shareholders, involving Holdco as the proposed acquirer and new ultimate parent company for the Sundance Group. Immediately before the announcement, Sundance and Holdco signed an agreement containing the key terms of the proposal (referred to in this Scheme Booklet as the Scheme Implementation Agreement).

If the Scheme is approved and implemented, all of the existing Sundance Shares will be transferred to Holdco in exchange for the issue of Holdco Shares to Sundance Shareholders. Sundance will then be delisted from ASX and become a wholly owned subsidiary of Holdco.

In conjunction with the Scheme, Holdco is seeking a listing on Nasdaq and if it is approved, Sundance Shareholders will be able to trade their Holdco Shares on Nasdaq following the implementation of the Scheme.

This Scheme Booklet contains important information that you should consider before voting on the Scheme. The Sundance Directors encourage you to read this Scheme Booklet in its entirety and recommend that you vote for the Scheme, in the absence of a superior proposal.

4.2                               Overview of Scheme implementation steps

The key steps to implement the Scheme are:

(1)                                 Sundance Shareholders vote on whether to approve the Scheme at the Scheme Meeting.

(2)                                 If Sundance Shareholders approve the Scheme, and all Conditions Precedent to the Scheme (other than Court approval) have been satisfied or waived, Sundance will apply to the Court for approval of the Scheme.

(3)                                 If the Court approves the Scheme, Sundance will lodge with ASIC a copy of the court orders approving the Scheme. The date on which this occurs will be the Effective  Date for the Scheme and will be the last day for trading of Sundance Shares on ASX.

(4)                                 On the Implementation Date, Holdco will acquire all of the Sundance Shares and will provide the Scheme Consideration to Scheme Shareholders or the Sale Agent (as applicable).

(5)                                 The Sale Agent will sell all Holdco Shares in accordance with terms of the Share Sale Facility, with the Share Sale Facility Proceeds being paid in cash to Ineligible Foreign Shareholders, Selling Shareholders and Scheme Shareholders who would otherwise have a fractional entitlement to Holdco Shares as part of their Scheme Consideration (as applicable).

(6)                                 Following implementation of the Scheme, Sundance will be removed from the official list of ASX.

(7)                                 It is intended that Holdco will be listed on Nasdaq in the US promptly following implementation of the Scheme, subject to authorisation for listing being obtained from Nasdaq and official notice of issuance of Holdco Shares from Holdco.

These steps are discussed further below and in Section 8. The expected dates for the key steps are set out in the Key Dates section of this Scheme Booklet (but those dates are indicative only and subject to change). Additionally, it is intended that, after the Scheme is implemented, Sundance will transfer all of its assets to Holdco.

4.3                               Scheme Meeting

On 1 October 2019, the Court ordered that the Scheme Meeting be convened in accordance with the Notice of Meeting and appointed Mr. Michael D. Hannell (Non-executive Chair) to chair the Scheme Meeting. The purpose of the Scheme Meeting is for Sundance Shareholders to consider whether to approve the Scheme.

(a)                                 Approvals required by Sundance Shareholders and the Court

The Scheme will only become Effective if it is approved by:

•                  the requisite majorities of Sundance Shareholders at the Scheme Meeting; and

•                  the Court on the Second Court Date (expected to be 14 November 2019).

Approval by the requisite majorities of Sundance Shareholders requires the Scheme Resolution to be passed at the Scheme Meeting by:

•                  a majority in number (more than 50%) of Sundance Shareholders present and voting at the Scheme Meeting; and

•                  at least 75% of the total number of votes cast on the Scheme Resolution at the Scheme Meeting by Sundance Shareholders.

(b)                                 Voting at the Scheme Meeting

Sundance currently has Sundance Shares on issue. Each Sundance Shareholder who is registered on the Sundance Register at 7:00 pm (Sydney time) on 6 November 2019 is  entitled to vote at the Scheme Meeting.

Further details on how to vote are provided in the Notice of Meeting included as Annexure D.

4.4                               Recommendation of Sundance Board

The Sundance Board has evaluated the re-domiciliation proposal and other strategic alternatives to enhance shareholder value. This evaluation has included engagement with existing and prospective shareholders, bankers, analysts, lawyers and accountants to gauge the likely long term impact of the various alternatives on Sundance Shareholders. While this process is ongoing, the Sundance Board has been carefully evaluating the Proposed Transaction.

Through this evaluation, beginning in 2018, the Sundance Board has adopted several key changes to its strategy including:

•                  execution of the Pioneer acquisition to increase economies of scale and quality of drilling inventory which has resulted in year over year production, EBITDAX, and net asset value, less working capital deficits, per debt adjusted share growth of 63.8%, 217.1% and 15.4% respectively since closing the acquisition (using fourth quarter 2018 and 2017 and year ended 31 December 2018 and 2017 amounts);

•                  focusing the operating plan on free cash flow generation, which is expected in the second half of 2019, that can be used for net debt reduction or accretive investments;

•                  addition of two highly qualified, experienced US directors and recruitment of a new Chairman at an appropriate time; and

•                  alignment of incentive plans to promote a focus on shareholder returns, financial returns and free cash flow generation.

In addition to these changes, the Sundance Board has periodically evaluated corporate transactions that could more efficiently maximise value. The Board may pursue these alternatives in the future but believes to maximise value it must re-domicile the Company to simplify any potential transaction and ultimately achieve a fair valuation.

The Company has listed its shares on Nasdaq in the form of ADRs. Despite limited liquidity on Nasdaq, the Company believes its US ownership has increased from approximately 10% in 2018 to approximately 35% in 2019 and has added sell side research coverage to 7 US analysts now representing 70% of the Company’s sell-side research coverage. The Company has conducted non-deal roadshows with numerous US brokers including Seaport, Stifel, Johnson Rice, Northland, and others with investor feedback consistently being centered around the Company’s ASX listing as the primary factor limiting share purchases. The Sundance Board believes this indicates that, after completing the re-domiciliation, the demand for Holdco Shares may increase over the long term.

The Proposed Transaction is non-dilutive for Sundance Shareholders and does not result in  an effective change in control as Scheme Shareholders proportional ownership in Holdco (prior to any Sale Election and sale of fractional entitlements) will be essentially the same as in Sundance prior to the Scheme Implementation. As part of this evaluation the Sundance Board considered their independence and believe there are no factors impacting independence at the time of this Scheme or that are likely to arise after implementation as a result of the re- domiciliation. Management has participated in the discussions and analysis surrounding re- domiciliation but will not receive any direct benefit from implementation of the Proposed Transaction.

The Sundance Directors consider that the reasons for Sundance Shareholders to vote for the Scheme outweigh the reasons to vote against the Scheme and that the Scheme is in the best interests of the Sundance Shareholders. The Sundance Directors unanimously recommend that, in the absence of a superior proposal, Sundance Shareholders vote FOR the Scheme at the Scheme Meeting for the reasons set out in Section 1. As at the date of this Scheme Booklet, no superior proposal for Sundance has emerged.

In making their recommendation and determining how to vote on the Scheme, the Sundance Directors have considered the following the:

•                  reasons for Sundance Shareholders to vote for the Scheme, as set out in Section 1;

•                  reasons for Sundance Shareholders to vote against the Scheme, as set out in Section 2;

•                  risks associated with the Scheme, as set out in Section 7; and

•                  report of the Independent Expert (which has concluded that the Scheme is, on balance, in the best interests of the Sundance Shareholders), a summary of which is set out in Section 9.

Before making your decision in relation to the Scheme relevant to you, the Sundance Directors encourage you to:

•                  read this Scheme Booklet in its entirety;

•                  have regard to your investment objectives, financial situation, tax position or particular needs; and

•                  obtain independent financial, legal, taxation or other professional advice if required.

4.5                               Voting intentions of the Sundance Directors

The interests of Sundance Directors are disclosed in Section 11.2.

Each Sundance Director intends to vote for the Scheme in respect of their personal holdings of Sundance Shares and any proxies placed at their discretion, in the absence of a superior proposal.

4.6                               Independent Expert

The Sundance Board engaged the Independent Expert, KPMG, to consider whether the Scheme is in the best interests of the Sundance Shareholders and prepare a report with its findings and conclusions. The Independent Expert has concluded that the Scheme is, on balance, in the best interests of the Sundance Shareholders.

A summary of the Independent Expert’s Report is set out in Section 9. A copy of the complete Independent Expert’s Report (which sets out further details about the Independent Expert’s conclusions) is contained in Annexure A.

4.7                               Effect on Sundance Shareholders if the Scheme proceeds

If approved by Sundance Shareholders and the Court, and subject to the Conditions Precedent (discussed above), all Sundance Shareholders (whether a Sundance Shareholder did not vote, or voted against the Scheme) who hold Sundance Shares as at the Scheme Record Date, being the Scheme Shareholders will participate in the Scheme regardless of their voting decision.

If approved and implemented, the Scheme will result in:

•                  each Scheme Shareholder (other than Ineligible Foreign Shareholders and Selling Shareholders) receiving the Scheme Consideration;

•                  the transfer of all of the issued Sundance Shares to Holdco;

•                  Sundance being delisted from ASX and becoming a wholly-owned subsidiary of Holdco; and

•                  Holdco being listed on Nasdaq promptly following implementation of the Scheme, subject to authorisation for listing being obtained from Nasdaq and official notice of issuance of Holdco Shares from Holdco.

4.8                               Scheme Consideration

(a)                                 Entitlement to Scheme Consideration

Under the terms of the Scheme, Scheme Shareholders (other than Ineligible Foreign Shareholders and Selling Shareholders) will receive the Scheme Consideration in respect of each Sundance Share held at the Scheme Record Date. In particular, each Sundance Shareholder will receive one Holdco Share in exchange for every 100 Sundance Shares (or each Sundance Share underlying ADRs). This ratio has been selected so that the theoretical per-share market price of Holdco Shares will be in line with trading levels on major US stock exchanges and therefore more attractive to potential investors. There is no assurance, however, that Holdco Shares will continue to trade at post-implementation levels, and the market price of Holdco Shares may decline. As a result, we have also considered Nasdaq listing rules for purposes of selecting the ratio. In particular, trading on Nasdaq requires a minimum per-share price of US$1.00 under its continued listing rules. The initial price at which Holdco Shares are listed is expected to be based upon recent trading prices of Sundance Shares on ASX, after giving effect to the one for 100 exchange ratio.

Any fractional entitlement to a Holdco Share will not be rounded, but instead will be aggregated with other such fractional entitlements and issued to a Sale Agent. The Sale Agent will sell all of the fractional entitlements under the Share Sale Facility, and will distribute the Share Sale Facility Proceeds to Scheme Shareholders in proportion to their fractional entitlements.

The fractional entitlement to a Holdco Share for any particular Scheme Shareholder will necessarily be less than one Holdco Share, and therefore the amount of cash to be received is likely to be relatively small.

Accordingly, in this Scheme Booklet references to the Scheme Consideration do not address the cash amounts that may be paid for fractional entitlements and focus instead on the number of whole Holdco Shares to be issued as Scheme Consideration.

(b)                                 Payment of Scheme Consideration

Holdco Shares to be issued as Scheme Consideration to Scheme Shareholders (other than Ineligible Foreign Shareholders and Selling Shareholders) under the Scheme will be issued on the Implementation Date. The Holdco Shares are currently expected to trade on Nasdaq promptly following the implementation of the Scheme, subject to authorisation for listing being obtained from Nasdaq and official notice of issuance of Holdco Shares from Holdco.

It is the responsibility of each Holdco Shareholder to confirm their holding before trading in Holdco Shares to avoid the risk of selling shares they do not own. Holdco Shareholders who sell Holdco Shares before they receive their holding statement do so at their own risk. Sundance, Holdco and the Holdco Share Registry disclaim all liability (to the maximum extent permitted by law) to persons who trade Holdco Shares before receiving their holding statements, whether on the basis of the allocation provided by the Holdco Share Registry or otherwise.

A holding statement (or an equivalent document), detailing the issue of Holdco Shares is expected to be despatched to Scheme Shareholders within five Business Days after the Implementation Date. The Implementation Date is currently expected to be 26 November 2019.

Ineligible Foreign Shareholders and Selling Shareholders will receive a cash payment from the net proceeds of sale of the number of Holdco Shares they would they would have otherwise been entitled to receive under the Scheme. Refer to Section 4.9 for further information.

4.9                               Ineligible Foreign Shareholders, Selling Shareholders and operation of the Share Sale Facility

(a)                                 Ineligible Foreign Shareholders

A Scheme Shareholder whose address as shown on the Sundance Share Registry as at the Scheme Record Date is a place outside Australia and its external territories, Cayman Islands, France, Germany, Hong Kong, Lithuania, New Zealand, Singapore, Thailand, the United Kingdom or United States will not be entitled to receive any Holdco Shares under the Scheme unless Sundance and Holdco determine that it is:

•                  lawful and not unduly onerous or impracticable to issue that Sundance Shareholder with Holdco Shares if the Scheme becomes Effective; or

•                  lawful for that Sundance Shareholder to participate in the Scheme by the law of the relevant place,

each such person being an “Ineligible Foreign Shareholder” for the purposes of the Scheme. See “Notice to foreign shareholders” in Section 11.8 for restrictions on distribution of the Scheme Booklet and the Holdco Shares.

Ineligible Foreign Shareholders will not be issued Holdco Shares under the Scheme. Instead, the Holdco Shares that would otherwise have been issued to them under the Scheme will be issued to the Sale Agent and sold under the Share Sale Facility. Ineligible Foreign Shareholders will pay brokerage fees for the sale of Holdco Shares and fractional entitlements to Holdco Shares to which they are entitled. The brokerage fees will be deducted from the sale proceeds of their Holdco Shares and fractional entitlements to Holdco Shares sold by the Sale Agent through the Share Sale Facility.

(b)                                 Selling Shareholders and optional Share Sale Facility

If you hold less than 50,000 Sundance Shares, you may elect to participate in the Share Sale Facility and sell all (but not some) of the Holdco Shares to which you are entitled under the Scheme and have the Share Sale Facility Proceeds remitted to you. If you are an ADR Holder at the relevant election date you cannot elect to participate in the Share Sale Facility because only Sundance Shareholders of record can do so.

If you wish to participate in the Share Sale Facility, you must complete and return the enclosed Sale Election Form so that it is received by the Sundance Share Registry before 5pm (Melbourne time) on the Scheme Record Date at the following address: GPO Box 1282 Melbourne, Victoria 3001, Australia.

Participation in the Share Sale Facility is optional. If no Sale Election is made, or a Sale Election is invalid, incomplete or it is received after the date specified on the Share Sale Election Form, you will not be treated as a “Selling Shareholder” and will not participate in the Share Sale Facility. Instead, you will receive Holdco Shares as Scheme Consideration. Selling Shareholders will not be issued Holdco Shares under the Scheme. Once made, the election is irrevocable. Selling Shareholders will pay brokerage fees for the sale of Holdco Shares and fractional entitlements to Holdco Shares to which they are entitled. The brokerage fees will be deducted from the sale proceeds of their Holdco Shares and fractional entitlements to Holdco Shares sold by the Sale Agent through the Share Sale Facility.

If a Sundance Shareholder holds one or more parcels of Sundance Shares as trustee or nominee for, or otherwise on account of, another person, that Sundance Shareholder may make separate elections in accordance with the election process in respect of each of those parcels.

In order to make separate elections, the trustee or nominee must establish distinct holdings on the Sundance Share Register in respect of each parcel of Sundance Shares and must make a separate sale election in respect of each such parcel of Sundance Shares. However, the trustee or nominee may not accept instructions from an underlying beneficiary to make an election unless it is in respect of all parcels of Sundance Shares held by the trustee or nominee on behalf of that beneficiary, and the underlying beneficiary has confirmed to the trustee or nominee that its aggregated beneficial and legal holding of Sundance is less than 50,000 Sundance Shares.

(c)                                  Operation of the Share Sale Facility

The Share Sale Facility will be used to sell:

•                                          Holdco Shares that would have otherwise been received by Ineligible Foreign Shareholders;

•                                          Holdco Shares that would have otherwise been received by Selling Shareholders who make a valid Sale Election; and

•                                          Fractional entitlements to Holdco Shares that a Scheme Shareholder would be otherwise be entitled to under the Scheme. Scheme Shareholders will pay brokerage fees for the sale of fractional entitlements to Holdco Shares to which they are entitled. The brokerage fees will be deducted from the sale proceeds of their fractional entitlements to Holdco Shares sold by the Sale Agent through the Share Sale Facility.

Such Holdco Shares will be issued to the Sale Agent and sold on behalf of the relevant Scheme Shareholders under the Share Sale Facility.

Under the Share Sale Facility, following the Scheme Implementation Date, the Sale Agent will sell the Holdco Shares on Nasdaq. The Share Sale Facility Proceeds will be remitted to the relevant Sundance Shareholders. To ensure that the sales of Holdco Shares take place in an orderly market and that the Share Sale Facility does not unduly destabilise that market, it is anticipated that the completion of the sales of Holdco Shares through the Share Sale Facility and the distribution of the Share Sale Facility Proceeds may require several months. Interest will not be paid on any Share Sale Facility Proceeds.

The Sale Agent will sell those Holdco Shares at such price and on such other terms as the Sale Agent determines in good faith (and at the risk of the Ineligible Foreign Shareholders, Selling Shareholders or Scheme Shareholders who have fractional entitlements to Holdco Shares, as applicable) having due regard for the desire to achieve the best price reasonably available at the time of the sale.

Any proceeds of the sale of Holdco Shares by the Sale Agent on Nasdaq under the Share Sale Facility will be converted into Australian dollars using the AUD/US exchange rate after the receipt of the final sale proceeds.

Sundance, Holdco and the Sale Agent give no assurance as to the price that will be achieved for the sale of Holdco Shares described above. The proceeds that Ineligible Foreign

Shareholders, Selling Shareholders and Scheme Shareholders with fractional entitlements to Holdco Shares will receive may be more or less than the market value of Sundance Shares as at the date of this Scheme Booklet. Sale of the Holdco Shares by the Sale Agent may result in a significant number of Holdco Shares being offered for sale at the same time, which may have the effect of reducing the sale price of those shares.

The payment of the Share Sale Facility Proceeds from the sale of Holdco Shares will be in full satisfaction of the rights of Ineligible Foreign Shareholders and Selling Shareholders under the Scheme and in full satisfaction of Scheme Shareholders’ rights to fractional entitlements to Holdco Shares.

Under the Scheme, each Ineligible Foreign Shareholder, Selling Shareholding and Scheme Shareholder who has a fractional entitlement to a Holdco Share appoints Sundance as its agent to receive any financial services guide or other notice which may be required to be issued to them by the Sale Agent.

4.10                        Deemed warranties by Scheme Shareholders

Sundance Shareholders should also refer to the warranties that they will be deemed to have given, if the Scheme becomes Effective. These warranties are contained in clause 8.4 of the Scheme. The Scheme is set out in full in Annexure E.

A summary of the warranties deemed to be given by Scheme Shareholders is set out in Section 8.4 of this Scheme Booklet.

4.11                        Tax implications of the Scheme

A general guide to potential Australian and US tax implications of the Scheme for certain Sundance Shareholders is set out in Section 10. The information in Section 10 is expressed in general terms and is not intended to provide tax advice in respect of the particular circumstances of any Sundance Shareholder. Sundance Shareholders should seek their own tax advice.

4.12                        If the Scheme does not proceed

If the Scheme is not approved at the Scheme Meeting or not all of the Conditions Precedent are satisfied or waived, then the Scheme will not proceed, and Sundance will continue to operate as a company domiciled in Australia and listed on the ASX. Sundance Shareholders will not receive the Scheme Consideration and will continue to hold their Sundance Shares.

The Sundance Directors believe that the Scheme is likely to deliver benefits to Sundance Shareholders and consider that the Scheme is in the best interests of the Sundance Shareholders, in the absence of a superior proposal.

4.13                        Admission of Holdco to Nasdaq

In conjunction with the implementation of the Proposed Transaction, Holdco is seeking an admission of Holdco Shares to Nasdaq. Holdco Shares will be authorised for admission to Nasdaq, subject to authorisation for listing being obtained from Nasdaq and official notice of issuance of Holdco Shares from Holdco.

If the Scheme is implemented and Holdco Shares are authorised for admission to Nasdaq, it is expected that trading in Holdco’s Shares will commence promptly following the

Implementation Date. Once admission occurs, Sundance Shareholders may trade their Holdco Shares on Nasdaq. It is expected that Holdco will trade as a successor issuer to Sundance.

4.14                        Restricted Share Units

As at the date of this Scheme Booklet, Sundance has the following restricted share units (RSUs) on issue. The RSUs have various vesting conditions generally over a three-year period. There will be no accelerated vesting or material change in the terms of these RSUs as a result of the re-domiciliation. For further discussion on the vesting conditions of the RSUs, refer to the Company’s Remuneration Report included in its 2018 Annual Report.

Grant Date	Number of RSUs
17 February 2017	341,062
25 May 2017	372,419
23 October 2017	149,500
29 December 2017	49,737
26 December 2018	6,092,606
15 May 2019	710,000
27 June 2019	6,254,960
Total RSUs outstanding	13,970,284

The units that will vest in full before the Scheme Record Date will have either been settled or will have been forfeited by the Scheme Record Date. Therefore these units do not require special treatment under the Scheme.

For those units with a final vesting date after the Scheme Record Date (Sundance RSUs), the holders of such Sundance RSUs will be asked to agree to an amendment to the Sundance Incentive Plan to empower the Sundance Board to allow an assumption of the Sundance Incentive Plan by another issuer as a result of a Change in Control (as defined in the Sundance Incentive Plan). In that case, the Sundance Incentive Plan and Sundance RSUs will be assumed by Holdco. Thus, after the Implementation Date, the Holdco RSUs will represent the right to receive Holdco Shares, subject to vesting requirements, following the conversion of all entitlements of the Sundance RSUs to receive Holdco Shares using the 100:1 ratio and rounded down to the nearest whole number. As noted above, there will be no acceleration of vesting or change in material terms of any Sundance RSUs as a result of the Proposed Transaction. Following the Implementation Date, no new awards will be granted under the assumed Sundance Incentive Plan.

If the Scheme is approved by the requisite majorities of Sundance Shareholders at the Scheme Meeting, but the Sundance RSU Holders have not agreed to an amendment to the Sundance Incentive Plan to empower the Sundance Board to allow an assumption of the Sundance Incentive Plan by Holdco, then Holdco will consider undertaking other courses of action available to it including compulsory acquisition (if available) of the Sundance RSUs, cancellation of the Sundance RSUs under Chapter 6A of the Corporations Act or not taking any action with respect to the Sundance RSUs. None of the courses of action will result in acceleration of vesting or change in material terms of any Sundance RSUs as a result of the Proposed Transaction.

4.15                        Existing Sundance Shareholder instructions to Sundance

Except for a Sundance Shareholder’s tax file number, all binding instructions or notifications between a Sundance Shareholder and Sundance relating to Sundance Shares, a Sundance Shareholder’s status as a Sundance Shareholder will, from the Implementation Date be deemed (except to the extent determined by Holdco in its sole discretion or as otherwise provided below), by reason of the Scheme, to be a similar binding instruction or notification to and accepted by Holdco in respect of the Holdco Shares issued to the Scheme Shareholder until that instruction or notification is revoked or amended in writing addressed to Holdco at its share registry.

4.16                        Obtaining further information

Answers to various frequently asked questions in relation to the Scheme are set out in Section 3 of this Scheme Booklet.

For further information, you may contact the Company Chairman, Michael D. Hannell (+61 8 8274 2128 or +61 418 834 957), Managing Director, Eric P. McCrady (+1 (303) 543-5703), or Vice President of Investor Relations, John Roberts (+1 (720) 638-2400). You can also contact the Sundance Share Registry on 1300 556 161 (within Australia), or +61 3 9415 4000 (outside Australia). If you are in any doubt about anything in this Scheme Booklet, contact your financial, legal, taxation or other professional advisor.

5.                                      Information about Sundance

5.1                               Background

Sundance is a US onshore oil and natural gas company focused on the exploration, development and production of large, repeatable resource plays in North America. As of the date of this Scheme Booklet, substantially all of Sundance’s oil and natural gas properties are located in South Texas and primarily target the Eagle Ford Shale.

Sundance was incorporated in Australia in December 2004 to fund exploration of licenses obtained in the Cooper Basin in South Australia. In April 2005, Sundance completed an initial public offering of its ordinary shares and listing on the ASX (ASX: SEA). Beginning in 2006, the majority of the Company’s assets were located in early stage shale plays in the US. In 2013, Sundance divested the last  of  its  initial  Australian  oil  and  gas  assets.  In  September 2016, Sundance implemented a sponsored ADR program with The Bank of New York Mellon as ADR Depositary. Sundance ADRs are listed on Nasdaq under the symbol (Nasdaq: SNDE). Each ADR represents 10 Sundance ordinary shares. Currently, Sundance has a market capitalization of approximately A$179 million (based on a share price of A$0.26 being the last traded price before the Scheme was announced on 11 September 2019) and US$123 million (based on a share price of US$0.18 being the last traded price before the Scheme was announced on 11 September 2019) according to a A$:US$ exchange rate of 0.6860.

5.2                               Business overview

Sundance’s principal office is located at 633 17th Street, Suite 1950, Denver, Colorado, USA.

Sundance’s US onshore assets are concentrated in south Texas, and primarily target the Eagle Ford Shale area (the Eagle Ford Shale). In particular, the Eagle Ford Shale consists of hydrocarbon deposits of:

•                  oil;

•                  natural gas; and

•                  natural gas liquids (NGLs) (oil, natural gas and natural gas liquid, together, the Eagle Ford Assets).

As of December 31, 2018, the Eagle Ford Assets consisted of approximately 63,413 gross acres (52,001 net). As of December 31, 2018, the Eagle Ford Assets independently prepared proved developed reserves (assuming SEC pricing) were 16,742 MBbl of oil, 33,169 MMcf of natural gas and 4,927 MBbl of NGLs and proved undeveloped reserves were 41,887 MBbl of oil, 75,672 MMcf of natural gas and 11,545 MBbl of NGLs. Thus, a majority of the Eagle Ford Assets are in the early stages of development, representing over 17 years of undeveloped inventory at Sundance’s current development pace. Tier 1 locations included in Proved undeveloped reserves only covers 58.5% of the Company’s Tier 1 locations.

5.3                               Principal activities and strategic focus

Sundance’s strategy is to develop assets where Sundance is the operator and has high working interests, positioning the Company to efficiently control the pace and scope of its development and the allocation of its capital resources. Serving as operator allows the Company to control the drilling, completion, operations and marketing of produced hydrocarbons. As of 31 December 2018, Sundance operated 96% of its producing wells. Sundance’s average working interest in its operated wells was approximately 92%.

Acreage expansion

Following the sale of its non-core Mississippian/Woodford formation assets in May 2017, Sundance transitioned to an Eagle Ford pure-play operator and significantly increased its acreage ownership within that basin. At the end of fiscal year 2018, Sundance owned approximately 72,602 gross Eagle Ford acres (57,247 net), compared to 54,575 gross acres (45,250 net) at the end of fiscal year 2017, a gross increase of 33.0% (26.5% net). The increase was primarily the result of Sundance’s acquisition on 23 April 2018 of approximately 21,900 net acres in the Eagle Ford.

Sundance operational activities

Sundance’s growth strategy consists of three key objectives: (i) organically growing production, cash flow and net asset value per debt adjusted share while operating within cash flow; (ii) continued unlocking of operational efficiencies and improved costs; and (iii) utilizing free cash flow to improve shareholder value through reduction of net debt or other accretive investments.

Exploration & development

Regarding the exploration and development activities, the Company continues to increase its gross total development wells. In particular, in fiscal year 2018, the Company drilled 23 gross development oil wells (23.0 net), compared to 14 gross development oil wells (13.8 net) in fiscal year 2017. Moreover, Sundance increased its estimated proved reserves (using SEC pricing) as indicated in the table below.

	As of December 31,
	2018	2017
Estimated proved reserves:
Oil (MBbls)	58,629	27,987
Natural gas (MMcf)	108,841	59,409
NGL (MBbls)	16,472	9,190
Total estimated proved reserves (MBoe)	93,241	47,079
Estimated proved developed reserves:
Oil (MBbls)	16,742	8,987
Natural gas (MMcf)	33,169	21,078
NGL (MBbls)	4,927	3,244
Total estimated proved developed reserves (MBoe)(1)	27,197	15,744
Estimated proved undeveloped reserves:
Oil (MBbls)	41,887	19,000
Natural gas (MMcf)	75,672	38,331
NGL (MBbls)	11,545	5,946
Total estimated proved undeveloped reserves (MBoe)(1)	66,044	31,335

Production

The Company’s plan for the remainder of 2019 is to continue to increase its production while keeping capital expenditures within its operating cash flow. In fiscal year 2018, Sundance’s production experienced a considerable increase as a result of excellent well results on its newly acquired Eagle Ford assets and the impact of the Pioneer acquisition. Sales volumes  for the year ended 31 December 2018 averaged 9,612 Boe/d compared to 7,471 Boe/d in 2017, a 28.7 percent increase.

Capital expenditures and financial liquidity

Capital expenditures are expected to be financed primarily with cash flows from operations, but potentially also through a variety of other sources, including available borrowings under our credit facilities, additional asset sales, or the issuance of debt and/or equity. To continue to ensure more predictable cash flows from the sale of hydrocarbons, Sundance intends to continue executing hedging transactions to reduce its exposure to fluctuations in oil, NGL and natural gas prices.

5.4                               Sundance Directors

As at the date of this Scheme Booklet, the Sundance Board comprises the following persons:

Mr. Michael D. Hannell - Chairman, Independent Non-Executive Director

Mr. Michael D. Hannell has been a Director of Sundance since March 2006 and chairman of Sundance’s board of directors since December 2008. Mr. Hannell has wide experience in the oil and gas industry, spanning some 50 years, initially in the downstream sector and subsequently in the upstream sector. His extensive experience has been in a wide range of design and construction, engineering, operations, exploration and development, marketing  and commercial, financial and corporate areas in the United States, United Kingdom, continental Europe and Australia at the senior executive level with Mobil Oil (now Exxon) and Santos Ltd. Mr. Hannell has previously held a number of board appointments the most recent being the chairman of Rees Operations Pty Ltd (doing business as Milford Industries Pty Ltd), an Australian automotive components and transportation container manufacturer and supplier; and the chairman of Sydac Pty Ltd, a designer and producer of simulation training products for industry. Mr. Hannell has also served on a number of not-for-profit boards, with appointments as president of the Adelaide-based Chamber of Mines and Energy, president of Business SA (formerly the South Australian Chamber of Commerce and Industry), chairman of the Investigator Science and Technology Centre, chairman of the Adelaide Graduate School of Business,  and  a  member  of  the  South  Australian  Legal  Practitioners  Conduct  Board. Mr. Hannell holds a Bachelor of Science degree in Mechanical Engineering (with Honours) from the University of London (Battersea College of Technology) and is a Fellow of Engineers Australia.

Mr. Eric P. McCrady - Managing Director and Chief Executive Officer

Mr. Eric P. McCrady has been Sundance’s Chief Executive Officer since April 2011 and Managing Director of Sundance’s board of directors since November 2011. He also served as Sundance’s Chief Financial Officer from June 2010 until becoming Chief Executive Officer in 2011. Mr. McCrady has over 20 years of entrepreneurial experience and he continues to lead the Sundance team that built a 55,000 acre position in the Eagle Ford through asset acquisitions and direct leasing, including the 2018 acquisition of approximately 22,000 acres from Pioneer and its partners. Previously Mr. McCrady and the Sundance team built and successfully monetized positions in the Williston, DJ and Anadarko basins. Prior to Sundance Energy, McCrady had over 6 years focused on the Finance and merger and acquisition arena specific to the energy sector, while at The Broe Group, a Denver-based private investment firm, as well as being the founder and member of Trilogy Resources, a DJ Basin start-up that was successfully sold in 2013. Mr. McCrady holds a degree in Business Administration from University of Colorado, Boulder.

Mr. Damien A. Hannes - Independent Non-Executive Director

Mr. Damien A. Hannes has been a Director since August 2009. Mr. Hannes has over 25 years of finance, operations, sales and management experience. He has most recently served over 15 years as a managing director and a member of the operating committee, among other senior management positions, for Credit Suisse’s listed derivatives business in equities, commodities and fixed income in its Asia and Pacific region. From 1986 to 1993, Mr. Hannes was a director for Fay Richwhite Australia, a New Zealand merchant bank. Prior to his tenure with Fay Richwhite, Mr. Hannes was the director of operations and chief financial officer of Donaldson, Lufkin and Jenrette Futures Ltd, a US investment bank. He has successfully raised capital and developed and managed mining, commodities trading and manufacturing businesses in the global market. He holds a Bachelor of Business degree from the NSW University of Technology in Australia and subsequently completed the Institute of Chartered Accounts Professional Year before being seconded into the commercial sector.

Mr. H. Weldon Holcombe - Independent Non-Executive Director

Mr. H. Weldon Holcombe has been a Director since December 2012. Mr. Holcombe has over 30 years of onshore and offshore US oil and gas industry experience, including technology, reservoir engineering, drilling and completions, production operations, construction, field development and optimization, Health, Safety and Environmental (HSE), and management of office, field and contract personnel. Most recently, Mr. Holcombe served as the Executive Vice President, Mid Continental Region, for Petrohawk Energy Corporation from 2006 until its acquisition by BHP Billiton in 2011, after which Mr. Holcombe served as Vice President of New Technology Development for BHP Billiton, Petroleum Division, US. In his capacity as Executive Vice President for Petrohawk Energy Corporation, Mr. Holcombe managed development of leading unconventional resource plays, including the Haynesville, Fayetteville and Permian areas. In addition, Mr. Holcombe served as President of Big Hawk LLC, a subsidiary of Petrohawk Energy Corporation, a provider of basic oil and gas construction, logistics and rental services. Mr. Holcombe also served as corporate HSE officer for Petrohawk and joint chairperson of the steering committee that managed construction and operation of a gathering system in Petrohawk’s Haynesville field with one billion cubic feet capacity of natural gas of production per day. Prior to Petrohawk, Mr. Holcombe served in a variety of senior level management, operations and engineering roles for KCS Energy and Exxon. Mr. Holcombe holds a Bachelor of Science degree in civil engineering from the University of Auburn.

Mr. Neville W. Martin - Independent Non-Executive Director

Mr. Neville W. Martin has been a Director since January 2012. Prior to his election, he was an alternate director on Sundance’s board of directors. Mr. Martin has over 40 years of experience as a lawyer specializing in corporate law and mining, oil and gas law. He is currently a consultant to the Australian law firm, Minter Ellison. Mr. Martin has served as a director on the boards of several Australian companies listed on the ASX, including Stuart

Petroleum Ltd from 1999 to 2002, Austin Exploration Ltd. from 2005 to 2008 and Adelaide Energy Ltd from 2005 to 2011. Mr. Martin is the former state president of the Australian Resource and Energy Law Association. Mr. Martin holds a Bachelor of Laws degree from Adelaide University.

Ms. Judith D. Buie - Independent Non-Executive Director

Ms. Judith D. Buie was appointed to the Sundance Board in February 2019. Ms. Buie has spent over 25 years in the upstream oil and gas business tailoring investment strategies to capture upside and mitigate risk, leading business development initiatives; and, managing oil and gas fields through different commodity and life cycles. Ms. Buie currently serves as an Oil and Gas Industry Advisor to KKR, a leading global investment firm. Additionally, Ms. Buie serves on the board of directors for FlowStream Vintage I Ltd, an international company which owns oil and gas revenue streams. From 2012-2017, Ms. Buie was Co-President and SVP Engineering for RPM Energy Management LLC, a private company which works exclusively with KKR to evaluate and manage oil and gas investments, including multiple joint ventures in the Eagle Ford. Prior to RPM, she held a variety of leadership and technical positions with Newfield Exploration, BP, Vastar Resources, and ARCO. Ms. Buie received a B.S. in Chemical Engineering from Texas A&M University.

Mr. Thomas L. Mitchell - Independent Non-Executive Director

Mr. Mitchell was appointed to the Sundance Board in October 2018. He is a strategic and finance grounded leader with a record of driving innovative global growth in energy business models as the CFO of both large and small companies in the oil and Gas Industry. He has had a career of strong Fortune 500 experience with exploration and production companies, and broad energy exposure with offshore drilling and midstream gathering and marketing companies. In his last position as EVP and Chief Financial Officer of Devon Energy Corporation, Mr. Mitchell collaborated closely with Devon’s board of directors while leading the finance and business development organization. He helped the company successfully strengthened asset quality and margins by repositioning the oil and gas portfolio through the strategic acquisition of Felix Energy and sister midstream company Tall Oak. Mr. Mitchell also raised $2.2 billion of critically needed capital through a divestiture program executed in an extremely challenged divestiture market. Previously, Mr. Mitchell served as EVP and Chief Financial Officer and a member of the board of directors of Midstates Petroleum Company, a private equity-funded exploration and production company. While there, Mr. Mitchell led the initial public offering listing of the company on the New York Stock Exchange in April 2012. From November 2006 to September 2011, Mr. Mitchell was the Senior Vice President, Chief Financial Officer of Noble Corporation, a publicly-held offshore drilling contractor for the oil and gas industry. Following his formal education, Mr. Mitchell began his career in public  accounting with Arthur Andersen & Co. where he practiced as a CPA (currently inactive), then, in 1989 he entered the oil and gas industry at Apache Corporation where he spent eighteen years in various finance and commercial roles the last being Vice President and Controller. He currently serves on the board of Hines Global REIT, Inc., a public real estate investment trust managed by Hines Interests and previously served on the board of directors of EnLink Midstream Partners, LP and EnLink Midstream, LLC. Mr. Mitchell graduated from Bob Jones University with a B.S. in Accounting.

Board Skills

The Board is committed to achieving a membership that, collectively, has the appropriate level of personal qualities, skills, experience, and time commitment to properly fulfil its responsibilities or have ready access to such skills which are not available.

5.5                               Senior management

In addition to the Sundance Directors, the Sundance senior management team comprises the following persons:

•                  Ms. Cathy Anderson (Chief Financial Officer)

•                  Mr. Keith Kress (Vice President of Operations)

•                  Mr. Brian Pieri (Vice President of Marketing)

•                  Mr. John Roberts (Vice President of Finance and Investor Relations)

•                  Mr. Mike Wolfe (Vice President of Land)

Mr. Keith Kress, Mr. Brian Pieri, Mr. John Roberts and Mr. Mike Wolfe are officers only of Sundance Energy, Inc., which will become a subsidiary of Holdco upon the Scheme becoming Effective.

5.6                               Capital structure

(a)                                 Securities on issue

As at the date of this Scheme Booklet, Sundance has on issue:

•                  687,567,322 ordinary shares

•                  13,970,284 restricted share units

There are no other convertible securities on issue.

(b)                                 Shareholders

Sundance’s top 20 shareholders as at 1 August 2019 are:

	Name of registered holding	Percentage (%)
1.	Tribeca Investment Partners (Sydney)	8.33
2.	Advisory Research (Chicago)	6.35
3.	Thorney Investments (Melbourne)	4.40
4.	Mr & Mrs Travers W Duncan (Sydney)	3.86
5.	Dimensional Fund Advisors (Sydney)	3.47
6.	American Depositary Receipts (New York)	3.31
7.	Milford Asset Mgt (Sydney)	3.04
8.	Aegis Financial Corporation (Regional (USA))	2.97
9.	Wells Fargo Securities (San Francisco)	2.94
10.	Ellerston Capital (Sydney)	2.84
11.	BNP Paribas Arbitrage (Paris)	2.84
12.	Vinva Investment Mgt (Sydney)	2.23
13.	Vanguard Investments Australia (Melbourne)	1.71
14.	Realindex Investments (Sydney)	1.70
15.	Citigroup Global Markets (New York)	1.69
16.	Portolan Capital Mgt (Boston)	1.60
17.	Ophir Asset Mgt (Sydney)	1.59
18.	Morgan Stanley (London)	1.53
19.	Mr & Mrs James D Taylor (Sydney)	1.40
20.	Citigroup Global Markets (London)	1.01

Further details on Sundance’s capital structure is set out in section 6 of the Independent Expert’s Report.

5.7                               Historical financial information

(a)                                 Basis of presentation

The following section sets out summaries of certain consolidated historical financial information about Sundance for the years ended 31 December 2018 and 31 December 2017. The financial information is presented in a summary form and consequently does not contain all of the disclosures that are usually provided in an annual report prepared in accordance with the Corporations Act. Further financial information is available in Sundance’s 2018 Annual Report, which is available from Sundance’s website at www.sundanceenergy.net. This report sets out Sundance’s significant accounting policies during these periods. The historical financial information for the years ended 31 December 2018 and 31 December 2017 has been extracted from the Sundance audited financial statements.

(b)                                 Consolidated Income Statement

Set out below is a summary of Sundance’s historical consolidated statements of profit or loss and other comprehensive income (loss) for the financial years ended 31 December 2018 and 31 December 2017 and the half years ended 30 June 2019 and 30 June 2018 (reviewed).

	Audited Year ended	Audited Year ended
	31 December 2018	31 December 2017
	(US$’000)	(US$’000)
Oil and natural gas revenue	164,925	104,399
Lease operating and workover expenses	(33,958)	(22,416)
Gathering, processing and transportation expense	(8,633)	—
Production taxes	(9,683)	(6,613)
General and administrative expense	(27,623)	(18,345)
Depreciation, depletion and amortisation expense	(67,909)	(58,361)
Impairment expense	(43,945)	(5,583)
Exploration expense	—	—

	Audited Year ended	Audited Year ended
	31 December 2018	31 December 2017
	(US$’000)	(US$’000)
Finance costs, net of amounts capitalized	(25,405)	(13,491)
Loss on debt extinguishment	(2,428)	—
Loss on sale of non-current assets	(5)	(1,461)
Gain (loss) on derivative financial instruments	40,216	(2,894)
Gain on foreign currency derivative financial instruments	6,838	—
Loss on interest rate derivative financial instruments	(2,435)	—
Other income, net	(604)	457
Loss before income tax	(10,649)	(24,308)
Income tax benefit (expense)	(17,490)	1,873
Loss attributable to owners of the Company	(28,139)	(22,435)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations (no income tax effect)	428	708
Other comprehensive income	428	708
Total comprehensive loss attributable to owners of the Company	(27,711)	(21,727)

Loss per share	(cents)	(cents)
Basic	(5.4)	(17.9)
Diluted	(5.4)	(17.9)

	Reviewed Half Year ended	Reviewed Half Year ended
	30 June 2019	30 June 2018
	(US$’000)	(US$’000)
Oil and natural gas revenue	100,641	52,765
Lease operating and workover expenses	(18,320)	(15,343)
Gathering, processing and transportation expense	(6,560)	(840)
Production taxes	(6,237)	(3,739)
General and administrative expense	(8,844)	(20,052)
Depreciation, depletion and amortisation expense	(41,265)	(27,214)
Impairment expense	(9,240)	(21,893)
Finance costs, net of amounts capitalized	(16,727)	(10,346)
Loss on debt extinguishment	—	(2,428)
Loss on commodity derivative financial instruments	(23,057)	(23,180)
Gain on foreign currency derivative financial instruments	—	6,838
Loss on interest rate derivative financial instruments	(4,026)	(434)
Other expense, net	(211)	(117)
Loss before income tax	(33,846)	(65,983)
Income tax benefit (expense)	6,201	(7,610)
Loss attributable to owners of the Company	(27,645)	(73,593)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations (no income tax effect)	17	259
Other comprehensive income	17	259
Total comprehensive loss attributable to owners of the Company	(27,628)	(73,334)

Loss per share	(cents)	(cents)
Basic	(4.0)	(20.6)
Diluted	(4.0)	(20.6)

(c)                                  Consolidated Balance Sheet

Set out below is a summary of Sundance’s historical consolidated balance sheets as at 30 June 2019 (reviewed), 31 December 2018 and 31 December 2017.

	Reviewed	Audited Year ended	Audited Year ended
	Half Year ended	31 December	31 December
	30 June 2019	2018	2017
	(US$’000)	(US$’000)	(US$’000)
CURRENT ASSETS
Cash and cash equivalents	977	1,581	5,761
Trade and other receivables	14,316	21,249	3,966
Derivative financial instruments	4,123	24,315	383
Income tax receivable	2,307	2,384	40
Other current assets	3,907	3,546	3,472
Assets held for sale	23,746	24,284	61,064
TOTAL CURRENT ASSETS	49,376	77,359	74,686

NON-CURRENT ASSETS
Development and production assets	674,887	633,400	338,796
Exploration and evaluation expenditure	80,231	79,470	34,979
Property and equipment	990	1,354	1,246
Income tax receivable, non-current	2,344	2,344	4,688
Derivative financial instruments	2,033	8,003	223
Lease right-of-use assets	13,116	—	—
Other non-current assets	149	149	—
TOTAL NON-CURRENT ASSETS	773,750	724,720	379,932
TOTAL ASSETS	823,126	802,079	454,618

CURRENT LIABILITIES
Trade and other payables	21,839	34,796	9,051
Accrued expenses	41,238	35,223	39,051
Production prepayment	—	—	18,194
Derivative financial instruments	2,218	436	5,618
Lease liabilities, current	7,250	—	—
Provisions, current	1,027	900	1,158
Liabilities related to assets held for sale	1,245	1,125	1,064
TOTAL CURRENT LIABILITIES	74,817	72,480	74,136

NON-CURRENT LIABILITIES
Credit facilities, net of deferred financing fees	341,922	300,440	189,310
Restoration provision	19,179	16,544	7,567
Other provisions, non-current	986	1,090	2,158
Derivative financial instruments	5,288	2,578	3,728
Lease liabilities, non-current	5,913	—	—
Deferred tax liabilities	8,912	15,189	—
Other non-current liabilities	85	383	368
TOTAL NON-CURRENT LIABILITIES	382,285	336,224	203,131
TOTAL LIABILITIES	457,102	408,704	277,267
NET ASSETS	366,024	393,375	177,351

EQUITY
Issued capital	615,984	615,984	372,764
Share-based payments reserve	17,042	16,765	16,250
Foreign currency translation reserve	(689)	(706)	(1,134)
Accumulated deficit	(266,313)	(238,668)	(210,529)
TOTAL EQUITY	366,024	393,375	177,351

(d)                                 Consolidated Statement of Cash Flows

Set out below is a summary of Sundance’s historical consolidated statements of cash flows for the financial years ended 31 December 2018 and 31 December 2017 and the half years ended 30 June 2019 and 20 June 2018 (reviewed).

	Audited Year ended	Audited Year ended 31
	31 December 2018	December 2017
	(US$’000)	(US$’000)
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from sales	153,424	112,534
Payments to suppliers and employees	(57,676)	(40,000)
Payments of transaction-related costs	(13,574)	—
Settlements of restoration provision	(36)	(132)
Interest received	—	—
Payments for (receipts from) commodity derivative settlements, net	(5,186)	(1,428)
Premium payments for commodity derivatives	634	—
Income taxes received, net	—	3,999
Federal withholding tax paid	(2,301)	—
Other operating activities	—	(197)
NET CASH PROVIDED BY OPERATING ACTIVITIES	75,285	74,776

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for development assets	(170,363)	(101,043)
Payments for exploration assets	(5,294)	(8,351)
Payments for acquisition of oil and gas properties	(215,789)	—
Sale of non-current assets	100	15,348
Payments for acquisition related costs	—	—
Payments for property and equipment	(363)	(657)
Other investing activities	—	2,200
NET CASH USED IN INVESTING ACTIVITIES	(391,709)	(92,503)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of shares	253,517	—
Payments for costs of capital raisings	(10,293)	—
Payments for interest rate derivative settlements	(297)	0
Borrowing costs paid, net of capitalized portion	(25,394)	(12,381)
Deferred financing fees capitalized	(16,910)	—
Receipts from foreign currency derivatives	6,838	—
Proceeds from borrowings	315,000	47,199
Repayments from borrowings	(210,194)	(28,755)
NET CASH PROVIDED BY FINANCING ACTIVITIES	312,267	6,063

Net increase (decrease) in cash held	(4,157)	(11,664)

Cash and cash equivalents at beginning of year	5,761	17,463
Effect of exchange rates on cash	(23)	(38)
CASH AND CASH EQUIVALENTS AT END OF YEAR	1,581	5,761

	Reviewed Half Year ended	Reviewed Half Year ended 30 June
	30 June 2019	2018
	(US$’000)	(US$’000)
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from sales	102,867	49,620
Payments to suppliers and employees	(40,250)	(27,922)
Payments of transaction-related costs	—	(13,282)
Settlements of restoration provision	(116)	(29)
Payments for (receipts from) commodity derivative settlements, net	6,638	(3,667)
Federal withholding tax paid	—	(2,301)
NET CASH PROVIDED BY OPERATING ACTIVITIES	69,139	2,419

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for development assets	(88,123)	(40,717)
Payments for exploration assets	(564)	(1,927)
Payments for acquisition of oil and gas properties	—	(220,132)
Sale of non-current assets	50	—
Payments for property and equipment	(120)	(79)
NET CASH USED IN INVESTING ACTIVITIES	(88,757)	(262,855)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of shares	—	253,517
Payments for costs of capital raisings	—	(10,260)
Receipts from interest rate derivative settlements	42	—
Borrowing costs paid, net of capitalized portion	(14,851)	(12,436)
Deferred financing fees capitalized	(232)	(16,724)
Receipts from foreign currency derivatives	—	6,849
Proceeds from borrowings	40,000	250,000
Repayments from borrowings	—	(210,194)
Repayments of lease liabilities	(5,947)	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	19,012	260,752

Net increase (decrease) in cash held	(606)	316

Cash and cash equivalents at beginning of year	1,581	5,761
Effect of exchange rates on cash	2	180
CASH AND CASH EQUIVALENTS AT END OF YEAR	977	6,257

Further details on Sundance’s historical financial information is set out in section 6 of the Independent Expert’s Report. A full copy of Sundance’s historical consolidated financial statements (including notes to the financial statements) for the financial year ended 31 December 2018 was announced to the ASX on 29 March 2019. A full copy of Sundance’s historical consolidated financial statements (including notes to the financial statements) for the half year ended 30 June 2019 was announced to the ASX on 13 September 2019. These copies are available on the ASX’s website at www.asx.com.au or Sundance’s website at www.sundanceenergy.com.au.

(e)                                  Credit Facilities

On 23 April 2018, contemporaneous with the closing of its Eagle Ford acquisition, the Company entered into a $250.0 million syndicated second lien term loan with Morgan Stanley

Energy Capital, as administrative agent, (the Term Loan), and a syndicated revolver with Natixis, New York Branch, as administrative agent, (the Revolving Facility), with initial availability of $87.5 million ($250.0 million revolver) and subsequently increased to $170.0 million. The proceeds of the refinanced debt facilities were used to retire the Company’s previous credit facilities of $192.0 million, repay the remaining $11.8 million outstanding under a production prepayment facility and pay deferred financing fees of $16.9 million, with the balance of $29.3 million used for liquidity to begin development of the acquired Eagle Ford assets.

The Revolving Facility and Term Loan are secured by certain of the Company’s oil and gas properties. The Revolving Facility is subject to a borrowing base, which is re-determined at least semi-annually. On 16 May 2019, the borrowing base was increased to $170.0 million, an increase of $82.5 million from the initial borrowing base. The next of such redeterminations will occur in the fourth quarter of 2019. The Revolving Facility has a 4 ½ year term (maturing in October 2022) and the Term Loan has a five year term (maturing in April 2023). If upon any downward adjustment of the borrowing base, the outstanding borrowings are in excess of the revised borrowing base, the Company may have to repay its indebtedness in excess of the borrowing base immediately, or in five monthly instalments. The Spring 2019 borrowing base determination was based on properties, exclusive of the Company’s Dimmit County assets that are held for sale; therefore, upon closing of the recently announced sale of the assets (expected in September 2019), the borrowing base is not expected to change. As at 10 September 2019, $115 million was outstanding on the Revolving Facility.

Interest on the Revolving Facility accrues at a rate equal to LIBOR, plus a margin ranging from 2.25% to 3.25% depending on the level of funds borrowed. Interest on the Term Loan accrues at a rate equal to the greater of (i) LIBOR plus 8% or (ii) 9%. Interest expense, net of capitalisation, incurred during the years ended 31 December 2018 and 2017 was $22.4 million and $11.7 million, respectively.

(f)                                   Management discussion and analysis of historical performance

Comparison of Results of Operations for the Half Years Ended 30 June, 2019 and 2018

•                                          Barrel of oil equivalent (Boe) and average net daily production (Boe/d). Sales volume increased by 1,073,670 Boe (82.7%) to 2,371,909 Boe (13,104 Boe/d) for the six months ended 30 June 2019 compared to 1,298,239 Boe (7,173 Boe/d) for the same period in prior year primarily due to the Company’s 2019 and 2018 drilling program, which was back-loaded in the second half of 2018. The Company had initial production from 11.0 gross (11.0 net) operated wells in the first half of 2019 and 20 gross (20.0 net) operated wells in the second half of 2018. As at 30 June 2019, the Company was in the process of drilling 2 gross (2.0 net) wells and had 6 gross (6.0 net) wells waiting on completion. In addition, the Company competed 4.0 gross (4.0 net) wells but delayed turning those wells into sales and left them temporarily shut in to protect them while an offset operator finalized nearby completion activities. Eight of these wells have had initial production prior to the date of this report. Sales volumes during the six month period were negatively impacted by capacity constraints at a midstream facility. Sundance and its midstream partner completed a capacity expansion of the gas processing plant through the installation of two additional compressors in May 2019. This expansion is expected to sufficiently handle the Company’s current production. The Company is working with the midstream partner for further expansion to support its future development.

Our sales volume is oil-weighted, with oil representing 62% and 57% of total sales volume for the six-months ended 30 June 2019 and 2018, respectively. Our oil sales volumes as a percentage of total sales volumes was lower during the six months ended 30 June 2019 than expected primarily due to the gassier sales volumes from our Dimmit County assets, which are expected to be disposed of in September 2019. Exclusive of our Dimmit County assets’ sales volumes, our oil sales volumes as a percentage of total sales volumes was 64% during the six months ended 30 June 2019.

•                  Oil sales. Oil sales increased by $44.0 million (102.3%) to $86.9 million for the six-months ended 30 June 2019 from $43.0 million for the same period in prior year. The increase in oil revenue was the result of improved product pricing ($2.4 million) and higher oil production ($41.6 million). Oil sales volumes increased 721,751 Bbls (96.8%) to 1,467,525 Bbls for the six months ended 30 June 2019 compared to 745,774 Bbls for the same period in prior year. The average realised price on the sale of oil increased by 3% to $59.24 per Bbl (a $1.85 per Bbl premium to the average WTI price) for the six months ended 30 June 2019 from $57.64 per Bbl for the same period in prior year.

•                  Natural gas sales. Natural gas sales increased by $1.6 million (30.2%) to $6.8 million for the six months ended 30 June 2019 from $5.2 million for the same period in prior year. The increase in natural gas revenues was the result of increased sales volumes ($2.0 million), partially offset by lower product pricing ($0.5 million). Natural gas sales volumes increased 833,877 Mcf (39.2%) to 2,960,551 Mcf for the six months ended  30 June 2019 compared to 2,126,647 Mcf for the same period in prior year. The average realised price on the sale of natural gas decreased by 6% to $2.29 per Mcf for the six months ended 30 June 2019 from $2.45 per Mcf for the same period in prior year.

•                  NGL sales. NGL sales increased by $2.3 million (51.3%) to $6.9 million for the six months ended 30 June 2019 from $4.6 million for the same period in prior year. The increase in NGL revenues was the result of increased sales volumes ($4.9 million), partially offset by lower product pricing ($2.6 million). NGL sales volumes increased 212,939 Bbls (107.5%) to 410,958 Bbls for the six months ended 30 June 2019 compared to 198,019 Bbls for the same period in prior year. The average realised price on the sale of NGL decreased by 27% to $16.80 per Bbl (29% of average WTI) for the six months ended 30 June 2019 from $23.04 per Bbl (35% of average WTI) for the same period in prior year. NGL prices have worsened relative to WTI since late 2018.

•                  Lease operating expenses (“LOE”). LOE increased by $2.6 million (20.3%) to $15.4 million for the six-months ended 30 June 2019 from $12.8 million for the same period in prior year. On a per unit basis, LOE decreased $3.37 per Boe (34.1%) to $6.51 per Boe from $9.88 per Boe. In addition to realizing economies of scale on some of its fixed LOE costs, the Company implemented several cost saving initiatives in early 2019 primarily focused on labor, salt water disposal and compression, which have resulted in lower LOE on a per Boe basis.

•                  Workover expense. Workover expenses increased by $0.4 million (14.6%) to $2.9 million for the six months ended 30 June 2019 from $2.5 million for the same period in prior year. On a per unit basis, workover expenses decreased $0.72 per Boe (37.3%) to $1.22 per Boe from $1.94 per Boe. The increased sales volumes have diluted the workover costs on a per unit basis due to the wells being brought online recently having higher production, but requiring less workovers.

•                  Gathering, processing and transportation expense (“GP&T”). Our GP&T expense increased by $5.7 million (680.9%) to $6.6 million for the six months ended 30 June 2019 from $0.8 million for the same period in prior year and increased $2.12 per Boe (327.4%) to $2.77 per Boe from $0.65 per Boe. GP&T fees are primarily incurred on production from assets the Company acquired in April 2018. Sales volumes from the acquired assets have increased significantly since the six months ended 30 June 2018. However, we are charged lower GP&T rates on the wells we develop on the acquired properties as compared to those that were producing at the time of the acquisition.

•                  Production taxes. Production taxes increased by $2.5 million (66.8%) to $6.2 million for the six months ended 30 June 2019 due to higher revenue, but decreased as a percentage of revenue (6.2% compared to 7.1% in the prior period.) The Eagle Ford properties acquired in 2018 yield lower severance taxes due to higher gas marketing deductions. The increase in production from these properties as a percentage of total production has driven our overall tax rate down as compared to the same prior year period.

•                  Depreciation, depletion and amortisation expense (“DD&A”). DD&A related to development and production assets increased by $14.0 million (51.9%) to $41.0 million for the six months ended 30 June 2019 from $27.0 million for the same period in prior year and increased $3.51 per Boe (16.9%) to $17.29 per Boe from $20.80 per Boe. The average per well development costs have decreased since prior year, which has driven down the DD&A rate.

•                  General and administrative expenses (“G&A”). G&A expenses decreased by $11.2 million (55.9%) to $8.8 million for the six months ended 30 June 2019 from $20.1 million for the same period in prior year. On a per unit basis, G&A expenses decreased $11.72 per Boe (75.9%) to $3.73 per Boe from $15.45 per Boe. The decrease in G&A expenses was due to the Company’s 2018 Eagle Ford acquisition transaction-related costs of $12.4 million, or $9.53 per Boe, in the prior year period.

•                  Finance costs. Finance costs, net of amounts capitalised to exploration and development, increased by $6.4 million (61.7%) to $16.7 million for the six-months ended 30 June 2019 as compared to $10.3 million in the same period in prior year. The increase in finance costs during the six months ended 30 June 2019  was primarily driven by an increase in the amount of average outstanding debt during the period of $337 million, compared to $215 million during the prior year, as well as a higher effective interest rate on the Term Loan, which was outstanding for the entire six months in 2019, but only two months in the comparable period.

The weighted average interest rate on the Company’s outstanding debt at 30 June 2019 was 8.80% compared to 10.34% at the comparable prior year date.

•                  Loss on debt extinguishment. There were no debt extinguishment costs incurred in the six months ended 30 June 2019. During the six months ended 30 June 2018, the Company entered into its current Term Loan and Revolving Facility and wrote off the related deferred financing fees for a loss of $2.4 million.

•                  Loss on commodity derivative financial instruments. The Company recognised a net loss on derivative financial instruments during the six months ended 30 June 2019 consisting of $26.6 million of unrealised losses on commodity derivative contracts and $3.6 million of realised gains on commodity derivative contracts. The unrealised loss represents the change in the fair value of the Company’s net commodity derivative position primarily due to the increase in future commodity prices for crude oil since 31 December.

•                  Gain on foreign currency derivative financial instruments. The Company did not have any foreign currency derivatives in place during the six months ended 30 June 2019. During the six months ended 30 June 2018, the Company realised a gain of $6.8 million related to derivative contracts put into place to protect the capital commitments made by investors as part of the Company’s 2018 equity raise from changes in the AUD to US$ exchange rate during the period from launch of equity raise to receipt of funds.

•                  Loss on interest rate derivative financial instruments. The Company recognised a net loss on interest rate swaps during the six months ended 30 June 2019 consisting of $4.1 million of unrealised losses on interest rate swap contracts and an insignificant realized gain.

•                  Income tax benefit (expense). The Company recognised income tax benefit of $6.2 million (18%) during the six months ended 30 June 2019. Tax expense differs from  the prima facie tax expense at the Company’s statutory income tax rate of 30% due primarily to: $0.3 million of unrecognised tax benefit from current period losses; $3.2 million of tax expense related to US tax rates; and $0.5 million of tax expense related to non-deductible expenses.

•                  Adjusted EBITDAX. For the half year ended 30 June 2019, adjusted EBITDAX was $65.6 million, or 65.1% of revenue, compared to $21.5 million, or 40.7% of revenue, from the prior year.

•                  Capital Expenditures. The Company’s development activities during the first half of 2019 totaled $88.7 million, primarily related to drilling costs for 14 gross (14.0 net) operated wells, and completion costs for 12 gross (12.0 net) wells, of which eight wells had initial production in the first half of 2019. As at 30 June 2019, the Company was  in the process of drilling 2 gross (2.0 net) wells, with 6 gross (6.0 net) Sundance- operated wells waiting on completion.

The Company additionally competed 4.0 gross (4.0 net) wells but delayed turning those wells into sales and left them temporarily shut in to protect them while an offset operator finalized nearby completion activities. As of the date of this report, 8.0 gross (8.0 net) out of the 12 gross (12.0 net) wells in progress at 30 June 2019 have had initial production. Of the wells with initial production in 2019, 4.0 net wells were drilled on legacy acreage (2.0 of which are located in Dimmit County and will be part of the asset sale expected to close in September 2019) and 4.0 net wells were drilled on acreage acquired in 2018.

•                  Cash Flow. Cash provided by operating activities for the half year ended 30 June 2019 was $69.1 million, an increase of $66.7 million compared to the prior comparable period ($2.4 million). This increase was primarily due to higher receipts from sales, which increased $53.2 million, to $102.9 million as a result of higher sales volumes. In addition, the Company received $6.6 million for commodity derivatives, an increase of $10.3 million compared to a payment of $3.7 million in the prior comparable period.

Cash used  in investing activities  for  the half  year  ended 30 June 2019 decreased to $88.8 million as compared to $262.9 million in prior comparable period. This decrease in capital expenditures was primarily due to the Company’s Eagle Ford acquisition ($220.1 million) in the prior comparable period, partially offset by an increase of $47.4 million in development activities to $88.1 million, compared to $40.7 million in the prior comparable period. Cash provided by financing activities for the half year ended 30 June 2019 decreased to $19.0 million as compared to $260.8 million in the prior comparable period. The Company’s financing activity for the half year ended 30 June 2019 was primarily related to proceeds from $40.0 million on its Revolving Facility, offset by approximately $14.9 million of borrowing costs paid, net of capitalised portion. Financing activities for the comparable prior period was primarily related to proceeds of $253.5 million from the issuance of shares and $250.0 million from the refinanced Term Loan, offset by repayment of the prior debt of $210.2 million.

Comparison of Results of Operations for the Years Ended 31 December, 2018 and 2017

•                  Barrel of oil equivalent (Boe) and average net daily production (Boe/d). Sales volumes increased by 781,299 (2,141 Boe/d) to 3,508,268 Boe (9,612 Boe/d) for the year ended 31 December 2018 compared to 2,726,969 Boe (7,471 Boe/d) for the prior year primarily due the completion of 23 net wells (approximately 3,200 Boe/d) and the acquired production from its 2018 Eagle Ford acquisition (approximately 1,300 Boe/d), offset by lower production on its existing wells due to normal production declines. Seven of the 23 new wells were drilled on Sundance’s legacy acreage and 16 were drilled on the recently acquired acreage. The sales volume is oil-weighted, with oil representing 64% and 66% of total sales volume for the years ended 31 December 2018 and 2017, respectively.

•                  Oil sales. Oil sales increased by $51.1 million (57%) to $140.2 million for the year ended 31 December 2018 from $89.1 million for the prior year. The increase in oil revenue was the result of improved product pricing ($28.5 million) and higher oil production ($22.6 million). The average realised price on the sale of oil increased by 26% to $62.16 per Bbl for the year ended 31 December 2018 from $49.53 per Bbl for the prior year. The realised price does not include the gain or loss on realised oil hedges that were settled during the year. Oil sales volumes increased 25% to 2,256,043 Bbls for the year ended 31 December 2018 compared to 1,799,752 Bbls for the prior year. The increase in oil sales volumes is primarily due to the sales from the new wells drilled in 2018. Better than expected well performance from wells developed on the acquired acreage resulted in increased line pressure and capacity constraints at a third-party processing facility in late 2018. The third-party processor expects to resolve the constraint issue in the first half of 2019.

•                  Natural gas sales. Natural gas sales increased by $3.3 million (38%) to $12.0 million for the year ended 31 December 2018 from $8.7 million for the prior year. The increase in natural gas revenues was primarily the result of higher sales volumes ($2.2 million) as well as better product pricing ($1.1 million). Natural gas sales volumes increased 912,315 Mcf (25%) to 4,533,604 Mcf for the year ended 31 December 2018 compared to 3,621,289 Mcf for the prior year. The average realised price on the sale of natural gas increased by 10% to $2.65 per Mcf (net of certain transportation and marketing costs) for the year ended 31 December 2018 from $2.41 per Mcf for the prior year.

•                  NGL sales. NGL sales increased by $6.1 million (94%) to $12.7 million for the year ended 31 December 2018 from $6.5 million for the prior year. The increase in NGL revenues was the result of higher sales volumes ($3.5 million) and better product pricing ($2.7 million). NGL sales volumes increased 172,955 Bbls (53%) to 496,624 Bbls for the year ended 31 December 2018 compared to 323,669 Bbls for the prior year. The average realised price on the sale of natural gas liquids increased by 27% to $25.51 per Bbl for the year ended 31 December 2018 from $20.14 per Bbl for the prior year.

•                  Lease operating expense. Lease operating expenses (“LOE”) increased by $11.1 million (65%) to $28.2 million for the year ended 31 December 2018 from $17.1 million in the prior year, and increased $1.76 per Boe to $8.04 per Boe from $6.28 per Boe. The LOE per Boe increase is primarily due to lease operating expenses per Boe on acquired producing properties being higher than LOE Sundance legacy properties.

•                  Workover expense. Workover expenses increased by $0.5 million (9%) to $5.8 million for the year ended 31 December 2018 from $5.3 million in the prior year, and decreased $0.30 per Boe to $1.64 per Boe from $1.94 per Boe in the prior year. Approximately $2.2 million ($0.62 per Boe) of the workover expense incurred in 2018, was planned for restoring and increasing production from acquired producing wells as a result of the previous operator deferring maintenance, which resulted in sales volume uplift of approximately 300 Boe/d.

•                  Gathering, processing and transportation expense. Gathering, processing and transportation expense totalled $8.6 million ($2.46 per Boe) for the year ended 31 December 2018. Approximately $5.9 million of the gathering, processing and transportation expenses ($1.67 per Boe) related to costs incurred under various midstream agreements associated with its newly acquired Eagle Ford assets. For legacy assets, these costs are incurred after control is transferred and are instead recorded as a reduction to the product sales price. The midstream  agreements contain minimum revenue commitments related to fees due on oil, natural gas and NGL volumes gathered, processed and/or transported. Under the terms of the contracts, if Sundance fails to pay fees equal to or greater than the minimum revenue commitment under any of the contracts, Sundance is required to pay a deficiency payment equal to the shortfall. Due to the timing of the acquisition, development program was back-loaded in 2018, and Sundance was unable to meet the commitments. Therefore, Sundance had a deficiency shortfall for 2018 of $2.8 million that was paid in early 2019.

•                  Production taxes. Production taxes increased by $3.1 million (46%) to $9.7 million  for the year ended 31 December 2018 from $6.6 million for the prior year, but decreased slightly as a percent of revenue. Due to higher marketing cost deductions allowable for severance taxes (state imposed taxes on the extraction of oil and natural gas) on some of its wells, Sundance is not subject to the full statutory gas severance tax. This severance tax benefit disproportionately affects Sundance’s newly acquired wells.

•                  General and administrative expenses. General and administrative expenses increased by $9.3 million (51%) to $27.6 million for the year ended 31 December 2018 as compared to $18.3 million for the prior year. The increase in general and administrative expenses was primarily due to transaction-related costs related to Sundance’s Eagle Ford acquisition totalling $12.4 million, or $3.53 per Boe. G&A, excluding transaction costs, decreased as compared to prior year due to lower professional fees ($2.6 million) and lower share-based compensation expense ($1.4 million) offset by higher employee related expenses ($1.8 million).

•                  Depreciation and amortisation expense, including depletion. Depreciation and amortisation expense related to development and production assets increased by $9.6 million (17%) to $67.5 million for the year ended 31 December 2018 from $57.9 million for the prior year but decreased on a per Boe basis; 2018 depreciation, depletion and amortization (“DD&A”) was $19.23 per Boe compared to $21.22 per Boe in 2017.

•                  Impairment expense. Sundance recorded an impairment expense of $43.9 million for the year ended 31 December 2018 on Sundance’s oil and gas assets, primarily related to reducing the carrying value of its Dimmit County assets by $43.2 million to the estimated net sales proceeds, less the costs to sell the assets. Depreciation and amortization expense is not recorded on the Dimmit County assets held for sale. Impairment expense of $0.7 million was also recorded for Sundance’s Cooper Basin exploration and evaluation asset. Sundance had impairment expense of $5.6 million in the year ended 31 December 2017 ($5.4 million related to Dimmit County, and $0.2 million to Cooper Basin).

•                  Finance costs, net of amounts capitalised. Finance costs, net of amounts capitalised to exploration and development, increased by $11.9 million to $25.4 million for the year ended 31 December 2018 as compared to $13.5 million in the prior year. The increase primarily relates to higher average outstanding debt, as a result of Sundance’s new term loan and revolving credit facility. In addition, market interest rates have increased, as well as the average margin on its term loan.

•                  Loss on debt extinguishment. In 2018, Sundance recognised a loss of $2.4 million related to the write-off of deferred financing costs on repayment of its previous credit facilities.

•                  Loss on sale of non-current assets. In 2018, Sundance did not recognise a gain or loss on the sale of any non-current assets. In 2017, Sundance recognised a $1.4 million loss on the sale of non-current assets, primarily related to its Oklahoma assets disposition.

•                  Gain (loss) on derivative financial instruments. Sundance had a gain on derivative financial instruments of $40.2 million for the year ended 31 December 2018 as compared to $2.9 million loss in the prior year. The gain on commodity hedging consisted of $40.8 million of unrealised gains on commodity derivative contracts and $0.6 million of realised losses on commodity derivative contracts for the year ended 31 December 2018. The prior year loss on commodity hedging consisted of $1.2 million of unrealised losses on commodity derivative contracts, offset by $1.6 million of realised gains on commodity derivative contracts. During 2018, Sundance increased the quantity of contracted volumes as compared to prior year to reflect higher expected future production and to contract farther into the future as allowed under its new credit facilities.

•                  Loss on interest rate derivative financial instruments. In 2018, Sundance entered into interest rate swaps to protect cash flow from fluctuations in the floating  component of the interest rate charged under the existing credit facilities. The loss on interest rate derivative financial instruments consisted of $2.1 million of unrealised  loss on the interest rate swaps and $0.3 million of realised losses from interest rate swap settlements for the year ended 31 December 2018.

•                  Gain on foreign currency derivative financial instruments. Sundance entered into foreign currency derivatives to protect funds generated in the capital raise from changes in the AUD to US$ exchange rate during the period from launch of equity raise to receipt of funds. In 2018, Sundance realised a gain of $6.8 million related to these foreign currency derivative contracts.

•                  Loss attributable to owners of Sundance. Loss attributable to owners of the Company was $(28.1) million for the year ended December 31, 2018 an increase from $(22.4) million for the year ended December 31, 2017.

•                  Adjusted EBITDAX. For the year ended 31 December 2018, adjusted EBITDAX was $100.1 million, or 60.7% of revenue, compared to $57.2 million, or 54.7% of revenue, from the prior year.

•                  Capital Expenditures. Capital expenditures for the Eagle Ford during the year ended 31 December 2018 totalled $180.7 million. This investment resulted in the addition of 23 gross (23 net) producing wells. In addition, the Company was in the process of drilling 2 wells at year-end with 4 additional wells waiting on completion. Two of the wells waiting on completion at year-end were drilled to extend the lease term on acreage in Dimmit County. The Company’s Dimmit County assets are classified as held for sale, and the Company expects to be fully reimbursed for the cost of the wells upon completion of the sale.

•                  Cash Flow. Cash provided by operating activities for the year ended 31 December 2018 was $75.3 million, an increase of $0.5 million compared to the prior year ($74.8 million). This increase was primarily due to higher receipts from sales, which increased $40.9 million, to $153.4 million as a result of better product pricing and higher production volumes. This increase was partially offset by an increase in lease operating expense, general and administrative expenses, and transaction costs related to the Eagle Ford acquisition. In addition, the Company had payments for commodity derivatives of $5.2 million and paid federal withholding taxes of $2.3 million. The Company has a current income tax receivable of $2.4 million that it expects to collect in late 2019.

Cash used in investing activities for the year ended 31 December 2018 increased to $391.8 million as compared to $92.5 million in prior year. This planned increase in capital expenditures was primarily due to the Company’s Eagle. Ford acquisition ($215.8 million) and an increase in development activities as compared to the prior year. Cash provided by financing activities for the year ended 31 December 2018 increased to $312.3 million as compared to $6.1 million. This increase is a result of the Company’s $260 million capital raise in connection with the Eagle Ford acquisition plus proceeds from borrowings of $315 million as a result of the new term loan and revolving facility. This was partially offset by the repayment of previous credit facility of $192 million, the repayment of the advance from the then oil purchaser of $18.2 million and payments made for capital raisings, borrowing costs and financing fees.

5.8                               Material changes in Sundance’s financial position since 31 December 2018

Other than the borrowing base redetermination discussed in Section 5.7(e) and the Company signing a purchase and sale agreement to sell its Dimmit County assets, which is expected to close in September 2019, no other material changes have occurred to Sundance’s financial position since 31 December 2018 except as disclosed in section 5.7(f) regarding Sundance’s half year results for the period ended 30 June 2019.

5.9                               Continuous disclosure and publicly available information

Sundance is subject to regular reporting and disclosure obligations under the Corporations Act and ASX Listing Rules. Sundance has an obligation (subject to limited exceptions) to notify ASX immediately upon becoming aware of any information which a reasonable person would expect to have a material effect on the price or value of Sundance Shares. Copies of documents filed with ASX may be obtained from ASX’s website at www.asx.com.au.

In addition, Sundance is also required to lodge various documents with ASIC. Copies of documents lodged with ASIC in relation to Sundance may be obtained from, or inspected at, an ASIC office.

The following documents are available online at www.sundanceenergy.com.au and/or www.asx.com.au:

•                  Sundance’s 2018 Annual Report (being Sundance’s annual financial report for the year ended 31 December 2018);

•                  Sundance’s Half Year Report for the half year ended 30 June 2019; and

•                  any continuous disclosure notice lodged by Sundance with ASX between lodgement of Sundance’s 2018 Annual Report with ASX on 29 March 2019 and the date of this Scheme Booklet.

Sundance will also make copies of these documents available, free of charge, to Sundance Shareholders. Requests can be made by contacting the Company Secretary, Damien Connor, on (08) 8363 0388 (within Australia) or 8 8363 0388 (outside Australia) between 9.00 am and 5.00 pm (Sydney time), Monday to Friday.

5.10                        Right to inspect and obtain copies of the Sundance Register

A Sundance Shareholder has the right to inspect the Sundance Register, which contains the name and address of each Sundance Shareholder and certain other prescribed details relating to Sundance Shares, without charge. A Sundance Shareholder also has the right to request a copy of the relevant register, upon payment of a fee (if any) up to a prescribed amount.

6.                                      Information about Holdco

6.1                               Corporate overview

Holdco was incorporated under the laws of the US State of Delaware on 5 September 2019. The rights of Holdco Shareholders are governed by the DGCL and Holdco’s certificate of incorporation and by-laws. Holdco Shares will also be subject to Nasdaq listing rules, subject to this listing of such shares on Nasdaq.

Holdco will be incorporated for the purposes of re-domiciling Sundance to the US under the Proposed Transaction. Holdco will not conduct and will have no current intent to conduct any business other than entering into the agreements and performing the acts which are detailed in this Scheme Booklet. As Holdco will be a newly formed entity, Holdco’s initial financial statements will be Sundance’s historical financial statements.

If the Proposed Transaction is implemented, Holdco’s business will consist entirely of the business of Sundance, which will become a wholly owned subsidiary of Holdco.

6.2                               Choice of jurisdiction

Sundance considers that the State of Delaware is an appropriate jurisdiction for the domicile of Holdco. More than 50% of all publicly-traded companies in the US, including 67.2% of the Fortune 500, are incorporated in Delaware. In addition, Delaware provides a well-developed body of law defining the fiduciary duties and decision-making processes expected of boards of directors in a variety of contexts, including in evaluating potential and proposed corporate takeover offers and business combinations. The Sundance Board believes that Delaware law will help it protect Sundance’s strategic objectives, consider fully any proposed takeover and alternatives, and, if appropriate, negotiate terms that maximise the benefits to all Sundance Shareholders.

As Sundance’s aim is to re-domicile in the US and obtain the advantages of being a US company (as described in Section 1), it has adopted a customary form of by-laws for a Delaware corporation, which the Sundance Board believes is appropriate for a Nasdaq listed company, rather than adopting by-laws that provide Australian-style protections for Sundance Shareholders. A description of the key differences between the Australian and Delaware legal regimes and their implications for security-holders of Holdco is set out in Annexure B.

6.3                               Directors

Upon the implementation of the Scheme, the directors of Holdco will be:

•                                          Mr. Michael D. Hannell;

•                                          Mr. Eric P. McCrady;

•                                          Mr. Damien A. Hannes;

•                                          Mr. H. Weldon Holcombe;

•                                          Mr. Neville W. Martin;

•                                          Ms. Judith D. Buie; and

•                                          Mr. Thomas L. Mitchell.

each of whom are existing directors of Sundance (a summary of the background and qualifications of each of the above directors is set out in Section 5.4).

6.4                               Capital Structure

(a)                                 Holdco Shares

Holdco is authorized to issue up to 100,000,000 shares of common stock, $0.001 par value per share. Holders of Holdco Shares will be entitled to one vote for each share on all matters voted on by stockholders, including the election of directors, and will be entitled to receive dividends, when and as declared by the Holdco Board. In the event of any voluntary or involuntary liquidation, dissolution or winding up of Holdco, the holders of the Holdco Shares will be entitled to receive all of the remaining assets of Holdco available for distribution to its stockholders, rateably in proportion to the number of Holdco Shares held.

(b)                                 Equity Incentive Plan

As described in Section 4.14, on the Implementation Date, Holdco expects to assume all obligations relating to unvested RSUs under the Sundance Incentive Plan. Subject to Sundance RSU Holders’ approval, the Sundance RSUs will represent the right to receive Holdco Shares in lieu of Sundance Shares. Following the Implementation Date, Holdco will not be able to grant any new awards.

Because Holdco would not otherwise be able to issue equity based incentives to  management, Holdco expects to adopt (subject to shareholders’ approval) a new equity incentive plan (Holdco Incentive Plan), under which the Board could, at its discretion, issue appropriate long-term incentives to management, subsequent to the Proposed Transaction. The Sundance Board would expect the Holdco Incentive Plan to be in a form typical for US public companies, including with respect to the underlying share pool, award limits and clawback features. Upon Holdco Shareholder approval and adoption by Holdco, a copy of the Holdco Incentive Plan will be made available at the SEC’s website at www.sec.gov.

As described in Section 4.14, the vesting conditions of the unvested RSUs outstanding under the Sundance Incentive Plan will not change or be accelerated as a result of the re- domiciliation. Vesting conditions related to any RSUs issued under the Holdco Incentive Plan will be determined by the Board at time the RSUs are granted.

(c)                                  Intentions if the Scheme becomes Effective

If the Scheme becomes Effective, Holdco will own all of the Sundance Shares on issue. Holdco will operate the business of the Sundance Group in a manner consistent with past practice and in accordance with the strategy set out in Section 5.3 of this Scheme Booklet.

6.5                               Rights and liabilities attaching to Holdco Shares

(a)                                 Rights attaching to Holdco Shares

The following is a summary of the principal rights attaching to Holdco Shares. This summary does not purport to be exhaustive or to constitute a definitive statement of the rights and liabilities of shareholders of Holdco. The rights attaching to the Holdco Shares arise from a combination of Holdco’s certificate of incorporation, by-laws, and the DGCL.

•                  Annual meetings: A meeting of the Holdco Shareholders for the election of directors and to transact other business shall be held annually at such time as may be designated by the Holdco Board. For director nominations or business to be properly brought before an annual meeting by a Holdco Shareholder, a Holdco Shareholder must give timely notice in writing to Holdco not less than 90 or more than 120 days prior to the one-year anniversary of the date of the preceding year’s annual meeting. However, if the annual meeting is convened more than 30 days prior to or delayed by more than 60 days after the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, notice must be received not earlier than the close of business 120 days prior to the date of the annual meeting and not later than the close of business on  the later of (i) the 90th day before such annual meeting or (ii) if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made.

•                  Right to bring a resolution before a meeting: Special meetings of the Holdco Shareholders may be called by the Holdco Board, the Chairman of the Holdco Board, the Chief Executive Officer or Holdco Shareholders holding at least a majority of the then outstanding shares of Holdco’s voting shares, at such time and for such purpose as the persons calling the meeting shall see fit. The Holdco Board may postpone or reschedule a previously scheduled special meeting called by the Holdco Shareholders. Notice of the place, if any, date, and time of all meetings of the Holdco Shareholders shall be given not less than 10 nor more than 60 days before the date on which the meeting is to be held. Only such business shall be conducted at a special meeting of Holdco Shareholders as shall have been brought before the meeting by or at the direction of the persons who called the meeting. If a special meeting has been called for the purpose of the election of directors, nominations of persons for election may be made at such special meeting by any Holdco Shareholder of record who shall be entitled to vote at the meeting and who delivers notice as required by Holdco’s by-laws.

•                  Number and election of directors: The number of directors shall not be less than four. The exact number of directors shall be fixed from time to time by action of the Holdco Board pursuant to a resolution adopted by a majority of the total number of authorised directors present (whether or not there exist any vacancies in previously authorised directorships). Where fixed pursuant to a resolution adopted by the majority of directors, each director shall have one vote. The directors shall be elected at the annual meeting of Holdco Shareholders by either a plurality of the votes cast in a contested election or by a majority of the votes cast in an uncontested election. Newly created directorships resulting from any increase in the authorised number of directors will be filled only by a majority vote of the Holdco Directors then in office, whether or not such directors number less than a quorum, and directors so chosen shall serve for a term expiring at the annual meeting of Holdco Shareholders at which the term of office to which they have been elected expires or until such director’s successor shall have been duly elected and qualified.

•                  Removal of directors: Any Holdco Director or the entire Holdco Board may be removed, with or without cause, by the holders of a majority of the Holdco Shares then entitled to vote at an election of directors.

•                  Amendments to Constituent Documents: Holdco’s certificate of incorporation may be adopted, amended or repealed by the affirmative vote of a majority of the voting power of all then outstanding Holdco Shares entitled to vote. Holdco’s bylaws may be adopted, amended or repealed by at least 66 2/3% of the voting power of all of the then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class.

•                  Voting: Holders of Holdco’s voting shares of common stock (including the Holdco Shares) are entitled to one vote for each such share on all matters voted on by Holdco Shareholders, including the election of directors.

•                  Dividends: Holders of Holdco’s voting shares of common stock (including the Holdco Shares) are entitled to receive dividends when and as declared by the Holdco Board out  of funds legally available for that purpose; provided, however, that any dividend on the shares of common stock that is payable in shares of common stock shall be paid only in common stock.

•                  Transfer of Holdco Shares: The shares of common stock of Holdco (including  the Holdco Shares) shall be deemed personal property and are freely transferable. Transfers of shares shall be made only on the transfer books of Holdco or by a transfer agent designated to transfer Holdco Shares. Where Holdco Shares are certificated, certificates shall be surrendered for cancellation before a new certificate, if any, is issued.

•                  Variation of rights attaching to shares of common stock: Under the DGCL, a variation of rights attached to Holdco Shares would require a board resolution recommending an amendment to Holdco’s certificate of incorporation and the approval of a majority of the outstanding shares entitled to vote and a majority of the outstanding shares of each class entitled to vote.

•                  Winding up: Holders of Holdco Shares do not have any conversion, redemption or pre- emptive rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of Holdco, Holdco Shareholders will be entitled to receive all of the remaining Holdco assets available for distribution to its shareholders, pro rata in proportion to the number of shares of common stock held by them.

(b)                                 Differences between Australian and US corporate laws

Sundance is incorporated in South Australia, Australia. Holdco is incorporated in Delaware, US. As a result, if the Proposed Transaction proceeds, different legal regimes will apply with respect to Sundance Shareholders’ holdings of Holdco Shares. Rights of Sundance Shareholders after implementation of the Scheme will be governed by the laws of the US  State of Delaware, including the DGCL, US federal securities law (including SEC rules and regulations) and Holdco’s certificate of incorporation and by-laws. Holdco Shares will also be subject to Nasdaq listing rules due to the anticipated listing of the Holdco Shares on Nasdaq.

Some of the differences between Australian and Delaware corporate law could be viewed as advantageous to Sundance Shareholders, while others could be viewed as disadvantageous. In particular, Sundance, as an Australian listed company, is subject to the takeover provisions of the Corporations Act that are designed to protect minority shareholders on a change of control and to restrict the Sundance Directors’ ability to take defensive steps that could impact competition for control of the Company. Delaware law provides different protections and also allows the directors of Holdco to implement takeover defences that Sundance is not permitted to implement under Australian law (refer also to Section 7.3(a) below).

A comparison of the legal regimes in Delaware and Australia and the significance of these differences for Sundance Shareholders is set out in Annexure B. Sundance Shareholders should note that the comparison in Annexure B is not an exhaustive statement of all relevant laws, rules and regulations and is intended as a general guide only. Sundance Shareholders should consult with their own legal advisors if they require further information.

The Independent Expert has also considered the differences between Australian and Delaware/US corporations and securities laws in the Independent Expert’s Report set out in Annexure A.

In addition, as a result of the implementation of the Proposed Transaction:

•                       the Sundance Group will no longer report under IFRS (refer to Section 6.6 below and Annexure C);

•                       Holdco will hold its shareholders’ meetings in the US;

•                       Holdco Shares will be listed for trading on Nasdaq promptly following implementation of the Scheme, subject to authorisation for listing being obtained from Nasdaq and official notice of issuance of Holdco Shares from Holdco; and

•                       non-US resident holders of Holdco Shares may be subject to US tax on a sale of Holdco Shares (refer to Section 10 for further information).

6.6                               Differences between Australian and US financial reporting

If the Proposed Transaction proceeds, a different financial reporting regime will apply with respect to Sundance’s accounts. The Sundance Group will no longer report under IFRS and instead, will report in accordance with United States Generally Accepted Accounting Principles (US GAAP).

The Sundance Board considers there is no reason to believe that there would be a material difference in reported results under the different accounting principles. The Sundance Board believes users of the accounts will continue to understand the content of the accounts after Sundance changes from reporting under IFRS to reporting under US GAAP.

Financial reporting under US GAAP would be similar to that under IFRS, although several items would be classified differently and the required reporting timetable will be different.

A detailed comparison of the financial reporting regimes in the US and Australia and how these differences may affect Sundance’s accounts is set out in Annexure C. Sundance Shareholders should note that the comparison in Annexure C is not an exhaustive statement of all relevant financial reporting principles and is intended as a general guide only.

6.7                               Reporting obligations of Holdco following implementation of the Proposed Transaction

In connection with the implementation of the Proposed Transaction and the listing of Holdco Shares on Nasdaq, Holdco will become subject to the reporting requirements of the Exchange Act and will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC in addition to its reporting requirements under the Nasdaq listing rules. Affiliates of Holdco will also be subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.

6.8                               Corporate governance structure

As a Delaware entity listed on Nasdaq, Holdco will adopt corporate governance policies and new board committee charters in line with Nasdaq listing standards. Pursuant to the Nasdaq listing rules, Holdco will adopt charters for its Audit Committee and Nominating and Governance Committee. Holdco will also establish a Compensation Committee, the main functions of which are to review, approve and recommend the base salary, equity-based incentives and short-term incentive compensation for the executive officers, approve all long- term equity incentives to Holdco employees, review Holdco’s cash and stock-based incentive compensation plans to assess their effectiveness in meeting Holdco’s goals and objectives and take other actions to meet its responsibilities as set out in its written charter. Holdco may adopt other charters and policies as the Holdco Board determines is necessary or appropriate.

Holdco is committed to ensuring that its corporate governance systems comply with statutory and stock exchange requirements and to maintaining its focus on transparency, responsibility and accountability.

6.9                               Holdco’s intentions for Sundance’s business, assets and employees following implementation

In the event that the Scheme becomes Effective, Holdco will own all Sundance Shares. The Holdco Board currently intends to operate Sundance’s business in a manner consistent with past practice and in accordance with the strategy set out in section 5.3 and as previously disclosed by Sundance, and to continue the employment of its current employees, without any major change or amendment, although future economic, market and business conditions may cause Holdco to make changes it considers necessary and in the interests of its shareholders. Further, it is intended that (i) Sundance will be removed from the official listing of the ASX, and(ii) as Sundance will be a wholly-owned subsidiary of Holdco, Sundance Board be reconstituted so that it comprises persons nominated by Holdco.

7.                                      Risk factors

7.1                               Introduction

If the Scheme is implemented, Scheme Shareholders will receive (indirectly, in the case of Ineligible Foreign Shareholders and Selling Shareholders) Holdco Shares as Scheme Consideration in exchange for Scheme Shares. As a consequence, Sundance Shareholders may be exposed to risk factors that could adversely affect the price of Holdco Shares.

Sundance Shareholders should note that the risks they will be exposed to in the short-term in respect of the assets, operations and general business of Holdco are materially the same risks that they are currently exposed to in relation to Sundance’s existing business. This is because the Proposed Transaction merely moves the corporate office of and re-domiciles Sundance to the United States. These risks are briefly outlined in Section 7.4.

There are, however, additional new risks that Scheme Shareholders who receive Holdco Shares may be exposed to which specifically relate to the listing on Nasdaq of the Holdco Shares or the change in home jurisdiction. These risks may arise as a result of new business opportunities that may eventuate as a result of the heightened profile of Holdco. These risks are outlined in detail in Section 7.3.

It is also important to note that certain risks will apply if the Scheme does not proceed. These are discussed in Section 7.5.

Although Holdco will have in place a number of strategies to minimise the exposure to, and mitigate the effects of, some of the risks outlined in this Section 7, there can be no assurance that such arrangements will protect the re-domiciled Sundance fully from such risks. Also, certain risks will remain outside the control of Holdco.

The risk factors described in this Section 7 outline some of the key, but not all, risks associated with an investment in Holdco, and its subsidiaries, and the re-domiciled Sundance. The outline of risks in this section is a summary only and should not be considered exhaustive. You should carefully consider the following risks as well as the other information contained in this Scheme Booklet before voting on the Scheme. You should also consider Section 2 which sets out some of the potential reasons why you may consider voting against the Scheme.

This Section 7 does not take into account the investment objectives, financial situation, taxation position or particular needs of Scheme Shareholders. It is important that Sundance Shareholders carefully read this document in its entirety, consider their personal circumstances and seek independent professional advice before deciding whether to vote for the Scheme.

7.2                               Risks relating to the Scheme

A Condition Precedent to implementation of the Scheme is the receipt of a number of regulatory approvals. The required approvals are still pending as at the date of this Scheme Booklet. If these approvals are not received by the Second Court Date, there is a risk that the Scheme may not proceed.

7.3                               Risk relating to holding Holdco Shares

Scheme Shareholders (other than Ineligible Foreign Shareholders and Selling Shareholders) who receive the relevant Scheme Consideration may be exposed to the following additional new risks relating to holding shares, options and/or restricted share units in Holdco where

Holdco, a company incorporated in the State of Delaware and proposed to be listed on Nasdaq, will be the ultimate parent company.

(a)                                 Delaware law, US federal law and Nasdaq listing rules apply to Holdco and Holdco securities

Delaware law, US federal law and Nasdaq listing rules will apply to Holdco, a company incorporated in the State of Delaware, US, and the Holdco Shares proposed to be listed on Nasdaq. Scheme Shareholders who hold Holdco Shares effectively will have different rights to the rights they had as Sundance Shareholders as they will no longer be governed by the Corporations Act and ASX Listing Rules. Differences may arise in respect of rights where a takeover bid is made for the Company, minority shareholders’ rights (for example, in statutory derivative actions or to requisition shareholders meetings) and related party transaction regulation compared to an Australian ASX-listed public company.

Section 203 of the DGCL applies to Holdco and provides that if a holder acquires 15% or more of Holdco’s voting stock (an Interested Holder) without prior approval of the Holdco Board, then for three years Holdco cannot engage in a broad range of business combinations with such Interested Holder. Such business combinations include (a) certain mergers or consolidations with the Interested Holder or entities affiliated with the Interested Holder, (b) certain sales, leases, exchanges, pledges, transfers or other dispositions of Holdco assets to the Interested Holder, which assets have an aggregate market value equal to 10% or more of either all of the assets of Holdco or all of the outstanding stock of Holdco and (c) certain transactions which result in the issuance or transfer by Holdco or by any direct or indirect majority owned Holdco subsidiary, to the Interested Holder, of any stock of Holdco or of such Holdco subsidiary.

The Section 203 limitation would not apply if (a) the business combination was approved by the Holdco Board before the holder became an Interested Holder, (b) the business combination is subsequently approved by the Holdco Board and also by two-thirds of the Holdco Shares held by persons other than such Interested Holder at an annual or special meeting of stockholders, or (c) upon consummation of the transaction which resulted in the shareholder becoming an Interested Holder of Holdco, the Interested Holder owned at least 85% of Holdco’s voting shares which was outstanding at the time the transaction commenced (excluding shares owned by any directors who are also officers and certain employee stock plans).

The effect of the restriction is to give the Holdco Board the ability to prevent or inhibit an unsolicited takeover attempt initiated through a merger or asset purchase proposal. It may also dissuade unsolicited tender offer proposals unless the offeror is confident of achieving the 85% shareholding level via the tender offer.

Certain provisions of the certificate of incorporation and by-laws of Holdco also may have the effect of deterring takeovers, such as the following provisions:

•                  requiring advance notice of Holdco Shareholder intention to put forth director nominees or bring up other business at a Holdco Shareholders’ meeting;

•                  requiring the affirmative vote of at least 66 2/3% of the voting power of all then outstanding Holdco Shares entitled to vote in order for Holdco Shareholders to adopt, amend or repeal any provision of Holdco’s by-laws; and

•                  providing that the number of directors shall be fixed from time to time by the Holdco Board pursuant to a resolution adopted by a majority of authorised directors present (whether or not there exist any vacancies in previously authorised directorships). The directors shall be elected at the annual meeting of Holdco Shareholders by either a plurality of the votes cast in a contested election or by a majority of the votes cast in an uncontested election. Newly created directorships resulting from any increase in Holdco’s authorised number of directors will be filled only by a majority vote of the Holdco Board then in office, whether or not such directors number less than a quorum, and directors so chosen shall serve for a term expiring at the annual meeting of Holdco Shareholders at which the term of office to which they have been elected expires or until such director’s successor is duly elected  and qualified.

Refer to Section 6.5 of this Scheme Booklet and Annexure B for further information.

(b)                                 An active trading market for Holdco Shares may not develop on Nasdaq and the trading price for Holdco Shares may fluctuate significantly.

If an active public market on Nasdaq for Holdco Shares does not develop, the market price and liquidity of Holdco Shares may be adversely affected. While Holdco has applied for the listing of Holdco Shares on Nasdaq, a liquid public market may not develop or be sustained. Limited liquidity may increase the volatility of the prices of Holdco Shares. In the past, following periods of volatility in the market price of a company’s securities, shareholders often instituted securities class action litigation against that company. If Holdco was involved in a class action suit, it could divert the attention of senior management and, if adversely determined, could have a material adverse effect on Holdco’s results of operations and financial condition.

(c)                                  The market price and trading volume of Holdco Shares may be volatile and may be affected by economic conditions beyond its control.

The market price of Holdco Shares may be highly volatile and could be subject to wide fluctuations. The market prices of securities of oil and gas exploration and production companies have often experienced fluctuations that have been unrelated or disproportionate to the operating results of these companies. In addition, the trading volume of Holdco Shares may fluctuate and cause significant price variations to occur. If the market price of Holdco Shares declines significantly, you may be unable to resell your shares at or above the purchase price, if at all. Holdco cannot assure you that the market price of Holdco Shares will not fluctuate or significantly decline in the future.

Some specific factors that could negatively affect the price of Holdco Shares or result in fluctuations in their price and trading volume include:

•                       actual or expected fluctuations in Holdco’s operating results;

•                       actual or expected changes in Holdco’s growth rates or its competitors’ growth rates;

•                       changes in commodity prices for hydrocarbons that Holdco produces;

•                       changes in market valuations of similar companies;

•                       changes in key personnel;

•                       potential acquisitions and divestitures;

•                       changes in financial estimates or recommendations by securities analysts;

•                       changes or proposed changes in laws and regulations affecting the oil and natural gas industry;

•                       changes in trading volume of Holdco Shares on Nasdaq;

•                       sales of Holdco Shares by Holdco, its executive officers or Holdco Shareholders in the future;

•                       conditions in the crude oil and natural gas industry in general; and

•                       conditions in the financial markets or changes in general economic conditions.

(d)                                 Transition to US GAAP may adversely impact the value of Holdco assets and profitability

The Proposed Transaction requires Holdco to restate Sundance financial statements according to US GAAP. As Sundance financial statements are currently reported in compliance with IFRS, several items would be classified differently and the required reporting timetable may be different.

(e)                                  Holdco does not anticipate paying dividends in the foreseeable future.

Any future determination to declare cash dividends will be made at the discretion of the Holdco Board, subject to compliance with applicable laws and covenants under current or future credit facilities, which may restrict or limit Holdco’s ability to pay dividends, and will depend on its financial condition, operating results, capital requirements, general business conditions and other factors that the Holdco Board may deem relevant. Holdco does not anticipate paying any cash dividends on Holdco Shares in the foreseeable future. As a result, a return on your investment will only occur if Holdco’s Share price appreciates.

(f)                                   Holdco may be exposed to liabilities from Sundance litigations

Holdco will indirectly acquire all Sundance’s assets and liabilities as a result of the completion of the Proposed Transaction. Thus, Holdco will also acquire Sundance’s contingent liabilities with respect to undergoing or future litigations. As at the date of this Scheme Booklet, Sundance or a Related Body Corporate of Sundance is not aware of any material litigation, claim or assessments that may require recognition of a material contingent liability.

7.4                               Risks relating to Holdco’s business after the implementation of the Scheme

There are certain risks which relate directly to Sundance’s business and are largely beyond the control of Sundance and the Sundance Directors because of the nature of the business.

Sundance Shareholders are currently already exposed to these risks as shareholders of an Australian domiciled holding company given they relate to the assets, operations and business of Sundance. Scheme Shareholders (other than Ineligible Foreign Shareholders and Selling Shareholders) will continue to be exposed to materially the same risks flowing from Holdco’s business after implementation of the Scheme. Accordingly, we have provided a brief summary of these risks below.

(a)                                 Risk related to Holdco properties

•                                          Holdco may incur losses as a result of title deficiencies.

•                                          If crude oil and natural gas prices decrease, Holdco may be required to write down the carrying values of its crude oil and natural gas properties.

•                                          Holdco’s producing properties are located primarily in the Eagle Ford area, making it vulnerable to risks associated with operating in one geographic area such as effect of regional supply and demand factors, delays or interruptions of production from wells in this area caused by governmental regulation, processing or transportation capacity constraints, market limitations, weather events or interruption of the processing or transportation of crude oil or natural gas.

(b)                                 Risks related to Holdco business operations

•                                          Holdco’s projects require substantial capital expenditures. Holdco may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in its oil and natural gas reserves with resulting adverse effects on cash flow and liquidity.

•                                          Increased costs of capital could adversely affect the business.

•                                          Holdco’s future revenues are dependent on the ability to find, develop or acquire additional crude oil and natural gas reserves that are economically recoverable. Further, given that proved reserves generally decline when produced Holdco needs to conduct successful exploration or development activities or acquire properties containing proved reserves. Holdco may not be able to find, develop or acquire additional reserves on an economically viable basis.

•                                          Holdco’s estimated proved reserves are based on many assumptions that may turn out to be inaccurate and any significant inaccuracies in these reserve estimates or underlying assumptions could materially affect the quantities and present value of reserves as well as future net revenues.

•                                          SEC rules could limit the ability to book additional proved undeveloped reserves in the future.

•                                          Holdco’s inability to develop acres that Holdco leases will cause such leases to expire which, in turn, may adversely impact its production capacity and its revenues.

•                                          Inefficiencies of independent third-party operators that are majority working interest owners in some of Holdco’s properties could reduce its production and revenues

•                                          Changes in the differential between benchmark prices of crude oil and natural gas and the reference or regional index price used to price Holdco’s actual crude oil and natural gas sales could have a material adverse effect on Holdco’s results of operations and financial condition.

•                                          Holdco depends on three major customers for the sale of most of its crude oil, natural gas and NGLs production, accounting respectively for 34%, 26% and 23% of Sundance’s  total revenue. If Holdco loses any of them, its inability to replace such customer may adversely impact its business operations.

•                                          Derivative activities could result in financial losses or could reduce Holdco’s income.

•                                          Holdco’s level of indebtedness may reduce its financial flexibility and, as a result, adversely affect its business and result of operations.

•                                          Holdco’s inability to meet the minimum revenue commitments provided by midstream contracts entered into will require Holdco to make cash deficiency payments as a result of which Holdco’s liquidity and profitability may adversely affected. Moreover, if Holdco is unable to make such deficiency payments, Holdco will have to incur debt which may trigger an event of default under its loan covenants.

•                                          Hydraulic fracturing, which is the process used for releasing hydrocarbons from shale rock, has recently come under increased scrutiny and could be the subject of further regulation that could impact the timing and cost of development.

•                                          Holdco’s ability to produce crude oil and natural gas economically and in commercial quantities could be impaired if Holdco is unable to acquire adequate supplies of water for drilling operations or is unable to dispose of or recycle the water used economically and in an environmentally safe manner.

•                                          Operating hazards, natural disasters, terrorist attacks, security threats or other interruptions of Holdco’s operations could result in potential liabilities, which may not be fully covered by insurance.

(c)                                  Risks related to Holdco’s business strategies

•                                          The loss of any of key personnel could adversely affect the business, financial condition, the results of operations and future growth.

•                                          Holdco may be subject to risks in connection with acquisitions, and the integration of significant acquisitions may be difficult. In particular, Holdco may fail to realize the anticipated benefits of the acquisition of approximately 21,900 Eagle Ford acres closed in April 2018.

•                                          Holdco’s potential inability to manage growth will have an impact on the business, financial condition and results of operations.

•                                          An inability to market Holdco’s crude oil and natural gas could adversely affect business.

(d)                                 Risks related to the oil and natural gas Industry

•                                          Oil, natural gas and NGL prices are volatile. A substantial or extended decline in the  price of these commodities may adversely affect Holdco’s business, financial condition or results of operations and its ability to meet capital expenditure obligations and financial commitments.

•                                          Conservation measures and technological advances could reduce demand for crude oil, natural gas and NGLs.

•                                          General economic conditions could adversely affect Holdco’s business and future growth.

•                                          Competition in the crude oil and natural gas industry is intense and many of Holdco’s competitors have resources and purchasing power that are greater than Holdco’s.

(e)                                  Regulatory risks

•                                          Tax laws and regulations may change over time and could adversely affect Holdco’s business and financial condition.

•                                          The law to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018, commonly referred to as the “Tax Cuts and Jobs Act” signed into law in the United States, may adversely impact Holdco’s business operations as a result of significant changes to prior US tax law, including the limitation on the deductibility of net operating losses and interest expenses, immediate deductions for certain new investments, a new base erosion and anti-abuse tax and the modifications or repeal of certain business deductions and credits.

•                                          Holdco’s operations are subject to health, safety and environmental laws and regulations that may expose the Company to significant costs and liabilities.

(f)                                   Climate change risks

•                                          Climate change laws and regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the crude oil and natural gas that Holdco produces.

•                                          Transitioning to a lower-carbon economy may entail extensive policy, legal, technology and market changes to address mitigation and adaption requirements related to climate change. Depending on the nature, speed and focus of these changes, transition risks may pose varying levels of financial and reputational risk to companies operating in the  oil and gas sector, such as Holdco.

•                                          Physical risks resulting from climate change can be event driven (acute) or longer term shifts (chronic) in climate patterns. Physical risks may have financial implications for companies, such as direct damage to assets (which could disrupt production) and indirect impacts from supply chain disruption, and which could cause the Company to incur significant costs in preparing for or responding to those effects.

(g)                                 Credit Facilities default

In fiscal year 2018, Sundance entered into a $250.0 million Term Loan with Morgan Stanley Energy Capital and a $250.0 million Revolving Facility with Natixis, New York Branch as administrative agent (the Term Loan and the Revolving Facility, together, the Credit Facilities). The proceeds of the refinanced debt facilities were used to retire the Company’s previous credit facilities of $192.0 million, repay the remaining outstanding production prepayment of $11.8 million and pay deferred financing fees of $16.9 million, with the balance being used for the Company’s working capital needs. As at 10 September 2019, the Company had $115.0 million outstanding on its Revolving Facility.

The Credit Facilities require Sundance to comply with financial ratios (such as a minimum current ratio, maximum leverage ratio, minimum interest coverage ratio and an asset coverage ratio) and covenants. Currently, Sundance is in compliance with all restrictive financial ratios and covenants. However, as of the Implementation Date, Holdco’s ability to comply with the financial ratios, covenants and other terms of the Credit Facilities may be affected by its results of operations and financial condition. Thus, there is a risk that, if such compliance is  not met, the Lenders may accelerate the repayment of the amounts owed and cancel the provided Credit Facilities.

Holdco may be unable to refinance the Credit Facilities or to do so on favourable terms. Moreover, any equity financing to refinance the Credit Facilities will dilute existing Sundance Shareholders and there is no guarantee that Holdco will be able to secure any such funding. Therefore, Holdco may have to reduce the scope of its operations and/or dispose of some of its interest in one of more of its assets which would adversely impact its business operations and revenues and its ability to continue as a going concern.

7.5                               Risks if the Scheme does not proceed

Sundance Shareholders should be aware that if the Scheme does not proceed, transaction costs of approximately US$2.1 million will be borne by Sundance and will reduce its statutory profit. In any event, Sundance is not obligated to pay a break-up fee or similar payment to Holdco if the Scheme does not proceed.

These costs comprise the following approximate amounts:

•                                          Independent Expert fees - approximately A$85,000 (excluding GST);

•                                          Fees for AU and US legal and tax advice - approximately US$1,500,000 (excluding GST);

•                                          Registry, printing and mailing services - approximately A$130,000 (excluding GST); and

•                                          Accounting and auditing fees related to preparation of financial statements in conformity with SEC and Nasdaq requirements - approximately US$450,000.

8.                                      Implementation of the Scheme

8.1                               Overview of implementation steps

To implement the Scheme, the key steps set out below have been or must be taken:

(1)                                 Sundance and Holdco entered into the Scheme Implementation Agreement under which they agreed to implement the Scheme.

(2)                                 Prior to the First Court Date, Holdco executed the Deed Poll in favour of each Scheme Shareholder. Under the Deed Poll, Holdco undertakes to perform certain obligations under the Scheme Implementation Agreement and the Scheme.

(3)                                 Sundance Shareholders will vote on whether to approve the Scheme at the Scheme Meeting, which the Court ordered that Sundance convene.

(4)                                 If Sundance Shareholders approve the Scheme at the Scheme Meeting, and all the Conditions Precedent to the Scheme (other than approval by the Court) have been, or can reasonably be expected to be, satisfied or waived, then Sundance will apply to the Court for approval of the Scheme.

(5)                                 If the Court approves the Scheme, Sundance will lodge with ASIC a copy of the court orders approving the Scheme. The date on which this occurs will be the Effective Date for the Scheme and will be the last day on which trading in Sundance Shares on ASX can occur.

(6)                                 On the Implementation Date, Holdco will acquire the Scheme Shares and will provide the Holdco Shares to be issued as Scheme Consideration to Scheme Shareholders.

(7)                                 Following the Implementation Date, Sundance will apply for termination of the official quotation of Sundance Shares on ASX, and to have it removed from the official list of ASX.

(8)                                 Holdco will commence trading on Nasdaq in the US.

(9)                                 After the Implementation Date, as described in Section 4.9(c), the Sale Agent will sell all Holdco Shares in accordance with terms of the Share Sale Facility, at the risk of the Ineligible Foreign Shareholder, the Selling Shareholder or the Scheme Shareholder, with the Share Sale Facility Proceeds being remitted to Ineligible Foreign Shareholders, Selling Shareholders and Scheme Shareholders who would otherwise be entitled to fractional Holdco Shares (as applicable). These steps are discussed in further detail below. The expected dates for the key steps are set out in the Key Dates section of this Scheme Booklet (but those dates are subject to change). Additionally, it is intended that, after the Scheme is implemented, Sundance will transfer all of its assets to Holdco.

8.2                               Scheme Implementation Agreement

(a)                                 Overview

As announced to the ASX on 11 September 2019, Sundance and Holdco entered into a Scheme Implementation Agreement in relation to the Scheme under which Sundance agreed to propose the Scheme at a meeting of Sundance Shareholders. The Scheme Implementation Agreement sets out each party’s rights and obligations in connection with the implementation of the Scheme. This Section 8.2 outlines certain key terms of the Scheme Implementation Agreement.

A copy of the full Scheme Implementation Agreement is available in Sundance’s announcement to the ASX on 11 September 2019, accessible on www.asx.com.au. In addition, an electronic version of this Scheme Booklet will be available for viewing and downloading online at www.sundanceenergy.com.au.

(b)                                 Conditions Precedent

Implementation of the Scheme is subject to the satisfaction or waiver of the following Conditions Precedent:

•                                          the Court ordering the convening of the Scheme Meeting (which, at the date of dispatch of this Scheme Booklet, has been satisfied).

•                                          Sundance lodging with ASIC a copy of the Court orders approving the Scheme on or before 31 December 2019.

•                                          Prior to 8:00 am on the Second Court Date, no Government Agency takes any action or imposes any restraint or prohibition to prevent implementation of the Scheme (or any transaction contemplated by the Scheme), which remains in force at 8.00 am on the Second Court Date.

•                                          Prior to 8:00 am on the Second Court Date, all regulatory approvals or consents required from any Government Agency to implement the Scheme (other than the approval of the Court of the Scheme under section 411(4)(b) of the Corporations Act) are obtained (or deemed obtained) and not withdrawn by 8.00 am on the Second Court Date; before 8:00 am on the Second Court Date, Sundance is notified by the Federal Treasurer that the Commonwealth of Australia has no objections (unconditionally or on conditions acceptable to Sundance acting reasonably) to Holdco acquiring all of the Sundance Shares (or is precluded from objecting because the time for doing so has passed).

•                                          Prior to 8:00 am on the Second Court Date, Nasdaq having authorised the Holdco Shares for listing on Nasdaq, subject to official notice of issuance from Holdco.

•                                          the Independent Expert issuing a report before the date on which the Scheme Booklet is provided to ASIC concluding that the Scheme is in the best interest of the Sundance Shareholders, without changing that conclusion prior to 8.00 am on the Second Court Date.

•                                          Sundance Shareholders approving the Scheme by the requisite majorities at the Scheme Meeting.

•                                          The Court approving the Scheme at the Second Court Date.

The Scheme Implementation Agreement provides however that the parties cannot waive the conditions relating to obtaining court orders or approvals, obtaining the approval of Sundance Shareholders at the Scheme Meeting or Sundance lodging a copy of the court orders with ASIC. These conditions must be satisfied.

Sundance and Holdco have agreed not to waive the Condition Precedent regarding Nasdaq authorisation of Holdco Shares for listing, except if it becomes necessary to do so in order to ensure the listing approval is obtained (for example, due to technical timing or administrative reasons). Sundance and Holdco do not currently expect that it will be necessary to waive the Condition Precedent in order to secure Nasdaq admission approval.

(c)                                  End Date

Sundance and Holdco have committed to implement the Scheme by the End Date, being 31 December 2019, but may agree on a later date in writing. If the Scheme is not Effective by the End Date, Sundance and Holdco must consult in good faith to determine whether the proposed Scheme can proceed by way of alternative means, to extend the relevant time or date for satisfaction of the Conditions Precedent, to change the date of the application to be made to the Court or to extend the End Date. If the parties are unable to reach an agreement within two Business Days, either party may terminate the Scheme Implementation Agreement and the Scheme will not proceed.

8.3                               Deed Poll

Prior to the First Court Date, Holdco executed the Deed Poll, pursuant to which Holdco agrees, subject to the Scheme becoming Effective, to issue to:

(a)                                 each Scheme Shareholder, such number of Holdco Shares as that Scheme Shareholder is entitled to, as Scheme Consideration, for each Scheme Share, in accordance with the terms of the Scheme; and

(b)                                 the Sale Agent, such number of Scheme Shares as are attributable to the Ineligible Foreign Shareholders, Selling Shareholders and Scheme Shareholders who would otherwise have a fractional entitlement to Holdco Shares in accordance with the Scheme.

The Deed Poll has been duly executed by Holdco in accordance with the applicable legal requirements in its place of incorporation.

A copy of the Deed Poll is attached as Annexure F to this Scheme Booklet.

8.4                               No encumbrance on Sundance Shares

Sundance Shareholders should be aware that clause 8.4 of the Scheme provides that each Scheme Shareholder is deemed to have warranted to Holdco that:

(a)                                 all of its Scheme Shares (including all rights and entitlements attaching to them) transferred to Holdco under the Scheme will, on the date of the transfer, be free from all mortgages, charges, liens, encumbrances, pledges, security interests and other interests of third parties of any kind;

(b)                                 all of its Scheme Shares will be fully paid on the date of the transfer; and

(c)                                  it has full power and capacity to sell and transfer its Scheme Shares (including all rights and entitlements attaching to them) to Holdco.

8.5                               Scheme Meeting

In accordance with orders of the Court dated 1 October 2019, the Court ordered the Scheme Meeting to be convened for the purposes of considering the Scheme. The order of the Court convening the Scheme Meeting is not, and should not be treated as, an endorsement by the Court of, or any other expression of opinion by the Court on, the Scheme.

The Notice of Meeting, which includes details of the time and place of the Scheme Meeting, is set out in Annexure D.

Each Sundance Shareholder who is registered on the Sundance Register at 7:00 pm on 6 November 2019 is entitled to attend and vote at the Scheme Meeting, either in person, by attorney, by proxy or by corporate representative (in the case of a corporate shareholder). Refer to Section 4.3(b) for further details of voting entitlements at the Scheme Meeting.

At the Scheme Meeting, Sundance Shareholders will be asked to consider and, if thought fit, to pass a resolution approving the Scheme. In order to be implemented, the Scheme must be approved by the necessary majorities.

Voting at the Scheme Meeting will be by poll.

8.6                               Court approval of the Scheme

If the Scheme is approved by the requisite majorities of Sundance Shareholders and all Conditions Precedent (other than approval of the Court) have been, or can reasonably be expected to be, satisfied or waived, then Sundance will apply to the Court for orders approving the Scheme.

Each Scheme Shareholder has the right to appear at the Court hearing in respect of the Scheme on the Second Court Date. Any Scheme Shareholder who wishes to oppose approval of the Scheme at the Second Court Hearing may do so by filing with the Court and serving on Sundance a notice of appearance in the prescribed form, together with any affidavit on which the Scheme Shareholder will seek to rely at the Court hearing.

The Court has discretion as to whether to grant the orders approving the Scheme, even if the Scheme is approved by the requisite majorities of Sundance Shareholders.

8.7                               Effective Date

If the Court approves the Scheme, Sundance will lodge with ASIC a copy of the court orders approving the Scheme. The Scheme will be Effective on the date that such lodgement occurs, being the Effective Date for the Scheme.

The Scheme provides that if the Scheme becomes Effective, a Scheme Shareholder, and any person claiming through that Scheme Shareholder, must not dispose of or purport or agree to dispose of any Scheme Shares or any interest in them after the Scheme Record Date.

Upon the Scheme becoming Effective, Sundance will notify ASX and will apply for Sundance Shares to be suspended from official quotation on ASX from close of trading on the Effective Date. Following the Implementation Date, on the date determined by Holdco, Sundance will apply for termination of the official quotation of Sundance Shares on ASX and to have itself removed from the official list of ASX.

8.8                               Scheme Record Date

Those Scheme Shareholders on the Sundance Register as at the Scheme Record Date (expected to be 19 November 2019) will become entitled to the Scheme Consideration under the Scheme in respect of the Sundance Shares they hold at that time.

8.9                               Determination of persons entitled to Scheme Consideration

(a)                                 Dealings in Sundance Shares on or prior to the Scheme Record Date

For the purposes of establishing who are Scheme Shareholders, dealings in Sundance Shares will only be recognised if:

(1)                                 in the case of dealings of the type to be effected by CHESS, the transferee is registered in the Sundance Register as the holder of the relevant Sundance Shares on or before the Scheme Record Date; and

(2)                                 in all other cases, registrable transmission applications or transfers in respect of those dealings are received on or before the Scheme Record Date at the Sundance Share Registry.

Subject to the Corporations Act, ASX Listing Rules and the Sundance Constitution, Sundance must register transmission applications or transfers which it receives by the Scheme Record Date. Sundance will not accept for registration or recognise for any purpose any transmission application or transfer in respect of Sundance Shares received after the Scheme Record Date.

(b)                                 Dealings in Sundance Shares after the Scheme Record Date

The Sundance Register as at the Scheme Record Date will solely determine entitlements to Scheme Consideration.

With effect from the Scheme Record Date:

(1)                                 all statements of holding in respect of Sundance Shares cease to have effect as documents of title in respect of such Sundance Shares; and

(2)                                 each entry on the Sundance Register (other than entries in respect of Holdco and its successors in title) will cease to be of any effect other than as evidence of entitlement to Scheme Consideration.

8.10                        Implementation Date

The Implementation Date is proposed to be the date which is 5 Business Days after the Scheme Record Date. On the Implementation Date:

(1)                                 Holdco will issue Holdco Shares which constitute the Scheme Consideration; and

(2)                                 all of the issued Sundance Shares will be transferred to Holdco.

Ineligible Foreign Shareholders and Selling Shareholders should refer to Section 4.9  for further details about the consideration they will receive.

Statements and confirmations of holdings for Holdco Shares are expected to be despatched to Scheme Shareholders within five Business Days after the Implementation Date.

In the case of Sundance Shares held in joint names, the Scheme Consideration will be sent to the holder whose name appears first in the Sundance Register as at the Scheme Record Date and the Scheme Consideration will be issued to, and registered in the name of, the joint holders.

9.                                      Summary of Independent Expert’s Report

9.1                               Introduction

The Sundance Board engaged the Independent Expert, KPMG, to consider whether the Scheme is in the best interests of the Sundance Shareholders, and prepare a report with its findings and conclusions.

The full Independent Expert’s Report is contained in Annexure A and you are encouraged to read the report in full. The following summary of key points is not a substitute for reading the full report.

9.2                               Opinion

After considering the terms of the Scheme, the Independent Expert has concluded that the Scheme is, on balance, in the best interests of the Sundance Shareholders.

9.3                               Best interests

In assessing whether the Scheme is in the best interests of the Sundance Shareholders, the Independent Expert considered that the most appropriate basis on which to evaluate the Scheme was to assess the Scheme’s overall impact on Sundance Shareholders and to form a judgment as to whether the expected benefits to Sundance Shareholders outweigh the disadvantages and risks that may result. The Independent Expert has taken this approach because the Proposed Transaction does not have any impact on the ownership interests of Sundance Shareholders and does not involve a change of control.

According to the Independent Expert, the impact of the Proposed Transaction on Sundance Shareholders is:

•                                          Sundance Shareholders will exchange their current shares in Sundance for shares in a new US company to be listed on Nasdaq (if the listing is approved).

•                                          There will be no material change to the business plan or the financial and operating strategies of Sundance as a result of the Proposed Transaction.

•                                          The proportional economic interest of Sundance Shareholders (excluding Ineligible Foreign Shareholders and fractional entitlements whose impact Sundance’s management expects to be immaterial) will not change as a result of the Proposed Transaction.

•                                          The Holdco Shares are expected to commence trading on Nasdaq shortly after receiving all required approvals.

The Independent Expert considered the following advantages of the Proposed Transaction when assessing whether the Scheme is in the best interests of the Sundance Shareholders:

•                                          A primary listing in the US may result in a rerating of Sundance.

•                                          A primary listing in the US may result in improved trading liquidity and ease of raising equity capital.

•                                          Enhancement of transaction potential through a US domicile and a Nasdaq listing.

•                                          A better alignment of the corporate structure with key business stakeholders.

•                                          A reduction in operating and administrative costs.

The Independent Expert is of the view that the following potential disadvantages of the Proposed Transaction may affect Sundance Shareholders if the Scheme is approved:

•                                          Shareholder rights and protections of Holdco Shares are different to the rights and protections of the existing Sundance Shares.

•                                          Future shareholder returns may be subject to increased foreign exchange risk.

•                                          Ineligible Foreign Shareholders will incur brokerage fees and may have tax implications.

•                                          Fractional entitlements will be realised, their sale will require payment of brokerage fees, and may have tax implications.

•                                          An increase in short-term volatility in the share price.

•                                          The Proposed Transaction may have tax consequences for some Sundance Shareholders (refer to Section 10 for further information).

•                                          Transaction costs of up to US$2.1 million are expected to be incurred.

Further information on the advantages and disadvantages of the Scheme are set out in sections 3.1 and 3.2 and 3.3 of the Independent Expert’s Report.

10.                               Taxation implications

Although Sundance is not able to consider the potential tax implications of each shareholder, it has strived to consider and to the extent possible, minimize the potential tax implications to the Company and the majority of its shareholders. Based on current shareholder information the majority of Sundance Shareholders are residents of Australia and the US. Below is a general summary of potential Australian and US tax implications.

10.1                        Australian tax implications

This summary is intended to serve as a general summary of the Australian income tax, Goods and Services Tax (GST) and stamp duty implications of the Scheme, in respect of Sundance Shareholders. This summary is for informational purposes only and is not tax advice.

The tax implications of the Scheme will depend upon your personal circumstances. Accordingly, you should consult your personal taxation advisor in respect of the tax consequences to you of the Scheme.

(a)         Australian tax considerations of the Scheme for Australian Sundance Shareholders

The following discussion summarises the material Australian income tax, GST and stamp duty implications of the Scheme for Sundance Shareholders that are Australian residents for Australian tax purposes.

(i)            Capital Gains Tax (“CGT”) Event A1

CGT Event A1 may apply to Australian-resident Sundance Shareholders upon disposal of their Sundance ADRs or Sundance Shares in exchange for Holdco Shares.

Subject to the availability of CGT roll-over relief (discussed below), Sundance Shareholders who hold their Sundance ADRs or Sundance Shares on capital account (i.e., Sundance Shareholders who hold their shares for long term investment and not as trading stock or otherwise for resale purposes) may make a capital gain to the extent the market value of their Sundance ADRs or Sundance Shares exceeds the Sundance Shareholder’s cost base in their Sundance ADRs or Sundance Shares.

(ii)        Roll-over relief

To the extent a Sundance Shareholder realises a capital gain, from exchanging their Sundance ADRs or Sundance Shares for Holdco Shares under the scheme, scrip-for-scrip roll-over relief should be available to defer the capital gain. The availability of scrip-for-scrip rollover requires an election on the part of the relevant taxpayer, which for present purposes may be made by preparing the relevant tax return as if the roll-over had been applied.

Full scrip-for-scrip roll-over should enable each Australian-resident Sundance Shareholder to defer any capital gain made on disposal of the Sundance ADRs or Sundance Shares, to the extent that the Sundance Shareholder receives Scheme Consideration in the form of Holdco Shares.

To the extent that Sundance Shareholders receive cash in lieu of fractional Holdco Shares from the Sale Agent under the Share Sale Facility, then such cash would be treated as “ineligible proceeds” and only a partial roll-over should be available. Any capital gain or loss made on disposal of the ineligible part of the original Sundance Shares is calculated by reducing the amount of ineligible proceeds (i.e., cash) by a proportion of the cost base of the original Sundance Shares. The Sundance Shareholders may also be eligible for a CGT discount. The CGT discount is discussed directly below.

If Australian-resident Sundance Shareholders are for any reason not able to access scrip-for- scrip rollover relief, a CGT discount may be available. Relevantly, the CGT discount is available in respect of capital gains made on the disposal of CGT assets held by an individual, a trust or certain superannuation or life insurance entities for at least 12 months (not including the date of acquisition or disposal). Generally, the discount allows the relevant taxpayer to reduce the gain made by 50% if the taxpayer is an individual or a trust, and by 33½% if the taxpayer is a qualifying superannuation or life entity.

To the extent a capital loss arises, scrip-for-scrip roll-over relief should not apply. Instead, the capital loss would be treated as arising at the time of disposal of the Sundance ADRs or Sundance Shares. A capital loss would arise to the extent that the market value of the Sundance ADRs or Sundance Shares is less than the Sundance Shareholder’s cost base in their Sundance ADRs or Sundance Shares. A capital loss may be used to offset capital gains derived by a Australian-resident Sundance Shareholder in the same year or subsequent years of income (subject to certain conditions). However, the capital loss cannot be offset against ordinary income nor carried back to offset net capital gains arising in earlier income years.

(iii)    Revenue account or trading stock

Roll-over relief should not be available for Sundance Shareholders holding their Sundance ADRs or Sundance Shares on revenue account or as trading stock (i.e., shares held in the expectation of a short-term sale). Instead, the market value of the Holdco Shares received under the Scheme should be included in the assessable income of these shareholders. The Sundance Shareholders’ cost base in the Holdco Shares should be their market value at the time that the Scheme is entered into.

(iv)     Cost base of Holdco Shares

To the extent that Australian-resident Sundance Shareholders qualify for full scrip-for-scrip roll-over relief, their cost base in the Holdco Shares should include the cost base of the Sundance ADRs or Sundance Shares (taking into account the potential different number of shares held in each). To the extent that Sundance Shareholders qualify for partial roll-over relief, then the cost base of the Sundance Shares should be apportioned between the Holdco Shares and the cash received in lieu of fractional Holdco Shares.

For the purposes of the potential later availability of the CGT discount, each Holdco Share should be treated as if it was acquired at the time at which the corresponding Sundance Share was acquired. The Australian tax considerations of the holding and disposing of Holdco Shares post-Scheme are further discussed at section 10.1(c) below.

For all other Sundance Shareholders, the replacement Holdco Shares should be deemed to be acquired for market value, at the actual time of acquisition.

(v)         Share Sale Facility and Selling Shareholders

Sundance Shareholders who make a Sale Election to sell their Sundance Shares under the Share Sale Facility should not be eligible for roll-over relief.

Under the Share Sale Facility, a Selling Shareholder should be regarded for CGT purposes as having disposed of their Sundance Shares under CGT Event A1. The capital proceeds should equal the proceeds received under the Share Sale Facility (i.e., the Share Sale Facility Proceeds). A Selling Shareholder would make a capital gain to the extent the Share Sale Facility Proceeds exceeds the Selling Shareholder’s cost base in their Sundance Shares. Any gain should be included in the assessable income of the Selling Shareholder and taxed accordingly.

(vi)     GST

The transfer of Sundance ADRs or Sundance Shares should not be subject to GST.

(vii) Stamp duty

No stamp duty should be payable by Sundance Shareholders on the Proposed Transaction.

(b)         Australian tax considerations of the Scheme for Non-Australian Sundance Shareholders

The following discussion summarises the material Australian income tax, GST and stamp duty implications of the Scheme for Sundance Shareholders that are non-residents for Australian tax purposes.

(i)            CGT Event A1

CGT Event A1 should apply to Sundance Shareholders upon disposal of their Sundance ADRs or Sundance Shares in exchange for Holdco Shares.

Sundance Shareholders holding their Sundance ADRs or Sundance Shares on capital account may make a capital gain or capital loss. However, any capital gain or loss may be disregarded on the basis that Sundance ADRs or Sundance Shares do not constitute “Taxable Australian Property” (TAP). The Sundance ADRs and Sundance Shares could only be considered TAP if:

•                                          more than 50% of the market value of Sundance is attributed to Australian real property (i.e., a freehold or leasehold interest in Australian real property, or mining, quarrying or prospecting rights in land in Australia, whether held directly or indirectly through its subsidiaries); or

•                                          the Sundance Shareholder used the shares at any time in carrying on a business through an Australian permanent establishment.

The Sundance Group has no material assets or operations in Australia. Accordingly, if the Sundance Shareholder has not used their Sundance ADRs or Sundance Shares at any time to carry on a business through an Australian permanent establishment, any capital gain or loss made by the Sundance Shareholder should be disregarded.

(ii)        Roll-over relief

If a Sundance Shareholder holds their original Sundance ADRs or Sundance Shares and their replacement Holdco Shares through an Australian permanent establishment, they should be able to obtain scrip-for-scrip roll-over relief to the extent that any capital gains arises. The availability of scrip-for-scrip rollover requires an election on the part of the relevant taxpayer, which for present purposes may be made by preparing the relevant tax return as if the roll- over had been applied.

To the extent a capital loss arises, scrip-for-scrip roll-over relief should not apply to that loss. Instead, the capital loss would be treated as arising at the time of disposal of the Sundance ADRs or Sundance Shares. A capital loss would arise to the extent that the market value of the Sundance ADRs or Sundance Shares is less than the Sundance Shareholder’s cost base in their Sundance ADRs or Sundance Shares.

(iii)    Revenue account or trading stock

No roll-over relief is available to Sundance Shareholders who hold their Sundance ADRs or Sundance Shares on revenue account or as trading stock (i.e., shares that are held in the expectation of a short-term sale). Instead, any gains derived by the Sundance Shareholder from the Scheme would be characterised as ordinary income. However, this gain may be eligible for an exemption from taxation pursuant to a tax treaty. For example, under the US- Australia Income Tax Convention, gains recognised by a US resident shareholder would only be taxed in Australia to the extent that the shareholder carries on a business at or through an Australian permanent establishment.

(iv)     Share Sale Facility and Selling Shareholders

Sundance Shareholders who are not Australian residents and make a Sale Election to sell their Sundance Shares under the Share Sale Facility should not be eligible for roll-over relief.

Under the Share Sale Facility, a Selling Shareholder should be regarded for CGT purposes as having disposed of their Sundance Shares under CGT Event A1. The capital proceeds will equal the proceeds received under the Share Sale Facility (i.e., the Share Sale Facility Proceeds). A Selling Shareholder would make a capital gain to the extent the Share Sale Facility Proceeds exceeds the Selling Shareholder’s cost base in their Sundance Shares.

However, any capital gain or loss may be disregarded on the basis that the Sundance Shares do not constitute TAP, as discussed at section 10.1(b)(i) above.

(v)         GST

The transfer of Sundance ADRs or Sundance Shares should not be subject to GST.

(vi)     Stamp duty

No stamp duty should be payable by Sundance Shareholders on the Proposed Transaction.

(c)          Australian tax considerations of Holding and Disposing of Holdco Shares Post-Scheme

The following discussion summarises the material Australian income tax, GST and stamp duty implications of the Holding and Disposing of Holdco Shares for Australian-resident and non- Australian resident Holdco Shareholders.

(i)            Australian-resident Holdco Shareholders

(A)        Dividends on Holdco Shares

The assessable income of an Australian resident for Australian tax purposes includes the ordinary income derived directly and indirectly from Australian and worldwide sources. Accordingly, an Australian-resident Holdco Shareholder will be required to include in its assessable income the gross amount of any dividends it may receive from Holdco when those dividends are paid or credited to them.

Where a Holdco Shareholder is an Australian resident company that holds (directly or indirectly) at least 10% of the “direct participation” interests in Holdco, dividends received from Holdco may be treated as non-assessable non-exempt income if certain requirements are met.

(B)        Sale or other Disposition of Holdco Shares

Any gain derived from the disposal of Holdco Shares should be included in the assessable income of an Australian-resident Holdco Shareholder and taxed accordingly. An Australian- resident Holdco Shareholder will make a capital gain to the extent that the capital proceeds (in Australian Dollars) of that disposal exceeds the cost base (in Australian Dollars). An Australian-resident Holdco Shareholder will make a capital loss if the capital proceeds (in Australian Dollars) of that disposal are less than the reduced cost base (in Australian Dollars).

The cost base and acquisition date of the Holdco Shares are discussed at section 10.1(a)(iv) above. The eligibility of the CGT discount is described at section 10.1(a)(ii) above.

If an Australian-resident Holdco Shareholder receives any foreign capital proceeds (i.e., in US Dollars), such proceeds should be converted into Australian Dollars at the prevailing exchange rate at the time of the disposal for Australian tax purposes.

Lastly, and in broad terms, a capital gain or capital loss on disposal of Holdco Shares may be reduced by a percentage to which the underlying assets of Holdco are used in the “active business”, where a Holdco Shareholder is an Australian resident company that holds a “direct voting percentage” of 10% or more in Holdco throughout a 12 month period that began no earlier than 24 months before the time of the disposal and ended no later than that time.

(C)       Foreign Income Tax Offsets

Australian-resident Holdco Shareholders are entitled to claim a foreign income tax offset (“FITO”) where they have paid foreign income tax on amounts included in their assessable income.

The FITO may then be used to reduce the Australian income tax that would otherwise be payable. Australian-resident Holdco Shareholders should generally, and subject to foreign tax credit limitations applicable to their particular circumstances, be entitled to a FITO for tax withheld from dividends paid by Holdco.

A FITO should also be available to Australian-resident Holdco Shareholders for the foreign tax applicable, if any, on any gain derived from the disposal of Holdco Shares.

(D)       GST

No GST implications should arise on the holding or disposal of Holdco Shares.

(E)        Stamp duty

No stamp duty implications should arise on the holding or disposal of Holdco Shares.

(ii)        Non-Australian Holdco Shareholders

(A)        Dividends on Holdco Shares

Dividends received by non-Australian Holdco Shareholders from Holdco should only be subject to Australian tax to the extent to which the dividend is paid out of profits derived by Holdco from Australian sources. Assuming that Holdco does not derive any income from an Australian source, non-Australian Holdco Shareholders should generally not be subject to Australian income tax or withholding taxes on dividends received from Holdco.

(B)        Sale or other Disposition of Holdco Shares

Non-Australian Holdco Shareholders who have held their Holdco Shares on capital account should not be subject to Australian tax on any gains from the disposal of those Holdco Shares, on the basis that Holdco Shares are not expected to constitute TAP (as described above at section 10.1(b)(i)). The one exception is where a non-Australian Holdco Shareholder carries on business in Australia at or through an Australian permanent establishment, and the shares are attributable to that permanent establishment. Non-Australian Holdco Shareholders in such circumstances should include any gain derived from the disposal in their assessable income.

Non-Australian Holdco Shareholders who have held their Holdco Shares on revenue account or as trading stock should not be subject to Australian tax on any gains from the disposal of those Holdco Shares, on the basis that the gain is unlikely to have an Australian source. Source is a question of fact, and there may be particular circumstances in which this general rule does not apply. An example would be where the non-Australian Holdco Shareholder carries on business in Australia at or through an Australian permanent establishment, and the shares are attributable to that permanent establishment. Non-Australian Holdco Shareholders in such circumstances would be assessed in Australia on the business profits derived from the disposition of Holdco Shares.

(C)       GST

No GST implications should arise on the holding or disposal of Holdco Shares.

(D)       Stamp duty

No stamp duty implications should arise on the holding or disposal of Holdco Shares.

10.2                        US Federal Taxation Implications

The following is a summary of certain material US federal income tax consequences of the (i) Scheme; and (ii) post Scheme ownership and disposition of Holdco Shares. This summary is based upon the US Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, final, temporary and proposed US Treasury regulations promulgated thereunder, published guidance and court decisions, each as in effect on the date hereof, all of which are subject to change, or changes in interpretation, possibly with retroactive effect. In addition,  this discussion is based in part upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreements will be performed according to its terms.

The following discussion assumes the Scheme will be consummated as described herein, and applies only to Sundance Shareholders that hold their Sundance ADRs and Sundance Shares, and that will hold their shares of Holdco received pursuant to the Scheme, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of US federal income taxation that may be relevant to a holder in light of such holder’s particular circumstances, including any tax consequences arising under the Medicare contribution tax on net investment income, the alternative minimum tax, or to any holder subject to special treatment under the Code, including, but not limited to:

•                  A person who directly, indirectly or constructively owns 10 percent or more of the Sundance ADRs and/or Sundance Shares (or Holdco Shares after the Scheme);

•                  Financial institutions or broker-dealers;

•                  Mutual funds;

•                  Tax-exempt organizations (including private foundations);

•                  Insurance companies;

•                  Dealers in securities or foreign currencies;

•                  Traders in securities who elect to use a mark-to-market method of accounting;

•                  Controlled foreign corporations and their shareholders, or any foreign corporation with respect to which there are one or more “United States shareholders” within the meaning of Section 951(b) of the Code;

•                  Passive foreign investment companies and their shareholders;

•                  US expatriates and certain former US citizens or long-term residents;

•                  “S” corporations, partnerships and their partners, or other entities or arrangements classified as partnerships for US federal income tax purposes, grantor trusts, or other pass- through entities (and investors therein);

•                  Holders who acquired their Sundance ADRs or Sundance Shares through the exercise of options or otherwise as compensation;

•                  Holders who hold their Sundance ADRs or Sundance Shares (or Holdco Shares after the Scheme) as part of a hedge, straddle, constructive sale, conversion transaction, or other integrated transaction for US federal income tax purposes;

•                  A person that is or may have been liable for alternative minimum tax;

•                  Regulated investment companies;

•                  Real estate investment trusts;

•                  Investors subject to special tax accounting rules as a result of any item of gross income with respect to the ADRs or common stock being taken into account in an applicable financial statement; or

•                  Holders that have a functional currency other than the US dollar.

In addition, this summary does not address any aspect of foreign, state, local, alternative minimum, estate, gift or other tax law that may be applicable to a holder. This summary is intended to provide only a general summary of certain US federal income tax consequences of the Scheme to holders of Sundance ADRs and Sundance Shares and post Scheme ownership and disposition of Holdco Shares. The US federal income tax laws are complex and subject to varying interpretation. Accordingly, the Internal Revenue Service (IRS) may not agree with the tax consequences described in this Scheme Booklet, and there is no assurance that the IRS’ position would not be sustained in a court. Each  holder of Sundance ADRs and Sundance Shares should consult their own tax advisor regarding the US federal, state, local, non-US and other tax consequences to them of the receipt of Holdco Shares in exchange for Sundance ADRs and Sundance Shares pursuant to the Scheme, and the ownership and disposition thereof.

For purposes of this summary, a “US Holder” is a beneficial owner of Sundance ADRs or Sundance Shares that is, for US federal income tax purposes:

•             an individual who is a citizen or resident of the United States;

•             a corporation, created in, or organized under the laws of, the United States or any state thereof or the District of Columbia;

•             an estate the income of which is includible in gross income for US federal income tax purposes regardless of its source; or

•             a trust (A) the administration of which is subject to the primary supervision of a US court and which has one or more US persons who have the authority to control all substantial decisions of the trust or (B) that has made a valid election to be treated as a US person under the Code.

If a partnership (or other entity treated as a “tax transparent” entity for US tax purposes) is the beneficial owner of Sundance ADRs or Sundance Shares, the tax treatment of a partner in the partnership (or interest holder in the “tax transparent” entity) will generally depend on the status of the partner (or interest holder) and the activities of the partnership (or “tax transparent” entity). In general, for US federal income tax purposes, US Holders of ADRs will be treated as the beneficial owners of the underlying common stock represented by the ADRs.

A Non-US Holder is a beneficial owner (other than a partnership) of Sundance ADRs or Sundance Shares that is not a US Holder (defined above). The following discussion assumes that a Non-US Holder does not have a trade or business (or permanent establishment) in the US.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR US FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR SHARES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR FOREIGN TAX LAWS AND ANY OTHER US FEDERAL TAX LAWS.

Subject to the foregoing discussion, material US federal income tax consequences may be found below as follows:

•             Material US federal income tax consequences of the Scheme to US Holders: Section 10.2(a)(i)

•             Material US federal income tax consequences of the Scheme to Non-US Holders: Section 10.2(a)(ii)

•             Material US federal income tax consequences to US Holders of holding and disposing of Holdco Shares post-Scheme: Section 10.2(b)(i)

•             Material US federal income tax consequences to Non-US Holders of holding and disposing of Holdco Shares post-Scheme: Section 10.2(b)(ii).

(a)              Material US Federal Income Tax Consequences of the Scheme

The exchange of Sundance ADRs and Sundance Shares for Holdco Shares pursuant to the Scheme, followed by a transfer of all of the assets of Sundance to Holdco, is intended to be treated as part of an asset reorganization described in Section 368(a) of the Code in which no gain or loss is recognised to Sundance or Holdco. This summary assumes that the exchange of Sundance ADRs and Sundance Shares for Holdco Shares pursuant to the Scheme will be treated as part of an asset reorganization described in Section 368(a) of the Code.

(i)                         US Holders

(A)                     Passive Foreign Investment Company

The Code provides special, generally adverse, rules regarding sales, exchanges and other dispositions of shares of stock of a passive foreign investment company (PFIC). A foreign corporation will be treated as a PFIC for any taxable year if at least 75% of its gross income for the taxable year is passive income or at least 50% of its gross assets during the taxable year, based on a quarterly average and generally by value, produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from assets that produce passive income. In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Based on our business results and composition of our assets, we do not believe that we have been a PFIC for US federal income tax purposes. Similarly, based on our business projections and the anticipated composition of our assets for the current year, we do not expect that we will be a PFIC for the current taxable year. However, a separate determination is required after the close of each taxable year as to whether we are a PFIC. If our actual business results do not match our projections, it is possible that we may become a PFIC in the current taxable year (prior to the Scheme). The below discussion assumes we are not, will not and have not been a PFIC at any point prior to the completion of the Scheme.

US Holders are urged to contact their own tax advisor regarding the determination of whether we are a PFIC for any taxable year during which they held Sundance ADRs or Sundance Shares, and the implications of such determination on the US federal income tax consequences of the Scheme to US Holders.

(B)                     Exchange of Sundance ADRs and Sundance Shares for Holdco Shares

Subject to the exceptions described below, a US Holder will generally recognise any gain on the exchange of Sundance ADRs or Sundance Shares for Holdco Shares. A US Holder will not recognise any loss with respect to the Scheme, except that US Holders that receive cash (from dispositions of fractional shares or because they are an Ineligible Foreign Shareholder or Selling Shareholder) may be able to recognise a loss, if any.

A US Holder may, in lieu of recognizing gain, make an election to include as a deemed dividend the “all earnings and profits amount” attributable to such US Holder’s Sundance ADRs or Sundance Shares in accordance with Treasury regulations under Section 367(b) of the Code. In order to make such an election, the US Holder must provide notification to

Sundance or Holdco (Sundance’s successor for US federal income tax purposes) prior to filing such election.

If the value of a US Holder’s Sundance ADRs and Sundance Shares as of the date of the Scheme is less than $50,000, then the aforementioned requirements to either recognise gain or include the “all earnings and profits amount” will not be applicable. Any such US Holder will recognise no gain or loss with respect to the Scheme, except that US Holders that receive cash (from dispositions of fractional shares or because they are an Ineligible Foreign Shareholder or Selling Shareholder) may recognise gain or loss, if any.

US Holders are urged to contact their own tax advisor regarding the reporting requirements and information statements that could potentially be applicable with respect to the Scheme and any consequences, including penalties, potentially applicable as a result of a failure to meet such requirements.

(C)                    Receipt of Holdco Shares

US Holders will have an aggregate adjusted US federal tax basis in the Holdco Shares received pursuant to the Scheme equal to their aggregate adjusted US federal tax basis in the Sundance ADRs and Sundance Shares surrendered, increased by the amount of any gain recognised, or, if the election described above is made, by the “all earnings and profits amount” attributable to such US Holder’s Sundance ADRs or Sundance Shares. Thus, to the extent a US Holder has a loss in its Sundance ADRs or Sundance Shares, such loss generally will be preserved. The holding period for Holdco Shares received pursuant to the Scheme will generally include the holding period of Sundance ADRs and Sundance Shares surrendered pursuant to the Scheme.

US Holders who (i) receive cash in lieu of fractional Holdco Shares in the Scheme or (ii) are Ineligible Foreign Shareholders or Selling Shareholders will generally be treated as having received such fractional Holdco Shares (in the case of Sundance Shareholders who receive fractional shares) or the Holdco Shares to which they would have been entitled (in the case of Ineligible Foreign Shareholders or Selling Shareholders), and then having received cash in exchange for such fractional Holdco Shares. Any such US Holder will generally recognise gain or loss equal to the amount of the cash received less the US Holder’s adjusted US federal tax basis in the Holdco Shares deemed received and sold. Such gain or loss will generally be capital gain or loss. If the US Holder (taking into account such US Holder’s holding period in the Sundance ADRs or Sundance Shares surrendered) has a holding period in the Holdco Shares sold of more than one year, such capital gain or loss will be long-term capital gain or loss. The deductibility of capital losses is subject to significant limitations.

(ii)                     Non-US Holders

(A)                     Exchange of Sundance ADRs and Sundance Shares for Holdco Shares

Non-US Holders will generally not recognise any gain or loss as a result of the Scheme, except that Non-US Holders that receive cash (from dispositions of fractional shares or because they are an Ineligible Foreign Shareholder or Selling Shareholder) may recognise gain or loss, if any.

Non-US Holders are urged to contact their own tax advisor regarding the reporting requirements and information statements that could potentially be applicable with respect to the Scheme and any consequences, including penalties, potentially applicable as a result of a failure to meet such requirements.

(B)                     Receipt of Holdco Shares

Non-US Holders will have an aggregate adjusted US federal tax basis in the Holdco Shares received pursuant to the Scheme equal to their aggregate adjusted US federal tax basis in the Sundance ADRs and Sundance Shares surrendered. The holding period for Holdco Shares received pursuant to the Scheme will generally include the holding period of Sundance ADRs and Sundance Shares surrendered pursuant to the Scheme.

The consequences to Non-US Holders who (i) receive cash in lieu of fractional Holdco Shares in the Scheme or (ii) are Ineligible Foreign Shareholders or Selling Shareholders will generally be the same as those with respect to US Holders who receive cash in lieu of fractional Holdco Shares or are Ineligible Foreign Shareholders or Selling Shareholders. Subject to the considerations described in “Non-US Holders - Sale or Other Disposition of Sundance Shares” below, any gain recognised by a Non-US Holder with respect to Holdco Shares will generally not be subject to US federal income taxation.

(b)                       Material US Federal Income Tax Consequences of Holding and Disposing of Holdco Shares Post-Scheme

(i)                         US Holders

(A)                     Sale or Other Disposition of Holdco Shares

A US Holder will generally recognise gain or loss on a sale or other disposition of Holdco Shares equal to the difference, if any, between the fair market value of the Holdco Shares sold and such US Holder’s adjusted US federal tax basis in the Holdco Shares. Such gain or loss will generally be capital gain or loss. If the US Holder has a holding period in the Holdco Shares sold of more than one year, such capital gain or loss will be long-term capital gain or loss. Generally, for US Holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to US federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.

(B)                     Distributions on Holdco Shares

Distributions, if any, paid on Holdco Shares will be treated as dividends to the extent of Holdco’s current and accumulated earnings and profits. Amounts treated as dividends will generally be includable in a US Holder’s gross income in the year actually or constructively received. Any amount distributed in excess of Holdco’s current earnings and profits will first  be treated as a tax-free return of capital to the extent of a US Holder’s basis in the Holdco Shares with respect to which the distribution was received. Amounts in excess of a US Holder’s basis in the Holdco Shares will be treated as capital gain subject to the treatment described above in “Sale or Other Disposition of Holdco Shares.” Generally, for US Holders who are individuals (as well as certain trusts and estates), dividends paid by us will be subject to US federal income tax at preferential rates.

(C)                    Information Reporting and Backup Withholding

US backup withholding tax and information reporting requirements will generally apply to payments to non-corporate holders of Holdco Shares. Information reporting will apply to payments of dividends on, and to proceeds from the disposition of, Holdco Shares by a paying agent within the United States to a US Holder, other than US Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, Holdco Shares within the United States to US Holders (other than US Holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. US Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder’s US federal income tax liability. A US Holder generally may obtain a refund of any amounts withheld under the backup withholding rules in excess of such US Holder’s US federal income tax liability by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

(ii)                     Non-US Holders

(A)                     Sale or Other Disposition of Holdco Shares

If Holdco is considered a “United States real property holding corporation” (“USRPHC”) within the meaning of Section 897 of the Code, or has been a USRPHC in the five year period ending on the date of sale or other disposition then, absent an exception, a Non-US Holder’s gain, if any, on the sale of Holdco Shares will be treated as effectively connected with the conduct of a US trade or business. We expect that Holdco will be treated as a USRPHC immediately after the Scheme. Assuming so and except as described below for certain 5% or less shareholders, Non-US Holders will be subject to US federal income taxation on any gain treated as effectively connected with the conduct of a US trade or business at the rates generally applicable to US persons. Additionally, a purchaser of Holdco Shares from a Non- US Holder may withhold 15% of the purchase price.

Gain recognised by Non-US Holders who have directly, indirectly, and constructively owned 5 percent or less of the outstanding Holdco Shares during the 5-year period ending on the date of any sale or disposition will generally not be treated as effectively connected with a US trade or business and will therefore not be subject to US taxation as described immediately above, provided that Holdco Shares are regularly traded on an established securities market. Holdco Shares generally will be considered to be regularly traded on an established securities market if they are regularly quoted by brokers or dealers making a market in such interests. If the Holdco Shares are not considered regularly traded, then the exception for Non-US Holders who have owned 5 percent or less of the Holdco Shares described above will not be applicable.

(B)                     Distributions on Holdco Shares

Distributions, if any, paid on Holdco Shares will be treated as dividends to the extent of Holdco’s current and accumulated earnings and profits. Any amount distributed in excess of Holdco’s current earnings and profits will first be treated as a tax-free return of capital to the extent of a US Holder’s basis in the Holdco Shares with respect to which the distribution was received. Amounts in excess of a US Holder’s basis in the Holdco Shares will be treated as capital gain subject to the treatment described above in “Sale or Other Disposition of Holdco Shares.”

Dividends paid to a Non-US Holder will generally be subject to withholding tax at a 30% rate unless the Non-US Holder is eligible for the benefits of an income tax treaty that provides for a reduced rate of withholding and such Non-US Holder establishes its eligibility for the reduced rate by providing a valid Form W-8BEN or Form W-8BEN-E (or other applicable documentation). If a Non-US Holder is eligible for a reduced rate of withholding, such Non-US Holder may file a refund claim with the IRS for a refund of any amounts withheld in excess of such reduced rate.

Although distributions that are treated as a return of capital or as capital gain are generally not subject to withholding, distributions from USRPHCs are generally subject to withholding. As noted above, it is anticipated that Holdco will be treated as a USRPHC immediately after the Scheme. Accordingly, it is anticipated that Holdco will withhold 15% of any amount distributed that is not a dividend. Non-US Holders can file a US tax return and claim a refund of any amount withheld with respect to a return of capital distribution or a capital gain distribution (to the extent the amount withheld exceeds such Non-US Holder’s tax due). For more information regarding the potential availability (to certain Non-US Holders) of an Australian FITO with respect to any amount withheld, please see section 10.1(c)(i)(C).

(C)                    Information Reporting and Backup Withholding

Payments to Non-US Holders of dividends on Holdco Shares will generally not be subject to backup withholding, and payments of proceeds made to Non-US Holders by brokers upon a sale of Holdco Shares will generally not be subject to information reporting or backup withholding, in each case so long as the Non-US Holder certifies its non-resident status (and Holdco or its paying agent do not have actual knowledge or reason to know that the Non-US Holder is a US person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim a reduced rate of withholding under an income tax treaty described above in “Distributions on Holdco Shares” will generally satisfy the certification requirements necessary to avoid backup withholding. Copies of information returns with respect to dividends that are filed with the IRS may also be made available to tax authorities of the country in which the Non-US Holder resides.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Non-US Holder’s US federal income tax liability. A Non-US Holder generally may obtain a refund of any amounts withheld under the backup withholding rules in excess of such Non-US Holder’s US federal income tax liability by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

(D)                    Additional FATCA Withholding

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (commonly referred to as the Foreign Account Tax Compliance Act or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on payments of dividends if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution enters into an agreement with the United States Department of the Treasury to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution which entered into the agreement in (1) above, the diligence and reporting requirements include, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. An intergovernmental agreement governing FATCA between the United States and an applicable foreign country may modify the requirements described in this paragraph.

The FATCA withholding tax will apply to all “withholdable payments” (as defined in the Code) without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from or reduction of withholding tax pursuant to an applicable tax treaty with the United States or under other provisions of the Code. Non-US Holders are urged to consult their tax advisors regarding the potential application of withholding under FATCA to their investment in Holdco Shares.

THE US FEDERAL INCOME TAX SUMMARY SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. HOLDERS OF SUNDANCE ADRS, SUNDANCE SHARES, AND AFTER THE SHARE SCHEME, HOLDCO SHARES, SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDERS OF THE SHARE SCHEME, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, AND NON-US TAX LAWS.

11.                               Additional Information

11.1                        Introduction

This Section 11 sets out additional information required pursuant to the Corporations Act and the Corporations Regulations in respect of the Scheme, as well as some other relevant information.

11.2                        Interests of Sundance Directors

(a)                                 Interests of Sundance Directors in Sundance Shares and Sundance RSUs

As at the date of this Scheme Booklet, the following Sundance Directors had Relevant Interests in Sundance Shares and Sundance RSUs:

Name	Number of Sundance Shares	Number of Sundance RSUs
Michael D. Hannell	286,700	0
Eric P. McCrady	788,864	6,627,380
Damien A. Hannes	1,439,748	0
H. Weldon Holcombe	185,370	0
Neville W. Martin	169,022	0
Judith D. Buie	197,000	0
Thomas L. Mitchell	108,550	0

(b)                                 Dealings in Sundance Shares

No director of Sundance has acquired or disposed of a Relevant Interest in any Sundance Shares or Sundance RSUs in the four month period ending on the date immediately before the date of this Scheme Booklet, except Ms. Judith D. Buie who acquired 197,000 Sundance Shares on 6 May 2019 and Eric P. McCrady who acquired 6,254,960 RSUs on 27 June 2019.

(c)                                  Interests in Holdco Shares

As at the date of this Scheme Booklet, no Sundance Director has Relevant Interests in Holdco Shares or any other marketable securities of Holdco.

11.3                        Holdco’s interests in Sundance Shares

(a)                                 Holdco’s interests

As at the date of this Scheme Booklet, Holdco holds no Relevant Interest in any Sundance Shares.

(b)                                 Interests of Holdco Directors in Sundance Shares

As described in Section 6.3, all current Sundance Directors are directors of Holdco. Accordingly, as at the date of this Scheme Booklet, the directors of Holdco have a Relevant

Interest in the same Sundance Shares that they have as Sundance Directors, as set out  above in Section 11.2(a).

11.4                        Benefits and agreements

(a)                                 Payments in connection with retirement from office

There is no payment or other benefit that is proposed to be made or given to any Sundance Director, secretary or executive officer of Sundance (or any of its Related Bodies Corporate) as compensation for the loss of, or as consideration for or in connection with his or her retirement from, office in Sundance or any of its Related Bodies Corporate.

(b)                                 No collateral benefits offered by Holdco in the last four months

During the four month period before the date of this Scheme Booklet, neither Holdco, a director of Holdco or any Associate of Holdco gave, or offered to give or agreed to give a benefit to another person which was likely to induce the other person or an Associate of the other person to:

(1)                                vote for the Scheme; or

(2)                                dispose of any Sundance Shares,

which benefit was not offered to all Sundance Shareholders.

(c)                                  Agreements or arrangements connected with or conditional on the Scheme

Other than as set out below or as set out elsewhere in this Scheme Booklet, there are no agreements or arrangements made between any Sundance Director and another person in connection with, or conditional on, the outcome of the Scheme other than in their capacity as a Sundance Shareholder.

(d)                                 Benefits under the Scheme

Other than as set out in this Scheme Booklet, no Sundance Director, secretary or executive officer of Sundance (or any of its Related Bodies Corporate) has agreed to receive, or is entitled to receive, any payment or benefit from Holdco which is conditional on, or is related to, the Scheme, other than in their capacity as a Sundance Shareholder.

(e)                                  Third party consents for implementation of the Scheme

Sundance is party to the Term Loan, the Revolving Facility and swap agreements (the Swap Agreements, and together the Material Contracts). Under the Material Contracts, Sundance is required to keep in full force and existence (Term Loan and Revolving Facility) and to comply with its obligations (Swap Agreements). The Scheme is not expected to trigger an Event of Default as defined in the Term Loan and the Revolving Facility nor a Termination Event as defined in the Swap Agreements. Therefore, Sundance does not expect to need to secure the consent of its counterparties to the Material Contracts to implement the Scheme.

11.5                        Material Sundance litigation

As at the date of this Scheme Booklet, Sundance or a Related Body Corporate of Sundance is not aware of any litigation, claim or assessments that may require recognition of a material contingent liability.

11.6                        Creditors of Sundance

The Scheme, if implemented, is not expected to materially prejudice Sundance’s ability to pay its creditors as it involves the acquisition of securities in Sundance for consideration provided by a third party. No material new liability (other than transaction costs) is expected to be incurred by Sundance as a consequence of the implementation of the Scheme. Sundance has paid and is paying all of its creditors within normal terms and is solvent and trading in an ordinary commercial manner.

11.7                        Regulatory relief

As at the date of this Scheme Booklet, it is not anticipated that any other ASIC or ASX consents or approvals are necessary to implement the Scheme.

11.8                        Notice to foreign shareholders

This Scheme Booklet and the Scheme do not constitute an offer of securities in any  jurisdiction in which it would be unlawful. This Scheme Booklet may not be distributed, and the Holdco Shares may not be offered, outside Australia except to the extent provided below.

(a)                                 Cayman Islands

No offer or invitation to subscribe for Holdco Shares may be made to the public in the Cayman Islands.

(b)                                 France

This document has not been, and will not be, registered with or approved by any national securities regulator in France. Accordingly, this document may not be made available, nor may the Holdco Shares be offered for sale, in France except in circumstances that do not require a prospectus under Article 1(4) of Regulation (EU) 2017/1129 of the European Parliament and the Council of the European Union (the “Prospectus Regulation”).

In accordance with Article 1(4) of the Prospectus Regulation, an offer of Holdco Shares in France is limited:

•                  to persons who are “qualified investors” (as defined in Article 2(e) of the Prospectus Regulation);

•                  to fewer than 150 natural or legal persons (other than qualified investors); or

•                  in any other circumstance falling within Article 1(4) of the Prospectus Regulation.

(c)                                  Germany

This document has not been, and will not be, registered with or approved by any national securities regulator in Germany. Accordingly, this document may not be made available, nor may the Holdco Shares be offered for sale, in Germany except in circumstances that do not require a prospectus under Article 1(4) of Regulation (EU) 2017/1129 of the European Parliament and the Council of the European Union (the “Prospectus Regulation”).

In accordance with Article 1(4) of the Prospectus Regulation, an offer of Holdco Shares in Germany is limited:

•                  to persons who are “qualified investors” (as defined in Article 2(e) of the Prospectus Regulation);

•                  to fewer than 150 natural or legal persons (other than qualified investors); or

•                  in any other circumstance falling within Article 1(4) of the Prospectus Regulation.

(d)                                 Hong Kong

WARNING - The contents of this Scheme Booklet have not been reviewed or approved by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the Scheme. If you are in any doubt about any of the contents of this Scheme Booklet, you should obtain independent professional advice.

This Scheme Booklet does not constitute an offer or invitation to the public in Hong Kong to acquire or subscribe for or dispose of any securities. This Scheme Booklet also does not constitute a prospectus (as defined in section 2(1) of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong)) or notice, circular, brochure or advertisement offering any securities to the public for subscription or purchase or calculated to invite such offers by the public to subscribe for or purchase any securities, nor is it an advertisement, invitation or document containing an advertisement or invitation falling within the meaning of section 103 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or cause to be issued this Scheme Booklet in Hong Kong, other than to persons who are “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance or which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance.

No person may issue or have in its possession for the purposes of issue, this Scheme Booklet or any advertisement, invitation or document relating to these securities, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than any such advertisement, invitation or document relating to securities that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder.

Copies of this Scheme Booklet may be issued to a limited number of persons in Hong Kong in a manner which does not constitute any issue, circulation or distribution of this Scheme Booklet, or any offer or an invitation in respect of these securities, to the public in Hong Kong. The document is for the exclusive use of Sundance Shareholders in connection with the Scheme, and no steps have been taken to register or seek authorisation for the issue of this Scheme Booklet in Hong Kong.

This Scheme Booklet is confidential to the person to whom it is addressed and no person to whom a copy of this Scheme Booklet is issued may issue, circulate, distribute, publish,

reproduce or disclose (in whole or in part) this Scheme Booklet to any other person in Hong Kong or use for any purpose in Hong Kong other than in connection with the consideration of the Scheme by the person to whom this Scheme Booklet is addressed.

(e)                                  Lithuania

This document has not been, and will not be, registered with or approved by any national securities regulator in Lithuania. Accordingly, this document may not be made available, nor may the Holdco Shares be offered for sale, in Lithuania except in circumstances that do not require a prospectus under Article 1(4) of Regulation (EU) 2017/1129 of the European Parliament and the Council of the European Union (the “Prospectus Regulation”).

In accordance with Article 1(4) of the Prospectus Regulation, an offer of Holdco Shares in Lithuania is limited:

•                  to persons who are “qualified investors” (as defined in Article 2(e) of the Prospectus Regulation);

•                  to fewer than 150 natural or legal persons (other than qualified investors); or

•                  in any other circumstance falling within Article 1(4) of the Prospectus Regulation.

(f)                                   New Zealand

This Scheme Booklet is not a New Zealand disclosure document and has not been registered, filed with or approved by any New Zealand regulatory authority under or in accordance with the Financial Markets Conduct Act 2013 (or any other relevant New Zealand law). The offer of Holdco Shares under the Scheme is being made to existing shareholders of Sundance in reliance upon the Financial Markets Conduct (Incidental Offers) Exemption Notice 2016 and, accordingly, this Scheme Booklet may not contain all the information that a disclosure document is required to contain under New Zealand law.

(g)                                 Singapore

This Scheme Booklet and any other document or material in connection with the offer, sale or distribution, or invitation for subscription, purchase or receipt of Holdco Shares have not been and will not be registered as a prospectus with the Monetary Authority of Singapore and this offering is not regulated by any financial supervisory authority pursuant to any legislation in Singapore. Accordingly, statutory liabilities in connection with the contents of prospectuses under the Securities and Futures Act, Cap. 289 (the “SFA”) will not apply.

This Scheme Booklet and any other document or material in connection with the offer, sale or distribution, or invitation for subscription, purchase or receipt of Holdco Shares may not be offered, sold or distributed, or be made the subject of an invitation for subscription, purchase or receipt, whether directly or indirectly, to persons in Singapore except pursuant to exemptions in Subdivision (4) Division 1, Part XIII of the SFA, including the exemption under section 273(1)(c) of the SFA, or otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the SFA.

Any offer is not made to you with a view to Holdco Shares being subsequently offered for sale to any other party. You are advised to acquaint yourself with the SFA provisions relating to on- sale restrictions in Singapore and comply accordingly.

The investments contained or referred to in this document may not be suitable for you and it is recommended that you consult an independent investment advisor if you are in doubt about such investment. Nothing in this document constitutes investment, legal, accounting or tax advice or a representation that any investment or strategy is suitable or appropriate to your individual circumstances or otherwise constitutes a personal recommendation to you.

Neither Sundance nor Holdco is in the business of dealing in securities or hold itself out or purport to hold itself out to be doing so. As such, Sundance and Holdco are neither licensed nor exempted from dealing in securities or carrying out any other regulated activities under the SFA or any other applicable legislation in Singapore.

(h)                                 Thailand

This Scheme Booklet is not intended to be an offer, sale or invitation for subscription or purchase of securities in Thailand. This Scheme Booklet has not been registered as a prospectus with the Office of the Securities and Exchange Commission of Thailand. Accordingly, this Scheme Booklet and any other document relating to the Schemes may not be circulated or distributed, nor may Holdco Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public in Thailand.

(i)                                    United Kingdom

Neither this Scheme Booklet nor any other document relating to the Scheme has been delivered for approval to the Financial Conduct Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the Holdco Shares.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 FSMA) received in connection with the issue of the Holdco Shares has only been communicated, and will only be communicated, in the United Kingdom in circumstances in which section 21(1) FSMA does not apply to Sundance. In the United Kingdom, this Scheme Booklet is being distributed only to, and is directed at, persons to whom it may lawfully be distributed or directed within the circumstances described in Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and/or any other persons to whom it may lawfully be communicated (all such persons being referred to as “Relevant Persons”).

The investment to which this Scheme Booklet relates is available only to, and any invitation, offer or agreement to purchase will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this Scheme Booklet or any of its contents.

(j)                                    United States

Sundance and Holdco intend to rely on an exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof in connection with the consummation of the Scheme and the issuance of Holdco Shares. Approval of the Scheme by the Court will be relied upon by Sundance and Holdco for purposes of qualifying for the Section 3(a)(10) exemption.

US shareholders of Sundance should note that the Scheme is made for the securities of an Australian company in accordance with the laws of Australia. The Scheme is subject to disclosure requirements of Australia that are different from those of the United States.

Any financial statements included in this Scheme Booklet have been prepared in accordance with Australian Accounting Standards and may not be comparable to the financial statements of US companies. Australian corporations must comply with Australian Accounting Standards, which contain Australian equivalents to International Financial Reporting Standards.

It may be difficult for you to enforce your rights and any claim you may have arising under US federal securities laws since Sundance is incorporated in Australia and some of its directors are residents of Australia. You may not be able to sue Sundance or its directors in Australia for violations of the US securities laws. It may be difficult to compel Sundance and its affiliates to subject themselves to a US court’s judgment.

The Scheme Booklet has not been filed with or reviewed by the US Securities and Exchange Commission or any state securities authority and none of them has passed upon or endorsed the merits of the Scheme or the accuracy, adequacy or completeness of the Scheme Booklet. Any representation to the contrary is a criminal offence.

The Holdco Shares to be issued pursuant to the Scheme have not been, and will not be, registered under the US Securities Act or the securities laws of any US state or other jurisdiction. The Scheme is not being made in any US state or other jurisdiction where it is not legally permitted.

11.9                        Consents and disclaimers

(a)                                 Consent to be named

The following persons have given and have not, before the time of registration of this Scheme Booklet with ASIC, withdrawn their consent to be named in this Scheme Booklet in the form and context in which they are named:

(1)                                 KPMG as the Independent Expert;

(2)                                 Holdco;

(3)                                 Baker McKenzie as the Australian and US legal and tax advisor to Sundance; and

(4)                                 Computershare Investor Services Pty Limited as the Sundance Share Registry.

(b)                                 Consent to the inclusion of statements

This Scheme Booklet contains statements made by, or statements said to be based on statements made by:

(1)                                 Holdco in respect of the Holdco Information only; and

(2)                                 KPMG as the Independent Expert.

Each of those persons named above has consented to the inclusion of each statement it has made in the form and context in which the statements appear and has not withdrawn that consent at the date of this Scheme Booklet.

(c)                                  Disclaimers of responsibility

Each person named in Sections 11.9(a) and 11.9(b):

(1)                                 has not authorised or caused the issue of this Scheme Booklet;

(2)                                 does not make, or purport to make, any statement in this Scheme Booklet or any statement on which a statement in this Scheme Booklet is based, other than:

•                  Holdco in respect of the Holdco Information; and

•                  KPMG, in relation to its Independent Expert’s Report.

(3)                                 to the maximum extent permitted by law, expressly disclaims all liability in respect of, makes no representation regarding, and takes no responsibility for, any part of this Scheme Booklet other than a reference to its name and the statement (if any) included in this Scheme Booklet with the consent of that party as specified in Sections 11.9(a) and 11.9(b).

11.10                 Fees and interests of advisors

Each of the persons named in Section 11.9(a) and 11.9(b) (other than Holdco and Computershare Investor Services Pty Limited) as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Scheme Booklet will be entitled to receive professional fees charged in accordance with their normal basis of charging. Sundance has paid, or agreed to pay:

•                  KPMG approximately A$55,000 to A$65,000 (excluding GST);

•                  Baker McKenzie approximately US$1,000,000 (excluding GST).

11.11                 Supplementary disclosure

Sundance will issue a supplementary document to this document if it becomes aware of any of the following between the date of lodgement of this document for registration by ASIC and the Scheme Meeting:

•                  a material statement in this document being misleading or deceptive;

•                  a material omission from this document;

•                  a significant change affecting a matter included in this document; or

•                  a significant new matter arising which would have been required to be included in this document.

The form which the supplementary document may take, and whether a copy will be sent to each Sundance Shareholder, will depend on the nature and timing of the new or changed circumstances. Any such supplementary document will be made available on Sundance’s website at www.sundanceenergy.com.au and released to the ASX (and accordingly, available from the ASX’s website at www.asx.com.au).

11.12                 Other material information

Other than as set out in this Scheme Booklet, as at the date of this Scheme Booklet, there is no information material to the making of a decision in relation to the Scheme, being information which is in the knowledge of Sundance, Holdco, any director of Sundance or Holdco or any of their Related Bodies Corporate which has not been previously disclosed to Sundance Shareholders.

12.                               Glossary and interpretation

The meanings of the terms used in this Scheme Booklet are set out below.

Term	Meaning

$	the lawful currency of the United States.

A$ or AUD	the lawful currency of the Commonwealth of Australia.

ADR	American Depositary Receipt

ADR Holder	A person that holds ADRs

ADR Depositary	The Bank of New York Mellon, as depositary with respect to the ADR program

Affiliate

has the meaning given in Rule 405 of the US Securities Act, being a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, controlling or is under common control with Holdco, and is likely to include:

• the directors of Holdco and Sundance;

• the executive officers of Holdco; and

• significant shareholders of Holdco (i.e., those shareholders holding at least 10% of the issued shares of Holdco).

ASIC	the Australian Securities and Investments Commission.

Associate	has the same meaning as in section 12 of the Corporations Act.

ASX	ASX Limited.

ASX Listing Rules	the Listing Rules of ASX.

ASX Settlement	ASX Settlement Pty Ltd (ABN 49 008 504 532).

ASX Settlement Operating Rules	the operating rules of ASX Settlement which govern the administration of CHESS.

Bbl	One stock tank barrel, or 42 U.S. gallons liquid volume, of oil or other liquid hydrocarbons.

Business Day	a day that is not a Saturday, Sunday or public holiday in Sydney, Australia.

CHESS	the clearing house electronic sub-register system of share transfers operated by ASX Settlement.

Conditions Precedent	the conditions precedent set out in clause 3.1 of the Scheme Implementation Agreement as summarised in Section 8.2.

Term	Meaning

Corporations Act	the Corporations Act 2001 (Cth).

Corporations Regulations	the Corporations Regulations 2001 (Cth).

Court	the Federal Court of Australia or such other Court of competent jurisdiction under the Corporations Act agreed in writing by Sundance and Holdco.

Deed Poll	a deed poll substantially in the form of Annexure F to this Scheme Booklet.

Effective	the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme.

Effective Date	the date on which the Scheme becomes Effective.

End Date	31 December 2019 or such later date as Sundance and Holdco may agree in writing.

Exchange Act	the Securities Exchange Act of 1934.

E&P	exploration and production

First Court Date

the first day on which an application made to the Court, in accordance with the Scheme Implementation Agreement, for orders under section 411(1) of the Corporations Act convening the Scheme Meeting to consider the Scheme is heard.

Government Agency

any foreign or Australian government or governmental, semi- governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any state or territory.

Holdco	Sundance Energy Inc. (a US company incorporated in accordance with the laws of Delaware).

Holdco Board	the board of directors of Holdco.

Holdco Director	a member of the Holdco Board.

Term	Meaning

Holdco Information	the information contained in:

• Sections 6 and 11.3; and

• Section 7 to the extent that Holdco has contributed to that information,

but does not include any information provided by Sundance to Holdco for the purposes of Holdco preparing information on Holdco.

Holdco Share	share of common stock of Holdco.

Holdco Share Registry	Computershare Trust Company, N.A.

Holdco Shareholder	a person who is registered in the register of members of Holdco as the holder of one or more Holdco Shares.

IFRS	the International Financial Reporting Standards.

Implementation Date	the 5th Business Day following the Scheme Record Date or such other day as Sundance and Holdco may agree.

Independent Expert	KPMG Financial Advisory Services (Australia) Pty Ltd.

Independent Expert’s Report	the report prepared by the Independent Expert dated 26 September 2019, a summary of which is set out in Section 9 and a complete copy of which is contained in Annexure A.

Ineligible Foreign Shareholder	the meaning given to that term in Section 4.9 of this Scheme Booklet.

KPMG	KPMG Financial Advisory Services (Australia) Pty Ltd, the Independent Expert.

Lenders	Morgan Stanley Energy Capital and Natixis.

Listing Rules	the official listing rules of ASX.

MBbls	thousand barrels.

MBoe	Thousand barrels of oil equivalent with 6,000 cubic feet of natural gas being equivalent to one barrel of oil.

Mcf	a thousand cubic feet.

MMcf	million cubic feet.

Nasdaq	the Nasdaq Stock Market operated by the Nasdaq Stock Market LLC.

Nasdaq Rules	the Nasdaq Rules for Companies issued by the Nasdaq Stock Market LLC, governing admission to and the operation

Term	Meaning

of Nasdaq, as amended or re-issued from time to time.

Notice of Meeting	the notice of meeting relating to the Scheme Meeting which is contained in Annexure D.

Proposed Transaction	the proposed re-domiciliation of Sundance to the United States via the Scheme.

Proxy Form	the proxy form for the Scheme Meeting which accompanies the version of this Scheme Booklet to be dispatched to each Sundance Shareholder.

Regulatory Authority

includes ASX or ASIC, a government or governmental, semi- governmental or judicial entity or authority, a minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government and any regulatory organisation established under statute.

Related Body Corporate	the meaning given in the Corporations Act.

Relevant Interest	the meaning given in sections 608 and 609 of the Corporations Act.

Sale Agent

the person to be appointed by Sundance to sell the Holdco Shares that are attributable to Ineligible Foreign Shareholders; Selling Shareholders, and the fractional Holdco Shares attributable to Scheme Shareholders under the terms of the Scheme.

Sale Election

means an election by a Selling Shareholder to have all (but not some) of the Holdco Shares to which the Selling Shareholder is entitled to under the Scheme sold by the Sale Agent through the Share Sale Facility, by lodging a Sale Election Form in accordance with the instructions on that form so that it is received by Sundance Share Registry before 5pm (Melbourne time) on the Scheme Record Date at the following address: GPO Box 1282 Melbourne, Victoria 3001, Australia.

Sale Election Form	means the form to be completed by each Selling Shareholder for the Sale Election.

Scheme

the scheme of arrangement under which all Scheme Shares will be transferred to Holdco in accordance with Part 5.1 of the Corporations Act, substantially in the form of Annexure E together with any amendment or modification made pursuant to section 411(6) of the Corporations Act.

Scheme Booklet	this document.

Scheme Consideration	the consideration described in Section 4.8.

Term	Meaning

Scheme Implementation Agreement

the Scheme Implementation Agreement between Sundance and Holdco dated 11 September 2019, the key terms of which are summarised in Section 8.2 and a complete version of which is contained in Sundance’s announcement to ASX on 11 September 2019.

Scheme Meeting	the meeting of Sundance Shareholders to be convened by the Court under section 411(1) of the Corporations Act in respect of the Scheme.

Scheme Record Date	7:00 pm on the third Business Day after the Effective Date or such other date as Sundance and Holdco agree.

Scheme Resolution	the resolution to agree to the terms of the Scheme.

Scheme Share	a Sundance Share held by a Scheme Shareholder as at the Scheme Record Date.

Scheme Shareholder	each person who is a Sundance Shareholder at the Scheme Record Date.

SEC	the US Securities and Exchange Commission.

Second Court Date	the first day on which an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme is heard.

Second Court Hearing	the hearing at which the Court is asked to approve the Scheme pursuant to section 411(4)(b) of the Corporations Act.

Selling Shareholder	means a shareholder who holds less than 50,000 Sundance Shares and who makes a valid Sale Election.

Share Sale Facility	The facility to be established by Sundance and managed by the Sale Agent under which:

(a) the Holdco Shares to which otherwise would be received by Ineligible Foreign Shareholders and Selling Shareholders; and

(b)   the aggregate fractional entitlements to Holdco Shares, will be sold in accordance with the Scheme and the agreement to be entered into between Sundance and the Sale Agent in relation to the Share Sale Facility.

Share Sale Facility Proceeds

The net cash proceeds from the sale of Holdco Shares sold through the Share Sale Facility, after deducting brokerage and other costs of sale, (calculated on a volume weighted average basis so that all Ineligible Foreign Shareholders, Selling Shareholders and Scheme Shareholders who have

Term	Meaning

fractional entitlements to Holdco Shares receive the same price for each whole Holdco Share sold).

Sundance or Company	Sundance Energy Australia Limited (ABN 76 112 202 883) and, where the context requires, includes Sundance and each of its subsidiaries.

Sundance Board	the board of directors of Sundance.

Sundance Constitution	the constitution of Sundance, as amended from time to time.

Sundance Director	a member of the Sundance Board.

Sundance Group	Sundance (or Holdco after the Implementation Date) and its direct and indirect subsidiaries.

Sundance Incentive Plan	Sundance Energy Australia Limited Long Term Incentive Plan (RSU), as amended.

Sundance Information	the information contained in this Scheme Booklet except for the Holdco Information and Independent Expert’s Report.

Sundance Register	the share register of Sundance.

Sundance RSUs	a restricted share unit to subscribe for a Sundance Share which has an expiry date which is after the Scheme Record Date.

Sundance Share	an ordinary share in the capital of Sundance.

Sundance Share Registry	Computershare Investor Services Pty Limited.

Sundance Shareholder	a person who is registered in the Sundance Register as a holder of one or more Sundance Shares.

US	the United States.

US GAAP	the generally accepted accounting principles applying in the US.

US Securities Act	the US Securities Act of 1933, as amended.

12.1                        Interpretation

In this Scheme Booklet:

(1)         other words and phrases have the same meaning (if any) given to them in the Corporations Act;

(2)         words of any gender include all genders;

(3)         words importing the singular include the plural and vice versa;

(4)         an expression importing a person includes any company, partnership, joint venture, association, corporation or other body corporate and vice versa;

(5)         a reference to a section or annexure, is a reference to a section of or annexure of, this Scheme Booklet as relevant;

(6)         a reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or re-enactments of any of them;

(7)         headings and bold type are for convenience only and do not affect the interpretation of this Scheme Booklet;

(8)         a reference to time is a reference to Sydney time unless specified otherwise;

(9)         a reference to Australian dollars, A$ and AUD is a reference to the currency of the Commonwealth of Australia;

(10)  a reference to $ or US$ is a reference to the currency of the United States;

(11)  an accounting term is a reference to that term as it is used in accounting standards under the Corporations Act, or, if not inconsistent with those standards, in accounting principles and practices generally accepted in Australia; and

(12)  the words “include”, “including”, “for example” or “such as” when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind.

Annexure A — Independent Expert’s Report

KPMG Financial Advisory Services	ABN: 43 007 363 215
(Australia) Pty Ltd	Telephone: +61 8 9263 7171
Australian Financial Services Licence No. 246901	Facs m le: +61 8 9263 7129
235 St Georges Terrace	www.kpmg.com.au
Perth WA 6000

The Directors

Sundance Energy Australia Limited

633 17th Street

Suite 1950

Denver, CO 80202

26 September 2019

Dear Directors

INDEPENDENT EXPERT REPORT AND FINANCIAL SERVICES GUIDE

PART ONE - INDEPENDENT EXPERT REPORT

1                                                         Introduction

Sundance Energy Australia Limited (Sundance or the Company) is proposing a restructure that will result in the redomicile of Sundance from Australia to the United States of America (US). The restructure will involve interposing a new company, Sundance Energy Inc (Holdco), as the ultimate holding company of Sundance (the Redomicile Transaction). Holdco will be incorporated in accordance with the laws of the US state of Delaware.

The Redomicile Transaction will be implemented via a scheme of arrangement (the Scheme), under which all of the Sundance shares currently held by Sundance shareholders (Sundance Shareholders) will be transferred to Holdco, in exchange for the issue of new Holdco common shares to the Sundance Shareholders. It is intended that Holdco will be a publicly reporting company in the US and its shares will be listed for trading on the Nasdaq Stock Exchange (Nasdaq) promptly following the implementation of the Scheme.

Sundance is an Australian public limited liability company registered under the Corporations Act 2001 (Cth) (the Corporations Act) and is currently listed on the securities exchange of ASX Ltd (ASX) with American Depositary Receipts (ADRs) also listed on the Nasdaq. As at 25 September 2019, Sundance had a closing market capitalisation of approximately A$127 million(1). Sundance’s principal activity is as an oil and gas producer; its principal assets comprise onshore oil and gas production and development interests in the Gulf Coast Basin located in South-Texas, US, specifically the Eagle Ford formation. Sundance’s registered office is located in Wayville, South Australia, however its corporate and operational headquarters are located in Denver, Colorado.

(1) Throughout this report, currency amounts are denoted as US$ or USD in respect of United States dollars and A$ or AUD in respect of Australian dollars

KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

Sundance believes the Redomicile Transaction will better position the Company to realise its strategic goals by, amongst other things:

•                 creating a corporate structure that is more aligned with the location and nature of the Company’s operations

•                 leading to a greater level of interest from the investment community.

Completion of the Redomicile Transaction requires the approval of Sundance Shareholders and the satisfaction of a number of conditions precedent, which are set out in Section 8.2 of the Scheme Booklet.

Following completion of the Redomicile Transaction, the executives, assets, operations and strategy of Sundance are expected to remain the same, and Sundance Shareholders will continue to hold virtually the same pro-rata interest in Holdco as they did in Sundance.(2)

Further detail in relation to the effect of the Redomicile Transaction and the conditions precedent are set out in Section 8 of the Scheme Booklet to which this report is attached.

The Directors of Sundance have requested KPMG Financial Advisory Services (Australia) Pty Ltd (of which KPMG Corporate Finance is a division) (KPMG Corporate Finance) prepare an Independent Expert Report (IER) for the benefit of Sundance Shareholders setting out whether, in our opinion, the Redomicile Transaction is in the best interests of Sundance Shareholders.

This report details KPMG Corporate Finance’s opinion as to the merits or otherwise of the Redomicile Transaction. This report should be considered in conjunction with and not independently of the information set out in the Scheme Booklet provided to the Sundance Shareholders in relation to the proposed Redomicile Transaction. Readers of this report are strongly encouraged to read the Scheme Booklet in its entirety before deciding whether or not to support the Scheme and thus the Redomicile Transaction.

KPMG Corporate Finance’s Financial Services Guide is contained in Part Two of this report.

(2) Other than those Sundance Shareholders deemed to be “Ineligible Foreign Shareholders” for the purpose of the Scheme as defined in Section 4.9 of the Scheme Booklet. Shares held by these parties will be realised on market for the benefit of the relevant shareholders and the net proceeds of sale returned to them. Ineligible Foreign Shareholders will no longer hold an interest in Sundance’s assets. Sundance management has advised that as at 19 September 2019 the number of shareholders expected to be deemed to be Ineligible Foreign Shareholders total 8, holding approximately 457,743 shares in aggregate, representing approximately 0.07% of Sundance total current shares on issue. In addition, fractional shares held by other shareholders after application of the proposed exchange ratio of one new Holdco common share for every 100 existing Sundance shares (Fractional Entitlements) will be aggregated and realised on market. As at 19 September 2019, Sundance had 6,672 shareholders, excluding shareholders expected to be Ineligible Foreign Shareholders. Accordingly the maximum number of current shares on issue likely to represent fractional entitlements after the 1 for 100 share consolidation is 660,528, being 6,672 x 99 shares, representing approximately 0.1% of Sundance’s shares currently on issue. The mechanism for the realisation of the holdings of Ineligible Foreign Shareholders and any Fractional Entitlements is set out at Section 4.9 of the Scheme Booklet.

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

2

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

2                                                         Technical requirements

Section 412(1) of the Corporations Act requires that an explanatory statement issued in relation to a proposed scheme of arrangement under Section 411 of the Corporations Act includes information that is material to the making of a decision by a member as to whether or not to approve the relevant proposal.

Part 3 of Schedule 8 of the Corporations Regulations specifies that the explanatory statement to be sent to shareholders must include a report prepared by an expert where either:

•                 a party to the scheme of arrangement has a shareholding of not less than 30% of the voting shares in the company; or

•                 the parties to the proposed scheme have a common director(s).

The independent expert must state whether, in the expert’s opinion, the proposed scheme of arrangement is in the best interests of the members of the body as a whole and set out the expert’s reasons for forming that opinion.

An IER is required to be prepared in the current circumstances as it is intended that Sundance and Holdco will have common directors following completion of the Redomicile Transaction.

2.1                                               Basis of assessment

In undertaking our work we have had regard to the guidance provided by the Australian Securities & Investments Commission (ASIC) in its Regulatory Guides and in particular Regulatory Guide 111 ‘Content of expert reports’ (RG 111), which provides that the primary matter to be considered by us in forming our opinion is whether the Redomicile Transaction is “in the best interests” of Sundance Shareholders. RG 111 indicates the principles and matters which it expects a person preparing an IER to consider when providing an opinion. RG 111 distinguishes between the analysis required for control transactions and other transactions.

RG 111.35 and 111.36 state that in the absence of a change of control, change in the underlying economic interests of security holders or selective treatment of different security holders, the issue of ‘value’ may be of secondary importance; and that in these circumstances, the expert should provide an opinion as to whether the advantages of the transaction outweigh the disadvantages.

RG 111.37 states that where such a transaction involves a scheme of arrangement and the expert concludes that the advantages of the transaction outweigh the disadvantages, the expert should conclude that the scheme is “in the best interests” of the members.

Whilst the method required for evaluating the transaction contemplated by the Scheme is not specified in RG 111, RG 111 sets out that any assessment by an expert should focus on the substance of the transaction rather than its legal form.

In the present circumstances, whilst completion of the Scheme will involve a change in control in that Holdco will hold the assets of Sundance, the underlying economic interests of the Sundance Shareholders will be virtually unchanged as a result of the Scheme, that is, Sundance Shareholders, as a whole, will effectively retain virtually the same existing ownership interest in the underlying assets of Sundance.

Accordingly, in the context of our report, we do not consider it appropriate to treat the Scheme as a control transaction. Rather the Redomicile Transaction will be in the best interests of Sundance

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

3

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

Shareholders if Sundance Shareholders, as a whole, are assessed as being, on balance, better off, or, at least, not worse off, if the Redomicile Transaction proceeds than if it does not.

In forming our opinion as to whether the Redomicile Transaction is in the best interests of Sundance Shareholders we have considered the following advantages and disadvantages:

•                 the potential operational and financial impacts as a result of the Redomicile Transaction

•                 taxation implications

•                 changes to shareholder rights

•                 implications of not approving the Scheme; and

•                 other matters relating to the Scheme and the Redomicile Transaction.

3                                                         Summary of opinion

In our opinion, the Scheme is, on balance, in the best interests of the Sundance Shareholders as a whole

At present, Sundance is an Australian domiciled company with substantially all of its operations, other than its head office in South Australia, located in the US. Whilst it is not expected that either the Scheme or the Redomicile Transaction as a whole will have an immediate material impact on the performance or value of the Company, and indeed many of the impacts are unable to be quantified at this time, it is expected the Redomicile Transaction may increase shareholder value over time.

The main reason for the Redomicile Transaction is to provide Sundance with better access to global equity markets, in particular the US market, and to better align the Company’s corporate structure with its assets and key commercial and operational functions.

As such, whilst Sundance Shareholders will be exchanging their Sundance shares for new common shares in Holdco, Sundance Shareholders will still hold virtually the same proportional economic interest in the assets of Sundance that they currently hold(3) and their Holdco common shares are expected to commence trading on the Nasdaq shortly after all required approvals for the transaction have been received. There will also be no material change to the business plan or the financial and operating strategies of Sundance as a result of the Redomicile Transaction.

As the majority of costs in relation to the Redomicile Transaction will have already been incurred prior to the date Sundance Shareholders meet to vote on the Scheme, and there is no fundamental change to the economic interest of Sundance Shareholders, Sundance Shareholders will materially also be in the same position, in relation to value, immediately following the completion of the Scheme as compared to if it is not completed.

Other matters considered by us to be material to any decision by Sundance Shareholders as to whether to support the Scheme and hence the Redomicile Transaction, are set out in the remainder of this section.

(3) Subject to any impact as a result of the realisation of those shares held by Sundance Shareholders determined to be Ineligible Foreign Shareholders for the purpose of the Scheme and any Fractional Entitlements, both of which are expected by Sundance management to be immaterial in the context of Sundance’s existing shareholder base.

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

4

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

Having considered each of these factors, we consider that, on balance, Sundance Shareholders as a whole will be better off if the Scheme, and hence the Redomicile Transaction, is completed.

Our opinion is based solely on information available as at the date of this report as set out in Appendix 2 of our report. We note that we have not undertaken to update our report for events or circumstances arising after the date of this report other than those of a material nature which would impact upon our opinion. We refer readers to the limitations and reliance on information section as set out in Section 5 of our report.

3.1                                               Advantages of the Redomicile Transaction

Primary listing in the US may result in a rerating of Sundance

Redomiciling to the US and listing on the Nasdaq will provide Holdco with greater access to a larger equity market where investors are more familiar with the onshore US oil and gas sector as compared to the Australian equity markets.

While Sundance currently has ADRs listed on the Nasdaq, as set out in the Scheme Booklet these only account for approximately 3.3% of Sundance’s total issued capital and voting and dividend rights attached to the underlying Sundance shares can be exercised only through the depositary who may be unable, in certain circumstances, to ensure participation in voting and dividends distribution. Consequently, Sundance ADRs may be less attractive to investors generally than other equity securities, such as directly held ordinary shares. If the Redomicile Transaction is completed, Holdco will list its common shares on the Nasdaq, providing US based investors a more accessible way to directly own shares in the Company, which may translate to increased interest and following by the US investment community.

Additionally, US based investors may have perceived there to be risks associated with investing in an Australian domiciled company subject to corporate laws, listing rules and reporting obligations that they may not have been overly familiar with. Removal of these uncertainties may result in greater investor interest and demand for Sundance shares in the US. Similarly, it may be that there has historically been a degree of market reluctance by Australian investors to follow a company which, other than for the location of its corporate head office, is ostensibly a US company in form and function.

Analysis of selected US listed companies with oil and gas assets in the Eagle Ford shale area and/or identified by Sundance as a peer with market capitalisations below US$1 billion as at 20 August 2019 indicated a range of historical(4) EBITDAX(5) multiples of between 2.3 times to 4.7 times, with an average and median of 3.1 and 2.7 times respectively. This compares to Sundance’s historical EBITDAX multiple of 2.4 times. Whilst Sundance lies within this range, it lies at the low end and is substantially below the average and median. As such, we consider that whilst a number of factors are likely to impact of trading multiples of individual companies, including amongst others, the quality, stage of development and location of assets held and earnings performance, there is the potential for a positive rerating of Sundance’s valuation metrics over time once Holdco’s common shares are listed on the Nasdaq and the US investment community gains a better understanding and more comfort in relation to the Company, all things being equal. Sundance Shareholders retaining their shares in Holdco will participate in any positive

(4) Being the 12 months to 30 June 2019

(5) Earnings before interest, tax, depreciation, amortisation, and exploration expenditure

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

5

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

rerating. For further detail in relation to our analysis of EBITDAX multiples, refer to Appendix 3 of this report.

A primary listing in the US may result in improved trading liquidity and ease of raising equity capital

US capital markets are the largest and most liquid markets in the world and trading volumes of Holdco’s common shares once listed on the Nasdaq may be higher than Sundance’s historical traded volumes on the ASX. Analysis of liquidity over the 12 months to 20 August 2019 for selected US listed companies with oil and gas assets in the Eagle Ford shale area and/or identified by Sundance as a peer with market capitalisations below US$1 billion indicated a range of trading volumes as a percentage of capital on issue of between 46% and 962%, with an average and median of 288% and 225% respectively. This compares to Sundance’s liquidity over the same period of approximately 156%. We do note however that companies within the sample with a smaller market capitalisation appear to trade at a lower level of liquidity than the larger capitalised companies. For further detail in relation to our analysis of trading liquidity, refer to Appendix 3 of this report.

We also consider that being domiciled in the US, with a likely growing level of US investors on the share register over time, may translate into an increased ease in raising equity capital and ultimately improve project development pathways.

US domicile and Nasdaq listing enhances transaction potential

The majority of listed companies holding Eagle Ford petroleum interests are US listed and, as such, executives and shareholders of those companies would be expected to be more familiar with corporate and governance laws in the US than with those in relation to an Australian domiciled company.

We consider changing to a US domicile and Nasdaq listing would be expected to result in a better alignment of Sundance’s corporate structure with its peers, along with:

•                 simpler tax and structure considerations for any future merger, sale or acquisition transactions, which may lower transaction costs and enable quicker transaction completion

•                 increased flexibility to execute acquisitions through the ability to provide Nasdaq listed scrip as consideration.

Equally, this better alignment may make Sundance more attractive as a potential takeover target to US market participants.

A better alignment of the corporate structure with key business stakeholders

Whilst US funders and suppliers to the onshore US oil and gas market are not precluded from entering into financial or commercial arrangements with foreign participants, it is reasonable to expect that there is likely to be an increased level of comfort to these parties in dealing with a locally based head company. This may stem from a greater familiarity with local laws and the commercial rights and protection afforded to each party.

Accordingly, implementing the Redomicile Transaction may facilitate a more efficient project development pathway, along with improved business processes, than is currently the case. In considering this we note our previous comments however that Sundance is already ostensibly a US company in form and function and therefore any additional incremental benefit may be limited.

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

6

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

Reduction in operating and administrative costs

Under the Corporations Act, Sundance is required to have a Company Secretary located in Australia and must maintain a registered office in Australia. Relocation of the head office to the US will reduce resources being used and the duplication of services required, including separate ASX listing costs, however, reflecting the minimal activities currently being carried on in Australia, these cost savings are not expected to be material.

3.2                                               Disadvantages of the Redomicile Transaction

The shareholder rights and protections of Holdco common shares are different to the rights and protections of the existing Sundance shares

If the Redomicile Transaction is approved, Sundance Shareholders will no longer hold securities in an Australian domiciled entity as they will exchange these securities for shares of a US domiciled company, Holdco. The rights of Holdco shareholders will be governed by the laws of the State of Delaware, US Federal Securities laws, Nasdaq listing rules and Holdco’s certificate of incorporation and by-laws.

Sundance has received advice in relation to the comparison of the rights attaching to Holdco common shares vis a vis Sundance shares, which are summarised in Section 6.5 and Annexure B of the Scheme Booklet. In general, while the redomiciling of Sundance to the US is expected to impose upon Holdco a comparable level of corporate governance requirements as are currently in place, it may provide enhanced shareholder protection in some areas, whilst in other areas, the relevant regulatory environment may not be considered to provide the same levels of protection.

Sundance Shareholders are expected to have reduced takeover protection under Delaware and US laws as shareholders in Holdco, compared to the protection available under Australian law. Sundance, as an Australian-listed company, is subject to the takeover provisions of the Corporations Act that are designed to protect minority shareholders on a change of control or acquisition above 20% and to restrict the Sundance Board’s ability to take defensive steps that could impact competition for control of the Company.

Delaware law provides different protections, which may impact shareholders negatively in certain circumstances. In particular, such protections do not include legislative prohibitions on acquisitions above a threshold as set in the Corporations Act, but rather a three-year prohibition as of the acquisition of a certain shareholding threshold, coupled with the ability to insert in the certificate of incorporations or by- laws takeover protections. In particular, a shareholder is not prevented from acquiring shares up to any percentage level they desire and then to promote changes in the target directors appointed which could facilitate a takeover. In this regard we note that the Board of Directors of Holdco will have enhanced powers relative to the Board of Directors of Sundance in certain respects, including a greater ability to implement certain transactions without requiring shareholder approval. Holdco directors will however still have an overarching fiduciary duty to act in the best interests of Holdco and its shareholders.

Future shareholder returns may be subject to increased foreign exchange risk

The repatriation of future dividends and/or capital returns made by Holdco, if any, to Australian shareholders will be subject to currency risk, both positive and negative, to future movements between the US and Australian foreign exchange rate. The exposure to this foreign exchange risk may have been able to have been mitigated by the Company through hedging instruments had these funds otherwise been repatriated through the corporate structure prior to distribution.

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

7

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

Ineligible Foreign Shareholder and Fractional Entitlement shares will be realised, will incur brokerage and may have tax implications

Ineligible Foreign Shareholders as defined in the Scheme Booklet will be required to dispose of their shareholding in Holdco they would otherwise have been entitled to, through a structured process at the prevailing market rate on the Nasdaq by an agent (the Sale Agent) (the Sale Facility) notwithstanding these shareholders may have wished to maintain their interest in the Sundance assets. These shareholders will however be free to deploy the sale proceeds as they see fit.

In addition, as a result of the proposed exchange ratio of one new Holdco common share for every 100 Sundance shares held, Sundance Shareholders may hold a residual fractional entitlement to a new Holdco common share. Fractional Entitlements will not be rounded but will instead be aggregated, issued to the Sale Agent and sold under the Sale Facility, for the benefit of the Sundance Shareholders who would otherwise have been entitled to receive those Fractional Entitlements. All Sale Agent sales will incur brokerage under the Sale Facility and may, depending upon each shareholder’s personal circumstances, also result in taxation obligations being incurred.

Increase in short term volatility in share price

As a result of Redomicile Transaction, the Company will become a foreign entity for Australian investors. Certain Australian fund managers and other investors may as a result of internal investment criteria be required to dispose of their Holdco common shares. In addition, Sundance is providing the opportunity for certain Sundance Shareholders holding less than 50,000 Sundance shares the option to participate in the Sale Facility. These disposals, coupled with those required to be made in respect of Ineligible Foreign Shareholders and Fractional Entitlements, may lead to a period of volatility in Holdco’s share price immediately following commencement of trading of its shares on the Nasdaq as investors seek to rebalance their portfolio.

3.3                                               Other matters relating to the Redomicile Transaction

In forming our opinion, we have also considered a number of other matters as outlined below. Whilst we do not necessarily consider these to be advantages or disadvantages of the Redomicile Transaction, we consider it appropriate to consider these matters in arriving at our opinion.

Tax implications for Sundance Shareholders associated with the Redomicile Transaction

If the Scheme becomes effective, it may trigger taxation consequences for certain Sundance Shareholders. Sundance has received advice with respect to the taxation implications for Sundance Shareholders of the Redomicile Transaction, which are summarised in Section 7 of this report and more fully in Section 10 of the Scheme Booklet.

It is strongly recommended that all Sundance Shareholders read Section 10 of the Scheme Booklet in its entirety and seek separate specialist taxation advice if in any doubt as to the impact of the Scheme having regard to the personal circumstances and relevant jurisdiction of the individual shareholder.

Holdco will be subject to different reporting obligations

If the Scheme is implemented, Holdco will seek to list its shares of common stock on the Nasdaq, which will require Holdco to register its common stock under the Securities Exchange Act of 1934 (Exchange Act). Consequently, Holdco will be subject to the reporting requirements of the Exchange Act and be required to file certain disclosures with the U.S. Securities and Exchange Commission (SEC) in addition

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

8

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

to its reporting requirements under the Nasdaq listing rules. Details of the differences in the regulatory framework in Australia and the US is set out in Section 6 of the Scheme Booklet.

This change in reporting obligations will provide greater comparability with other listed companies with petroleum assets in the Eagle Ford area, which are predominantly already US listed.

Holdco will report under US GAAP reporting standards

If the Scheme is implemented, Sundance will no longer report under International Financial Reporting Standards (IFRS) and instead will report in accordance with generally accepted accounting principles applying in the US (US GAAP). The Sundance Board considers there will not be a material difference in reported results under the different accounting principles. Details of the difference in financial reporting obligations in Australia under IFRS and the US under US GAAP is set out in Section 6 and Annexure C of the Scheme Booklet. This change to US GAAP will provide greater comparability with other listed companies with assets in the Eagle Ford area, which are predominantly already reporting under US GAAP and, importantly, is not expected to have any impact of itself on the actual operational cash flow generating activities of the group.

One-off costs related to the Redomicile Transaction

The Redomicile Transaction will involve Sundance incurring various costs relating to professional advisory fees as well as fees and taxes payable to regulators and other Governmental Agencies. These costs are expected to total up to US$2.1 million, comprising legal, audit, tax advisory, expert and other professional fees, of which a significant majority will have already been incurred as at the date that Sundance Shareholders meet to vote on the Redomicile Transaction.

Flexibility of board composition

As an Australian domiciled company, the composition of Sundance’s Board is restricted by certain residency requirements stipulated by Australian law. As an US domiciled company, Holdco will adhere to the Delaware General Corporations Law (DGCL) which does not stipulate residency requirements for Board members. Additionally, the DGCL does not limit the number of directors (however the number of directors must not exceed the number stipulated in the articles of incorporation or by-laws). This added flexibility around Board size allows for the smooth transition of retiring board members and incoming board members.

Immediately following implementation of the Redomicile Transaction, the Holdco Board composition will be the same as the Sundance Board prior to the Redomicile Transaction.

Restricted share units

Sundance has restricted share units (RSUs) issued under Sundance’s employee incentive plan with various vesting conditions. Sundance has advised that there will be no accelerated vesting or material changes in terms of the RSUs as a result of the Redomicile Transaction. Those RSUs with a final vesting date after the Scheme record date will be converted to equivalent Holdco RSUs, subject to approval by the holders of the RSUs. Accordingly, the RSUs will maintain their entitlements in the event of the redomiciling of Sundance is completed. Further detail in relation to the RSUs is set out in Sections 4.14 and 6.4 of the Scheme Booklet.

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

9

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

The Redomicile Transaction may be implemented even if an individual shareholder may vote against it

In the event individual shareholders do not vote or vote against the Scheme, the Redomicile Transaction will still be implemented if it is approved by the requisite majorities of shareholders and the Court and all other conditions to the Scheme are satisfied or waived. If this occurs, all Sundance shares will be transferred to Holdco and shareholders will be entitled to receive one new common Holdco share for every 100 Sundance ordinary shares held on the record date(6), even though a particular shareholder did not vote on or voted against the Redomicile Transaction.

3.4                                               Consequences should the Redomicile Transaction not proceed

Should the Scheme not be approved and the Redomicile Transaction not be implemented, Sundance will remain as an Australian domiciled company and the benefits and disadvantages identified in this report will not arise. Sundance Shareholders will continue to hold their interests in Sundance and the underlying assets of the Sundance group of companies. Irrespective of whether the Scheme is approved or not, a significant portion of the costs relating to the Redomicile Transaction would have been incurred.

4                                                         Other matters

In forming our opinion, we have considered the interests of the Sundance Shareholders as a whole. This advice therefore does not consider the financial situation, objectives or needs of individual Sundance Shareholders. It is not practical or possible to assess the implications of the Scheme on individual shareholders as their financial circumstances are not known. The decision of the shareholder as to  whether or not to approve the Scheme is a matter for individuals based on, amongst other things, their risk profile, liquidity preference, investment strategy and tax position. Individual shareholders should therefore consider the appropriateness of our opinion to their specific circumstances before acting on it. As an individual’s decision to vote for or against the proposed resolutions may be influenced by his or her particular circumstances, we recommend that individual shareholders including residents of foreign jurisdictions seek their own independent professional advice.

Our report has also been prepared in accordance with the relevant provisions of the Corporations Act and other applicable Australian regulatory requirements. This report has been prepared solely for the purpose of assisting the Sundance Shareholders in considering the Redomicile Transaction. We do not assume any responsibility or liability to any other party as a result of reliance on this report for any other purpose. Our opinion should not be construed to represent a recommendation as to whether or not Sundance Shareholders should elect to vote in favour of the Scheme.

Neither the whole nor any part of this report or its attachments or any reference thereto may be included in or attached to any document, other than the Scheme Booklet to be sent to Sundance Shareholders in relation to the Redomicile Transaction, without the prior written consent of KPMG Corporate Finance as to the form and context in which it appears. KPMG Corporate Finance consents to the inclusion of this report in the form and context in which it appears in the Scheme Booklet.

(6) As defined in the Scheme Booklet

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

10

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

The above opinion should be considered in conjunction with and not independently of the information set out in the remainder of this report, including the appendices.

Yours faithfully

Jason Hughes	Bill Allen
Authorised Representative	Authorised Representative

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

11

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

Contents

1	Introduction	1
2	Technical requirements	3
3	Summary of opinion	4
4	Other matters	10
5	Limitations and reliance on information	13
6	Profile of Sundance	14
7	Implications of the Redomicile Transaction	25
Appendix 1 - KPMG Corporate Finance Disclosures		29
Appendix 2 - Sources of information		31
Appendix 3 - Selected company analysis		32

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

12

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

5                                         Limitations and reliance on information

In preparing this report and arriving at our opinion, we have considered the information detailed in Appendix 2 of this report. In forming our opinion, we have relied upon the truth, accuracy and completeness of any information provided or made available to us without independently verifying it. Nothing in this report should be taken to imply that KPMG Corporate Finance has in any way carried out an audit of the books of account or other records of Sundance for the purpose of this report.

Further, we note that an important part of the information base used in forming our opinion is comprised of the opinions and judgements of management. In addition, we have also had discussions with management of Sundance in relation to the nature of the Sundance’s business operations, its specific risks and opportunities and its prospects for the foreseeable future in the context of this specific transaction.

This type of information has been evaluated through analysis, enquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Sundance has been responsible for ensuring that information provided by it or its representatives is not false or misleading or incomplete. Complete information is deemed to be information which at the time of completing this report should have been made available to KPMG Corporate Finance and would have reasonably been expected to have been made available to KPMG Corporate Finance to enable us to form our opinion.

We have no reason to believe that any material facts have been withheld from us but do not warrant that our inquiries have revealed all of the matters which an audit or extensive examination might disclose. The statements and opinions included in this report are given in good faith, and in the belief that such statements and opinions are not false or misleading.

The information provided to KPMG Corporate Finance included statements and assumptions about future matters prepared by management of Sundance. Whilst KPMG Corporate Finance has relied upon this information in preparing this report, Sundance remains responsible for all aspects of this information. The statements as supplied to us are based upon assumptions about events and circumstances which have not yet transpired. We do not make any statement in this report as to whether any forward looking information included in this report will be achieved, or whether the assumptions and data underlying any prospective matters or events are accurate, complete or reasonable. We do not warrant or guarantee the achievement of any such matters or events.

Accordingly, KPMG Corporate Finance cannot provide any assurance that the current expectations in relation to future matters or events will be representative of the outcomes which will actually be achieved. In particular, we have not tested individual assumptions or attempted to substantiate the veracity or integrity of the assumptions made by management in relation to the future matters or events. Any variations from the assumptions may affect our opinion.

The opinion of KPMG Corporate Finance is based on prevailing market, economic and other conditions at the date of this report. Conditions can change over relatively short periods of time. Any subsequent changes in these conditions could impact upon our opinion. We note that we have not undertaken to update our report for events or circumstances arising after the date of this report other than those of a material nature which would impact upon our opinion.

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

13

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

6                                         Profile of Sundance

6.1                               Company overview

Sundance is an Australian public oil and gas producer listed on the securities exchange of ASX. Sundance also has ADRs which are traded on the Nasdaq.

Despite being domiciled in Australia and having its main listing on the ASX, Sundance’s principal assets comprise oil and gas production and development interests in the Gulf Coast Basin located in South- Texas, USA, targeting the Eagle Ford shale rock formation extending from North-East Texas down to the Mexican border.

The Eagle Ford window produces both oil and gas, with black oil (greater than 90% liquids) produced on the northern end of the formation, and volatile oil (50 to 90% liquids), wet gas (10 to 50% liquids) and dry gas (less than 10% liquid) produced from wells moving south down the formation, toward the coast.

Sundance’s interests in the Eagle Ford region comprises 47,900 net acres in the Eagle Ford’s Oil and Volatile Oil Windows, with 1P Reserves of 93.2 million barrels of oil equivalent (mmboe). For the 6 months ended 30 June 2019 Sundance sold approximately 13,104 barrels of oil equivalent per day (boepd).

Further information in relation to Sundance, including its principal activities and strategic focus, is set out in Section 5.3 of the Scheme Booklet.

6.2                               Historical financial performance

Sundance’s historical audited consolidated financial performance for each of the years ended 31 December 2016, 31 December 2017, 31 December 2018 and independently reviewed results for the six months ended 30 June 2019 are summarised below.

Table 1: Financial performance of Sundance

	Audited 31-Dec-16	Audited 31-Dec-17	Audited 31-Dec-18	Reviewed 30-Jun-19
US$’000	12 months	12 months	12 months	6 months
Revenue	66,609	104,399	164,925	100,641
Lease operating and production tax expense	(17,137)	(29,029)	(43,641)	(24,557)
General and administrative expenses	(12,110)	(18,345)	(27,623)	(8,844)
Gathering, processing and transportation expenses	—	—	(8,633)	(6,560)
Impairment expense (adjustment)	(10,203)	(5,583)	(43,945)	(9,240)
Exploration expense	(30)	—	—	—
(Loss) / gain on commodity derivative financial instruments	(12,761)	(2,894)	40,216	(23,057)
Gain / (loss) on foreign currency derivative financial instruments	—	—	6,838	—
Loss on sale of non-current assets	—	(1,461)	(5)	—
Loss on interest rate derivative financial instruments	—	—	(2,435)	(4,026)
Loss on debt extinguishment	—	—	(2,428)	—
Other income / (expense), net	2,009	457	(604)	(211)

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

14

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

US$’000	Audited 31-Dec-16 12 months	Audited 31-Dec-17 12 months	Audited 31-Dec-18 12 months	Reviewed 30-Jun-19 6 months
Exchange differences arising on translation of foreign operations (no income tax effect)	(532)	708	428	17
EBITDA(1)	15,845	48,252	83,093	24,163
Depreciation and amortisation expense	(48,147)	(58,361)	(67,909)	(41,265)
EBIT(2)	(32,302)	(10,109)	15,184	(17,102)
Finance costs, net of amounts capitalised	(12,219)	(13,491)	(25,405)	(16,727)
Loss before tax	(44,521)	(23,600)	(10,221)	(33,829)
Income tax (expense) / benefit	(1,705)	1,873	(17,490)	6,201
Total comprehensive loss for the year	(46,226)	(21,727)	(27,711)	(27,628)
Adjusted EBITDAX(3)	47,863	57,190	100,092	65,554

Source: Sundance 2017 and 2018 Annual Report, Sundance 2019 Half Year Report, Sundance management and KPMG Corporate Finance analysis

Notes:

(1)         EBITDA means earnings before interest, tax depreciation and amortisation

(2)         EBIT means earnings before interest and tax

(3)         Adjusted EBITDAX means earnings before interest, income tax, depreciation, depletion, amortisation and exploration expenses, adjusted for other non-cash or non-recurring items as set out in the respective Sundance financial statements

(4)         Amounts may not add exactly due to rounding.

In relation to Sundance’s historical financial performance, we note:

•                  revenue from oil sales increased by US$44.0 million over the six months ended 30 June 2019 to US$86.9 million compared to the same period in the prior year (US$43.0 million). This was a result of the increased production volumes and also increased sales prices. Sales volumes increased by approximately 721.8 thousand barrels (mbbls) to 1,467.5 mbbls for the six months ended 30 June 2019. The average realised price on the sale of oil increased by 3% to US$59.24 per barrel for the six months ended 30 June 2019 from US$57.64 per barrel for same period in the prior year (excluding gain or loss on any realised oil hedges settled during the period)

•                  Sundance experienced higher work over expenses in the six month period to 30 June 2019 primarily due to higher production volumes, although expenses decreased on a per barrel of oil equivalent (boe) basis. Lease operating expenses per boe were also lower at US$6.51 per boe (US$9.88 per boe in the same period in the prior year) primarily due to realising economies of scale on some of its fixed lease operating expenses and the implementation of cost saving initiatives in early 2019

•                  Sundance recorded an impairment expense of US$9.2 million for six months ended 30 June 2019 on the Company’s oil and gas assets, primarily related to the Dimmit County assets

•                  Sundance recorded a loss on derivative financial instruments of US$27.1 million for the six months ended 30 June 2019 as compared to a US$16.8 million loss in the same period in the prior year. The loss on commodity hedging consisted of US$26.6 million of unrealised losses on commodity derivative contracts, offset by US$3.6 million of realised gains on commodity derivative contracts. The loss on interest rate derivative financial instruments consisted of a US$4.1 million unrealised losses on interest rate swap contracts and an insignificant realised gain

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

15

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

•                  on 23 April 2018, Sundance acquired approximately 21,900 net acres and 1,700 boepd of production in the Eagle Ford from a joint venture operated by Pioneer Natural Resources USA, Inc (Pioneer) for cash consideration of US$215.8 million. Simultaneously, the Company:

•                  issued US$260.0 million of new equity

•                  retired its existing debt with the proceeds from a new institutionally syndicated second lien term loan of US$250.0 million

•                  raised additional funds through a reserve based loan, which has subsequently increased to US$170.0 million

As a result, production, revenues, operating expenses, depreciation and amortisation and finance costs increased in 2018 compared to prior years reflecting the impact of the acquired production and increased debt

•                  in connection with the acquisition on 23 April 2018, the Company entered into midstream contracts with a large pipeline company and production purchaser to provide gathering, transport and marketing of production for its newly acquired properties. The contracts contain a minimum revenue commitment that requires Sundance to pay annual fees related to gathering, processing, transportation and marketing. The total expense in 2018 was US$8.6 million

6.3                               Historical financial position

Sundance’s historical audited consolidated financial position as at each of 31 December 2016, 31 December 2017, 31 December 2018 and independently reviewed consolidated financial position as at 30 June 2019 are summarised below.

Table 2: Financial position of Sundance

US$’000	Audited 31-Dec-16	Audited 31-Dec-17	Audited 31-Dec-18	Reviewed 30-Jun-19
Cash and cash equivalents	17,463	5,761	1,581	977
Trade and other receivables	9,786	3,966	21,249	14,316
Derivative financial instruments	—	383	24,315	4,123
Income tax receivable	5,204	40	2,384	2,307
Other current assets	4,078	3,472	3,546	3,907
Assets held for sale	18,309	61,064	24,284	23,746
Total current assets	54,840	74,686	77,359	49,376
Development and production assets	338,709	338,796	633,400	674,887
Exploration and evaluation assets	34,366	34,979	79,470	80,231
Property and equipment	1,211	1,246	1,354	990
Income tax receivable	—	4,688	2,344	2,344
Derivative financial instruments	279	223	8,003	2,033
Lease right-of-use assets	—	—	—	13,116
Other non-current assets	2,683	—	149	149
Total non-current assets	377,248	379,932	724,720	773,750

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

16

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

US$’000	Audited 31-Dec-16	Audited 31-Dec-17	Audited 31-Dec-18	Reviewed 30-Jun-19
Total assets	432,088	454,618	802,079	823,126
Trade and other payables	3,579	9,051	34,796	21,839
Accrued expenses	19,995	39,051	35,223	41,238
Production prepayment	—	18,194	—	—
Derivative financial instruments	4,579	5,618	436	2,218
Lease liability, current	—	—	—	7,250
Provisions	2,726	1,158	900	1,027
Liabilities related to assets held for sale	941	1,064	1,125	1,245
Total current liabilities	31,820	74,136	72,480	74,817
Credit facilities, net of deferred financing fees	188,249	189,310	300,440	341,922
Restoration provision	7,072	7,567	16,544	19,179
Other provisions	3,299	2,158	1,090	986
Derivative financial instruments	3,215	3,728	2,578	5,288
Lease liabilities, non-current	—	—	—	5,913
Deferred tax liabilities	—	—	15,189	8,912
Other non-current liabilities	610	368	383	85
Total non-current liabilities	202,445	203,131	336,224	382,285
Total liabilities	234,265	277,267	408,704	457,102
Net assets	197,823	177,351	393,375	366,024

Source: Sundance 2017 and 2018 Annual Report, Sundance 2019 Half Year Report, Sundance management and KPMG Corporate Finance analysis

Notes:

(1)        Figures have not been restated for changes in accounting policies

(2)        Amounts may not add exactly due to rounding

In relation to Sundance’s historical financial position, we note:

•                  on 18 July 2019, Sundance announced it had entered into a definitive agreement to sell its assets in Dimmit County for US$29.5 million which is expected to close in September 2019. The carrying value for these assets as at 30 June 2019 of US$23.7 million reflects the expected proceeds including closing adjustments through 30 June 2019

•                  lease liabilities of US$13.2 million are largely offset by lease right-of-use assets as at 30 June 2019 reflecting the first time adoption of IFRS 16 Leases

•                  the significant increase in development and production assets as well as credit facilities, net of deferred financing fees to 31 December 2018 reflects principally the previously discussed acquisition of acreage and production assets from Pioneer, along with associated financing of the acquisition

•                  the increase in other working capital and project related accounts over the year to 31 December 2018 largely reflects the increase in Sundance’s operational scale following the Pioneer transaction

•                  in July 2017, Sundance entered into an agreement with Vitol Inc., the Company’s oil purchaser, to provide a revenue advance to the Company of US$30 million to be repaid through delivery of the

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

17

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

Company’s oil production. As at 31 December 2017, the production prepayment outstanding was US$18.2 million, which was repaid in full in April 2018

•                  deferred tax liabilities of US$8.9 million as at 30 June 2019 relate to development and production expenditure and derivatives reduced by carried forward losses.

6.4                               Statement of cash flows

Sundance’s historical audited consolidated cash flows for the years ended 31 December 2016, 31 December 2017, 31 December 2018 and the independently reviewed consolidated cash flows for the 6 months ended 30 June 2019 are summarised below.

Table 3: Sundance’s historical statement of cash flows

US$’000	Audited 31-Dec-16 12 months	Audited 31-Dec-17 12 months	Audited 31-Dec-18 12 months	Reviewed 30-Jun-19 6 months
Receipts from sales	64,749	112,534	153,424	102,867
Payments to suppliers and employees	(32,634)	(40,000)	(57,676)	(40,250)
Payments of transaction-related costs	—	—	(13,574)	—
Settlements of restoration provision	(110)	(132)	(36)	(116)
Receipts (Payments) for commodity derivative settlements, net	10,630	(1,428)	(5,186)	6,638
Payments of commodity derivative premiums, net	—	—	634	—
Income taxes received, net	25	3,999	—	—
Federal withholding tax paid	—	—	(2,301)	—
Other operating activities	—	(197)	—	—
Net cash provided by operating activities	42,660	74,776	75,285	69,139
Payments for development assets	(64,130)	(101,043)	(170,363)	(88,123)
Payments for exploration assets	(2,852)	(8,351)	(5,294)	(564)
Payments for acquisition of oil and gas properties	(23,506)	—	(215,789)	—
Sale of non-current assets	7,141	15,348	100	50
Payments for property and equipment	(295)	(657)	(363)	(120)
Other investing activities	3,651	2,200	—	—
Net cash used in investing activities	(79,991)	(92,503)	(391,709)	(88,757)
Proceeds from the issuance of shares	67,499	—	253,517	—
Payments for costs of capital raisings	(3,330)	—	(10,293)	—
Payments for interest rate derivative settlements	—	—	(297)	42
Borrowing costs paid, net of capitalised portion	(11,753)	(12,381)	(25,394)	(14,851)
Deferred financing fees capitalised	—	—	(16,910)	(232)
Receipts from foreign currency derivatives	(390)	—	6,838	—
Proceeds from borrowings	—	47,199	315,000	40,000
Prepayments of borrowings	(250)	(28,755)	(210,194)	—
Repayments of lease liabilities	—	—	—	(5,947)
Net cash used in financing activities	51,776	6,063	312,267	19,012
Net cash inflow (outflow) for the period	14,445	(11,664)	(4,157)	(606)

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

18

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

US$’000	Audited 31-Dec-16 12 months	Audited 31-Dec-17 12 months	Audited 31-Dec-18 12 months	Reviewed 30-Jun-19 6 months
Cash beginning of period	3,468	17,463	5,761	1,581
FX effect	(450)	(38)	(23)	2
Cash at end of period	17,463	5,761	1,581	977

Source: Sundance 2017 and 2018 Annual Report, Sundance 2019 Half Year Report, Sundance management and KPMG Corporate Finance analysis

Note: Amounts may not add exactly due to rounding.

6.5                               Taxation

6.5.1                     United States

During the year ended 30 June 2019, Sundance recognised income tax benefit of US$6.2 million. In connection with the equity raise to fund the Eagle Ford acquisition, the Company had a greater than 50% ownership change pursuant to Section 382 of the Internal Revenue Code. As a result, Sundance’s ability to use carry forward net operating losses and credits against post-change taxable income is limited to an annual amount plus any built-in gains recognised within five years of the ownership change. The Company’s use of these carry forward losses going forward will be limited to approximately US$39.5 million.

6.5.2                     Australia

As at 30 June 2019, Sundance had carried forward tax losses available to be offset against future taxable income subject to meeting relevant statutory requirements. As the Company does not believe it is probable that these will be utilised in the future, it has not recognised them in its deferred tax assets.

6.6                               Dividends and franking credits

Sundance has not historically paid dividends and Sundance management has advised that the Company does not have any franking credits available to it.

6.7                               Hedging

Sundance management has advised that the Company engages in hedging activities to mitigate its exposure to commodity prices arising in the normal course of business.

As at 30 June 2019, Sundance had various open positions, including swaps and options strategies to hedge against movement in the underlying West Texas Intermediate crude oil price, Louisiana Light Sweet crude oil price, Henry Hub Gas price and the Houston Ship Channel Natural Gas price.

Sundance’s policy is to hedge at least 50%, but no more than 80%, of its reasonable projected oil and gas production from Proved Reserves classified as “Developed Producing Reserves” for a rolling 36 month period, and not more than 80% of its Developed Producing Reserves for months 37 - 60 as required by its revolving facility agreement.

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

19

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

6.8                               Share capital and ownership

As at 1 August 2019, Sundance had approximately 687.6 million ordinary shares on issue (of which approximately 22.8 million were in the form of ADRs).

A summary of Sundance’s top 10 shareholders as at 1 August 2019 is set out in the table below.

Table 4: Summary of Sundance top 10 shareholders

Shareholder	Number of Share held 000s	% of issued capital
Tribeca Investment Partners	57,297	8.33%
Advisory Research	43,645	6.35%
Thorney Investments	30,266	4.40%
Mr & Mrs Travers W Duncan	26,548	3.86%
Dimensional Fund Advisors	23,870	3.47%
American Depositary Receipts	22,765	3.31%
Milford Asset Mgt	20,918	3.04%
Aegis Financial Corporation	20,415	2.97%
Wells Fargo Securities	20,189	2.94%
Ellerston Capital	19,550	2.84%
Total number of shares held by the top 10	285,462	41.52%
Other shareholders	402,105	58.48%
Total number of shares on issue	687,567	100.00%

Source: ShareTrak, KPMG Corporate Finance analysis

Note: Amounts may not add exactly due to rounding

6.9                               Restricted Share Units

Sundance grants equity settled awards in the form of RSUs to officers and employees, with each RSU granted having a value equal to one Sundance share. The RSUs are free carried and have time and/or performance based vesting conditions. As the date of this report, Sundance had approximately 14.0 million RSUs on issue.

6.10                        Share price and volume trading history

The chart below sets out the daily closing price of Sundance shares on the securities exchange of ASX over the 12 month period to 20 August 2019, along with the daily volume of shares traded as a percentage of total issued share capital over the period(7).

(7) Share prices prior to 13 December have 2018 have been adjusted to reflect the impact of a 10:1 share consolidation given effect as at that date.

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

20

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

Figure 1: Daily closing price and volume of Sundance shares on the ASX

Source: IRESS, Capital IQ and KPMG Corporate Finance analysis

The daily closing price of Sundance shares trended up to October 2018 before declining to end down over the period with a closing high of A$0.96 on 10 October 2018, to a closing low of A$0.16 on each of the four trading days to 20 August 2019.

Other than half year and full year financial reporting and quarterly activities reporting, significant announcements by Sundance in the 12 months to 20 August 2019 that may have had an impact on its share price include:

1.              On 6 September 2018, Sundance provided an operational update announcing it had brought 7 wells online in August and was at the time drilling a four well and two well pad located in Live Oak Country

2.              On 14 November 2018, Sundance announced it had increased its borrowing base by 40% to US$122.5 million

3.              On 11 December 2018, Sundance announced implementation of a one for ten consolidation of the Company’s shares, previously approved by shareholders at Sundance’s annual general meeting on 31 May 2018, with shares to trade on a post-consolidation deferred settlement basis from 13 December through 21 December 2018.

4.              On 17 December 2018, Sundance released an operational update for the quarter, highlighting that the company had brought 11 wells online over the period and that it intended to operate within cash flow during 2019 while growing production, EBITDA and asset values.

5.              On 11 March 2019, Sundance announced its proved reserves as at 31 December 2018 of 93.2mmboe, representing a 98 percent increase in proved reserves.

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

21

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

6.              On 16 May 2019, Sundance announced an increase in borrowing base availability of 39% to US$170m and a pricing reduction of 25 basis points.

7.              On 18 July 2019, Sundance announced it had entered into a definitive agreement to sell its assets in Dimmit County for US$29.5 million.

8.              On 16 August 2019, Sundance announced its second quarter 2019 financial and operational results.

As illustrated in the figure below, Sundance’s share price generally underperformed against the  S&P/ASX 300 Energy Index over the 12 month period ended 20 August 2019, after an outperformance to November 2018.

Figure 2: Sundance share performance relative to the WTI Crude Oil price (AUD) and the S&P ASX 300 Energy Index

Source: IRESS, Capital IQ and KPMG Corporate Finance analysis

6.10.1              Trading liquidity of Sundance shares on the ASX

The table below sets out the trading prices and volume of trade in Sundance shares on the ASX over various periods of time in the 12 month period to 20 August 2019.

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

22

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

Table 5: Trading liquidity in Sundance share on the ASX up to and including 20 August 2019

Period up to and including 20 August 2019	Price (low) A$	Price (high) A$	Price VWAP A$	Cumulative value A$m	Cumulative volume m	% of issued capital %
1 week	0.15	0.19	0.16	3.2	19.7	2.9
1 month	0.15	0.23	0.19	19.6	104.7	15.2
3 months	0.15	0.45	0.24	83.7	341.7	49.7
6 months	0.15	0.51	0.30	151.8	511.7	74.4
12 months	0.15	1.05	0.48	514.6	1,074.7	156.3

Source: IRESS, Capital IQ and KPMG Corporate Finance analysis

Note

(1)        Historical trading data adjusted for the 10:1 consolidation completed 13 December 2018

(2)        Share price data represents intra-day trading rather than closing prices

Sundance shares have exhibited reasonable liquidity over the 12 months period to 20 August 2019, with approximately 156.3% of total shares on issue traded, at an average daily volume of 4.1 million shares and daily value of approximately A$2.0 million. We note over this period Sundance shares were traded on 253 of the 253 available trade days on the ASX.

6.11                        Share price and volume of Sundance ADRs

The chart below depicts the daily closing price of Sundance ADRs on the Nasdaq over the 12 month period to 20 August 2019, along with the daily volume of Sundance ADRs traded as a percentage of total issued share capital over the period(8).

Figure 3: Daily closing price and volume of Sundance ADRs on the Nasdaq

Source: Capital IQ and KPMG Corporate Finance analysis

(8) ADR prices prior to 13 December have 2018 have been adjusted to reflect the impact of a 10:1 share consolidation given effect as at that date.

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

23

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

Consistent with the profile of Sundance’s shares on ASX, the daily closing price of Sundance ADRs trended up to October 2018 before declining to end lower at the end of the period as shown. The closing high for the period was US$6.55 on various dates in October 2018 with a closing low of US$1.08 on 20 August 2019. ADRs traded on a ratio of 1 ADR to 10 ordinary shares.

6.11.1              Trading of Sundance ADRs on the Nasdaq

The table below sets out the volume of trade in Sundance ADRs on the Nasdaq over various periods of time in the 12 month period to 20 August 2019.

Table 6: Trading liquidity in Sundance ADRs on the Nasdaq up to and including 20 August 2019

Period up to and including 20 August 2019	Price (low) US$	Price (high) US$	Price VWAP US$	Cumulative value US$m	Cumulative volume m
1 week	1.08	1.28	1.13	0.1	0.1
1 month	1.08	1.59	1.31	0.7	0.5
3 months	1.08	2.93	1.67	2.5	1.5
6 months	1.08	3.67	2.04	4.3	2.1
12 months	1.08	6.75	3.04	12.5	4.1

Source: Capital IQ and KPMG Corporate Finance analysis

Note

(1)        Historical trading data adjusted for the 10:1 consolidation completed 13 December 2018

(2)        ADR price data represents intra-day trading rather than closing prices

In relation to the above trading volume we note that ADRs trades at a ratio of 1 ADR to 10 ordinary shares and during the 12 months to 20 August 2019, the Sundance ADRs traded at an average daily volume of approximately 16,500 ADRs (representing approximately 165,000 Sundance shares) and daily value of approximately US$50,000. We note over this period the Sundance ADRs were traded on 250 out of 251 available trade days on the Nasdaq.

6.12                        Share price trading of Sundance ADRs against Sundance shares

The chart below depicts the daily closing price of Sundance ADRs on the Nasdaq against Sundance shares on the ASX over the 12 month period to 20 August 2019, based on the ratio of 1 ADR to 10 ordinary shares. The daily closing price of Sundance ADRs have been converted from USD to AUD terms at the daily spot AUD:USD exchange rate.

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

24

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

Figure 4: Daily closing price of Sundance ADRs against Sundance shares

Source: IRESS, Capital IQ and KPMG Corporate Finance analysis

When compared on a single currency basis (A$), Sundance shares and Sundance ADRs have exhibited consistent performance patterns over the 12 months to 20 August 2019.

7                                         Implications of the Redomicile Transaction

Following completion of Redomicile Transaction, Sundance Shareholders will hold a virtually identical economic interest in the ownership and assets of the group as were held prior to the implementation of the Scheme. Set out below is a summary of the key aspects and likely implications of the Redomicile Transaction to Sundance Shareholders.

Further detail in relation to the key terms and analysis of the Redomicile Transaction is set out in the Scheme Booklet.

7.1                               Summary of the Redomicile Transaction

The Redomicile Transaction will be implemented via a court approved scheme of arrangement under the Corporations Act, namely, a scheme of arrangement between Sundance and Scheme Shareholders.

If the Scheme is approved, the Redomicile Transaction will result in:

•                 the issue of one new Holdco common share for every 100 Sundance ordinary shares held by a Sundance Shareholder at the Scheme record date

•                 the transfer of all Sundance shares currently on issue to Holdco.

The Holdco shares will be issued to Sundance Shareholders other than Ineligible Foreign Shareholders. Holdco shares to which an Ineligible Foreign Shareholder would otherwise have been entitled to under

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

25

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

the Scheme will be sold through a share sale facility for their benefit (and at their risk). The Sale Facility will be operated by the Sale Agent.

Sundance Shareholders holding less than 50,000 Sundance shares may also elect to have their shares sold by the Sale Agent for their benefit.

Fractional Entitlements will not be rounded but will instead be aggregated, issued to the Sale Agent and sold under the Sale Facility, with the net proceeds after transaction costs for the benefit of the relevant Sundance Shareholders who would otherwise have been entitled to receive those Fractional Entitlements.

It is intended that Holdco’s common shares will be listed for trading on the Nasdaq as soon as practicable following implementation of the Scheme (subject to satisfying the listing conditions imposed by Nasdaq).

7.2                               Key conditions of the Redomicile Transaction

The Redomicile Transaction is conditional on necessary shareholder approvals, approval of the Federal Court of Australia, or such other court of competent jurisdiction under the Corporations Act agreed in writing by Sundance and Holdco (the Court), and the satisfaction or waiver of a number of other conditions, which are outlined in Section 8.2 of the Scheme Booklet. These conditions include:

•                 Sundance shareholder approval of the Scheme

•                 the Court ordering the convening of the Scheme meeting

•                 approval of the Scheme by the Court

•                 lodgement of Court orders from the Second Court Hearing with ASIC

•                 all regulatory approvals or consents from any government agency to implement the Scheme are obtained

•                 the IER concluding that the Scheme is in the best interests of the Sundance Shareholders

•                 Nasdaq authorising for listing of Holdco shares on the Nasdaq

•                 all approvals or consents from any third party lender.

The parties are unable to waive the requirements relating to obtaining court orders or approvals, obtaining the approval of Sundance Shareholders or Sundance lodging a copy of the court orders with ASIC. Sundance and Holdco will not waive the requirements for Nasdaq authorisation of Holdco shares unless it becomes necessary to do so in order to ensure listing approval. Neither party expects this to be required.

7.3                               Business operations

Post the implementation of the Redomicile Transaction, Holdco intends to continue to operate the business of the Sundance in its ordinary course, without any changes to its business operations and strategy or any redeployment of its executives and fixed assets as a result of the Redomicile Transaction.

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

26

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

7.4                               Corporate structure

If the Redomicile Transaction is approved, Holdco will be interposed as the ultimate holding company of Sundance.

7.5                               Issued shares and RSUs

Sundance Shareholders will have their Sundance shares transferred to Holdco under the Scheme. Under the Redomicile Transaction, Holdco will issue a single class of Holdco shares.

Sundance has advised that there will be no accelerated vesting or material changes in terms of the RSUs as a result of the Redomicile Transaction. Those RSUs with a final vesting date after the Scheme record date will be converted to equivalent Holdco RSUs, subject to approval by the holders of the RSUs.

7.6                               Dividend policy

Sundance management does not expect the Redomicile Transaction to have a material impact on the dividend policy of Sundance.

7.7                               Board and management

The Redomicile Transaction is not intended to result in any significant changes to the Board or management of Sundance. Post the Redomicile Transaction, Holdco will reconstitute its board of directors so that the Holdco Board is the same as the Board of Sundance immediately prior to implementation. Additionally, Holdco does not intend to make changes to the management team of the Sundance as a result of, or immediately following the implementation of the Redomicile Transaction.

7.8                               Shareholder rights and legal implication

If the Redomicile Transaction is approved, Sundance Shareholders will no longer hold securities in an Australian domiciled entity as they will exchange these securities for shares of a US domiciled company, Holdco. The rights of Holdco shareholders will be governed by the laws of the State of Delaware, US Federal Securities laws, Nasdaq listing rules and Holdco’s certificate of incorporation and by-laws.

Sundance Shareholders are expected to have reduced takeover protection under Delaware and US laws as shareholders in Holdco, compared to the protection available under Australian law. Sundance, as an Australian-listed company, is subject to the takeover provisions of the Corporations Act that are designed to protect minority shareholders on a change of control or acquisition above 20% and to restrict the Sundance Board’s ability to take defensive steps that could impact competition for control of the Company.

Delaware law provides different protections, which may impact Sundance Shareholders negatively in certain circumstances. In particular, such protections do not include legislative prohibitions on acquisitions above a threshold as set in the Corporations Act, but rather a three-year prohibition as of the acquisition of a certain shareholding threshold coupled with the ability to insert in the certificate of incorporations or by-laws takeover protections. In particular, a shareholder is not prevented from acquiring shares up to any percentage level they desire and then to promote changes in the target directors appointed which could facilitate a takeover. In this regard we note that the Board of Directors of Holdco will have enhanced powers relative to the Board of Directors of Sundance in certain respects, including a greater ability to implement certain transactions without requiring shareholder approval, however, Holdco

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

27

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

directors will still have an overarching fiduciary duty to act in the best interests of Holdco and its shareholders.

It is strongly recommended that Sundance Shareholders read Section 6.5 and Annexure B of the Scheme Booklet in its entirety.

7.9                               Taxation implications of the Redomicile Transaction

If the Scheme becomes effective, it may trigger taxation consequences for certain Sundance Shareholders. Sundance has received advice with respect to the taxation implications for Sundance Shareholders of the Redomicile Transaction, which is summarised in Section 10 of the Scheme Booklet.

Broadly:

•                 each Australian-resident Sundance shareholder should be able to defer recognition of any capital gain made on disposal or cancellation of Sundance shares until such time as the relevant replacement interest is disposed of or cancelled. To the extent that Sundance Shareholders receive cash in lieu of Fractional Entitlements, then only a partial roll-over should be available

•                 roll-over relief (whether full or partial) may not be available for Sundance Shareholders who hold their Sundance shares or Sundance ADRs on revenue account or as trading stock. These Sundance Shareholders may be required to pay tax on any gain or crystallise a loss based on the market value of Holdco shares received upon implementation of the Scheme

•                 Sundance Shareholders that are subject to US taxation and who own US$50,000 or more of Sundance stock at the time of the redomiciliation will generally be required to recognise gain, but not loss, with respect to the Sundance Shareholder’s surrender of the Sundance shares and receipt of the Holdco shares, subject to certain exceptions, or if an election to recognise a portion of Sundance’s “all earnings and profits amount” is made. Sundance Shareholders should generally receive, for US federal income tax purposes, an aggregate basis in their Holdco shares equal to the aggregate basis in their Sundance shares surrendered in the exchange, increased by the amount of any gain recognised

•                 as Holdco is expected to be a “United States real property holding corporation” immediately after the Scheme, sales or other dispositions of, and the receipt of distributions on, Holdco shares by non-US shareholders may be subject to US federal income and withholding tax unless certain exceptions are met.

It is strongly recommended that all Sundance Shareholders read Section 10 of the Scheme Booklet in its entirety and seek separate specialist taxation advice if in any doubt as to the impact of the Scheme having regard to the personal circumstances and relevant jurisdiction of the individual shareholder.

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

28

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

Appendix 1 - KPMG Corporate Finance Disclosures

Qualifications

Our report has been prepared in accordance with professional standard APES 225 “Valuation Services” issued by the Accounting Professional & Ethical Standards Board (APESB). The individuals responsible for preparing this report on behalf of KPMG Corporate Finance are Jason Hughes, Bill Allen and Ben Della-Bosca. Each has a significant number of years of experience in the provision of corporate financial advice, including specific advice on valuations, mergers and acquisitions, as well as preparation of expert reports.

Jason Hughes is an Authorised Representative of KPMG Financial Advisory Services (Australia) Pty Ltd. Jason is a Fellow of Chartered Accountants Australia and New Zealand, a Senior Fellow of the Financial Services Institute of Australasia, a member of the Australia Institute of Company Directors and holds a Bachelor of Commerce and a Graduate Diploma in Applied Finance.

Bill Allen is an Authorised Representative of KPMG Financial Advisory Services (Australia) Pty Ltd. Bill is an Associate of Chartered Accountants Australia and New Zealand and holds a Bachelor of Commerce degree and a Graduate Diploma in Applied Finance.

Ben Della-Bosca is an Authorised Representative of KPMG Financial Advisory Services (Australia) Pty Ltd. Ben is an Associate of Chartered Accountants Australia and New Zealand, a Fellow of the Financial Services Institute of Australasia and holds a Masters of Applied Finance, a Bachelor of Commerce and a Graduate Diploma in Applied Finance.

Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than KPMG Corporate Finance’s opinion as to whether the Redomicile Transaction is in the best interests of Sundance Shareholders. KPMG Corporate Finance expressly disclaims any liability to any shareholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

Other than this report, neither KPMG Corporate Finance nor the KPMG Partnership has been involved in the preparation of the Scheme Booklet or any other document prepared in respect of the Redomicile Transaction. Accordingly, we take no responsibility for the content of the Scheme Booklet as a whole or other documents prepared in respect of the Redomicile Transaction.

Our report makes reference to “KPMG Corporate Finance analysis”. This indicates only that we have (where specified) undertaken certain analytical activities on the underlying data to arrive at the information presented.

Independence

KPMG Corporate Finance and the individuals responsible for preparing this report have acted independently.

In addition to the disclosures in our Financial Services Guide, it is relevant to a consideration of our independence that, during the course of this engagement, KPMG Corporate Finance provided draft copies of this report to Sundance management for comment as to factual accuracy, as opposed to opinions which are the responsibility of KPMG Corporate Finance alone. Changes made to this report as a result of those reviews have not altered the opinions of KPMG Corporate Finance as stated in this report.

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

29

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

KPMG Corporate Finance was engaged by Sundance in 2017 to prepare an independent expert report in relation to a contemplated corporate transaction. A draft of our report was issued to the Company however the contemplated transaction did not proceed. As a result our independent expert report was not finalised. KPMG Corporate Finance received a fee of in the order of A$360,000 for the preparation of that draft report.

Consent

KPMG Corporate Finance consents to the inclusion of this report in the form and context in which it is included with the Scheme Booklet to be issued to Sundance Shareholders. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of KPMG Corporate Finance as to the form and context in which it appears.

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

30

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

Appendix 2 - Sources of information

In preparing this report we have been provided with and considered the following sources of information:

Publicly available information:

•                 Sundance 2017 and 2018 Annual Report

•                 Sundance 2019 Half Year Report

•                 Various Sundance ASX announcements

•                 Financial information from Capital IQ

•                 Sundance Constitution

Non-public information:

•                 Advanced draft of the Sundance Scheme Booklet, including the summary of taxation and legal implications of the Redomicile Transaction

•                 Sundance shareholder report

In preparing this report, we have held discussions with, and obtained information from, senior management of Sundance.

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

31

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

Appendix 3 - Selected company analysis

Comparable companies analysis

										Volume
	Market		Minority	Enterprise	Debt to		Exploration		EBITDAX	traded LTM
	Cap	Net Debt	interest	value(1)	value	EBITDA	expenses	EBITDAX(2)	Multiple(3)	% of issued
Company	US$m	US$m	US$m	US$m	%	US$m	US$m	US$m	x	capital(4)
Carrizo Oil & Gas, Inc.	817.2	1,802.7	—	2,796.0	64%	822.8	—	822.8	3.4	962%
Northern Oil and Gas, Inc.	735.5	1,305.8	—	2,041.3	64%	564.9	—	564.9	3.6	365%
Bonanza Creek Energy, Inc.	484.9	95.2	—	580.1	16%	228.0	0.3	228.3	2.5	281%
Penn Virginia Corporation	475.0	522.1	—	997.1	52%	426.0	—	426.0	2.3	386%
Goodrich Petroleum Corporation	128.5	96.1	—	224.6	43%	85.2	—	85.2	2.6	46%
Ring Energy, Inc.	112.6	350.8	—	463.4	76%	98.6	—	98.6	4.7	302%
Earthstone Energy, Inc.	103.1	105.6	481.0	689.7	15%	155.1	0.6	155.8	4.4	142%
SilverBow Resources, Inc.	98.8	475.7	—	574.5	83%	252.2	—	252.2	2.3	55%
Abraxas Petroleum Corporation	81.6	186.7	—	268.3	70%	106.4	—	106.4	2.5	170%
Lonestar Resources US Inc.	64.1	456.3	—	520.4	88%	184.0	—	184.0	2.8	170%
Low	64.1	95.2	nmf	224.6	15%	85.2	—	85.2	2.3	46%
Average	310.1	539.7	nmf	915.5	57%	292.4	0.1	292.4	3.1	288%
Median	120.5	403.6	nmf	577.3	64%	206.0	—	206.2	2.7	225%
High	817.2	1,802.7	nmf	2,796.0	88%	822.8	0.6	822.8	4.7	962%
Sundance Energy Australia Limited	74.6	340.9	—	415.5	82%	173.2	—	173.2	2.4	156%

Source: Capital IQ and KPMG Corporate Finance analysis

Note

(1)         Enterprise value is calculated as Market Capitalisation as at 20 August 2019 in US$, less preferred equity and minority interests, plus net debt

(2)         EBITDAX is earnings before interest, tax, depreciation, amortisation and exploration expense

(3)         EBITDAX multiple is Enterprise Value divided by EBITDAX

(4)         Volume traded LTM % of issued capital is the total amount of shares traded divided by the average number of shares on issue for the 12 months ending 20 August 2019 sourced from Capital IQ

(5)         nmf means not meaningful data

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

32

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

PART TWO — FINANCIAL SERVICES GUIDE

Dated 26 September 2019

What is a Financial Services Guide (FSG)?

This FSG is designed to help you to decide whether to use any of the general financial product advice provided by KPMG Financial Advisory Services (Australia) Pty Ltd ABN 43 007 363 215, Australian Financial Services Licence Number 246901 (of which KPMG Corporate Finance is a division) (KPMG Corporate Finance) and Jason Hughes as an authorised representative of KPMG Corporate Finance, authorised representative number 404183 and Bill Allen as an authorised representative of KPMG Corporate Finance, authorised representative number 405336 (Authorised Representative).

This FSG includes information about:

•                  KPMG Corporate Finance and its Authorised Representatives and how they can be contacted

•                  the services KPMG Corporate Finance and its Authorised Representative are authorised to provide

•                  how KPMG Corporate Finance and its Authorised Representative are paid

•                  any relevant associations or relationships of KPMG Corporate Finance and its Authorised Representative

•                  how complaints are dealt with as well as information about internal and external dispute resolution systems and how you can access them; and the compensation arrangements that KPMG Corporate Finance has in place.

The distribution of this FSG by the Authorised Representative has been authorised by KPMG Corporate Finance.

This FSG forms part of an Independent Expert Report (Report) which has been prepared for inclusion in a disclosure document or, if you are offered a financial product for issue or sale, a Product Disclosure Statement (PDS). The purpose of the disclosure document or PDS is to help you make an informed decision in relation to a financial product. The contents of the disclosure document or PDS, as relevant, will include details such as the risks, benefits and costs of acquiring the particular financial product.

Financial services that KPMG Corporate Finance and the Authorised Representative are authorised to provide

KPMG Corporate Finance holds an Australian Financial Services Licence, which authorises it to provide, amongst other services, financial product advice for the following classes of financial products:

•                  deposit and non-cash payment products;

•                  derivatives;

•                  foreign exchange contracts;

•                  government debentures, stocks or bonds;

•                  interests in managed investment schemes including investor directed portfolio services;

•                  securities;

•                  superannuation;

•                  carbon units;

•                  Australian carbon credit units; and

•                  eligible international emissions units,

to retail and wholesale clients. We provide financial product advice when engaged to prepare a report in relation to a transaction relating to one of these types of financial products. The Authorised Representative is authorised by KPMG Corporate Finance to provide financial product advice on KPMG Corporate Finance’s behalf.

KPMG Corporate Finance and the Authorised Representative’s responsibility to you

KPMG Corporate Finance has been engaged by Sundance (Client) to provide general financial product advice in the form of a Report to be included in the Scheme Booklet (Document) prepared by Client in relation to the Redomicile Transaction (Transaction).

You have not engaged KPMG Corporate Finance or the Authorised Representative directly but have received a copy of the Report because you have been provided with a copy of the Document. Neither KPMG Corporate Finance nor the Authorised Representative are acting for any person other than the Client.

KPMG Corporate Finance and the Authorised Representative are responsible and accountable to you for ensuring that there is a reasonable basis for the conclusions in the Report.

General Advice

As KPMG Corporate Finance has been engaged by the Client, the Report only contains general advice as it has been prepared without taking into account your personal objectives, financial situation or needs.

You should consider the appropriateness of the general advice in the Report having regard to your circumstances before you act on the general advice contained in the Report.

You should also consider the other parts of the Document before making any decision in relation to the Transaction.

Fees KPMG Corporate Finance may receive and remuneration or other benefits received by our representatives

KPMG Corporate Finance charges fees for preparing reports. These fees will usually be agreed with, and paid by, the Client. Fees are agreed on either a fixed fee or a time cost basis. In this instance, the Client has agreed to pay KPMG Corporate Finance time costs estimated to be in the order of A$80,000 for preparing the Report. KPMG Corporate Finance and its officers, representatives, related entities and associates will not receive any other fee or benefit in connection with the provision of the Report.

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

33

Sundance Energy Australia Limited
Independent Expert Report
26 September 2019

KPMG Corporate Finance officers and representatives (including the Authorised Representative) receive a salary or a partnership distribution from KPMG’s Australian professional advisory and accounting practice (the KPMG Partnership). KPMG Corporate Finance’s representatives (including the Authorised Representative) are eligible for bonuses based on overall productivity. Bonuses and other remuneration and benefits are not provided directly in connection with any engagement for the provision of general financial product advice in the Report. Further details may be provided on request.

Referrals

Neither KPMG Corporate Finance nor the Authorised Representative pay commissions or provide any other benefits to any person for referring customers to them in connection with a Report.

Associations and relationships

Through a variety of corporate and trust structures KPMG Corporate Finance is controlled by and operates as part of the KPMG Partnership. KPMG Corporate Finance’s directors and Authorised Representatives may be partners in the KPMG Partnership. The Authorised Representatives are partners in the KPMG Partnership. The financial product advice in the Report is provided by KPMG Corporate Finance and the Authorised Representatives and not by the KPMG Partnership.

From time to time KPMG Corporate Finance, the KPMG Partnership and related entities (KPMG entities) may provide professional services, including audit, tax and financial advisory services, to companies and issuers of financial products in the ordinary course of their businesses.

KPMG entities have previously provided advisory services to the Client for which professional fees have been received. Over the past two years professional fees of approximately A$360,000 have been received from the client for these services.

No individual involved in the preparation of this Report holds a substantial interest in, or is a substantial creditor of, the Client or has other material financial interests in the transaction.

Complaints resolution

Internal complaints resolution process

If you have a complaint, please let either KPMG Corporate Finance or the Authorised Representative know. Formal complaints should be sent in writing to The Complaints Officer, KPMG, PO Box H67, Australia Square, Sydney NSW 1213. If you have difficulty in putting your complaint in writing, please telephone the Complaints Officer on 02 9335 7000 and they will assist you in documenting your complaint.

Written complaints are recorded, acknowledged within 5 days and investigated. As soon as practical, and not more than 45 days after receiving the written complaint, the response to your complaint will be advised in writing.

External complaints resolution process

If KPMG Corporate Finance or the Authorised Representative cannot resolve your complaint to your satisfaction within 45 days, you can refer the matter to the Financial Ombudsman Service (FOS). FOS is an independent company that has been established to provide free advice and assistance to consumers to help in resolving complaints relating to the financial services industry.

Further details about FOS are available at the FOS website www.fos.org.au or by contacting them directly at:

Address:                                                 Financial Ombudsman Service Limited, GPO Box 3, Melbourne Victoria 3001

Telephone:                                   1300 78 08 08

Facsimile:                                         (03) 9613 6399

Email:                                                            info@fos.org.au.

The Australian Securities and Investments Commission also has a freecall infoline on 1300 300 630 which you may use to obtain information about your rights.

Compensation arrangements

KPMG Corporate Finance has professional indemnity insurance cover as required by the Corporations Act 2001(Cth).

Contact Details

You may contact KPMG Corporate Finance or the Authorised Representative using the contact details:

KPMG Corporate Finance

A division of KPMG Financial Advisory Services (Australia) Pty Ltd

10 Shelley St

Sydney NSW 2000

Jason Hughes

C/O KPMG

PO Box H67

Australia Square

NSW 1213

Telephone:                                 (02) 9335 7000

Facsimile:                                       (02) 9335 7200

©2019 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

34

Annexure B — Comparison of Australian and US legal regimes

Introduction

As Sundance is incorporated under the laws of Australia, the rights attaching to Sundance Shares are governed by the laws of Australia and the Sundance Constitution. As Holdco is incorporated under the laws of Delaware, the rights attaching to Holdco Shares will be governed by the laws of Delaware as well as Holdco’s certificate of incorporation and by-laws. If Holdco successfully lists on Nasdaq, Holdco will also be subject to the Nasdaq Rules and other applicable admission rules.

This Annexure B provides a summary of the rights attaching to Holdco Shares as compared with the rights attaching to the Sundance Shares. Should you require a copy of Holdco’s Articles of Association, or the Sundance Constitution, you may obtain copies of these documents free of charge by writing to:

Damien Connor (Company Secretary)

dconnor@sundanceenergy.com.au

Sundance Energy Australia Limited

Ground Floor, 28 Greenhill Road

Wayville SA 5034

Australia

Rights of holders of Sundance Shares		Rights of holders of Holdco Shares

Rights attaching to Shares

Share Capital

The Corporations Act does not:

•                  prescribe the minimum amount of share capital that the Company should have;

•                  prescribe a minimum issue price for each share in the Company; or

•                  require the Company to place a maximum limit on the share capital that its members may subscribe.

Australian law does not contain any concept of authorised capital or par value per share.

The issue price of shares is set by the Sundance Directors collectively as a board at the time of each issue.

Holdco’s certificate of incorporation authorises the issue of up to 100,000,000 shares, consisting of 100,000,000 shares of voting common stock, $0.001 par value per share.

Issue of additional shares	Subject to the ASX Listing Rules and the Corporations Act, the	If all the shares authorised in Holdco’s certificate of incorporation

Rights of holders of Sundance Shares	Rights of holders of Holdco Shares

Sundance Constitution authorises the Sundance Board to allot and issue any securities in the capital of the Company to any person on such terms and with such rights as the Sundance Board determines.

Under the ASX Listing Rules, the Company is prohibited from issuing or agreeing to issue securities in any 12 month period which amount to more than 15% of the Company’s fully paid ordinary securities unless it obtains shareholder approval or unless one of a number of exceptions apply.

There are also restrictions on issuing securities where the Company is subject to a takeover or where a majority shareholder has notified the Company of its intention to call a general meeting to appoint/remove directors.

The issue of securities to directors and other related parties of Sundance is regulated under the ASX Listing Rules. Generally, various requirements must be met for such an issue, including shareholder approval, unless the issue falls within a specified exception.

have not been issued, then the board of directors may issue shares in such manner, for such consideration and on such terms as the board of directors may determine, without stockholder approval, not exceeding the number authorized with shares.

Under the Nasdaq listing rules, shareholder approval is required for certain significant issuances of Holdco securities including issuances in excess of 20% of the voting power or number of shares outstanding before the issuance (or 5% in the case of certain related parties), issuances of company securities that will result in a change in control and issuances in connection with a new or materially amended equity compensation arrangement for officers, directors, employees or consultants.

Issue of preference shares

The Sundance Constitution authorises the Sundance Board to issue preference shares, including preference shares liable to be redeemed, subject to the ASX Listing Rules. The rights attached to any class of Shares may be varied in accordance with the Corporations Act.

Voting rights attached to any preference shares are limited to

The DGCL authorises the corporation to issue any class of preferred stock in any series and authorises the board of directors to fix the number of shares included in each such series and the variations in the relative rights, preferences and limitations as between series.

Should Holdco wish to issue preferred stock in the future, it would need to amend its certificate of incorporation according to the

Rights of holders of Sundance Shares		Rights of holders of Holdco Shares

	voting only in certain circumstances (such as proposals to reduce the Company’s share capital or to wind- up the Company) under the ASX Listing Rules.	DGCL and Holdco’s by-laws.

Buy-back of shares

The Corporations Act allows the Company to buy-back its own shares through a specific buy-back procedure provided that:

•                  the buy-back does not materially prejudice the Company’s ability to pay its creditors; and

•                  the Company follows the procedures set out in the Corporations Act.

The buy-back procedure which includes the form of shareholder approval (for example, ordinary, special or unanimous resolutions), notice period and disclosure to be given to the shareholders, depends on the type of buy-back.

The DGCL generally permits Holdco to purchase or redeem its outstanding shares out of funds legally available for that purpose without obtaining stockholder approval, provided that:

•                  the capital of Holdco is not impaired;

•                  such purchase or redemption would not cause the capital of Holdco to become impaired;

•                  the purchase price does not exceed the price at which the shares are redeemable at the option of Holdco; and

•                  immediately following any such redemption Holdco shall have outstanding one or more shares of one or more classes or series of stock, which shares shall have full voting powers.

Transfer of shares

Under the Sundance Constitution, securities in the Company are generally freely transferable.

The Sundance Directors may refuse to register a transfer of shares only if that refusal is permitted or required by the ASX Listing Rules or ASX Settlement Operating Rules.

The Sundance Directors must refuse to register a transfer of shares if:

•                  the Corporations Act or the ASX Listing Rules forbid the registration;

Under the DGCL, shares are generally freely transferable.

Transfer of shares may be subject to restrictions imposed by US federal or state securities laws, by the certificate of incorporation or by- laws or by an agreement signed with the holders of shares at issue. Holdco’s certificate of incorporation and by-laws do not impose any specific restrictions on transfer.

Transfer of shares shall be made only on the transfer books of Holdco or by a transfer agent designated to transfer shares of Holdco. Where Holdco Shares are

Rights of holders of Sundance Shares	Rights of holders of Holdco Shares

•                  subject to section 259C of the Corporations Act, registration of the transfer would result in a transfer to a subsidiary of the Company; or

•                  the securities that are the subject of the transfer notice are classified as restricted share securities under the ASX Listing Rules (i.e. subject to escrow for a specified period).

The Sundance Board may sell shares in the Company held by an Sundance Shareholder whose holding of Sundance Shares is less than a “Marketable Parcel” (as defined in the ASX Listing Rules) if it does so in accordance with the ASX Listing Rules and the constitution.

certificated, certificates must be surrendered for cancellation before a new certificate, if any, is issued.

Dividends and distributions

The Sundance Constitution permits the Sundance Board to declare dividends to shareholders from time to time in its sole discretion, subject to the limitation that dividends are not paid out of the Company’s capital.

Sundance must not pay a dividend unless (i) Sundance’s assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend, (ii) the payment of the dividend is fair and reasonable to its shareholders as a whole, and (iii) the payment of the dividend does not materially prejudice the company’s ability to pay its creditors.

Under the DGCL, the board of directors of Holdco is permitted to declare and pay dividends to stockholders either:

•                  out of Holdco’s surplus, which is defined to be the net assets less statutory capital; or

•                  if no surplus exists, then out of the net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, provided that the capital of the corporation is not less than the aggregate amount of the capital represented by the corporation’s outstanding stock of all classes having a preference on distribution of assets.

Holders of common stock are entitled to receive dividends when and as declared by the Holdco Board out of funds legally available for that purpose.

Rights of holders of Sundance Shares	Rights of holders of Holdco Shares

Voting rights

The Sundance Constitution provides that:

•                  on a show of hands each individual present who is a member, proxy, attorney or representative of a member entitled to vote has one vote; and

•                  on a poll each shareholder has one vote for every fully paid share held and a fraction of a vote for each partly paid share held, with the fraction of the vote being equivalent to the portion of the share paid up.

Further, if the ASX Listing Rules require that some members are not to vote on a resolution or that votes cast by some members be disregarded in order for the resolution to have the intended effect, and the notice of meeting at which the resolution was proposed states that fact, Sundance must not count any votes purported to be cast by those members.

Holdco’s certificate of incorporation provides that each holder of shares of voting common stock is entitled to one vote for every share of stock entitled to vote.

Rights of holders of Sundance Shares	Rights of holders of Holdco Shares

Variation of rights

The Sundance Constitution provides that the rights attached to shares in any class may (subject to the terms of issue of shares of that class and sections 246B to 246E of the Corporations Act) be varied:

•                  with the written consent of holders of three quarters of the issued shares of the affected class; or

•                  by special resolution passed at a meeting of the holders of the issued shares of the affected class.

The Corporations Act provides that where shareholders in an affected class do not all agree (whether by resolution or written consent) to the:

•                  variation or cancellation of their rights; or

•                  a modification to the Sundance Constitution to allow rights to be varied or cancelled,

shareholders with at least 10% of the votes in the affected class may apply to the court (within a limited time frame) to have the variation, cancellation or modification set aside.

Subject to the shares’ terms of issue, the rights attached to a class of shares are not deemed varied by the issue of further shares of that class.

Under the DGCL, any amendment to Holdco’s certificate of incorporation requires approval by holders of the outstanding shares of a particular class if that amendment would:

•                  increase or decrease the aggregate number of authorised shares of that class;

•                  increase or decrease the par value of the shares of that class; or

•                  alter or change the powers, preferences or special rights of the shares of that class so as to affect them adversely.

If an amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to adversely affect that series without adversely affecting the entire class, then only the shares of the series so affected shall be considered a separate class and entitled to such separate class approval of the proposed amendment.

Under the DGCL, amendments to Holdco’s certificate of incorporation also generally require:

•                  a board resolution recommending the amendment; and

•                  approval of a majority of the outstanding shares entitled to vote and a majority of the outstanding shares of each class entitled to vote.

Pursuant to Holdco’s by-laws, Holdco’s by-laws may be adopted, amended or repealed by the affirmative vote of a majority of the

Rights of holders of Sundance Shares	Rights of holders of Holdco Shares

directors present at a meeting of the board of directors or by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the shares of the corporation then issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class.

Corporate Governance

Continuous disclosure

Subject to certain limited exceptions, the ASX Listing Rules require the Company to immediately disclose to ASX any information concerning the Company that a reasonable person would expect to have a material effect on the price or the value of the Company’s shares.

The Corporations Act also imposes obligations on the Company to require it to notify the ASX of relevant information where the Company is required under the ASX Listing Rules to notify ASX of information about specified events or matters as they arise for market disclosure.

There are also periodic reporting and disclosure rules that apply to the Company, requiring it (among other things) to report to the ASX at the end of every half year and annually in respect of its financial statements and reports.

Holdco will be subject to US federal securities laws and regulations following the implementation of the Scheme in relation to its continuous disclosure obligations.

Nasdaq listing rules will generally require disclosure to the public of any material information that would reasonably be expected to affect the value of Holdco’s shares or influence investors’ decisions.

US federal securities laws and regulations and Nasdaq listing rules require Holdco to publicly file with the SEC, among others:

•                  annual reports on Form 10-K;

•                  quarterly reports on Form 10- Q;

•                  current reports containing material information required to be disclosed on Form 8-K;

•                  company insider reports; and

•                  proxy statement.

Powers of the Board

The Sundance Constitution grants the Board the power to manage the Company’s business and to exercise all powers of the Company except the powers specified in the Corporations Act or the Sundance Constitution that are to be exercised

Holdco’s by-laws grant the board of directors the power to manage or direct Holdco’s business and affairs, and to exercise all the powers of the corporation, except as otherwise provided by the DGCL or in the certificate of incorporation.

Rights of holders of Sundance Shares	Rights of holders of Holdco Shares

by the Company in general meeting.

The Sundance Board must not sell or dispose of the main undertaking of the Company unless the decision is ratified by the Company in general meeting.

The ASX Listing Rules also impose restrictions on the disposal of a company’s main undertaking, requiring compliance with the ASX’s requirements (including shareholder approval).

At any meeting of the Holdco Board, all matters shall be determined by the vote of a majority of the directors present. Action may also be taken by the Holdco Board without a meeting if all members thereof consent thereto in writing or by electronic transmission.

Duties of Directors

Under Australian law, the Sundance Directors have a wide range of both general law and statutory duties to the Company.

These duties are of a fiduciary nature and include the duty to:

•                  act in good faith in the best interests of the Company as a whole;

•                  act for a proper purpose;

•                  not improperly use information or their position;

•                  to exercise care, skill and diligence; and

•                  to avoid actual or potential conflicts of interest.

Under Delaware law, the directors of Holdco have fiduciary obligations, including the duty of care and the duty of loyalty.

The duty of care requires directors to inform themselves of all reasonably available material information before making business decisions on behalf of Holdco and to act with requisite care in discharging their duties to Holdco.

The duty of loyalty requires directors to act in good faith and in Holdco’s best interests.

Compensation of Directors

Non- executive Sundance Directors

The Sundance Constitution provides that non-executive Sundance Directors are entitled to be paid fees for their services as directors, not exceeding an aggregate maximum of A$950,000 per annum or such other amount as determined by the Company in a general meeting. The aggregate maximum amount is to be divided among the non-executive Sundance Directors in such

Holdco’s by-laws provide that the directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the board of directors may from time to time determine. Compensation must be determined by a duly authorised committee of the Holdco Board.

Members of special or standing committees may be allowed

Rights of holders of Sundance Shares	Rights of holders of Holdco Shares

proportion and manner as they agree. Non-executive Sundance Directors must not be paid a commission on or percentage of profits or operating revenue.

Executive Directors

The remuneration of the executive Sundance Directors may from time to time be fixed by the Sundance Directors, and does not form part of the fees cap. This remuneration may be by way of salary or other benefits, but may not be by a commission on or percentage of operating revenue.

General

The Company may pay a Sundance Director (in addition to any remuneration) all reasonable expenses (including travelling and accommodation expenses) incurred by the director in carrying out his or her duties as a director.

Termination or retirement benefits to directors and other officers of the Company may be paid subject to restrictions under the Corporations Act and ASX Listing Rules.

compensation for attending committee meetings.

Transactions involving Directors

The Corporations Act prohibits the Company from giving a director (or other related party) a financial benefit unless either:

•                  the Company obtains shareholder approval (in compliance with the Corporations Act requirements) and gives the benefit within 15 months after approval; or

•                  giving the financial benefit falls within a specific exception set out in the Corporations Act, for example, a benefit given on

Under the DGCL, no contract or transaction between Holdco and one or more of its directors, or between Holdco and any other corporation, partnership, association or other organisation in which one or more of its directors are directors or officers or have a financial interest will be void or voidable solely for that reason, or solely because the relevant director is present at or participates in the Holdco board or committee meeting that authorises the contract or transaction, or solely because the

Rights of holders of Sundance Shares	Rights of holders of Holdco Shares

arms’ length terms or the reasonable remuneration or reimbursement of an officer or employee of the Company.

The issue of securities to directors and other related parties of the Company is also subject to the requirements under the ASX Listing Rules, including the need for shareholder approval, unless the issue falls within a specified exception.

Subject to limited exceptions, the ASX Listing Rules prohibit the Company from acquiring a substantial asset from, or disposing of a substantial asset to, any of its directors (or other person of influence) unless it obtains shareholder approval. Additionally, the ASX Listing Rules prohibit the Company from issuing securities to any of its directors unless it obtains shareholder approval prior to the issue or an exemption applies to the share issue (such as pro rata issues to all shareholders).

Directors, when entering into transactions with the Company, are subject to the Australian common law and statutory duties to avoid actual and potential conflicts of interest.

There are also disclosure requirements and voting restrictions imposed on directors under the Corporations Act on matters involving a material personal interest.

Within the parameters summarised above, under the Sundance Constitution a director’s position as such does not disqualify him or her vote of the relevant director is counted for that purpose, if:

•                  the material facts as to the director’s relationship or interest, and as to the contract or transaction, are disclosed or known to the board of directors or committee, and the board of directors or committee in good faith authorises the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

•                  the material facts as to the director’s relationship or interest and as to the contract or transaction are disclosed or known to the Holdco stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

•                  the contract or transaction is fair to Holdco as of the time that it is authorised, approved or ratified by the board of directors, committee or stockholders.

Rights of holders of Sundance Shares	Rights of holders of Holdco Shares

from:

•                  holding any other office or place of profit or employment (except with the Company’s auditor) on such terms as the Sundance Directors approve;

•                  being a shareholder in or a director of a company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise; or

•                  entering into an agreement with the Company.

A director must also comply with:

•                  the material personal interest provisions set out in section 191 of the Corporations Act; and

•                  section 195 of the Corporations Act in relation to being present and voting at a board meeting that considers a matter in which he or she has a material personal interest.

Number and nomination of directors

Number

In accordance with the Corporations Act, as a public company in Australia, the Company must have:

•                  no fewer than three directors (not counting alternate directors);

•                  at least two directors ordinarily resident in Australia;

•                  at least one secretary; and

•                  at least one secretary must ordinarily reside in Australia.

Under the Sundance Constitution, the Company must have at least

Number

Holdco’s by-laws provide that the number of directors shall not be less than four and shall be fixed from time to time exclusively by the board of directors.

Holdco’s by-laws provide that directors may be nominated by either the board of directors or by stockholders entitled to vote in the election of directors generally, provided that a stockholder desiring to nominate a director complies with the following procedure.

Nomination

In order to nominate directors at an

Rights of holders of Sundance Shares	Rights of holders of Holdco Shares

three directors in office. The maximum number of directors in office cannot exceed ten directors.

Nomination

Under the ASX Listing Rules, the Company must accept nominations for the election of directors up to 35 Business Days (or 30 Business Days in the case of a meeting requested by shareholders) before the date of a general meeting at which the directors may be elected, unless the Sundance Constitution provides otherwise.

Under the Sundance Constitution, no person other than a director seeking re-election will be eligible for election as an Sundance Director at a general meeting unless at least 50 Sundance Shareholders, or Sundance Shareholders holding at least 5% of the votes that may be cast at a general meeting, intending to propose his nomination have, at least 35 Business Days before the general meeting, provided the Company with a notice consenting to the nomination. The Company will give notice of every candidate for election as a director with or as part of the notice of meeting for the general meeting.

annual meeting, a stockholder must provide Holdco’s chief executive officer with advance written notice of his or her intent to make the nomination not earlier than the 120th day, nor later than the 90th day, prior to the first anniversary of the date of the preceding year’s annual meeting, except that if no annual meeting was held in the previous year or the date of the annual meeting is more than 30 days earlier or 60 days later than such anniversary date, notice must be received not earlier than the close of business 120 days prior to the date of the annual meeting and not later than the close of business on the later of (i) the 90th day before such annual meeting or (ii) if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made.

In order to nominate directors at a special meeting of stockholders for the election of directors, the stockholder notice must be delivered to Holdco’s chief executive officer not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or, if the first public announcement of the date of such special meeting is less than 100 days prior to the date of such special meeting, the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected

Rights of holders of Sundance Shares	Rights of holders of Holdco Shares

at such meeting.

A stockholder shall further update and supplement such notice of a nomination of director, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is 10 business days prior to the meeting. Any update or supplement must be received not later than five business days prior to the date for the meeting, if practicable (or, if not practicable, on the first practicable date prior to the meeting).

Removal of directors

Removal of directors

Subject to the Corporations Act, the shareholders of the Company may remove a director from office by passing an ordinary resolution to do so at a general meeting.

Under the Corporations Act, a notice of intention to move the resolution must be given to the Company at least two months before the meeting is to be held. However, if the Company calls a meeting after the notice of intention is given, the meeting may pass the resolution even though the meeting is held less than two months after the notice of intention is given. The director is entitled to put their case to members and to receive a copy of the notice.

Cessation of director’s appointment

The Sundance Constitution further provides that a person automatically ceases to be a director in certain circumstances, including but not limited to circumstances where the

Removal of directors

The DGCL provides that, subject to the rights of the holders of any series of preferred stock, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of capital stock, or of a single class, entitled to vote generally in the election of directors, voting together as a single class.

Cessation of director’s appointment

While the DGCL does not provide for an automatic cessation of a director’s appointment, Section 223 implies directors may cease to be such for any cause, including death and resignation.

Rights of holders of Sundance Shares		Rights of holders of Holdco Shares

person:

•                  ceases to be a director by virtue of the Corporations Act;

•                  becomes bankrupt or makes any arrangement or composition with his creditors generally;

•                  becomes prohibited from being a director by any order made under the Corporations Act;

•                  becomes of unsound mind or a person who is to be dealt with under the law relating to mental health;

•                  resigns from office by written notice to the Company;

•                  is removed from office by a resolution of the company at a general meeting; or

•                  is absent for more than three months, without permission of the Sundance Directors, from directors’ meetings held during that period.

Casual vacancies

The Sundance Board may appoint a person to be a director at any time. Any director so appointed holds office until the next annual general meeting (and is eligible for re- election) and is not taken into account in deciding the rotation or retirement of directors.

Holdco’s by-laws provide that vacancies in the board of directors will be filled by a majority vote of the directors then in office, even if less than a quorum (and not by stockholders). Directors so chosen shall serve for a term expiring at the next annual meeting of stockholders or until such director’s successor shall have been duly elected and qualified. No decrease in the number of authorised directors shall shorten the term of any incumbent director.

Rotation of directors	The ASX Listing Rules require that: • the Company hold an election of directors each year;	Neither the DGCL nor Holdco’s certificate of incorporation provide for mandatory retirement or rotation

Rights of holders of Sundance Shares		Rights of holders of Holdco Shares

•                  a director, other than the managing director and directors appointed to fill casual vacancies or as additions to the Sundance Board, must not hold office past the third annual general meeting following the director’s appointment or three years, whichever is longer, without submitting himself or herself for re-elections; and

•                  directors appointed to fill casual vacancies or as additions to the Board do not hold office (without re-election) past the next annual general meeting.

The Sundance Constitution also provides

•                  that at every annual general meeting one-third of the directors or, if their number is not a multiple of three, then the number nearest to one-third, must retire from office; and

•                  a director must retire from office at the conclusion of the third annual general meeting after the director was last elected, even if his or her retirement results in more than one-third of all directors retiring.

However, the managing director will not retire by rotation and is not taken into account in determining the rotation of retirement for directors. An alternate director’s appointment ends automatically when his or her appointer ceases to be a director.

of directors.

Holdco’s by-laws provide that each director shall hold office until the next annual meeting of stockholders to be held in the first year after the year in which he or she was elected and until his or her successor is elected, except in the case of his or her death, resignation or removal.

Directors’ indemnity	The Corporations Act prohibits the indemnification of persons against the following specific liabilities incurred as an officer or auditor of	Holdco’s by-laws provide that, to the fullest extent permitted by the DGCL, Holdco will indemnify, and advance expenses to, a director in

Rights of holders of Sundance Shares	Rights of holders of Holdco Shares

the Company:

These are liabilities:

•                  owed to the company or a related body corporate;

•                  for a pecuniary penalty order or a compensation order under the Corporations Act; or

•                  that is owed to someone other than the company or a related body corporate and did not arise out of conduct in good faith.

Further, the Corporations Act prohibits an indemnity for legal costs incurred in defending an action for a liability incurred as an officer or auditor of the Company in specific circumstances including where an officer is found to have a liability for which they could not be indemnified or found guilty in criminal proceedings, or where the grounds for a court order have been made out (in proceedings brought by ASIC or a liquidator).

Payments by the Company of insurance premiums which cover conduct involving a wilful breach of duty in relation to the Company or a breach of a director’s statutory duty not to improperly use their position or improperly use information is also certain statutory directors’ duties is also prohibited under the Corporations Act.

The Sundance Constitution provides that the Company must, subject to the Corporations Act, indemnify every officer (including every director and secretary) or auditor of the Company against a liability incurred in their role as an officer or an action brought by reason of the fact that the director is or was a director of Holdco, or is, or was, serving at the request of Holdco as a director or officer of any other entity, against all expenses, liability and loss (including attorneys’ fees, judgments, fines and amounts paid in settlement) incurred or suffered by such person in connection therewith.

Holdco may maintain insurance to protect a director against any expense, liability or loss, whether or not Holdco would have the power to indemnify such person against such expense, liability or loss under Delaware law.

Rights of holders of Sundance Shares		Rights of holders of Holdco Shares

auditor of the Company or a related body corporate to another person, and for costs and expenses incurred in:

•                  defending civil or criminal proceedings in which judgement is given in favour of that person or in which that person is acquitted; or

•                  connection with an application in relation to proceedings in which the Court grants relief to the person under the Corporations Act.

Directors’ liability	Under the Corporations Act, there is a general prohibition on a company or a related body corporate exempting officers from any liability incurred as an officer of the company.

Under the DGCL, Holdco may include in its certificate of incorporation a provision eliminating the personal liability of a director to the company or its stockholders for monetary damages for a breach of fiduciary duty as a director.

However, the provision may not eliminate liability for:

•                  breach of the director’s duty of loyalty;

•                  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•                  unlawful payment of dividends;

•                  unlawful purchases or redemptions of shares; or

•                  any transaction from which the director derived an improper personal benefit.

Holdco’s certificate of incorporation provides that, to the fullest extent permitted by the DGCL, a director shall not be personally liable to the corporation or its stockholders for

Rights of holders of Sundance Shares		Rights of holders of Holdco Shares

monetary damages for breach of fiduciary duty as a director.

Corporate governance Principles and Recommendations

The ASX Corporate Governance Council (ASXCGC) is an industry based body established to develop corporate governance recommendations for listed entities which reflect international best practice.

The ASXCGC released the 3rd edition of its “Corporate Governance Principles and Recommendations” on 27 March 2014, which deal with matters such as the structure of the board and management, decision- making processes, risk and remuneration.

Holdco’s board structure, the independence of its board members, the existence and composition of its various board committees and its corporate policies as a whole must comply with Delaware law, and, when the corporation is listed on Nasdaq, Holdco must also comply with Nasdaq listing rules and US federal securities laws (including the Sarbanes- Oxley Act).

The ASX Listing Rules require the Company to disclose the extent to which it has followed the recommendations of the ASXCGC. This disclosure is required annually, either included in the Company’s annual report or in a separate report clearly labelled as the corporate governance report and given to the ASX at the same time as the annual report.

Where the Company has not followed all the Recommendations, it must identify the Recommendations that have not been followed and give reasons for not following them.

If the Company follows the Recommendations, it will publish various corporate governance policies and procedures in place on its website.

Audit Committee

The ASX Listing Rules provide that if the Company is included in the

Rights of holders of Sundance Shares	Rights of holders of Holdco Shares

S&P All Ordinaries Index at the beginning of its financial year, it must have an audit committee during that year.

If the entity was in the S&P ASX 300 index at the beginning of its financial year, it must also comply with the recommendations set by the ASXCGC in relation to composition, operation and responsibility of the audit committee.

Insider trading

The Corporations Act prohibits any person who:

•                  possesses information that is not generally available, but if it were generally available, a reasonable person would expect it to have a material effect on the price or value of the Company’s securities (Inside Information); and

•                  knew, or ought reasonably to have known, that the information was Inside Information, from applying for, buying or selling those securities (or entering an agreement to do so) or procuring others to do so. The prohibition also extends to the communication of the information (or causing the information to be communicated) directly or indirectly to third parties if the person knew, or ought reasonably to have known, that the recipient would or would be likely to apply for, buy or sell the securities (or enter an agreement to do so), or procure others to do so.

This prohibition is subject to certain limited exceptions.

US federal securities laws generally prohibit any person who possesses material non-public information relating to Holdco or its securities from buying or selling those securities or procuring others to do so, or from communicating the material non-public information to third parties.

Rights of holders of Sundance Shares	Rights of holders of Holdco Shares

Shareholders’ Meetings

Quorum of shareholders

The Sundance Constitution states that the quorum for a general meeting of the Company’s shareholders is three shareholders (present in person or by proxy or representative), unless there is one member (when the quorum is that member).

Holdco’s by-laws provide that the holders of a majority of the shares of the capital stock of the corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business, unless or except to the extent that the presence of a larger number may be required by law or by the Nasdaq listing rules. Where a separate class vote by a class or classes or series is required, a majority of the voting power of the shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter. If a quorum shall fail to attend any meeting, the chair of the meeting may adjourn the meeting to another place, if any, date, or time.

Annual meetings

Under the Corporations Act, the annual general meeting (AGM) of the Company is required to be held at least once every calendar year and within five months after the end of each financial year.

The Corporations Act, also requires the Company (as a public listed company) to put an ordinary resolution at its AGM that the Company’s Remuneration Report be adopted (Remuneration Resolution).

This vote is advisory and does not bind the Company. However, if 25% or more of the votes cast on the Remuneration Resolution are “no” or “against” votes then the operation of the “Two Strikes Rule” will be triggered. This “Two Strikes Rule” gives shareholders the opportunity

The DGCL requires Holdco to have an annual stockholders’ meeting to elect directors, unless directors are elected by written consent in lieu of an annual meeting. Holdco’s by- laws provide that an action required or permitted to be taken by stockholders can be effected at a duly called annual or special meeting of stockholders.

Under the DGCL, a director or stockholder of Holdco may petition the Court of Chancery of Delaware for an order compelling the holding of an annual meeting if:

•                  no annual meeting has been held, or no action by written consent to elect directors in lieu of an annual meeting has been taken, for a period of 30 days after the date designated

Rights of holders of Sundance Shares		Rights of holders of Holdco Shares

to vote on a resolution to spill a company’s board of directors if the resolution to approve a company’s Remuneration Report receives “no” “votes” of 25% or more at two successive Annual General Meetings.

for the annual meeting; or

•                  no date for an annual meeting has been designated for a period of 13 months after the latest to occur of Holdco’s organisation, the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting.

Under the Nasdaq listing rules, Holdco will be required to hold an annual meeting within a year of its fiscal year end.

Special/extraordinary meetings

Under the Sundance Constitution (and in accordance with the provisions of the Corporations Act), a meeting of shareholders may be convened at any time by the Sundance Board or an Sundance Director and must be called by the Sundance Board when it receives a request to do so from members with at least 5% of the votes that may be cast at the meeting or by order of the Court if it is impracticable to call the meeting in any other way.

Holdco’s by-laws permit special meetings of stockholders for any purposes prescribed in the notice of the meeting to be called at any time by the board of directors, the Chairman of the board of directors, the Chief Executive Officer or stockholders holding at least a majority of the then outstanding shares entitled to vote.

Notice of meetings

Under the Corporations Act (and in accordance with the Sundance Constitution), notice of a general meeting of the Company must be given to the Company’s shareholders at least 28 days before the date of the proposed meeting. Notice of the meeting must also be given to each director and to the auditor of the Company.

The DGCL and Holdco’s by-laws provide that notice of a stockholders’ meeting be delivered not less than ten days nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, except as otherwise provided in Holdco’s by-laws, certificate of incorporation, or as required by the DGCL.

Resolutions at annual meetings	A resolution at a general meeting is to be passed by a majority of votes cast by those present and voting, unless the Corporations Act or the Sundance Constitution provides

Holdco’s by-laws provide that, when a quorum is present at any meeting of stockholders, any election of directors shall be determined (i) in a contested election, by a plurality of the votes cast by the stockholders

Rights of holders of Sundance Shares	Rights of holders of Holdco Shares

otherwise.

A resolution put to the vote at a members’ meeting must be decided on a show of hands unless a poll is demanded in accordance with the Sundance Constitution either before or on the declaration of the result of the vote on a show of hands.

The Company must not count any votes on a resolution purported to be cast by those members that are not permitted to vote (under the Corporations Act or the ASX Listing Rules) on the resolution (or whose votes are to be disregarded) and the relevant notice of meeting states that voting restriction.

entitled to vote at the election, (ii) in an uncontested election, by a majority of the votes cast by the stockholders entitled to vote at the election. Any other matter shall be determined by a majority in voting power of the shares present in person or represented by proxy and entitled to vote on the matter, except when a different vote is required by express provision of law, the certificate of incorporation or the by-laws of the corporation. Pursuant to Holdco’s by-laws, Holdco’s by-laws may be adopted, amended or repealed by the affirmative vote of at least 66 2/3% of the voting power of all then outstanding Holdco Shares entitled to vote generally in the election of directors, voting together as a single class.

The DGCL requires the approval of a majority of all votes entitled to be cast by Holdco stockholders for specified actions including:

•                  dissolution of the corporation;

•                  most mergers or consolidations; and

•                  amendments to the corporation’s certificate of incorporation.

Special resolutions

Under the Corporations Act, a special resolution must be a resolution that is passed by at least 75% of the votes cast by members entitled to vote on the resolution.

Approval by special resolution of shareholders is required for actions such as modifying or repealing the Sundance Constitution, changing the Company’s name or type,

The DGCL contains no concept of special resolutions.

Rights of holders of Sundance Shares	Rights of holders of Holdco Shares

selectively reducing or buying back capital (in some circumstances), providing financial assistance in connection with the acquisition of shares in the company, and undertaking a voluntary winding up of the company.

Derivative actions

Under the Corporations Act, a derivative action may be instituted by a shareholder, former shareholder or person entitled to be registered as a shareholder of the Company (or a related body corporate), or an officer or former officer of the Company. In all cases, leave of the court is required.

Such leave will be granted if:

•                  it is probable that the Company will not itself bring the proceedings or properly take responsibility for them (or for the steps in them);

•                  the applicant is acting in good faith;

•                  it is in the best interests of the Company that the applicant be granted leave;

•                  if the applicant is applying for leave to bring the proceedings, there is a serious question to be tried; and

(a)         either at least 14 days before making the application, the applicant gave written notice to the Company of the intention to apply for leave and of the reasons for applying; or

(b)         it is otherwise appropriate for the court to grant leave.

The Court may make any orders,

The DGCL permits a Holdco stockholder to bring a derivative action on behalf of Holdco if those in control of Holdco have failed to assert a claim belonging to Holdco.

Derivative actions have certain standing and eligibility requirements, including that the plaintiff in the action must generally have been a stockholder of the company at the time that the act complained of occurred and must maintain his or her status as a stockholder of the company throughout the course of the litigation. Derivative plaintiffs must have previously made a demand on the directors of the company to assert the corporate claim, unless such a demand would have been futile.

Rights of holders of Sundance Shares		Rights of holders of Holdco Shares

and give any directions, that it considers appropriate in relation to proceedings brought or intervened in with leave, or an application for leave.

Relief from oppressions

Under the Corporations Act, any shareholder of the Company can apply for an order from the court in circumstances where the conduct of the Company’s affairs, or any actual or proposed act or omission or resolution is either:

•                  contrary to the interests of shareholders as a whole; or

•                  oppressive to, unfairly prejudicial to, or unfairly discriminatory against, any shareholders in that capacity or any other capacity.

Former shareholders can also bring an action if it relates to the circumstances in which they ceased to be a shareholder.

The court may make any order that it considers appropriate in relation to the circumstances and the Company including, among other things, an order that the Company be wound up, that the Company’s existing constitution be modified or repealed, or that a person is required to do a specified act.

The DGCL contains no equivalent statutory provisions. However, Delaware law may provide judicial remedies to stockholders in comparable circumstances.

Inspection of books

Under the Corporations Act, a shareholder of the Company must obtain a court order to obtain access to the company’s books. A person authorised to inspect books may make copies of those books unless the court orders otherwise. The court may make this order only if it is satisfied that the applicant is acting in good faith and that the inspection is to be made for a

The DGCL provides each Holdco stockholder with the right to inspect, to make copies of and to take extracts from, certain books and records of Holdco for any proper purpose during normal business hours upon the stockholder making a sworn written demand, stating the purpose of his or her inspection.

The books and records subject to a

Rights of holders of Sundance Shares	Rights of holders of Holdco Shares

proper purpose. However, the applicant is not permitted to disclose information obtained during such an inspection.

Outside of these provisions, any person also has a right under the Corporations Act to inspect and get copies of the Company’s statutory registers.

The Company’s statutory registers include:

•                  register of members;

•                  if the Company issues options or restricted share units over unissued shares or interests, register of option holders or units holders; and

•                  if the Company issues debentures, a register of debenture holders.

stockholders’ right of inspection include Holdco’s stock ledger, Holdco’s list of stockholders and certain other books and records of Holdco and its subsidiaries.

Takeovers

Takeovers

The Corporations Act restricts the acquisition by any person of a “relevant interest” in issued “voting shares” in the Company under a transaction where, because of the transaction, that person or someone else’s “voting power” in the Company increases from 20% or below to more than 20% or, where the person’s voting power was already above 20% and below 90%, increases in any way at all subject to a number of exceptions detailed in the Corporations Act.

Concepts of “relevant interests”, “issued voting shares” and “voting power” are defined under the Corporations Act and are quite complex. The key concept of relevant interest is very widely defined and generally extends to a

Section 203 of the DGCL applies to Holdco and provides that if a holder acquires 15% or more of Holdco’s voting stock (an Interested Holder) without prior approval of the board of directors, then for three years Holdco cannot engage in a broad range of business combinations with such Interested Holder. Such business combinations include (a) certain mergers or consolidations with the Interested Holder or entities affiliated with the Interested Holder, (b) certain sales, leases, exchanges, pledges, transfers or other dispositions of Holdco assets to the Interested Holder, which assets have an aggregate market value equal to 10% or more of either all of the assets of Holdco or all of the outstanding stock of

Rights of holders of Sundance Shares	Rights of holders of Holdco Shares

holder of the securities or a person either directly or indirectly having a power to vote (or control the vote) or dispose (or control the disposal) of the securities.

Certain exceptions to this general takeover prohibition are set out in the Corporations Act. For example:

•                  an acquisition resulting from a scheme of arrangement undertaken in accordance with the Corporations Act and approved by the court; and

•                  an acquisition that results from the acceptance of an offer under a takeover bid.

In this respect, any takeover bid made for the Company must be on the same terms for all shareholders, subject to minor exceptions, and must comply with the timetable, disclosure and other requirements set out in the Corporations Act.

The purpose of these provisions is to attempt to ensure that shareholders in the target company have a reasonable and equal opportunity to share in any premium for control and that they are given reasonable time and enough information to assess the merits of the proposal.

Holdco and (c) certain transactions which result in the issuance or transfer by Holdco or by any direct or indirect majority owned Holdco subsidiary, to the Interested Holder, of any stock of Holdco or of such Holdco subsidiary.

The Section 203 limitation would not apply if (a) the business combination was approved by the board of directors of Holdco before the holder became an Interested Holder, (b) the business combination is subsequently approved by the Holdco’s board of directors and also by two-thirds of the Holdco stock held by persons other than such Interested Holder at an annual or special meeting of stockholders, or (c) upon consummation of the transaction which resulted in the stockholder becoming an Interested Holder of Holdco, the Interested Holder owned at least 85% of Holdco’s voting stock which was outstanding at the time the transaction commenced (excluding stock owned by any directors who are also officers and certain employee stock plans).

The effect of the restriction is to give Holdco’s board of directors the ability to prevent or inhibit an unsolicited takeover attempt initiated through a merger or asset purchase proposal. It may also dissuade unsolicited tender offer proposals unless the offeror is confident of achieving the 85% shareholding level via the tender offer.

Certain provisions of the certificate of incorporation and by-laws of Holdco also have the effect of

Rights of holders of Sundance Shares	Rights of holders of Holdco Shares

deterring takeovers, such as those provisions:

•                  requiring advance notice of stockholder intention to put forth director nominees or bring up other business at a stockholders’ meeting;

•                  empowering the board of directors to adopt, amend and repeal the by-laws and to amend the certificate of incorporation in any manner permitted under the DGCL;

•                  requiring the affirmative vote of at least 66 2/3% of the voting power of all then outstanding Holdco Shares entitled to vote generally in the election of directors in order for stockholders to adopt, amend or repeal any provision of Holdco’s by-laws;

•                  requiring the affirmative vote of at least a majority of the voting power of all then outstanding shares entitled to vote in order for stockholders to adopt, amend or repeal any provision of Holdco’s certificate of incorporation; and

•                  providing that the number of directors shall be fixed from time to time by the Holdco’s board of directors pursuant to a resolution adopted by a majority of the total number of authorised directors (whether or not there exist any vacancies in previously authorised directorships).

The certificate of incorporation and by-laws of Holdco may be amended in the future pursuant to these

Rights of holders of Sundance Shares		Rights of holders of Holdco Shares

provisions and the DGCL to authorise additional takeover defence mechanisms.

Substantial Shareholding Notices

The Corporations Act requires that a person must give notice to the Company and the ASX in the prescribed form generally within two business days if:

•                  the person begins to have, or ceases to have, a substantial holding in the Company. A substantial holding will arise if a person and their associates have a relevant interest in 5% or more of the voting shares in the Company; or

•                  if the person has a substantial holding in the Company and there is a movement of 1% or more in their holding.

For the purposes of the notification obligation, a relevant interest in the voting shares is defined very broadly to capture most forms of interests in the Company’s shares. Generally, a person will have a relevant interest in securities if such person is the holder of the securities, has power to exercise, or control the exercise of, a right to vote attached to the securities or has power to dispose of, or control the exercise of a power to dispose of, the securities (including any indirect or direct control or power).

The Exchange Act requires any person to file a schedule 13D if this person acquires beneficial ownership of more than 5% of a voting class of an issuer equity securities. Beneficial ownership is defined as holding voting or investment power, directly or indirectly.

The Exchange Act requires any person to file a schedule 13G under the same circumstances which trigger the obligation to file a schedule 13D. However, investors who qualify to file a schedule 13G are investors who acquire or hold the securities with no purpose to influence or change control of the issuer.

Any person who holds more than 20% of a voting class of equity securities must file a schedule 13D.

The requirement to file schedule 13D and schedule 13G applies not only to US domestic listed issuers, such as Holdco, but also to foreign private issuers, such as Sundance, listed on a US stock exchange. Thus, this requirement will not impose any new obligations on Scheme Shareholders.

Winding up	The members of a solvent company may decide to wind-up the company under the Corporations Act. A special resolution is required. From the passing of the resolution, the company must cease to carry on	The DGCL permits the board of directors to authorise the dissolution of Holdco if: • a majority of the directors in office adopt a resolution to approve dissolution at a board

Rights of holders of Sundance Shares	Rights of holders of Holdco Shares

its business except so far as the liquidator considers is required for the beneficial disposal or winding up of that business, but the corporate state and corporate powers of the company continue until it is deregistered.

The Sundance Constitution states that if the Company is wound up, the liquidator may, with the sanction of a special resolution, divide the assets of the Company among the shareholders in kind. The liquidator cannot compel any member to accept marketable securities in respect of which there is a liability as part of a distribution of assets of the Company.

The Corporations Act provides that subject to provisions as to preferential payments, the property of a company must, on its winding up, be applied in satisfaction of its liabilities equally and, subject to that application, must, unless the Sundance Constitution otherwise provides, be distributed among the members according to their rights and interests in the company.

meeting called for that purpose;

•                  holders of a majority of the issued and outstanding shares entitled to vote on the matter adopt a resolution to approve dissolution at a stockholders’ meeting called for that purpose; and

•                  a certificate of dissolution is filed with the Delaware Secretary of State.

The DGCL also permits stockholders to authorise the dissolution of Holdco without board action if:

•                  all of the stockholders entitled to vote on the matter provide written consent to dissolution; and

•                  a certificate of dissolution is filed with the Delaware Secretary of State.

Annexure C — Comparison of Australian and US Financial Reporting

In connection with the listing on a United States stock exchange, Sundance would be required to adopt the following rules related to a public listing on a US stock exchange in connection with a conversion of accounting rules from International Financial Reporting Standards (“IFRS”) to US Generally Accepted Accounting Principles (“GAAP”).

1.              US Generally Accepted Accounting Principles (“GAAP”)

2.              US Securities and Exchange Commission (“SEC”) rules and regulations

In general, IFRS is similar to GAAP. Sundance will adopt the “successful efforts method” of  accounting for its oil and gas properties under GAAP. Sundance has determined that there would be the following material differences as detailed below:

IFRS versus GAAP Analysis

Item:	IFRS	GAAP	Materiality from IFRS to GAAP
Operating Expenses Presentation	Not required under IFRS.	The majority of expenses are required to be reported as an operating expense.	No differences in reported amounts, only differences in income statement presentation of operating expenses.
Depreciation, depletion and amortization (“DD&A”) expense	DD&A is calculated under the units-of- production (“UOP”) method for development and production assets using proved developed reserves.

Two step depletion calculation under successful efforts accounting. DD&A is calculated under the UOP method for proved property acquisition costs using total proved reserves, and for the cost of wells and related equipment and facilities using proved developed reserves.

Depreciation and amortization expense are expected to be higher under GAAP compared to IFRS for the year ended December 31, 2018.
Impairment Expense

Utilizes a discount rate to compute the fair value of assets. If the carrying value of the asset exceeds the computed fair value of the asset then an impairment charge is recorded. Impairment charges can be reversed in future

Utilizes a two-step approach. In step one, recoverability of the carrying value is assessed utilizing the undiscounted cash flows of the assets. If in step one the carrying value of the asset exceeds the value of the undiscounted cash

GAAP Impairment expense is not expected to change materially compared to IFRS for the year ended December 31, 2018. However, a reclassification from other expense related to an inventory write- down will likely be

Item:	IFRS	GAAP	Materiality from IFRS to GAAP
periods.

flows then a second step is performed. In step two fair value is calculated utilizing a discount rate to compute the fair value of the asset. In step two if the carrying value exceeds the fair value as calculated utilizing a discount rate, then an impairment charge is recorded. Impairment charges cannot be reversed in future periods.

recorded as impairment expense in 2018.
Seismic cost	Capitalized to exploration & evaluation assets.	Under successful efforts accounting seismic costs related to unproved properties are expensed.	2018 GAAP income is expected to be lower compared to IFRS and the opening GAAP retained deficit balance at January 1, 2017 will be higher compared to IFRS.
Business combinations	Measurement period adjustments related to contingent liabilities may be recorded to expense.	Measurement period adjustments to contingent liabilities may be recorded as part of the purchase price.	2018 GAAP income may be higher compared to IFRS related to measurement period adjustment in connection with the 2018 Eagle Ford acquisition.
Income Tax Expense	Generally, tax rate multiplied by net income (loss) before tax income expense for each jurisdiction, reduced by any tax prior period tax benefits, to the extent available.	Generally, tax rate multiplied by net income (loss) before tax income expense for each jurisdiction, reduced by any tax prior period tax benefits, to the extent available.

2018 income tax expense is expected to change as the result of i) any timing differences between book and tax basis, ii) net income (loss) before tax income expense and iii) any net operating losses available to offset

Item:	IFRS	GAAP	Materiality from IFRS to GAAP
income tax expense.
Balance Sheet Presentation	Net Assets are presented.	Net Assets are not presented.	No differences in reported amounts, only balance sheet presentation differences
Development and production assets	Asset associated with restoration liability is recorded at a lower discount rate under IFRS.	Asset associated with asset retirement obligation is recorded at a higher discount rate under GAAP. Depletion expense is recorded at a different rate under successful efforts under GAAP (see above).	December 31, 2018 GAAP amount is expected to be lower than IFRS amount due to asset retirement obligation and accumulated depletion expense under successful efforts method under GAAP compared to IFRS.
Exploration and evaluation assets	Seismic costs are capitalized to exploration & evaluation assets.	Under successful efforts accounting, seismic costs are to be charged to expense.	December 31, 2018 GAAP amount is expected to be lower compared to IFRS amount due to difference in accounting treatment of seismic costs.
Long term assets	Deferred financing costs related to revolving credit facilities are netted against the outstanding debt balance.	Under SEC rules companies have the option to record deferred financing costs related to revolving credit facility as a long term asset.

At December 31, 2018 long term asset are expected to be higher under GAAP compared to IFRS due to the reclassification of deferred financing costs related to the revolving credit facility. Outstanding debt balance is also expected to be higher under GAAP compared to IFRS as a result of this reclassification.

Asset retirement obligations	Asset retirement obligation is calculated using a lower discount rate under IFRS	Asset retirement obligation is calculated using a higher discount rate under GAAP	Asset retirement obligation is expected to be lower under GAAP at December 31,

Item:	IFRS	GAAP	Materiality from IFRS to GAAP
	compared to GAAP.	compared to IFRS.	2018 compared to IFRS.
Deferred tax assets and liabilities	All amounts are classified as non- current.	Current or long-term is based on the nature of the related asset or liability.

Deferred tax assets and liabilities are expected to change as the result of i) any timing differences between book and tax basis, ii) net income (loss) before tax income expense and iii) any net operating losses available to offset income tax expense.

Issued capital	Stock transaction costs are netted against issued capital.	Stock transaction costs are netted against additional paid in capital (“APIC”).	Reclassification from common stock to additional paid in capital.
Share-based payments reserves	Reported as a separate component in the statement of financial position.	Reported in APIC in the balance sheet.	Presentation difference.
Foreign currency translation reserve	Presented gross.	Presented net of income tax expense. Also is reported as other accumulated comprehensive loss.	Presentation difference (may result in reclassification for the income tax expense effect).
Management compensation	Required in the financial statement’s footnotes.	Not part of the financial statements footnotes but are required in the annual report on Form 10-K.	Presentation difference.
Auditor fees	Required in the financial statement’s footnotes.	Not part of the financial statements footnotes but are required in the annual report on Form 10-K.	Presentation difference.
Statement of Cash Flows	Prepared under the direct method. Interest payments may be recorded as a financing	To be prepared under the indirect method. Interest payments are recorded as an	Presentation difference on Statement of Cash Flows. For the year ended December 31,

Item:	IFRS	GAAP	Materiality from IFRS to GAAP
	activity.	operating activity.	2018 net cash provided by operating activities is expected to be lower under GAAP compared to IFRS. Net cash provided by financing activities is expected to be higher under GAAP compared to IFRS.

SEC Rules:

Item:	Australian Stock Exchange (“ASX”)	SEC
Interim reporting	Sundance currently files a modified cash flow statement with the ASX on a quarterly basis.

Under SEC rules Sundance would be required to file quarterly financial statements on Form 10-Q with the SEC. The due date would be determined based upon the public market float of Sundance but would most likely be due 40 days after the quarter end since the Company would most likely be an “accelerated filer”.

Interim reporting auditor review	N/A	Quarterly reviews by independent registered public accounting firm are required by the SEC and Public Company Accounting Oversight Board.
Semi-annual reporting	Sundance currently files semi-annual reports with ASX and SEC	N/A

Annexure D — Notice of Scheme Meeting

Sundance Energy Australia Limited (ABN 76 112 202 883) (Company)

Notice is given that, by an order of the Federal Court of Australia (Court) pursuant to section 411(1) of the Corporations Act 2001, a meeting of holders of ordinary shares in the Company will be held at the offices of Baker McKenzie, Tower One - International Towers Sydney, Level 46, 100 Barangaroo Avenue, Sydney NSW 2000 on 8 November 2019 starting at 10:00 am (Sydney time).

Business of meeting

The purpose of the Scheme Meeting is to consider and, if thought fit, to agree to a scheme of arrangement (with or without modification) to be made between the Company and the holders of ordinary shares in the Company.

Resolution

The meeting will be asked to consider and, if thought fit, to pass the following resolution:

“That pursuant to and in accordance with section 411 of the Corporations Act, the Scheme proposed to be entered into between the Company and holders of its ordinary shares (the details of which are described in the Scheme Booklet of which the notice convening this meeting forms part) is agreed to (with or without any modification that may be approved by the Court).”

By order of the Board of
Sundance Energy Australia Limited

Damien Connor

Company Secretary

Notes

Material accompanying this Notice of Scheme Meeting

This Notice of Scheme Meeting, including the Scheme Resolution and the Notes should be read in conjunction with the Scheme Booklet of which this notice forms part. Terms used in this notice, unless otherwise defined, have the same meaning as set out in the Glossary in Section 12 of the Scheme Booklet.

A copy of the Scheme is contained in Annexure E to this Scheme Booklet.

A proxy form also accompanies this Notice of Scheme Meeting.

Majorities required

In accordance with section 411(4)(a) of the Corporations Act, for the Scheme to be Effective, the Scheme Resolution must be passed by:

•                                             a majority in number of holders of ordinary shares present and voting (either in person or by proxy, attorney or by corporate representative); and

•                                             at least 75 percent of the votes cast on the Scheme Resolution contained in this Notice of Scheme Meeting.

The vote will be conducted by poll.

Determination of entitlement to attend and vote

Pursuant to section 411 of the Corporations Act and all other enabling powers, the Court has determined that a person’s entitlement to vote at the Scheme Meeting will be determined in accordance with their holding of ordinary shares (as recorded on the Sundance Register) at 7.00 pm (Sydney time) on 6 November 2019. Accordingly, those persons will be entitled to vote at the Scheme Meeting and share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the Scheme Meeting.

How to vote

Voting will be by poll. If you are a shareholder entitled to attend and vote at the Scheme Meeting, you may vote by:

•                                             attending the Scheme Meeting in person;

•                                             by appointing an attorney to vote on your behalf;

•                                             by appointing a proxy to attend on your behalf using the proxy form accompanying the Scheme Booklet; or

•                                             in the case of a corporation, by appointing an authorised corporate representative to attend on its behalf.

Voting at the Scheme Meeting

All persons attending the Scheme Meeting are asked to arrive at least 30 minutes prior to the time the Scheme Meeting is to commence, so that their shareholding may be checked against the Sundance Register, their power of attorney or appointment as corporate representative can be verified (as the case may be), and their attendance noted.

Jointly held securities

If the ordinary shares are jointly held, only one of the joint shareholders is entitled to vote.  If more  than one shareholder votes in respect of jointly held ordinary shares, only the vote of the shareholder whose name appears first on the Sundance Register will be counted.

Voting in person

To vote in person at the Scheme Meeting, you must attend the Scheme Meeting to be held at the offices of Baker McKenzie, Tower One - International Towers Sydney, Level 46, 100 Barangaroo Avenue, Sydney NSW 2000 on 8 November 2019. The meeting will commence at 10:00 am (Sydney time).

A shareholder who is entitled to vote and wishes to attend and vote at the Scheme Meeting in person will be admitted to the Scheme Meeting and given a voting card on disclosure at the point of entry to the Scheme Meeting of their name and address.

Voting by corporate representative

To vote at the Scheme Meeting (other than by proxy or by attorney), a corporation that is a shareholder and entitled to vote must appoint a person to act as its representative. The appointment must comply with section 250D of the Corporations Act, meaning that the Company will require a Certificate of Appointment of Corporate Representative executed in accordance with the Corporations Act. A copy of such a Certificate of Appointment may be obtained from the Sundance Share Registry.

If a Certificate of Appointment is completed by an individual or a corporation under a power of attorney, the power of attorney under which the Certificate is signed, or a certified copy of that power of attorney, must accompany the completed Certificate of Appointment, unless the power of attorney has already been noted by the Company.

An authorised corporate representative will be admitted to the Scheme Meeting and given a voting card on providing at the point of entry to the Scheme Meeting written evidence of their appointment including any authority under which it is signed, their name and address and the identity of their appointer.

Voting by attorney

The power of attorney appointing the attorney in respect of the Scheme Meeting must be duly executed and specify the name of the applicable Sundance Shareholder, the Company and the attorney. The instruction may be a standing one.

An attorney will be admitted to the Scheme Meeting and given a voting card on providing at the point of entry of the Scheme Meeting, their name and address, the identity of their appointer and an original or certified copy of the power of attorney (unless it has previously been provided to the Sundance Share Registry).

The appointment of an attorney will not preclude a shareholder from attending in person and voting at the Scheme Meeting if the shareholder is entitled to attend and vote. In such circumstances only the shareholder, and not the attorney, will be entitled to vote.

Voting by proxy

A shareholder entitled to attend and vote at the meeting is also entitled to vote by proxy. You may appoint not more than two proxies to attend and act for you at the Scheme Meeting. If two proxies are appointed, each proxy may be appointed to represent a specified number or proportion of your votes. If no such number or proportion is specified, each proxy may exercise half of your votes. A proxy need not be a shareholder.

The proxy form for the Scheme Meeting is enclosed with the Scheme Booklet. Please refer to the proxy form for instructions on completion and lodgement.

For the appointment of your proxy to be effective, correctly completed proxy forms (and any authority under which the proxy form is signed) or a certified copy of the completed proxy forms must be received by the Sundance Share Registry by no later than 10:00 am (Sydney time) on 6 November 2019.

You should consider how you wish the proxy to vote. That is, whether you wish for the proxy to vote ‘For’ or ‘Against’, or abstain from voting on, the resolution, or whether to leave the decision to the appointed proxy after discussion at the Scheme Meeting.

If you do not instruct your proxy on how to vote, your proxy may vote, or abstain from voting, as he or she sees fit at the Scheme Meeting. If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on a shareholder’s behalf on a show of hands or on a poll, and the shares the subject of the proxy appointment will not be counted in computing the required majority.

The Sundance Board intends to vote all valid undirected proxies which they receive for the Scheme Resolution.

Sundance Shareholders entitled to attend and vote at the meeting who return their proxy forms but do not nominate the identity of their proxy will be taken to have appointed the chairman of the Scheme Meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy  does not attend the Scheme Meeting, the chairman of the Scheme Meeting will act in place of the nominated proxy and vote in accordance with the directions on the proxy form. Proxy appointments in favour of the chairman of the Scheme Meeting, the Company secretary of, or any Sundance Director which do not contain a direction will be used to support the resolution to approve the Scheme.

A proxy will be admitted to the Scheme Meeting and given a voting card on providing at the point of entry to the Scheme Meeting written evidence of their name and address.

The sending of a proxy form will not preclude a shareholder from attending in person, revoking a proxy and voting at the Scheme Meeting if the shareholder is entitled to attend and vote. In such circumstances only the shareholder, and not the proxy, will be entitled to vote.

The instrument appointing a proxy is required to be in writing under the hand of the appointer or of that person’s attorney and, if the appointer is a corporation, in accordance with the Corporations Act or under the hand of an authorised officer or attorney. Where two or more persons are registered as a member, each person must sign the proxy form. If a proxy form is completed by an individual or a corporation under power of attorney:

•                                             the power of attorney under which the form is signed, or a certified copy of that power of attorney, must accompany the completed proxy form; and

•                                             the proxy form may only be lodged in person or by post,

unless the power of attorney has previously been noted by the Sundance Share Registry, in which case the proxy form can also be lodged by fax.

Lodgement of proxies, powers of attorney and authorities

Proxy forms, powers of attorney and authorities should be sent to the Sundance Share Registry using the enclosed reply paid envelope, or as indicated on the proxy form.

Annexure E — Scheme of arrangement

Scheme of Arrangement

Sundance Energy Australia Limited

The holders of fully paid ordinary shares in Sundance Energy Australia Limited as at the Scheme Record Date

Scheme of Arrangement

pursuant to section 411 of the Corporations Act 2001 (Cth)

between	Sundance Energy Australia Limited (ACN 112 202 883) (a company incorporated in Australia) of G 28 Greenhill Road, Wayville, South Australia, 5034 (Sundance)

and	The holders of fully paid ordinary shares in Sundance as at the Scheme Record Date

Operative provisions

1                                                        Definitions and interpretation

Definitions

1.1                                              In this document, unless the context requires otherwise:

ASIC means the Australian Securities and Investments Commission.

ASPL means ASX Settlement Pty Ltd (ABN 49 008 504 532).

ASX means ASX Limited (ACN 008 624 691) or, where the context requires, the securities market which it operates.

ASX Settlement Rules means the ASX Settlement Operating Rules.

Business Day means a day that is not a Saturday, Sunday, public holiday or bank holiday in Sydney, New South Wales.

CHESS means the Clearing House Electronic Subregister System of share transfers operated by ASPL.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Federal Court of Australia or such other court of competent jurisdiction under the Corporations Act agreed in writing by Holdco and Sundance.

Deed Poll means the deed poll in respect of the Scheme dated on or about 26 September 2019 executed by Holdco in favour of each Scheme Shareholder.

Effective means the coming into effect, under section 411(10) of the Corporations Act, of the Scheme Order.

Effective Date means the date on which an office copy of the Scheme Order approving the Scheme is lodged with ASIC.

Holdco means Sundance Energy Inc. (a corporation formed in the State of Delaware, United States of America).

Holdco Share means a share of voting common stock in Holdco.

Fractional Holdco Share has the meaning given to that term in the Scheme Implementation Agreement.

Implementation Date means the fifth Business Day after the Scheme Record Date, or such other day as Holdco and Sundance agree in writing.

Ineligible Foreign Shareholder means a Scheme Shareholder whose address, as shown in the Register (as at the Scheme Record Date), is in a place outside Australia and Australia’s external territories, Cayman Islands, France, Germany, Hong Kong, Lithuania, New Zealand, Singapore, Thailand, United Kingdom or the United States, unless Holdco is satisfied, acting reasonably, that the laws of that place permit the allotment and issue of Holdco Shares to that Scheme Shareholder, either unconditionally or after compliance with conditions that Holdco in its sole discretion regards as acceptable and not unduly onerous or impracticable.

Sale Agent has the meaning given to that term in the Scheme Implementation Agreement.

Sale Facility has the meaning given to that term in the Scheme Implementation Agreement.

Sale Facility Proceeds has the meaning given to that term in the Scheme Implementation Agreement.

Selling Shareholder has the meaning given to that term in the Scheme Implementation Agreement.

Sundance Share means an issued fully paid ordinary share in Sundance.

Sundance Shareholder means each person who is registered in the Register as a holder of a Sundance Share.

Sundance Share Registry means Computershare Investor Services Pty Ltd (ACN 078 279 277).

Register means the register of shareholders of Sundance.

Registered Address means the address of each Scheme Shareholder as recorded in the Register as at the Scheme Record Date.

Related Body Corporate has the meaning given to that term in the Corporations Act.

Scheme means this scheme of arrangement under Part 5.1 of the Corporations Act between Sundance and Scheme Shareholders, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by Sundance and Holdco.

Scheme Consideration means the consideration to be provided to Scheme Shareholders under the terms of this Scheme for the transfer to Holdco of their Scheme Shares, being one Holdco Share for every 100 Sundance Shares held by a Scheme Shareholder.

Scheme Implementation Agreement means the scheme implementation agreement dated 11 September 2019 between Sundance and Holdco.

Scheme Meeting means the meeting of Sundance Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act in relation to the Scheme.

Scheme Order means the orders of the Court approving the Scheme, with or without modification, under section 411(4)(b) of the Corporations Act.

Scheme Record Date means 7.00 pm (Sydney time) on the third Business Day after the Effective Date.

Scheme Share means a Sundance Share held by a Scheme Shareholder as at the Scheme Record Date.

Scheme Shareholder means each person who holds a Sundance Share as at the Scheme Record Date.

Second Court Date means the first day on which the Court hears the application for the Scheme Order, or if the application is adjourned or subject to appeal for any reason, the first day on which the adjourned or appealed application is heard.

Sunset Date means:

(a)                                5.00 pm (Sydney time) on 31 December 2019; or

(b)                                such other date and time as agreed in writing between Sundance and Holdco.

Interpretation

1.2                                              In this document:

(a)                                unless the context requires otherwise, a reference:

(i)                                    to the singular includes the plural and vice versa;

(ii)                                 to a gender includes all genders;

(iii)                              to a document or instrument is a reference to that document or instrument as amended, consolidated, supplemented, novated or replaced;

(iv)                             to a clause, paragraph, Schedule or Annexure is to a clause, paragraph, Schedule or Annexure of or to this document;

(v)                                to a law includes any legislation, judgment, rule of common law or equity or rule of any applicable stock exchange, and is a reference to that law as amended, consolidated, supplemented or replaced and includes a reference to any regulation, by-law or other subordinate legislation;

(vi)                             to any time is to Sydney time;

(vii)                          to “$” is to the lawful currency of Australia;

(b)                                the words “including” or “includes” means “including, but not limited to”, or “includes, without limitation” respectively;

(c)                                 where a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(d)                                headings are for convenience only and do not affect interpretation of this document;

(e)                                 if a payment or other act must (but for this clause) be made or done on a day that is not a Business Day, then it must be made or done on the next Business Day; and

(f)                                  if a period must be calculated from, after or before a day or the day of an act or event, it must be calculated excluding that day.

2                                                        Preliminary

Sundance

2.1                                              Sundance is a public company limited by shares, incorporated in Australia and taken to be registered in South Australia. Sundance’s registered office is at G 28 Greenhill Road, Wayville, South Australia, 5034.

2.2                                              Sundance is admitted to the official list of ASX and Sundance Shares are quoted on ASX.

2.3                                              As at 4 September 2019, 687,567,322 Sundance Shares were on issue.

Holdco

2.4                                              Holdco is a corporation formed in the State of Delaware, United States of America. Its principal executive office is at Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801.

Effect of Scheme

2.5                                              If the Scheme becomes Effective:

(a)                                Sundance will procure the issue of the Scheme Consideration to Scheme Shareholders in accordance with the terms of the Scheme; and

(b)                                subject to provision of the Scheme Consideration, all of the Scheme Shares, together with all rights and entitlements attaching to the Scheme Shares at the Implementation Date, will be transferred to Holdco and Sundance will enter Holdco in the Register as the holder of the Scheme Shares.

Scheme Implementation Agreement

2.6                                              Sundance and Holdco have entered into the Scheme Implementation Agreement which sets out the terms on which Sundance and Holdco have agreed to implement the Scheme.

Deed Poll

2.7                                              The Scheme attributes actions to Holdco but does not itself impose an obligation on Holdco to perform those actions. Holdco has executed the Deed Poll in favour of each Scheme Shareholder under which it has covenanted, subject to the Scheme becoming Effective, to perform certain steps attributed to it under the Scheme and to do all things necessary or desirable to implement the Scheme, including to issue the Scheme Consideration.

3                                                        Conditions precedent

Conditions precedent to Scheme

3.1                                              The Scheme is conditional on, and will have no force or effect until, the satisfaction of each of the following conditions precedent:

(a)                                all of the conditions precedent set out in clause 3.1 of the Scheme Implementation Agreement, other than those in clauses 3.1(c) and 3.1(d), having been satisfied or waived in accordance with the terms of the Scheme Implementation Agreement, before 8:00 am on the Second Court Date;

(b)                                as at 8.00 am on the Second Court Date, neither the Scheme Implementation Agreement nor the Deed Poll having been terminated in accordance with its terms;

(c)                                 the Court making the Scheme Order;

(d)                                any other conditions made or required by the Court under section 411(6) of the Corporations Act in relation to the Scheme, and which are acceptable to Sundance and Holdco, having been satisfied; and

(e)                                 the Scheme Order (and, if applicable, any orders under section 411(6) of the Corporations Act) approving the Scheme coming into effect, under section 411(10) of the Corporations Act, on or before the Sunset Date, and the provisions of clauses 4, 5, 6 and 7 will not come into effect unless and until each of these conditions precedent has been satisfied.

Certificate in relation to conditions precedent

3.2                                              Prior to or at the Court hearing on the Second Court Date, Sundance and Holdco will each provide to the Court a certificate, or such other evidence as the Court requests, confirming (in respect of matters within their knowledge) whether or not all of the conditions precedent to the Scheme other than those in clauses 3.1(c) and 3.1(d) have been satisfied or waived.

3.3                                              The giving of a certificate by each of Sundance and Holdco under clause 3.2 will, in the absence of manifest error, be conclusive evidence of the satisfaction or waiver of the conditions precedent referred to in the relevant certificate.

Termination

3.4                                              Without limiting any rights under the Scheme Implementation Agreement, if the Scheme Implementation Agreement is terminated in accordance with its terms before the Scheme becomes Effective, each of Holdco and Sundance are released from:

(a)                                any further obligation to take steps to implement the Scheme; and

(b)                                any liability with respect to the Scheme.

Sunset Date

3.5                                              The Scheme will lapse and have no further force or effect if the Effective Date has not occurred on or before the Sunset Date.

4                                                        Implementation of Scheme

Lodgement of Scheme Order

4.1                                              Sundance must lodge with ASIC in accordance with section 411(10) of the Corporations Act an office copy of the Scheme Order as soon as practicable on or before the first Business Day after the date on which the Court makes that Scheme Order.

Transfer of Scheme Shares

4.2                                              Subject to the Scheme becoming Effective and the provision of the Scheme Consideration in accordance with clause 5.1, on the Implementation Date the Scheme Shares, together with all rights and entitlements attaching to them as at the Implementation Date, will be transferred to Holdco without the need for any further act by any Scheme Shareholder by:

(a)                                Sundance delivering to Holdco a duly completed share transfer form executed on behalf of the Scheme Shareholders (which may be a master share transfer form) to transfer all the Scheme Shares to Holdco;

(b)                                Holdco duly executing this transfer form and delivering this transfer form to Sundance for registration; and

(c)                                 to the extent applicable, Sundance effecting a valid transfer of Scheme Shares under section 1074D of the Corporations Act.

4.3                                              As soon as practicable after receipt of the transfer form or completion of the transfer procedure, Sundance must enter the name and address of Holdco in the Register as the holder of the Scheme Shares.

4.4                                              To the extent permitted by law, the Scheme Shares will be transferred to Holdco free from all mortgages, charges, liens, encumbrances, pledges, security interests and other interests of third parties of any kind.

5                                                        Scheme Consideration

Provision of Scheme Consideration

5.1                                              Sundance must use its best endeavours to procure that, in consideration for the transfer to Holdco of the Scheme Shares held by each Scheme Shareholder under the terms of this Scheme, Holdco issues to each Scheme Shareholder (other than an Ineligible Foreign Shareholder, a Selling Shareholder or a Scheme Shareholder in respect of their entitlement to a Fractional Holdco Share) one Holdco Share for every 100 Scheme Shares held by the Scheme Shareholder on the Scheme Record Date.

5.2                                              Subject to clauses 5.3 and 5.4, the transactions which form part of this Scheme will be implemented in the following sequence on the Implementation Date:

(a)                                each Scheme Shareholder will receive the Scheme Consideration for the Scheme Shares held by that Scheme Shareholder on the Scheme Record Date; and

(b)                                in exchange, all Scheme Shares will be transferred to Holdco.

5.3                                              Fractional Holdco Shares will be dealt with in accordance with clause 5.4.

Sale Facility for Ineligible Foreign Shareholders, Selling Shareholders and Fractional Holdco Shares

5.4                                              Where a Scheme Shareholder:

(a)                                is an Ineligible Foreign Shareholder;

(b)                                is a Selling Shareholder; or

(c)                                 has an entitlement to a Fractional Holdco Share,

Holdco will be under no obligation to issue and Sundance will procure that Holdco will not issue any Scheme Consideration to that Ineligible Foreign Shareholder or Selling Shareholder, or any Fractional Holdco Shares to that Scheme Shareholder. Instead Sundance will procure that Holdco will issue:

(d)                                the Scheme Consideration that would otherwise have been issued to the Ineligible Foreign Shareholder or Selling Shareholder; or

(e)                                 the Fractional Holdco Shares that would otherwise have been issued to the Scheme Shareholder,

to the Sale Agent who will sell those Holdco Shares in accordance with the terms of the Sale Facility after the Implementation Date in such manner, at such price and on such other terms as the Sale Agent determines in good faith, and at the risk of the Ineligible Foreign Shareholder, Selling Shareholder or the Scheme Shareholder who would otherwise be entitled to Fractional Holdco Shares. Sundance will procure that the Sale Agent will pay the Sale Facility Proceeds to that Ineligible Foreign Shareholder, Selling Shareholder or Scheme Shareholder who would otherwise be entitled to Fractional Holdco Shares (as applicable) in full satisfaction of that Ineligible Foreign Shareholder’s or Selling Shareholder’s rights to Scheme Consideration or in the case of a Scheme Shareholder with an entitlement to a Fractional Holdco Share, in full satisfaction of that Scheme Shareholder’s entitlement to Fractional Holdco Shares.

Obligations of Scheme Shareholders

5.5                                              Each Scheme Shareholder who will be issued Holdco Shares under the Scheme agrees:

(a)                                to become a stockholder of Holdco;

(b)                                to have their name and address entered into the register of stockholders maintained by Holdco; and

(c)                                 to be bound by the certificate of incorporation and by-laws of Holdco in force from time to time in respect of the Holdco Shares.

Joint holders

5.6                                              In the case of Scheme Shares held in joint names, any Scheme Consideration will be issued to and registered in the names of the joint holders and holding statements or notices confirming the issue of the Scheme Consideration will be forwarded to the holder whose name appears first in the Register as at the Scheme Record Date.

6                                                        Dealings in Sundance Shares

Determination of Scheme Shareholders

6.1                                              Each Scheme Shareholder will be entitled to participate in the Scheme.

6.2                                              For the purpose of determining who is a Scheme Shareholder, dealings in Sundance Shares will only be recognised if:

(a)                                in the case of dealings of the type to be effected by CHESS, the transferee is registered in the Register as the holder of the relevant Sundance Shares by the Scheme Record Date; and

(b)                                in all other cases, share transfer forms in registrable form or transmission applications in respect of those dealings are received by the Sundance Share Registry by the Scheme Record Date.

Sundance’s obligation to register

6.3                                              Sundance must register any registrable transfers or transmission applications of the kind referred to in clause 6.2(b) by the Scheme Record Date.

Transfers after the Scheme Record Date

6.4                                              If the Scheme becomes Effective, a Sundance Shareholder (and any person claiming through that holder) must not dispose of, or purport or agree to dispose of, any Sundance Shares or any interest in them after the Scheme Record Date (other than a transfer to Holdco in accordance with the Scheme and any subsequent transfers by Holdco or its successors in title).

6.5                                              Sundance will not accept for registration, nor recognise for any purpose, any transfer or transmission application in respect of Sundance Shares received after the Scheme Record Date (other than a transfer to Holdco in accordance with the Scheme and any subsequent transfers by Holdco or its successors in title).

Maintenance of Register

6.6                                              For the purpose of determining entitlements to the Scheme Consideration, Sundance will, until the Scheme Consideration has been issued to Scheme Shareholders, maintain or procure the maintenance of the Register in accordance with this clause 6. The Register in this form will solely determine entitlements to the Scheme Consideration.

Effect of certificates and holding statements

6.7                                              From the Scheme Record Date, each certificate or holding statement for Scheme Shares will cease to have any effect as a document of title in respect of the Scheme Shares or otherwise (other than holding statements in favour of Holdco and its successors in title).

6.8                                              Each entry on the Register as at the Scheme Record Date (other than entries in respect of Holdco and its successors in title) will cease to have any effect other than as evidence of the entitlements of Scheme Shareholders to the Scheme Consideration in respect of the Scheme Shares relating to that entry.

Information to be made available to Holdco

6.9                                              As soon as reasonably practicable after the Scheme Record Date and in any event at least two Business Days before the Implementation Date, Sundance will give to Holdco or as it directs or procure that Holdco be given or as it directs, details of the name, address and number of Scheme Shares held by each Scheme Shareholder as shown in the Register at the Scheme Record Date in the form Holdco reasonably requires.

7                                                        Quotation of Sundance Shares

7.1                                              Sundance will apply to ASX for suspension of trading of Sundance Shares on ASX with effect from the close of trading on the Effective Date.

7.2                                              If the Scheme has been fully implemented in accordance with its terms, on the date determined by Holdco, Sundance will apply to ASX for the termination of the official quotation of Sundance Shares on ASX and to have Sundance removed from the official list of ASX.

8                                                        General Scheme provisions

Appointment of Sundance as agent and attorney

8.1                                              Each Scheme Shareholder, without the need for any further act, irrevocably appoints Sundance and each of the directors and officers of Sundance (jointly and severally) as its agent and attorney for the purpose of doing all things and executing all deeds, instruments, transfers and other documents that may be necessary or desirable to give full effect to the Scheme and the transactions contemplated by it, including but not limited to:

(a)                                enforcing the Deed Poll against Holdco;

(b)                                in the case of Scheme Shares in a CHESS holding:

(i)                                    causing a message to be transmitted to ASPL in accordance with the ASX Settlement Rules to transfer the Scheme Shares held by the Scheme Shareholder from the CHESS subregister of Sundance to the issuer sponsored subregister operated by Sundance or the Sundance Share Registry at any time after Holdco has issued the Scheme Consideration which is due under this Scheme to Scheme Shareholders; and

(ii)                                 completing and signing on behalf of Scheme Shareholders any required form of transfer of Scheme Shares;

(c)                                 in the case of Scheme Shares registered in the issuer sponsored subregister operated by Sundance or the Sundance Share Registry, completing and signing on behalf of Scheme Shareholders any required form of transfer; and

(d)                                in all cases, executing any document or doing any other act necessary or desirable to give full effect to this Scheme and the transactions contemplated by it, including executing a proper instrument of transfer of Shares for the purposes of section 1071B of the Corporations Act (which may be a master transfer).

8.2                                              Sundance may sub-delegate its functions, authorities or powers under clause 8.1 as agent and attorney of each Scheme Shareholder to any or all of its directors or officers.

Agreement by Scheme Shareholders

8.3                                              Each Scheme Shareholder agrees to:

(a)                                the transfer of its Scheme Shares together with all rights and entitlements attaching to those Scheme Shares to Holdco in accordance with the terms of the Scheme; and

(b)                                the variation, cancellation or modification (if any) of the rights attached to its Sundance Shares constituted by or resulting from the Scheme.

Warranty by Scheme Shareholders

8.4                                              Each Scheme Shareholder is deemed to have warranted to Sundance, and is deemed to have authorised Sundance to warrant to Holdco as agent and attorney for the Scheme Shareholder, that:

(a)                                all of its Scheme Shares (including all rights and entitlements attaching to them) transferred to Holdco under the Scheme will, on the date of the transfer, be fully paid and free from all mortgages, charges, liens, encumbrances, pledges, security interests and other interests of third parties of any kind; and

(b)                                it has full power and capacity to sell and transfer its Scheme Shares (including all rights and entitlements attaching to them) to Holdco.

Title to Scheme Shares

8.5                                              On and from the Implementation Date, pending registration by Sundance of Holdco in the Register as the holder of the Scheme Shares, Holdco will be beneficially entitled to the Scheme Shares.

Appointment of Holdco as sole proxy

8.6                                              On and from the Implementation Date and until registration by Sundance of Holdco in the Register as the holder of the Scheme Shares, each Scheme Shareholder:

(a)                                without the need for any further act irrevocably appoints Holdco and each of its directors, officers and secretaries (jointly and each of them separately) as its agent and attorney to appoint an officer or agent nominated by Holdco as its sole proxy and where applicable, corporate representative to:

(i)                                    attend shareholders’ meetings of Sundance;

(ii)                                 exercise the votes attached to the Scheme Shares registered in the name of the Scheme Shareholder; and

(iii)                              sign any shareholders’ resolution of Sundance;

(b)                                undertakes not to attend or vote at any such meetings or sign any such resolutions, whether in person, by proxy or by corporate representative other than under clause 8.6;

(c)                                 must take all other actions in the capacity of a registered holder of Scheme Shares as Holdco reasonably directs; and

(d)                                acknowledges and agrees that in exercising the powers referred to in this clause 8.6, Holdco and each of the directors, officers and secretaries of Holdco may act in the best interests of Holdco as the intended registered holder of the Scheme Shares.

8.7                                              Sundance undertakes in favour of each Scheme Shareholder that it will appoint the officer or agent nominated by Holdco as that Scheme Shareholder’s proxy or, where applicable, corporate representative in accordance with clause 8.6(a).

Scheme alterations and conditions

8.8                                              If the Court proposes to approve the Scheme subject to any alterations or conditions under section 411(6) of the Corporations Act, Sundance may, by its counsel or solicitors, and with the consent of Holdco, consent to those alterations or conditions on behalf of all persons concerned, including, for the avoidance of doubt, all Scheme Shareholders.

Effect of Scheme

8.9                                              The Scheme binds Sundance and all Scheme Shareholders (including those who do not attend the Scheme Meeting, do not vote at the meeting or vote against the Scheme) and, to the extent of any inconsistency and to the extent permitted by law, overrides the constitution of Sundance.

No liability when acting in good faith

8.10                                       Neither Sundance nor Holdco, nor any of their respective officers or agents, will be liable to a Sundance Shareholder for anything done or omitted to be done in the performance of the Scheme in good faith.

Notices

8.11                                       Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to Sundance, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Sundance’s registered office or at the Sundance Share Registry.

8.12                                       The accidental omission to give notice of the Scheme Meeting or the non-receipt of such a notice by any Sundance Shareholder will not, unless so ordered by the Court, invalidate the Scheme Meeting or the proceedings of the Scheme Meeting.

Further assurances

8.13                                       Each party must, at its own expense, whenever requested by the other party, promptly do or, to the extent reasonably practicable, arrange for others to do everything, including executing any documents, reasonably necessary to give full effect to this Scheme and the transactions contemplated by this Scheme.

Costs and stamp duty

8.14                                       Holdco will pay all stamp duty (if any) and any related fines, penalties and interest payable on the transfer by Scheme Shareholders of the Scheme Shares to Holdco.

Governing law and jurisdiction

8.15                                       This Agreement is governed by the laws of New South Wales. Each party irrevocably and unconditionally:

(a)                                submits to the exclusive jurisdiction of the courts of New South Wales; and

(b)                                waives, without limitation, any claim or objection based on absence of jurisdiction or inconvenient forum.

Annexure F — Deed Poll

Deed Poll

By Sundance Energy Inc.

in favour of each Scheme Shareholder

Baker & McKenzie

ABN 32 266 778 912

Tower One - International Towers Sydney

Level 46, 100 Barangaroo Avenue

Barangaroo NSW 2000

Australia

www.bakermckenzie.com

Title	Deed Poll

Date	26 September, 2019

By

Sundance Energy Inc. (a corporation formed in the State of Delaware, United States of America) of Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801 (Holdco)

in favour of	Each holder of issued fully paid ordinary shares in Sundance Energy Australia Limited (ABN 76 112 202 883) (Sundance) as at the Scheme Record Date (Scheme Shareholder)

Recitals

A                                                     Sundance and Holdco are parties to a Scheme Implementation Agreement dated 11 September 2019 (Scheme Implementation Agreement).

B                                                     Holdco is entering into this Deed Poll for the purpose of covenanting in favour of Scheme Shareholders to perform certain of its obligations under the Scheme Implementation Agreement and certain steps attributed to it under the Scheme, including ensuring that the Scheme Consideration is issued to Scheme Shareholders.

C                                                     The effect of the Scheme will be that the Scheme Shares, together with all rights and entitlements attaching to them, will be transferred to Holdco in exchange for the Scheme Consideration.

D                                                     The Scheme, in connection with a subsequent transfer of the assets of Sundance to Holdco, is intended, for U.S. federal income tax purposes, to qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended.

Operative provisions

1                                                       Definitions and interpretation

Definitions

1.1                                             Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act between Sundance and Scheme Shareholders, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act.

Interpretation

1.2                                             Words and phrases defined in the Scheme have the same meanings in this Deed Poll unless the context requires otherwise.

1.3                                             Clause 1.2 of the Scheme applies to the interpretation of this Deed Poll except that references to “this document” in that clause are to be read as references to “this Deed Poll”.

2                                                       Nature of Deed Poll

2.1                                             Holdco acknowledges that:

(a)                                this Deed Poll may be relied on and enforced by any Scheme Shareholder in accordance with its terms, even though the Scheme Shareholders are not a party to it; and

(b)                                under the Scheme, each Scheme Shareholder irrevocably appoints Sundance and each of the directors and officers of Sundance (jointly and severally) as its agent and attorney to enforce this Deed Poll against Holdco.

3                                                       Conditions precedent and termination

Conditions precedent

3.1                                             Holdco’s obligations under clause 4 in relation to the Scheme are subject to the Scheme becoming Effective.

3.2                                             Holdco agrees not to waive the condition in clause 3.1(g) of the Scheme Implementation Agreement unless it is necessary to waive this condition to ensure that Nasdaq approval for the listing of Holdco Shares is obtained.

Termination

3.3                                             Holdco’s obligations under this Deed Poll will automatically terminate and the terms of this Deed Poll will have no further force or effect if:

(a)                                the Scheme Implementation Agreement is terminated in accordance with its terms prior to the occurrence of the Effective Date for the Scheme; or

(b)                                the Scheme does not become Effective on or before the Sunset Date, unless Holdco and Sundance otherwise agree in writing.

Consequences of termination

3.4                                             If this Deed Poll is terminated under clause 3.3, then, in addition and without prejudice to any other rights, powers or remedies available:

(a)                                Holdco is released from its obligations to further perform this Deed Poll, except for any obligations which by their nature survive termination; and

(b)                                each Scheme Shareholder, retains the rights it has against Holdco in respect of any breach of this Deed Poll which occurred before its termination.

4                                                       Provision of scheme consideration

4.1                                             Subject to clause 3, Holdco undertakes to each Scheme Shareholder:

(a)                                to issue to each Scheme Shareholder (or, in accordance with the terms of the Scheme, to the Sale Agent where such Scheme Shareholder is an Ineligible Foreign Shareholder, Selling Shareholder or has an entitlement to receive a Fractional Holdco Share) the Scheme Consideration or Fractional Holdco Shares (as applicable);

(b)                                that the Holdco Shares to be issued to Scheme Shareholders in accordance with the terms of the Scheme rank equally in all respects with all other Holdco voting shares of common stock on issue as at the Implementation Date; and

(c)                                 to undertake all other actions attributed to it under, and otherwise comply with its obligations in, the Scheme as if it were a party to the Scheme,

subject to and in accordance with the provisions of the Scheme.

5                                                       Representations and warranties

5.1                                             Holdco represents and warrants that:

(a)                                it is a corporation validly existing under the laws of the place of its incorporation;

(b)                                it has the corporate power to enter into and perform its obligations under this Deed Poll and to carry out the transactions contemplated by this Deed Poll;

(c)                                 it has taken all necessary corporate action to authorise the entry into this Deed Poll and has taken or will take all necessary corporate action to authorise the performance of this Deed Poll and to carry out the transactions contemplated by this Deed Poll; and

(d)                                this Deed Poll is valid and binding upon it and enforceable against it in accordance with its terms.

6                                                       Continuing obligations

6.1                                             This Deed Poll is irrevocable and, subject to clause 3, remains in full force and effect until the earlier of:

(a)                                Holdco having fully performed its obligations under this Deed Poll; and

(b)                                the termination of this Deed Poll under clause 3.3.

7                                                       Notices

7.1                                             Any notice or other communication given to Holdco under or in connection with this Deed Poll must be:

(a)                                in legible writing and in English;

(b)                                addressed to Holdco at the address or email address set out below:

Attention:	Eric P. McCrady, Chief Executive Officer
Cathy L. Anderson, Chief Financial Officer

Address:	Corporation Trust Center,
1209 Orange Street,
City of Wilmington,
County of New Castle,
Delaware 19801
United States

Email:	emccrady@sundanceenergy.net
canderson@sundanceenergy.net

(c)                                 signed by the sender or a person duly authorised by the sender; and

(d)                                sent to Holdco by hand, prepaid post (airmail if to or from a place outside Australia) or email.

7.2                                             Without limiting any other means by which a party may be able to prove that a notice has been received by Holdco, a notice will be considered to have been received:

(a)                                if sent by hand, when left at the address of Holdco;

(b)                                if sent by pre-paid post, three Business Days (if posted within Australia to an address in Australia) or 10 Business Days (if posted from one country to another) after the date of posting; or

(c)                                 if sent by email, when the sender receives an automated message confirming delivery or four hours after the time the email is sent (as recorded on the device from which the sender sent the email) unless the sender receives an automated message that the email has not been delivered, whichever occurs first, but if a notice is served by hand, or is received by email, on a day that is not a Business Day, or after 5.00 pm (Holdco’s local time) on a Business Day, the notice will be considered to have been received by Holdco at 9.00 am (Holdco’s local time) on the next Business Day.

8                                                       General

Stamp duty

8.1                                             Holdco:

(a)                                must pay all stamp duty (if any) and any related fines, penalties and interest in respect of the Scheme and this Deed Poll, the performance of this Deed Poll and each transaction effected by or made under this Deed Poll; and

(b)                                indemnifies each Scheme Shareholder on demand against any liability arising from failure to comply with clause 8.1(a).

Waiver

8.2                                             Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this Deed Poll by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this Deed Poll.

8.3                                             No waiver of a breach of any term of this Deed Poll will operate as a waiver of another breach of that term or of a breach of any other term of this Deed Poll.

8.4                                             Nothing in this Deed Poll obliges a party to exercise a right to waive any conditional term of this agreement that may be in its power.

8.5                                             A provision of or right under this Deed Poll may not be waived except in writing signed by the person granting the waiver.

Variation

8.6                                             A provision of this Deed Poll may not be varied unless the variation is agreed to in writing by Holdco and Sundance, and the Court indicates that the variation would not of itself preclude approval of the Scheme. A variation which complies with this clause is effective when Holdco enters into a further deed poll in favour of each Scheme Shareholder giving effect to the amendment.

Rights cumulative

8.7                                             The rights, powers and remedies of Holdco and of each Scheme Shareholder under this Deed Poll are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this Deed Poll.

Assignment

8.8                                             The rights and obligations of Holdco and of each Scheme Shareholder under this Deed Poll are personal and must not be assigned, encumbered or otherwise dealt with at law or in equity.

Further assurances

8.9                                             Holdco must, at its own expense, whenever requested by Sundance, promptly do or, to the extent reasonably practicable, arrange for others to do everything, including executing any documents, reasonably necessary to give full effect to this Deed Poll and the transactions contemplated by this Deed Poll.

Governing law and jurisdiction

8.10                                      This Deed Poll is governed by the laws of New South Wales.

8.11                                      Holdco irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of New South Wales.

Execution

Executed as a deed.

Signed by
Sundance Energy Inc.
by an authorised officer:

Signature of authorised officer

Name: Cathy L. Anderson
Title: CFO

Corporate Directory

Sundance Directors

Mr. Michael D. Hannell

Mr. Eric P. McCrady

Mr. Damien A. Hannes

Mr. H. Weldon Holcombe

Mr. Neville W. Martin

Ms Judith D. Buie

Mr. Thomas L. Mitchell

Sundance Company Secretary

Mr. Damien Connor

Registered Office

Ground Floor, 28 Greenhill Road

Wayville SA 5034

Australia

Tel:  +61 8 8363 0388

Fax: +61 8 8132 0766

Sundance Website

www.sundanceenergy.com.au

Sundance Share Registry

Computershare Investor Services Pty Limited,

GPO Box 1282 Melbourne, Victoria 3001, Australia

Tel: 1300 556 161 (within Australia), or +61 3 9415 4000 (outside Australia)

Australian and US Legal Advisor

Baker McKenzie

Tower One - International Towers Sydney

Level 46, 100 Barangaroo Avenue

Sydney NSW 2000

Australia

Baker McKenzie

700 Louisiana, Suite 3000

Houston, Texas 77002

United States